SEMIANNUAL REPORT

Dreyfus Founders Balanced Fund

Investment Update
June 30, 2005

Dreyfus Founders Funds®
The Growth Specialists

Table of Contents

Management Overview	3
Fund Expenses	10
Statement of Investments	12
Statement of Assets and Liabilities	18
Statement of Operations	20
Statements of Changes in Net Assets	21
Financial Highlights	22
Notes to Financial Statements	28



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Investment Manager
Founders Asset Management LLC
*A Mellon Financial Company*SM
210 University Boulevard, Suite 800
Denver, CO 80206

Distributor
Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

The views expressed in this report reflect those of the portfolio managers only through the end of the period covered and do not necessarily represent the views of Founders or any other person in the Founders organization. Any such views are subject to change at any time based upon market or other conditions and Founders disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus Founders Fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus Founders Fund. Companies appearing in bold print on pages 3-9 were owned by the Fund on June 30, 2005. The amounts of these holdings are included in the Statement of Investments.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Management Overview





A discussion with portfolio manager John B. Jares, CFA, left, and assistant portfolio manager John V. Johnson, CFA, regarding Fund performance for the six-month period ended June 30, 2005.

Stagnant Versus Volatile

The first half of 2005 was a tale of two quarters: stagnant versus volatile. Early in the first quarter, the market saw profit-taking after a strong rally in the last half of 2004. The market then was without a major trend throughout the first quarter, which aided the Fund as individual stocks were rewarded. The second quarter, in contrast, was punctuated by a strong mid-quarter rally led by small- and mid-capitalization stocks, a rally that tended not to compensate large-cap exposure. Overlaying this was a rally in the bond market, notwithstanding continued interest rate increases by the Federal Reserve and stubbornly high energy prices. The markets ended the first half of 2005 down slightly from the beginning of the year, even though the economy continued to show signs of growth, and companies continued to exhibit fundamental earnings growth.

"We did not adjust the Fund's sector weights materially, even though, as the period ended, sector rotation appeared more important than stock selection."

We did not adjust the Fund's sector weights materially, even though, as the period ended, sector rotation appeared more important than stock selection. The Fund has held many of its core positions throughout this sector rotation, as we continued to hold confidence in these companies' earnings prospects and potential cash flow generation over our longer-term investment horizon.

For the six-month period ended June 30, 2005, the Dreyfus Founders Balanced Fund underperformed its benchmark, the Standard & Poor's 500 Index, which posted a total return of -0.81% for the same period.

Healthcare and IT Benefited Performance

The Fund experienced strong performance from its biotechnology and semiconductor stocks in the healthcare and information technology (IT) sectors, respectively. These industries showed strong improvements during the period in both fundamentals and in stock price movements. **Genentech, Inc.** was one such strong-performing biotechnology stock. The company performed well through the period due to the receptivity to its new drugs for the treatment of multiple indications of cancer.

Top 3 Performing Sectors in the Fund

Healthcare
Materials
Information Technology

Numerous other healthcare holdings boosted the Fund's relative return for the period. **Triad Hospitals, Inc.** began to show improvements in its hospital admissions as well as improving trends in its bad debt expense, a factor that plagued the healthcare facilities industry throughout 2004. The Fund's position in Triad was increased at the end of the period as these factors were expected to continue through 2005. The Fund also was aided by its position in Eon Labs, Inc. as Novartis acquired the generic pharmaceutical company earlier in the year. Pharmaceutical company IVAX Corporation reached our price objective during the period, with little catalyst for growth expected for the balance of the year. Therefore, the Fund sold its position in this company, as we felt the monies may be better deployed in other investments.

In information technology, **Apple Computer, Inc.** continued to benefit from strong sales of its portable music player, the iPod, which also led consumers to ultimately purchase more Apple products, particularly notebook and desktop computers.

The Fund was underweight the materials sector relative to its benchmark; this factor paired with strong stock selection in the sector positively contributed to the Fund's performance for the period.

Underexposure and Weak Stock Selection Impeded Return

For the first six months of 2005, the Fund's relative performance was impaired by underexposure in two strong-performing sectors: energy and utilities.

The Fund also was underweight the industrials sector, as industrials typically begin exhibiting weakness as the economic cycle matures and earnings growth begins to moderate. Although this underweight position produced a positive effect, poor stock selection impeded the Fund's

Bottom 3 Performing Sectors in the Fund

Energy
Financials
Utilities

performance in this sector. Industrials holding **W.W. Grainger, Inc.** declined as higher-than-expected spending on the company's store expansion program and issues with its implementation of a SAP business software solution created concerns about future earnings growth.

The Fund's stock selection in the financials sector also weighed on performance, as some financial companies tend to underperform in an increasing interest rate cycle. First Marblehead Corporation declined during the half as investors became concerned about the company's long-term growth rate. This was primarily due to two factors: slower-than-expected volume growth for the second quarter, and an announcement by a large customer that it is considering keeping a portion of its loans instead of securitizing them through First Marblehead.

Other weak individual performers during the period were found in the consumer discretionary sector. **Royal Caribbean Cruises Limited** negatively impacted the Fund as investors concerned with the effect high oil prices may have on the company's profits pressured the stock. The Fund continued to hold Royal Caribbean at the end of the period as capacity increases within the cruise industry remained benign and continued robust demand for cruises helped Royal Caribbean to continue strong pricing. The movies and entertainment

Largest Equity Holdings (ticker symbol)

1.	**Microsoft Corporation** (MSFT)	**3.22%**
2.	**Time Warner, Inc.** (TWX)	**3.11%**
3.	**MGI Pharma, Inc.** (MOGN)	**3.10%**
4.	**Triad Hospitals, Inc.** (TRI)	**2.49%**
5.	**International Business Machines Corporation** (IBM)	**2.45%**
6.	**General Electric Company** (GE)	**2.23%**
7.	**Royal Caribbean Cruises Limited** (RCL)	**2.05%**
8.	**Pfizer, Inc.** (PFE)	**1.96%**
9.	**Colgate-Palmolive Company** (CL)	**1.70%**
10.	**Dollar General Corporation** (DG)	**1.70%**

Holdings listed are a percentage of equity assets. Portfolio holdings are subject to change, and should not be construed as a recommendation of any security.

Growth of $10,000 Investment

Performance data quoted represents past performance. Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Please call 1-800-525-2440 to obtain the most recent month-end performance data.


Dreyfus Founders Balanced Fund-Class F
S&P 500 Index
Lipper Balanced Fund Index
$40,000
$30,000
$20,000
$10,000
$0
6/95
6/97
6/99
6/01
6/03
6/05
$25,792
$21,764
$15,050

The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Balanced Fund on 6/30/95 to a $10,000 investment made in unmanaged securities indexes on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses. **These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.**

The Standard & Poor's (S&P) 500 Index is designed to be representative of the U.S. equities market and consists of 500 leading companies in leading industries of the U.S. economy. The total return figures cited for this index assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund. The S&P 500 Index does not include a fixed-income component, while the Fund does. The Lipper Balanced Fund Index is an equal dollar weighted index of the largest mutual funds within the Balanced Fund classification, as defined by Lipper. This index is adjusted for the reinvestment of capital gains and income dividends, and reflects the management expenses associated with the funds included in the index. Further information related to Fund performance is contained elsewhere in this report.

Average Annual and Year-to Date Total Return as of 6/30/05

Class (Inception Date)	**Year-to-Date**[†]	**1 Year**	**5 Years**	**10 Years**	**Since Inception**
A Shares (12/31/99)					
With sales charge (5.75%)	(6.97%)	0.62%	(4.74%)	—	(4.17%)
Without sales charge	(1.24%)	6.77%	(3.61%)	—	(3.14%)
B Shares (12/31/99)					
With redemption*	(5.58%)	2.03%	(4.67%)	—	(4.02%)
Without redemption	(1.65%)	6.03%	(4.29%)	—	(3.85%)
C Shares (12/31/99)					
With redemption**	(2.67%)	4.80%	(4.60%)	—	(4.20%)
Without redemption	(1.68%)	5.80%	(4.60%)	—	(4.20%)
F Shares (2/19/63)	(1.12%)	7.00%	(3.31%)	4.17%	N/A
R Shares (12/31/99)	(0.99%)	7.35%	(3.64%)	—	(3.16%)
T Shares (12/31/99)					
With sales charge (4.50%)	(5.86%)	1.72%	(4.32%)	—	(3.84%)
Without sales charge	(1.41%)	6.51%	(3.44%)	—	(3.04%)

Average annual and year-to-date total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but do reflect the reinvestment of dividends and capital gain distributions, fee waivers for certain share classes, and adjustments for financial statement purposes. Part of the Fund's historical performance is due to the purchase of securities sold in initial public offerings (IPOs). There is no guarantee that the Fund's investments in IPOs, if any, will continue to have a similar impact on performance.

* The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.

** The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

† Total return is not annualized.

industry within the consumer discretionary sector underperformed as box office receipts during the period were a large disappointment. Both **Time Warner, Inc.** and **DreamWorks Animation SKG, Inc.** significantly hindered the Fund. Time Warner experienced pressure due to concerns over its earnings performance in the first half of 2005. However, Time Warner remained one of the largest equity holdings in the Fund as of June 30, 2005, as the second-half outlook for its products remained solid and the fundamentals in its top businesses appeared sound. DreamWorks warned of a loss in the second quarter as the company overestimated DVD sales and underestimated returns from its vendors and distributors. The Fund reduced its position in DreamWorks during the period, although we retained a small position due to the company's new projects in development for release over the next two years.

Fixed-Income Performance

In fixed-income markets, higher oil prices, a strengthening dollar and higher short-term interest rates were held accountable for any perceived slowdown in the economy during the period. The housing market provided a considerable offset to these factors, as well as stimulus to the economy, as homeowners continued to extract equity from their homes.

Whereas in the first quarter the Fund was aided by its high-quality bias, high cash position and short duration, the fixed-income portion of the Fund lagged during the second quarter of the period due to its large cash position and


Portfolio Composition of Net Assets
16.68% Healthcare
12.99% Information Technology
12.49% Consumer Discretionary
6.11% Financials
5.14% Consumer Staples
4.47% Industrials
2.70% Energy
1.25% Materials
0.54% Telecommunications Services
22.63% Fixed-Income Investments
15.00% Cash & Equivalents

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio managers and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

concentration in shorter-dated securities. A larger position in cash buffered the Fund when bonds sold off in the first quarter, but created a drag on performance when bonds rallied in the second quarter. A high concentration of corporate bonds also hindered performance as Treasuries and Agencies outpaced corporate debt during the first six months of 2005; corporates experienced several high-profile downgrades in the first quarter causing investor flight to quality and Treasury and Agency outperformance.

Exposure in the five- to seven-year range was added during the second quarter of the period; the Fund held 26% of its fixed-income assets in bonds with maturities five years or longer as of June 30, 2005. The Fund also held 20.9% of its fixed-income assets in corporate debt compared to 4.8% in Agencies. Longer-dated securities performed well for the Fund.

The Fund's exposure of 13% of its fixed-income assets to the fixed-rate mortgage category weighed on performance as mortgages lagged other fixed-income sectors during the period.

In Conclusion

We are monitoring indications that the Federal Reserve may be nearing the end of its tightening cycle. Additionally, as we will be nearing the typical 18-month lag effect on the economy from the onset of the first federal funds rate increase, we will monitor the data for signs of economic change.

The Fund maintained a somewhat more conservative stance as of the end of the period, but increased its equity weighting as we found more compelling growth opportunities over the last several months. We continue to focus on high-quality growth companies that we believe show strong fundamental attributes. As always, we thank you for your continued investment in the Fund.

John B. Jares, CFA
Portfolio Manager

John V. Johnson, CFA
Assistant Portfolio Manager

FUND EXPENSES

(unaudited)

As a shareholder of the Fund, depending on the class of shares of the Fund you own, you incur two types of costs: (1) transaction costs, including front-end and contingent deferred sales charges; and (2) ongoing costs, including management fees, Rule 12b-1 fees, shareholder services fees, and other expenses. The expense example shown below is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The expense example is based on an investment of $1,000 on January 1, 2005 and held through June 30, 2005.

Actual Expenses The numbers included in the expense example in the rows with the word "Actual" in the title provide information about actual account values and actual expenses. You may use this information to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.60), then multiply the result by the number under the column heading entitled "Expenses Paid During Period" for the class of shares you own to estimate the expenses you paid on your account during this period.

Hypothetical Expenses For Comparison Purposes The numbers included in the expense example in the rows with the word "Hypothetical" in the title provide information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio for each class of shares, and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare the hypothetical expenses in the expense example for the class of shares you own with the hypothetical expenses that appear in the shareholder reports of other funds.

Please note that the expenses shown in the expense example are meant to highlight your ongoing costs only and do not reflect the transaction costs described above. Therefore, the hypothetical expenses in the expense example are useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if the transaction costs were included, your costs would have been higher.

Expense Example

	Beginning Account Value (1/1/05)	Ending Account Value (6/30/05)	Expenses Paid During Period* (1/1/05-6/30/05)
Class A Actual	$1,000.00	$979.59	$7.98
Class A Hypothetical	1,000.00	1,016.66	8.13
Class B Actual	1,000.00	971.88	11.66
Class B Hypothetical	1,000.00	1,012.90	11.90
Class C Actual	1,000.00	971.11	12.05
Class C Hypothetical	1,000.00	1,012.49	12.30
Class F Actual	1,000.00	982.08	6.71
Class F Hypothetical	1,000.00	1,017.97	6.83
Class R Actual	1,000.00	984.80	5.33
Class R Hypothetical	1,000.00	1,019.37	5.42
Class T Actual	1,000.00	977.16	8.76
Class T Hypothetical	1,000.00	1,015.86	8.94

*Expenses are equal to each Class's respective annualized expense ratio, shown below, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).

Expense Ratios

These expense ratios reflect reimbursements and/or waivers of expenses by the Fund's investment adviser or its affiliates, earnings credits and brokerage offsets, where applicable.

	Expense Ratio
Class A	1.62%
Class B	2.37%
Class C	2.45%
Class F	1.36%
Class R	1.08%
Class T	1.78%

Statement of Investments

June 30, 2005 *(unaudited)*

Shares		Market Value
Common Stocks (Domestic)—59.8%		
Advertising—0.7%		
12,900	Lamar Advertising Company*	$ 551,703
Aerospace & Defense—1.1%		
13,400	Boeing Company	884,400
Asset Management & Custody Banks—0.7%		
13,500	Northern Trust Corporation	615,465
Biotechnology—2.8%		
5,400	Amgen, Inc.*	326,484
10,500	Genentech, Inc.*	842,940
14,200	Gilead Sciences, Inc.*	624,658
20,700	MedImmune, Inc.*	553,104
		2,347,186
Broadcasting & Cable TV—2.0%		
20,900	Clear Channel Communications, Inc.	646,437
24,300	EchoStar Communications Corporation	732,645
7,400	XM Satellite Radio Holdings, Inc. Class A*	249,084
		1,628,166
Communications Equipment—1.6%		
56,200	Cisco Systems, Inc.*	1,073,982
10,200	Juniper Networks, Inc.*	256,836
		1,330,818
Computer & Electronics Retail—0.3%		
3,900	Best Buy Company, Inc.	267,345
Computer Hardware—2.9%		
22,200	Apple Computer, Inc.*	817,182
21,100	International Business Machines Corporation	1,565,620
		2,382,802
Computer Storage & Peripherals—0.7%		
44,800	EMC Corporation*	614,208
Construction Materials—0.8%		
10,200	Lafarge North America, Inc.	636,888
Department Stores—0.8%		
11,200	Kohl's Corporation*	626,192
Diversified Banks—0.8%		
10,200	Wells Fargo & Company	628,116
Food Retail—0.9%		
33,600	Safeway, Inc.	759,024
General Merchandise Stores—2.5%		
53,100	Dollar General Corporation	1,081,116
17,700	Target Corporation	963,057
		2,044,173

Shares		Market Value
Healthcare Distributors—0.4%		
8,100	Henry Schein, Inc.*	$ 336,312
Healthcare Equipment—2.0%		
5,400	INAMED Corporation*	361,638
16,500	Waters Corporation*	613,305
9,000	Zimmer Holdings, Inc.*	685,530
		1,660,473
Healthcare Facilities—1.9%		
29,025	Triad Hospitals, Inc.*	1,585,926
Healthcare Supplies—0.5%		
9,000	Charles River Laboratories International, Inc.*	434,250
Homefurnishing Retail—0.6%		
11,900	Bed Bath & Beyond, Inc.*	497,182
Hotels, Resorts & Cruise Lines—0.5%		
7,600	Carnival Corporation	414,580
Household Products—1.8%		
7,300	Clorox Company	406,756
21,750	Colgate-Palmolive Company	1,085,543
		1,492,299
Hypermarkets & Super Centers—0.8%		
14,600	Wal-Mart Stores, Inc.	703,720
Industrial Conglomerates—1.7%		
41,000	General Electric Company	1,420,650
Integrated Oil & Gas—1.0%		
14,600	ExxonMobil Corporation	839,062
Integrated Telecommunication Services—0.5%		
7,100	Alltel Corporation	442,188
Internet Software & Services—0.5%		
10,900	Yahoo!, Inc.*	377,685
Investment Banking & Brokerage—0.8%		
3,400	Goldman Sachs Group, Inc.	346,868
6,700	Morgan Stanley	351,549
		698,417
Leisure Facilities—1.6%		
27,000	Royal Caribbean Cruises Limited	1,305,720
Life & Health Insurance—0.0%		
100	Aflac, Inc.	4,328
Movies & Entertainment—3.6%		
5,900	DreamWorks Animation SKG, Inc.*	154,580
118,700	Time Warner, Inc.*	1,983,477
25,600	Viacom, Inc. Class B	819,712
		2,957,769

See notes to statement of investments.

STATEMENT OF INVESTMENTS

June 30, 2005 *(unaudited) (continued)*

Shares		*Market Value*
Oil & Gas Equipment & Services—1.0%		
13,300	Smith International, Inc.	$ 847,210
Oil & Gas Exploration & Production—0.6%		
8,300	Apache Corporation	536,180
Other Diversified Financial Services—1.4%		
8,900	Ambac Financial Group, Inc.	620,864
10,866	Citigroup, Inc.	502,335
		1,123,199
Personal Products—1.6%		
7,300	Avon Products, Inc.	276,305
19,900	Gillette Company	1,007,537
		1,283,842
Pharmaceuticals—8.6%		
18,900	Abbott Laboratories	926,289
33,100	Angiotech Pharmaceuticals, Inc.*	458,766
15,900	Eli Lilly and Company	885,789
8,500	Johnson & Johnson	552,500
10,100	Medicis Pharmaceutical Corporation Class A	320,473
90,900	MGI Pharma, Inc.*	1,977,984
45,275	Pfizer, Inc.	1,248,685
16,000	Wyeth	712,000
		7,082,486
Railroads—1.2%		
14,800	Union Pacific Corporation	959,040
Semiconductor Equipment—0.8%		
25,200	Novellus Systems, Inc.*	622,692
Semiconductors—2.0%		
7,700	Intel Corporation	200,662
20,100	Linear Technology Corporation	737,469
8,400	Maxim Integrated Products, Inc.	320,964
14,000	Microchip Technology, Inc.	414,680
		1,673,775
Specialized Finance—0.4%		
6,700	Moody's Corporation	301,232
Specialty Chemicals—0.5%		
7,000	Sigma-Aldrich Corporation	392,280
Systems Software—3.5%		
82,700	Microsoft Corporation	2,054,268
37,500	Symantec Corporation*	815,250
		2,869,518
Thrifts & Mortgage Finance—0.9%		
19,100	The PMI Group, Inc.	744,518

Shares		*Market Value*
Trading Companies & Distributors—0.5%		
7,700	W.W. Grainger, Inc.	$ 421,883
Total Common Stocks (Domestic) (Cost—$46,712,086)		49,344,902
Common Stocks (Foreign)—2.6%		
Application Software—0.3%		
4,925	SAP AG Sponsored ADR (GE)	213,253
Healthcare Supplies—0.4%		
2,800	Alcon, Inc. (SZ)	306,180
Investment Banking & Brokerage—1.1%		
39,800	Lazard Limited Class A (BD)*	925,350
Semiconductors—0.8%		
25,350	ATI Technologies, Inc. (CA)*	300,398
8,500	Marvell Technology Group Limited (BD)*	323,340
		623,738
Total Common Stocks (Foreign) (Cost—$2,109,283)		2,068,521

Principal Amount		*Market Value*
Corporate Bonds (Domestic)—8.1%		
Automobile Manufacturers—1.2%		
$ 1,000,000	Toyota Motor Credit Corporation 5.65% 1/15/07	$ 1,023,270
Diversified Banks—2.1%		
1,540,000	Washington Mutual, Inc. 8.25% 4/1/10	1,768,659
General Merchandise Stores—1.0%		
750,000	Target Corporation 5.875% 3/1/12	814,350
Household Products—2.0%		
1,500,000	Colgate-Palmolive Company 5.98% 4/25/12	1,643,280
Pharmaceuticals—1.8%		
1,500,000	Abbott Laboratories 5.625% 7/1/06	1,525,095
Total Corporate Bonds (Domestic) (Cost—$6,452,414)		6,774,654
U.S. Government Obligations—10.9%		
Agency Pass Through—3.5%		
2,709,763	U.S. Small Business Administration Series 10-A 6.64% 2/1/11	2,869,395

See notes to statement of investments.

Statement of Investments

June 30, 2005 *(unaudited) (continued)*

Principal Amount		Market Value
Government Sponsored Enterprises—1.9%		
$ 700,000	Federal Farm Credit Bank 4.70% 12/10/14	$ 721,700
800,000	Federal Home Loan Bank 4.50% 11/15/12	817,720
		1,539,420
Mortgage-Backed Securities: GNMA/Guaranteed—1.6%		
1,306,605	Government National Mortgage Association 6.00% 1/15/33 Pool #563709	1,348,769
U.S. Treasury Notes—3.9%		
1,186,320	U.S. Treasury Inflation Index Note 3.875% 1/15/09	1,291,110
	U.S. Treasury Note:	
900,000	4.25% 8/15/14	921,519
900,000	5.75% 8/15/10	983,637
		3,196,266
Total U.S. Government Obligations (Cost—$8,773,250)		8,953,850
Government Bonds (Foreign)—3.6%		
Government Securities—3.6%		
CAD 3,535,000	Province of Quebec 6.50% 12/1/05 (CA)	2,929,791
Total Government Bonds (Foreign) (Cost—$2,343,706)		2,929,791

Principal Amount		Amortized Cost
Corporate Short-Term Notes—16.9%		
Distillers & Vintners—4.5%		
$ 3,700,000	Diageo Capital PLC 3.25% 7/6/05~	$ 3,698,330
Diversified Banks—3.6%		
3,000,000	HSBC Finance Corporation 3.25% 7/7/05	2,998,375
Electronic Equipment Manufacturers—2.3%		
1,900,000	Hitachi America Capital Limited 3.23% 7/5/05~	1,899,318
Multi-Line Insurance—1.6%		
1,300,000	AIG Funding, Inc. 3.23% 7/5/05	1,299,533

Principal Amount		*Amortized Cost*
Other Diversified Financial Services—4.9%		
$ 4,000,000	Merrill Lynch & Company 3.05% 7/1/05	$ 4,000,000
Total Corporate Short-Term Notes (Amortized Cost—$13,895,556)		13,895,556
Total Investments—101.9% (Total Cost—$80,286,295)		83,967,274
Other Assets and Liabilities—(1.9%)		(1,531,697)
Net Assets—100.0%		$ 82,435,577

Notes to Statement of Investments

* *Non-income producing.*

~ *Security was acquired pursuant to Section 4(2) of the Securities Act of 1933 and may be deemed to be restricted for resale. These securities amounted to $5,597,648, or 6.8%, of the Fund's net assets as of June 30, 2005.*

ADR - American Depositary Receipt
BD - Bermuda
CA - Canada
GE - Germany
SZ - Switzerland

See notes to financial statements.

Statement of Assets and Liabilities

June 30, 2005 *(unaudited)*

Assets		
Investment securities, at cost	$	80,286,295
Investment securities, at market		83,967,274
Cash		464,257
Receivables:		
Capital shares sold		28,142
Dividends and interest		270,377
Other assets		61,495
Total Assets		84,791,545

Liabilities		
Payables and other accrued liabilities:		
Investment securities purchased		2,097,768
Capital shares redeemed		51,020
Advisory fees		44,637
Shareholder servicing fees		5,958
Accounting fees		4,120
Distribution fees		26,548
Transfer agency fees		13,541
Custodian fees		1,286
Other		111,090
Total Liabilities		2,355,968
Net Assets	$	82,435,577

Composition of Net Assets		
Capital (par value and paid-in surplus)	$	265,972,876
Accumulated net investment loss		(28,178)
Accumulated net realized loss from security transactions		(187,190,299)
Net unrealized appreciation on investments and foreign currency translation		3,681,178
Total	$	82,435,577

Class A		
Net Assets	$	1,648,413
Shares Outstanding		198,443
Net Asset Value, Redemption Price Per Share	$	8.31
Maximum offering price per share (net asset value plus sales charge of 5.75% of offering price)	$	8.82
Class B		
Net Assets	$	1,329,526
Shares Outstanding		161,601
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	8.23
Class C		
Net Assets	$	230,753
Shares Outstanding		28,496
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	8.10
Class F		
Net Assets	$	79,140,214
Shares Outstanding		9,516,923
Net Asset Value, Offering and Redemption Price Per Share	$	8.32
Class R		
Net Assets	$	53,217
Shares Outstanding		6,423
Net Asset Value, Offering and Redemption Price Per Share	$	8.29
Class T		
Net Assets	$	33,454
Shares Outstanding		3,921
Net Asset Value, Redemption Price Per Share	$	8.53
Maximum offering price per share (net asset value plus sales charge of 4.50% of offering price)	$	8.93

See notes to financial statements.

Statement of Operations

For the six months ended June 30, 2005 *(unaudited)*

Investment Income	
Dividends	$ 248,002
Interest	801,290
Foreign taxes withheld	(267)
Total Investment Income	1,049,025
Expenses	
Advisory fees—Note 2	280,956
Shareholder servicing fees—Note 2	34,841
Accounting fees—Note 2	25,934
Distribution fees—Note 2	110,232
Transfer agency fees—Note 2	54,728
Registration fees	27,600
Postage and mailing expenses	10,246
Custodian fees and expenses—Note 2	3,521
Printing expenses	26,690
Legal and audit fees	14,374
Directors' fees and expenses—Note 2	7,940
Other expenses	10,938
Total Expenses	608,000
Earnings Credits	(2,769)
Reimbursed/Waived Expenses	(2,289)
Expense Offset to Broker Commissions	(6,035)
Net Expenses	596,907
Net Investment Income	452,118
Realized and Unrealized Gain (Loss) on Security Transactions and Foreign Currency Transactions	
Net Realized Gain (Loss) on:	
Security Transactions	7,208,681
Foreign Currency Transactions	(622)
Net Realized Gain	7,208,059
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	(8,759,925)
Net Realized and Unrealized Loss	(1,551,866)
Net Decrease in Net Assets Resulting from Operations	$ (1,099,748)

See notes to financial statements.

Statements of Changes in Net Assets
(unaudited)

	Six months ended 6/30/05	Year ended 12/31/04
Operations		
Net Investment Income	$ 452,118	$ 1,165,048
Net Realized Gain on Security and Foreign Currency Transactions	7,208,059	8,838,969
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	(8,759,925)	(2,078,931)
Net Increase (Decrease) in Net Assets Resulting from Operations	(1,099,748)	7,925,086
Dividends and Distributions to Shareholders		
From Net Investment Income		
Class A	(7,062)	(16,533)
Class B	(406)	(4,861)
Class C	(39)	(659)
Class F	(440,827)	(1,146,498)
Class R	(380)	(763)
Class T	(110)	(243)
Net Decrease from Dividends and Distributions	(448,824)	(1,169,557)
Capital Share Transactions		
Net Decrease—Note 4		
Class A	(4,390)	(2,547)
Class B	(269,764)	(135,764)
Class C	(28,485)	(49,827)
Class F	(9,074,043)	(36,636,581)
Class R	(4,620)	(16,844)
Class T	(907)	(3,452)
Net Decrease from Capital Share Transactions	(9,382,209)	(36,845,015)
Net Decrease in Net Assets	(10,930,781)	(30,089,486)
Net Assets		
Beginning of period	$ 93,366,358	$ 123,455,844
End of period	$ 82,435,577	$ 93,366,358
Accumulated Net Investment Loss	$ (28,178)	$ (31,472)

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(unaudited)

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class A Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$8.45	$7.88	$6.68	$8.18	$9.24
Income from investment operations:					
Net investment income	0.03	0.08	0.05	0.05	0.06
Net realized and unrealized gains (losses) on securities	(0.13)	0.57	1.20	(1.51)	(1.03)
Total from investment operations	(0.10)	0.65	1.25	(1.46)	(0.97)
Less dividends and distributions:					
From net investment income	(0.04)	(0.08)	(0.05)	(0.04)	(0.09)
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	(0.04)	(0.08)	(0.05)	(0.04)	(0.09)
Net Asset Value, end of period	$8.31	$8.45	$7.88	$6.68	$8.18
Total Return[a]	(1.24%)	8.31%	18.81%	(17.85%)	(10.46%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$1,648	$1,682	$1,572	$1,243	$1,227
Ratios to average net assets[b]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[c]	1.64%	1.49%	1.83%	1.89%	1.87%
Expenses with reimbursements, earnings credits and brokerage offsets	1.62%	1.48%	1.83%	1.89%	1.87%
Net investment income	0.81%	0.96%	0.63%	0.56%	0.51%
Portfolio turnover rate[d]	160%	134%	108%	122%	111%

a. *Sales charges are not reflected in the total return.*

b. *Annualized.*

c. *Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 1.65% (2005), 1.49% (2004), 1.83% (2003), 1.89% (2002), and 1.87% (2001).*

d. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class B Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$8.37	$7.80	$6.63	$8.11	$9.18
Income from investment operations:					
Net investment income (loss)	0.00[a,b]	0.01	0.01	(0.01)	0.01
Net realized and unrealized gains (losses) on securities	(0.14)	0.58	1.17	(1.47)	(1.03)
Total from investment operations	(0.14)	0.59	1.18	(1.48)	(1.02)
Less dividends and distributions:					
From net investment income	0.00[c]	(0.02)	(0.01)	0.00[c]	(0.05)
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	(0.02)	(0.01)	0.00	(0.05)
Net Asset Value, end of period	$8.23	$8.37	$7.80	$6.63	$8.11
Total Return[d]	(1.65%)	7.63%	17.76%	(18.21%)	(11.13%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$1,330	$1,625	$1,647	$1,181	$1,484
Ratios to average net assets[e]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[f]	2.38%	2.21%	2.53%	2.54%	2.50%
Expenses with reimbursements, earnings credits and brokerage offsets	2.37%	2.21%	2.53%	2.54%	2.49%
Net investment income (loss)	0.07%	0.23%	(0.08%)	(0.10%)	(0.13%)
Portfolio turnover rate[g]	160%	134%	108%	122%	111%

a. Computed using average shares outstanding throughout the period.
b. Net investment income for the period ended June 30, 2005 aggregated less than $0.01 on a per share basis.
c. Distributions from net investment income for the year ended December 31, 2002 and the period ended June 30, 2005, aggregated less than $0.01 on a per share basis.
d. Sales charges are not reflected in the total return.
e. Annualized.
f. Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 2.39% (2005), 2.21% (2004), 2.53% (2003), 2.54% (2002), and 2.50% (2001).
g. Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.
See notes to financial statements.

Financial Highlights

(unaudited) (continued)

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class C Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$8.24	$7.69	$6.54	$8.04	$9.17
Income from investment operations:					
Net investment income (loss)	0.00[a,b]	0.01[a]	(0.01)	(0.17)	(0.05)
Net realized and unrealized gains (losses) on securities	(0.14)	0.56	1.16	(1.33)	(1.03)
Total from investment operations	(0.14)	0.57	1.15	(1.50)	(1.08)
Less dividends and distributions:					
From net investment income	0.00[c]	(0.02)	0.00[c]	0.00	(0.05)
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	(0.02)	0.00	0.00	(0.05)
Net Asset Value, end of period	$8.10	$8.24	$7.69	$6.54	$8.04
Total Return[d]	(1.68%)	7.42%	17.59%	(18.66%)	(11.80%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$231	$264	$295	$248	$496
Ratios to average net assets[e]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[f]	2.46%	2.35%	2.69%	3.48%	3.96%
Expenses with reimbursements, earnings credits and brokerage offsets	2.45%	2.34%	2.69%	3.48%	3.96%
Net investment income (loss)	(0.01%)	0.08%	(0.17%)	(1.05%)	(1.64%)
Portfolio turnover rate[g]	160%	134%	108%	122%	111%

a. *Computed using average shares outstanding throughout the period.*
b. *Net investment loss for the period ended June 30, 2005 aggregated less than $0.01 on a per share basis.*
c. *Distributions from net investment income for the year ended December 31, 2003 and the period ended June 30, 2005, aggregated less than $0.01 on a per share basis.*
d. *Sales charges are not reflected in the total return.*
e. *Annualized.*
f. *Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 2.47% (2005), 2.35% (2004), 2.69% (2003), 3.48% (2002), and 4.24% (2001).*
g. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class F Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$8.46	$7.88	$6.69	$8.20	$9.22
Income from investment operations:					
Net investment income	0.04	0.08	0.06	0.07	0.10
Net realized and unrealized gains (losses) on securities	(0.13)	0.59	1.20	(1.50)	(1.02)
Total from investment operations	(0.09)	0.67	1.26	(1.43)	(0.92)
Less dividends and distributions:					
From net investment income	(0.05)	(0.09)	(0.07)	(0.08)	(0.10)
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	(0.05)	(0.09)	(0.07)	(0.08)	(0.10)
Net Asset Value, end of period	$8.32	$8.46	$7.88	$6.69	$8.20
Total Return	(1.12%)	8.58%	18.96%	(17.46%)	(9.94%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$79,140	$89,701	$119,835	$130,314	$297,068
Ratios to average net assets[a]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[b]	1.37%	1.34%	1.54%	1.43%	1.23%
Expenses with reimbursements, earnings credits and brokerage offsets	1.36%	1.33%	1.54%	1.42%	1.22%
Net investment income	1.07%	1.08%	0.93%	0.99%	1.20%
Portfolio turnover rate[c]	160%	134%	108%	122%	111%

a. *Annualized.*

b. *Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 1.38% (2005), 1.34% (2004), 1.54% (2003), 1.43% (2002), and 1.23% (2001).*

c. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

See notes to financial statements.

Financial Highlights
(unaudited) (continued)

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class R Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$8.43	$7.86	$6.68	$8.18	$9.22
Income from investment operations:					
Net investment income (loss)	0.05	0.09	0.16	(0.16)	0.09
Net realized and unrealized gains (losses) on securities	(0.13)	0.58	1.05	(1.34)	(1.02)
Total from investment operations	(0.08)	0.67	1.21	(1.50)	(0.93)
Less dividends and distributions:					
From net investment income	(0.06)	(0.10)	(0.03)	0.00	(0.11)
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	(0.06)	(0.10)	(0.03)	0.00	(0.11)
Net Asset Value, end of period	$8.29	$8.43	$7.86	$6.68	$8.18
Total Return	(0.99%)	8.63%	18.12%	(18.34%)	(10.09%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$53	$59	$72	$11	$14
Ratios to average net assets[a]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[b]	1.10%	1.21%	2.37%	4.24%	3.07%
Expenses with reimbursements, earnings credits and brokerage offsets	1.08%	1.21%	2.37%	4.24%	3.07%
Net investment income (loss)	1.35%	1.21%	0.01%	(1.77%)	(0.75%)
Portfolio turnover rate[c]	160%	134%	108%	122%	111%

a. *Annualized.*

b. *Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 1.26% (2005), 1.35% (2004), 2.62% (2003), 19.52% (2002), and 272.77% (2001).*

c. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class T Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$8.68	$8.09	$6.88	$8.17	$9.21
Income from investment operations:					
Net investment income (loss)	0.02	0.03	0.21	(0.37)	0.08
Net realized and unrealized gains (losses) on securities	(0.14)	0.62	1.00	(0.92)	(1.04)
Total from investment operations	(0.12)	0.65	1.21	(1.29)	(0.96)
Less dividends and distributions:					
From net investment income	(0.03)	(0.06)	0.00[a]	0.00	(0.08)
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	(0.03)	(0.06)	0.00	0.00	(0.08)
Net Asset Value, end of period	$8.53	$8.68	$8.09	$6.88	$8.17
Total Return[b]	(1.41%)	8.01%	17.65%	(15.79%)	(10.44%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$33	$35	$36	$13	$232
Ratios to average net assets[c]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[d]	1.79%	1.77%	2.73%	2.60%	3.36%
Expenses with reimbursements, earnings credits and brokerage offsets	1.78%	1.77%	2.73%	2.59%	3.36%
Net investment income (loss)	0.66%	0.66%	(0.29%)	(0.31%)	(1.12%)
Portfolio turnover rate[e]	160%	134%	108%	122%	111%

a. Distributions from net investment income for the year ended December 31, 2003 aggregated less than $0.01 on a per share basis.

b. Sales charges are not reflected in the total return.

c. Annualized.

d. Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 2.06% (2005), 2.02% (2004), 3.18% (2003), 14.63% (2002), and 18.37% (2001).

e. Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940 (the "1940 Act"). Ten series of shares are currently issued: Balanced, Discovery, Equity Growth, Government Securities, Growth, International Equity, Mid-Cap Growth, Money Market, Passport and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders Balanced Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B shares redeemed within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

Security Valuations—A domestic equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of a security traded on Nasdaq, at its official closing price. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available, or in the case of written call options, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers.

A foreign equity security traded on a foreign exchange is valued at the last quoted official closing price available before the time when the Fund's assets are valued, or at the last quoted sales price if the exchange does not provide an official closing price or if the foreign market has not yet closed. Lacking any sales that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available. Since February 22, 2005, New York closing exchange rates have been used to convert foreign currencies to U.S. dollars. Previously, London closing exchange rates were used to convert foreign currencies to U.S. dollars.

A debt security with a remaining maturity greater than 60 days at the time of purchase is valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such price is not available, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers. A debt security with a remaining maturity of 60 days or less at the time of purchase is valued at amortized cost, which approximates market value, unless it is determined that amortized cost would not represent market value, in which case the securities would be marked to market. The Fund amortizes premiums and discounts on all debt securities.

If market quotations or official closing prices are not readily available or are determined not to reflect accurately fair value, securities will be valued at their fair value as

determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event occurs after the close of the market on which a security is traded but before the Fund calculates its net asset value, and it is determined that the event has materially affected the value of the security. Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indexes of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts.

Using fair value to price securities may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their net asset values. In addition, it is possible that the fair value determined for a security may be different from the value that may be realized upon the security's sale, and that these differences may be material to the net asset value of the Fund.

Security Transactions**—**Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

U.S. Government Obligations**—**Some U.S. government obligations, such as Government National Mortgage Association (GNMA) pass-through certificates, are supported by the full faith and credit of the United States Treasury. Other obligations, such as securities of the Federal Home Loan Bank (FHLB), are supported by the right of the issuer to borrow from the United States Treasury; and others, such as bonds issued by Federal National Mortgage Association (FNMA, a private corporation), are supported only by the credit of the agency, authority or instrumentality, although the Secretary of the Treasury has discretionary authority, though not the obligation, to purchase obligations of FNMA.

Foreign Securities and Currency Transactions**—**Foreign securities carry more risk than U.S. securities, such as political and currency risks. The Fund may invest at least a portion of its assets in foreign securities. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The resultant foreign currency gain or loss from the contract, if any, is recorded as foreign currency gain or loss and would be presented as such in the Statement of Operations.

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily, as earned, and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Distributions to Shareholders—The Fund declares and distributes dividends (if any) quarterly and capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions on Fund portfolio transactions. These commissions reduce Other Expenses and are included in the Expense Offset to Broker Commissions in the Statement of Operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Indemnifications—In the normal course of business, the Company enters into contracts that contain provisions indemnifying other parties against specified potential liabilities. Each Fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Fund that have not yet occurred. However, based on experience, the Funds expect the risk of loss to be remote.

Other—Certain prior year information has been reformatted, without substantive change, to conform with the current period presentation.

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is an indirect wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the Fund's net assets. The fee is 0.65% of the first $250 million of net assets, 0.60% of the next $250 million of net assets, 0.55% of the next $250 million of net assets and 0.50% of net assets in excess of $750 million.

Shareholder Servicing and Transfer Agency Fees for Class F Shares—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), the direct owner of Founders and a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus", an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. The Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. During the six months ended June 30, 2005, Class F shares were charged $30,570 pursuant to this shareholder services agreement.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all of the Fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges from DTI are paid by the Fund. During the six months ended June 30, 2005, Class F shares were charged $4,445 for out-of-pocket transfer agent charges.

Transfer Agency Fees for Class A, Class B, Class C, Class R and Class T Shares—The fees charged by DTI with respect to the Fund's Class A, B, C, R and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $13.09 to $13.51, per shareholder account considered to be an open account at any time during a given month, plus out-of-pocket charges. Class-specific transfer agency fees, including both the per account fees paid to DTI and out-of-pocket charges, during the six months ended June 30, 2005 were as follows:

	Transfer Agency Fees
Class A	$2,863
Class B	$2,544
Class C	$530
Class R	$60
Class T	$86

Founders has agreed to reimburse (or to cause its affiliates to reimburse) the Class R and Class T share classes of the Fund for certain transfer agency expenses pursuant to a written contractual commitment. This commitment will extend through at least August 31, 2006, and will not be terminated without prior notification to the Company's board of directors. For the six months ended June 30, 2005, Class R and Class T were each reimbursed $44, which reduced the amounts paid to DTI to $16 and $42, respectively.

Cash Management Fees—The Funds also pay Mellon Bank N.A. ("Mellon Bank"), a wholly-owned subsidiary of Mellon Financial Corporation and an affiliate of Founders, fees for certain cash management services. These include various services related to the processing of shareholder transactions in the Funds. During the six months ended June 30, 2005, the Fund was charged $1,116 for cash management fees, which are included in the out-of-pocket transfer agency charges above.

Other Transfer Agency Fees—Various broker-dealers, retirement plan administrators and other entities have established omnibus accounts with the Fund, and provide sub-transfer agency, recordkeeping or similar services to persons holding Fund shares through those accounts. During the six months ended June 30, 2005, the Fund paid $44,200 to these entities for such services. This amount is included in the transfer agency fees shown on the Statement of Operations.

Distribution and Shareholder Services Plans—DSC also is the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing or servicing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the six months ended June 30, 2005, Class F shares were charged $103,719 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class B, Class C and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

Distribution and shareholder servicing fees paid to DSC by the Fund's Class A, B, C and T shares for the six months ended June 30, 2005, were as follows:

	Distribution Fees	Shareholder Servicing Fees
Class A	N/A	$2,072
Class B	$5,537	$1,846
Class C	$934	$311
Class T	$42	$42

During the six months ended June 30, 2005, DSC retained $942 in sales commissions from the sales of Class A shares. DSC also retained $5,229 of contingent deferred sales charges relating to redemptions of Class B shares.

Fund Accounting and Administrative Services Fees**—**The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of 0.06% of the average daily net assets of the Fund on the first $500 million, 0.04% of the average daily net assets of the Fund on the next $500 million and 0.02% of the average daily net assets of the Fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has contractually agreed in writing to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees**—**Mellon Bank serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Fund held by the custodian. The Fund could have employed these assets elsewhere to produce income had it not entered into this arrangement. The custodian has contractually agreed in writing to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the six months ended June 30, 2005, the Fund's portion of the fee waiver was $2,201, which reduced the amount paid to Mellon Bank to $1,320.

Directors Compensation**—**The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is invested in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Other Liabilities on the Statement of Assets and Liabilities. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders, which pays their compensation. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, foreign currency transactions, net operating losses and capital loss carryovers.

The tax components of capital represent distribution requirements the Fund must satisfy under the income tax regulations and losses or tax deductions the Fund may be able to offset against income and capital gains realized in future years. Accumulated capital losses and post-October 31 capital losses noted below, if any, as of December 31, 2004, represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. Accumulated capital losses as of December 31, 2004 were:

Expiration	Amount
2008	$72,497,269
2009	$49,289,530
2010	$70,087,112
2011	$1,472,188
	$193,346,099

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of June 30, 2005 are noted below. Unrealized appreciation/depreciation in the table below excludes appreciation/depreciation on foreign currency translation, if any. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Undistributed Ordinary Income	$7,356
Federal Tax Cost	$81,208,742
Gross Tax Appreciation of Investments	$4,298,124
Gross Tax Depreciation of Investments	$(1,539,592)
Net Tax Appreciation	$2,758,532

4. Capital Share Transactions

The Fund is authorized to issue 850 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

	Six months ended June 30, 2005			Year ended December 31, 2004		
	Shares		Amount	Shares		Amount
Class A						
Sold	33,753	$	281,841	52,105	$	413,025
Dividends or Distributions Reinvested	786	$	6,551	1,969	$	15,805
Redeemed	(35,162)	$	(292,782)	(54,549)	$	(431,377)
Net Decrease	(623)	$	(4,390)	(475)	$	(2,547)
Class B						
Sold	15,303	$	125,833	53,204	$	414,706
Dividends or Distributions Reinvested	38	$	311	466	$	3,759
Redeemed	(47,948)	$	(395,908)	(70,543)	$	(554,229)
Net Decrease	(32,607)	$	(269,764)	(16,873)	$	(135,764)
Class C						
Sold	433	$	3,488	16,072	$	124,317
Dividends or Distributions Reinvested	3	$	27	59	$	475
Redeemed	(3,951)	$	(32,000)	(22,428)	$	(174,619)
Net Decrease	(3,515)	$	(28,485)	(6,297)	$	(49,827)
Class F						
Sold	437,062	$	3,643,006	1,100,066	$	8,730,703
Dividends or Distributions Reinvested	51,258	$	427,748	138,996	$	1,116,482
Redeemed	(1,574,754)	$	(13,144,797)	(5,836,747)	$	(46,483,766)
Net Decrease	(1,086,434)	$	(9,074,043)	(4,597,685)	$	(36,636,581)
Class R						
Sold	0	$	0	0	$	0
Dividends or Distributions Reinvested	46	$	380	94	$	751
Redeemed	(608)	$	(5,000)	(2,224)	$	(17,595)
Net Decrease	(562)	$	(4,620)	(2,130)	$	(16,844)
Class T						
Sold	0	$	0	4,985	$	39,775
Dividends or Distributions Reinvested	7	$	60	27	$	223
Redeemed	(114)	$	(967)	(5,430)	$	(43,450)
Net Decrease	(107)	$	(907)	(418)	$	(3,452)

5. Investment Transactions

For the six months ended June 30, 2005, purchases and sales of investment securities (excluding short-term securities and U.S. government obligations) were $69,241,181 and $84,813,689, respectively. Purchases and sales of long-term U.S. government obligations were $987,082 and $9,433,428, respectively.

6. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for temporary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $50 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $50 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At June 30, 2005, the Fund did not have any borrowings under the LOC.

7. Legal Matters

In early 2004, two purported class and derivative actions were filed against Mellon Financial Corporation, Mellon Bank, Founders, Dreyfus, and certain directors of the Dreyfus Founders Funds and the Dreyfus Funds (together, the “Defendant Funds”). In September 2004, plaintiffs served a Consolidated Amended Complaint (the “Amended Complaint”) on behalf of a purported class of all persons who acquired interests in any of the Defendant Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Defendant Funds. The Amended Complaint in the newly styled *In re Dreyfus Mutual Funds Fee Litigation* also named DSC, Premier Mutual Fund Services, Inc. and two additional directors of the Defendant Funds as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Defendant Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Defendant Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Defendant Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Defendant Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys’ fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Defendant Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Defendant Funds. Founders, Dreyfus and the Defendant Funds believe the allegations to be totally without merit and intend to defend the action vigorously. The defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Founders nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Founders’ ability to perform its contract with the Funds.

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Dreyfus Founders Balanced Fund
P.O. Box 55360
Boston, MA 02205-8252
1-800-525-2440
www.founders.com

Proxy Voting Information

A description of the policies and procedures that the Fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the Fund voted these proxies for the 12-month period ended June 30, 2005, is available through the Fund's website at www.founders.com and on the Securities and Exchange Commission's (SEC) website at www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-525-2440.

Portfolio Holdings

The Fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The Fund's Forms N-Q are available on the SEC's website at www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the SEC's Public Reference Room may be obtained by calling 1-800-SEC-0330.

This report and the statements it contains are submitted for the general information of our shareholders. The report is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus.

Dreyfus Service Corporation, Distributor.

A-636-BAL-05

SEMIANNUAL REPORT

Dreyfus Founders Discovery Fund

Investment Update
June 30, 2005

Dreyfus Founders Funds®
The Growth Specialists

Table of Contents

Management Overview	3
Fund Expenses	12
Statement of Investments	14
Statement of Assets and Liabilities	18
Statement of Operations	20
Statements of Changes in Net Assets	21
Financial Highlights	22
Notes to Financial Statements	28



Paperless Delivery of this Report

Did you know you can reduce your postal mail by accessing Dreyfus Founders Funds regulatory material online? It's a simple, reliable process: when new documents such as this financial report are available, we'll send you an e-mail notification containing a convenient link that will take you directly to that Fund information on our website.

To take advantage of this service, simply inform us online of your decision to receive materials through the Founders E-Communications Program. Cut down on mailbox clutter and help the Fund reduce printing and postage charges by enrolling today at **www.founders.com/ecommunications**. If you own Funds through a third party, enroll at **www.icsdelivery.com**.

Investment Manager
Founders Asset Management LLC
A Mellon Financial Company[SM]
210 University Boulevard, Suite 800
Denver, CO 80206

Distributor
Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

The views expressed in this report reflect those of the portfolio managers only through the end of the period covered and do not necessarily represent the views of Founders or any other person in the Founders organization. Any such views are subject to change at any time based upon market or other conditions and Founders disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus Founders Fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus Founders Fund. Companies appearing in bold print on pages 3-10 were owned by the Fund on June 30, 2005. The amounts of these holdings are included in the Statement of Investments.

Management Overview





A discussion with co-portfolio managers Bradley C. Orr, CFA, left, and James (J.D.) Padgett, CFA, regarding Fund performance for the six-month period ended June 30, 2005.

A Mixed Environment

Following the strong advances registered by the domestic equity markets during the fourth quarter of last year, 2005 started on a far less positive note. Markets declined broadly in the first quarter due to a persistent rise in oil prices and the Federal Reserve's tightening monetary policy.

The markets did partially recover during the second quarter, as investors began to speculate that the Federal Reserve may soon end its rate tightening campaign. At the same time, the pace of economic growth remained relatively strong, as evidenced by the robust gross domestic product (GDP) in the second quarter.

During the first six months of 2005, small-cap growth stocks underperformed both small-cap value stocks and large-cap growth stocks. This can be seen when comparing the -3.58% six-month return of the Russell 2000 Growth Index to the 0.90% return of the Russell 2000 Value Index, as well as to the -1.72% and -0.81% returns in the larger-capitalization Russell 1000 Growth Index and the Standard & Poor's 500 Index, respectively.

For the six-month period ended June 30, 2005, Dreyfus Founders Discovery Fund's performance[1] compared favorably to the Fund's benchmark, the Russell 2000 Growth Index, which, as mentioned above, posted a total return of -3.58% for the same period.

---

[1] Excluding sales charges, which result in lower returns for certain share classes. Please see page 7 for Average Annual and Year-to-Date Total Returns for all share classes, including and excluding sales charges.

The Russell 2000 Value Index measures the performance of those Russell 2000 companies with lower price-to-book ratios and lower forecasted growth values. The Russell 1000 Growth Index is an unmanaged index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. The Standard & Poor's (S&P) 500 Index is designed to be representative of the U.S. equities market and consists of 500 leading companies in leading industries of the U.S. economy. The total return figures cited for these indexes assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund.

Portfolio Composition Changes

High energy prices continued to drive demand in the oil services industry; therefore, the Fund added energy holdings during the period in an attempt to garner greater growth potential in this sector. In addition, the Fund's weighting in the consumer discretionary sector was significantly larger than that of its benchmark as we believed many opportunities existed in this sector.

The Fund decreased its weighting in the information technology sector as we felt that valuations weren't compelling enough to outweigh broad fundamental concerns in this sector.

Also, the Fund decreased its weighting in the industrials sector, although industrials were still overweight versus the benchmark. During the first half, many companies in this sector faced decelerating revenue and earnings growth. In fact, earnings expectations dropped after many months of upward revisions. At the same time, valuations were at the high end of historical ranges. We felt the earnings acceleration that had been driven by the recovering economy began to naturally slow, and therefore, we reduced the Fund's exposure to this sector.

Consumer Discretionary Stocks Benefited Performance

The consumer discretionary sector proved particularly strong for the Fund during the six-month period. An overweight position and strong stock selection led to solid outperformance in this sector. Although the strength of consumer spending is an important backdrop for the financial performance of most consumer discretionary companies, there were many stocks within the sector that outperformed despite the uncertain macro-economic environment.

The Fund opportunistically added to its positions in existing consumer discretionary holdings after the market sold these stocks due to short-term or potentially unwarranted concerns. **Guitar Center, Inc.**, a music retailer, and **WMS Industries, Inc.**, a casino gaming machine manufacturer, were two such examples. Guitar Center experienced some weaker results toward the end of the first quarter, causing the stock to decline over 17% from its high. The Fund took this opportunity to significantly increase its position in Guitar Center and benefited from the stock's price increase in the second quarter. WMS reported better-than-expected revenue growth in the fourth quarter of 2004, but was unable to control expenses and increase margins, thus putting future earnings growth in question. The company recovered in the first quarter of 2005, resulting in improved earnings performance. The Fund increased its position in WMS following the fourth quarter earnings disappointment and ensuing stock decline.

The gaming and lodging industry within the consumer discretionary sector has been a focus area for the Fund for some time. The worldwide proliferation of gaming continued to provide a strong tailwind for the industry. Many compelling growth opportunities were found during the first half, including some strong-performing holdings for the Fund. Station Casinos, Inc. provided a boost to the Fund's relative return as the company continued to benefit from strong local gaming trends in the Las Vegas market, driven by fast population growth, market share gains, an increase in the number of patrons, as well as increased revenue per patron. The Fund's position in this company was sold during the period as the valuation became stretched and concerns about future decelerating growth trends began to surface.

Healthcare and Energy Aided Return

The Fund also invested in a few strong-performing healthcare stocks at the right time, benefiting the Fund's relative return. Medical device makers **ArthroCare Corporation** and **Kyphon, Inc.** were two such examples. ArthroCare, a new position for the Fund, experienced an inflection point in its operations in the fourth quarter of 2004, as the company increased earnings guidance for 2005, updated progress on a recent acquisition that accelerated sales, and identified a target operating model that allowed for significant

Largest Equity Holdings (ticker symbol)	
1. **WMS Industries, Inc.** (WMS)	**3.81%**
2. **Hughes Supply, Inc.** (HUG)	**3.05%**
3. **Gaylord Entertainment Company** (GET)	**2.74%**
4. **Patterson-UTI Energy, Inc.** (PTEN)	**2.72%**
5. **Petco Animal Supplies, Inc.** (PETC)	**2.53%**
6. **Tempur-Pedic International, Inc.** (TPX)	**2.50%**
7. **SafeNet, Inc.** (SFNT)	**2.47%**
8. **Medicis Pharmaceutical Corporation Class A** (MRX)	**2.29%**
9. **ArthroCare Corporation** (ARTC)	**2.26%**
10. **Epicor Software Corporation** (EPIC)	**2.21%**

Portfolio holdings are subject to change, and should not be construed as a recommendation of any security.

Growth of $10,000 Investment

Performance data quoted represents past performance. Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Please call 1-800-525-2440 to obtain the most recent month-end performance data.



Dreyfus Founders Discovery Fund-Class F
Russell 2000 Growth Index
$50,000
$40,000
$30,000
$20,000
$10,000
$0
6/95
6/97
6/99
6/01
6/03
6/05
$24,955
$16,538

The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Discovery Fund on 6/30/95 to a $10,000 investment made in an unmanaged securities index on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses. **These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.**

The Russell 2000 Growth Index measures the performance of stocks of companies in the Russell 2000 Index with higher price-to-book ratios and higher forecasted growth values. The Russell 2000 Index is a widely recognized, unmanaged small-cap index comprising common stocks of the 2,000 U.S. public companies next in size after the largest 1,000 publicly traded U.S. companies. The total return figures cited for the Russell 2000 Growth Index assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund. Further information related to Fund performance is contained elsewhere in this report.

Average Annual and Year-to Date Total Return as of 6/30/05

Class (Inception Date)	**Year-to-Date**†	**1 Year**	**5 Years**	**10 Years**	**Since Inception**
A Shares (12/31/99)					
With sales charge (5.75%)	(8.44%)	(2.95%)	(10.33%)	—	(6.30%)
Without sales charge	(2.85%)	2.98%	(9.26%)	—	(5.29%)
B Shares (12/31/99)					
With redemption*	(7.17%)	(2.01%)	(10.41%)	—	(6.29%)
Without redemption	(3.30%)	1.99%	(10.08%)	—	(6.13%)
C Shares (12/31/99)					
With redemption**	(4.23%)	1.03%	(10.06%)	—	(6.11%)
Without redemption	(3.26%)	2.03%	(10.06%)	—	(6.11%)
F Shares (12/29/89)	(2.82%)	3.02%	(9.27%)	9.58%	12.67%
R Shares (12/31/99)	(2.70%)	3.27%	(9.01%)	—	(5.03%)
T Shares (12/31/99)					
With sales charge (4.50%)	(7.35%)	(2.01%)	(10.49%)	—	(6.48%)
Without sales charge	(2.98%)	2.63%	(9.66%)	—	(5.69%)

Average annual and year-to-date total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but do reflect the reinvestment of dividends and capital gain distributions, and adjustments for financial statement purposes. Part o f
the Fund's historical performance is due to the purchase of securities sold in initial public offerings (IPOs). There is no guarantee that the Fund's investments in IPOs, if any, will continue to have a similar impact on performance. Part of the Fund's historical performance is due to amounts received from class action settlements regarding prior Fund holdings. There is no guarantee that these settlement distributions will occur in the future or have a similar impact on performance. There are risks associated with small-cap investing such as limited product lines, less liquidity, and small market share.

* The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.

** The maximum contingent deferred sales charge for Class C shares is 1% for shares

Top 3 Performing Sectors in the Fund

Consumer Discretionary
Healthcare
Energy

revenue growth and earnings leverage. The company experienced some missteps during the first half of 2005, including a missed regulatory filing, which caused its valuation to drop, thus creating a compelling investment opportunity for the Fund. Kyphon, Inc. continued to post very positive quarterly results. A favorable court ruling upholding the company's patents surrounding a proprietary procedure also was an important contributor to the stock's outperformance during the period.

The pharmaceutical industry, including both generic and specialty drugs, has been an attractive pool of potential growth opportunities for the Fund for a long period of time. Valuations in this industry have been compelling relative to historical levels and the overall market. One of the Fund's holdings in this industry, **Endo Pharmaceuticals Holdings, Inc.**, received a favorable court ruling during the period that allowed the company to sell into a previously patent-protected market for the pain-management drug, OxyContin, which will address a nearly $2 billion market. The ruling took the company's estimated earnings for 2005 up over 50% and the stock price up over 30%.

Energy was a clear sector leader in the Russell 2000 Growth Index. Therefore, increasing the Fund's weighting in this sector allowed the Fund to capture a greater portion of this outperformance. Combined with positive stock selection,


Portfolio Composition of Net Assets
28.17% Consumer Discretionary
20.91% Healthcare
19.55% Information Technology
10.75% Industrials
7.69% Financials
7.26% Energy
2.11% Materials
3.56% Cash & Equivalents

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio managers and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

the sector proved to be a very favorable contributor to performance. The Fund's weighting in this sector was heavily skewed toward the oil services industry, as opposed to the exploration and production (E&P) industry. We generally believed during the period that oil services stocks exhibited a more favorable risk versus reward ratio than E&P stocks, mainly due to a fairly good correlation between the two industries over time, and the underperformance of oil services stocks relative to the E&P industry more recently.

Rising oil prices throughout the period led to increased demand for oil services, increasing pricing power, and therefore, earnings leverage for these companies. **Patterson-UTI Energy, Inc.**, a top five position in the Fund as of June 30, 2005, saw increasing demand for its land-drilling rigs and related services during the period. Earnings growth for Patterson was roughly 100% in 2004. National Oilwell Varco, Inc. was also a beneficiary of the strong energy market, driven by higher oil prices and increased drilling demand. National Oilwell Varco also made a very accretive acquisition during the half, following which the market cap exceeded $8 billion, causing the Fund to gradually exit the position and redeploy assets elsewhere in the sector.

> *"The Fund added energy holdings during the period in an attempt to garner greater growth potential in this sector."*

IT and Industrials Weighed on Performance

Both the information technology (IT) and industrials sectors underperformed the Russell 2000 Growth Index during the half, and poor stock selection in these sectors negatively impacted relative Fund performance. In the information technology sector, holdings such as Polycom, Inc., Avocent Corporation, Altiris, Inc., and **Aeroflex, Inc.** were large detractors from performance. Polycom, a maker of video conferencing equipment, reported poor results as the company continued to struggle with sluggish demand. Avocent, a manufacturer of computer server management systems, announced that first quarter results would fall well short of Wall Street expectations, as management executed poorly during an important new product transition. Altiris, a systems management software company, struggled with slowing demand and an inability to control operating expenses. Aeroflex, a maker of semiconductor devices and test and measurement equipment, fell as the company reported weak results in the first quarter.

In the industrials sector, Trex Company, Inc., a building products manufacturer, was hurt by poor weather and excess inventories in its distribution channel.

Bottom 3 Performing Sectors in the Fund

Industrials
Information Technology
Financials

Another name that detracted from Fund performance was **Inspire Pharmaceuticals, Inc.** Inspire, a development stage drug manufacturer, missed its primary endpoint for a late-stage clinical trial, which was important to gain approval for a drug targeting the condition known as dry eye. The stock declined over 50% on the news. The Fund held its position in the stock at the end of the period as we believed a good chance still existed that the company may receive drug approval. Additionally, we believed that Inspire has a robust drug pipeline.

The Fund's holdings in the financials sector also underperformed for the period due to weak stock selection.

In Conclusion

As we entered the second half of 2005, the Fund was overweight the consumer discretionary, healthcare and energy sectors, and underweight the information technology, industrials and financials sectors.

The economic backdrop remains uncertain in our opinion. Most economic indicators remained relatively strong during the period, or at least were trending in the right direction. However, the impact that increasing interest rates and very high oil prices will have on the economy remains uncertain. We will continue to seek to take advantage of the current economic environment as well as to focus on companies that may offer growth opportunities.

Bradley C. Orr, CFA
Co-Portfolio Manager

James (J.D.) Padgett, CFA
Co-Portfolio Manager

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Fund Expenses

(unaudited)

As a shareholder of the Fund, depending on the class of shares of the Fund you own, you incur two types of costs: (1) transaction costs, including front-end and contingent deferred sales charges; and (2) ongoing costs, including management fees, Rule 12b-1 fees, shareholder services fees, and other expenses. The expense example shown below is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The expense example is based on an investment of $1,000 on January 1, 2005 and held through June 30, 2005.

Actual Expenses The numbers included in the expense example in the rows with the word "Actual" in the title provide information about actual account values and actual expenses. You may use this information to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.60), then multiply the result by the number under the column heading entitled "Expenses Paid During Period" for the class of shares you own to estimate the expenses you paid on your account during this period.

Hypothetical Expenses For Comparison Purposes The numbers included in the expense example in the rows with the word "Hypothetical" in the title provide information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio for each class of shares, and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare the hypothetical expenses in the expense example for the class of shares you own with the hypothetical expenses that appear in the shareholder reports of other funds.

Please note that the expenses shown in the expense example are meant to highlight your ongoing costs only and do not reflect the transaction costs described above. Therefore, the hypothetical expenses in the expense example are useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if the transaction costs were included, your costs would have been higher.

Expense Example

	Beginning Account Value (1/1/05)	Ending Account Value (6/30/05)	Expenses Paid During Period* (1/1/05-6/30/05)
Class A Actual	$1,000.00	$964.41	$7.14
Class A Hypothetical	1,000.00	1,017.46	7.33
Class B Actual	1,000.00	955.07	11.90
Class B Hypothetical	1,000.00	1,012.54	12.25
Class C Actual	1,000.00	955.85	11.51
Class C Hypothetical	1,000.00	1,012.95	11.85
Class F Actual	1,000.00	964.81	7.04
Class F Hypothetical	1,000.00	1,017.57	7.23
Class R Actual	1,000.00	967.24	5.72
Class R Hypothetical	1,000.00	1,018.92	5.87
Class T Actual	1,000.00	961.54	8.65
Class T Hypothetical	1,000.00	1,015.91	8.89

*Expenses are equal to each Class's respective annualized expense ratio, shown below, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).

Expense Ratios

These expense ratios reflect reimbursements and/or waivers of expenses by the Fund's investment adviser or its affiliates, earnings credits and brokerage offsets, where applicable.

	Expense Ratio
Class A	1.46%
Class B	2.44%
Class C	2.36%
Class F	1.44%
Class R	1.17%
Class T	1.77%

Statement of Investments

June 30, 2005 *(unaudited)*

Shares		Market Value
Common Stocks (Domestic)—93.2%		
Air Freight & Logistics—4.2%		
489,747	Hub Group, Inc. Class A*	$ 12,268,158
172,440	UTI Worldwide, Inc.	12,005,273
		24,273,431
Aluminum—0.3%		
93,825	Century Aluminum Company*	1,914,030
Application Software—2.2%		
962,736	Epicor Software Corporation*	12,708,115
Asset Management & Custody Banks—2.1%		
173,275	Affiliated Managers Group, Inc.*	11,839,881
Automotive Retail—1.9%		
667,150	CSK Auto Corporation*	11,128,062
Biotechnology—2.0%		
889,275	Alkermes, Inc.*	11,756,216
Casinos & Gaming—5.7%		
409,207	Pinnacle Entertainment, Inc.*	8,004,089
115,450	Scientific Games Corporation*	3,109,069
650,125	WMS Industries, Inc.*	21,941,719
		33,054,877
Communications Equipment—5.4%		
251,090	Harris Corporation	7,836,519
417,700	SafeNet, Inc.*	14,226,862
547,825	Tekelec*	9,203,460
		31,266,841
Consumer Finance—1.9%		
309,725	First Marblehead Corporation*	10,858,959
Diversified Metals & Mining—1.2%		
296,600	Alpha Natural Resources, Inc.*	7,082,808
Education Services—3.5%		
352,710	Education Management Corporation*	11,896,908
251,450	Universal Technical Institute, Inc.*	8,348,140
		20,245,048
Electronic Equipment Manufacturers—2.1%		
1,048,790	Aeroflex, Inc.*	8,809,836
106,732	Cogent, Inc.*	3,047,199
		11,857,035
Electronic Manufacturing Services—1.7%		
246,980	Trimble Navigation Limited*	9,624,811
General Merchandise Stores—1.2%		
212,570	Tuesday Morning Corporation	6,700,206
Gold—0.6%		
184,200	Glamis Gold Limited*	3,170,082
Healthcare Distributors—1.9%		
263,559	Henry Schein, Inc.*	10,942,970

Shares		Market Value
Healthcare Equipment—5.1%		
371,850	ArthroCare Corporation*	$ 12,992,439
539,664	I-Flow Corporation*	8,980,009
213,475	Kyphon, Inc.*	7,426,795
		29,399,243
Healthcare Services—1.2%		
469,062	Option Care, Inc.	6,613,774
Healthcare Supplies—1.1%		
469,747	ev3, Inc.*	6,529,483
Home Furnishings—2.5%		
650,068	Tempur-Pedic International, Inc.*	14,418,508
Hotels, Resorts & Cruise Lines—2.7%		
339,240	Gaylord Entertainment Company*	15,771,268
Human Resource & Employment Services—0.4%		
105,655	Resources Connection, Inc.*	2,454,366
Internet Software & Services—2.0%		
997,327	Digitas, Inc.*	11,379,501
IT Consulting & Other Services—1.1%		
279,775	Kanbay International, Inc.*	6,465,600
Leisure Facilities—1.2%		
202,550	Life Time Fitness, Inc.*	6,645,666
Leisure Products—1.5%		
429,542	Marvel Enterprises, Inc.*	8,470,568
Multi-Line Insurance—1.4%		
216,625	HCC Insurance Holdings, Inc.	8,203,589
Oil & Gas Drilling—3.8%		
562,700	Patterson-UTI Energy, Inc.	15,659,941
239,375	Pride International, Inc.*	6,151,938
		21,811,879
Oil & Gas Equipment & Services—1.8%		
386,625	Grant Prideco, Inc.*	10,226,231
Oil & Gas Exploration & Production—1.7%		
165,050	KFx, Inc.*	2,358,565
208,950	Spinnaker Exploration Company*	7,415,636
		9,774,201
Pharmaceuticals—9.6%		
406,425	Endo Pharmaceuticals Holdings, Inc.*	10,680,849
771,982	Impax Laboratories, Inc.*	12,120,117
366,472	Inspire Pharmaceuticals, Inc.*	3,085,694
416,477	Medicis Pharmaceutical Corporation Class A	13,214,815
227,241	MGI Pharma, Inc.*	4,944,764
631,661	Salix Pharmaceuticals Limited*	11,155,133
		55,201,372

See notes to statement of investments.

Statement of Investments

June 30, 2005 *(unaudited) (continued)*

Shares		Market Value
Restaurants—2.7%		
252,398	RARE Hospitality International, Inc.*	$ 7,690,567
124,694	Red Robin Gourmet Burgers, Inc.*	7,728,534
		15,419,101
Semiconductor Equipment—1.4%		
799,905	Entegris, Inc.*	7,919,060
Semiconductors—2.7%		
291,375	Fairchild Semiconductor Corporation Class A*	4,297,781
299,200	Intersil Corporation Class A	5,615,984
333,315	Semtech Corporation*	5,549,695
		15,463,460
Specialty Stores—4.0%		
142,050	Guitar Center, Inc.*	8,291,459
496,504	Petco Animal Supplies, Inc.	14,557,497
		22,848,956
Systems Software—1.0%		
124,125	Quality Systems, Inc.	5,881,043
Thrifts & Mortgage Finance—2.3%		
327,075	BankAtlantic Bancorp, Inc.	6,198,071
510,075	NewAlliance Bancshares, Inc.	7,166,554
		13,364,625
Trading Companies & Distributors—3.0%		
624,575	Hughes Supply, Inc.	17,550,558
Trucking—1.1%		
200,175	J.B. Hunt Transport Services, Inc.	3,863,378
97,525	Old Dominion Freight Line, Inc.*	2,616,596
		6,479,974
Total Common Stocks (Domestic) (Cost—$498,548,403)		536,715,398
Common Stocks (Foreign)—3.2%		
Hotels, Resorts & Cruise Lines—1.3%		
132,200	Kerzner International Limited (BA)*	7,528,790
Marine—1.9%		
255,100	Diana Shipping, Inc. (GR)	3,734,664
448,685	Dryships, Inc. (GR)	7,407,789
		11,142,453
Total Common Stocks (Foreign) (Cost—$20,996,055)		18,671,243

Principal Amount		*Amortized Cost*
Corporate Short-Term Notes—2.5%		
Household Appliances—2.5%		
$ 14,400,000	Stanley Works, Inc. 3.37% 7/1/05~	$ 14,400,000
Total Corporate Short-Term Notes (Amortized Cost—$14,400,000)		14,400,000
Total Investments—98.9% (Total Cost—$533,944,458)		569,786,641
Other Assets and Liabilities—1.1%		6,130,966
Net Assets—100.0%		$575,917,607

Notes to Statement of Investments

* *Non-income producing.*

~ *Security was acquired pursuant to Section 4(2) of the Securities Act of 1933 and may be deemed to be restricted for resale. These securities amounted to $14,400,000, or 2.5%, of the Fund's net assets as of June 30, 2005.*

BA - Bahama Islands

GR - Greece

See notes to financial statements.

Statement of Assets and Liabilities

June 30, 2005 *(unaudited)*

Assets

Investment securities, at cost	$ 533,944,458
Investment securities, at market	569,786,641
Cash	1,478,335
Receivables:	
Investment securities sold	12,120,681
Capital shares sold	6,691,639
Dividends and interest	139,732
Other assets	60,969
Total Assets	590,277,997

Liabilities

Payables and other accrued liabilities:	
Investment securities purchased	8,595,954
Capital shares redeemed	4,823,779
Advisory fees	412,346
Shareholder servicing fees	38,652
Accounting fees	27,085
Distribution fees	140,753
Transfer agency fees	45,090
Custodian fees	2,331
Other	274,400
Total Liabilities	14,360,390
Net Assets	$ 575,917,607

Composition of Net Assets

Capital (par value and paid-in surplus)	$ 862,131,267
Accumulated net investment loss	(3,411,438)
Accumulated net realized loss from security transactions	(318,644,405)
Net unrealized appreciation on investments and foreign currency translation	35,842,183
Total	$ 575,917,607

Class A		
Net Assets	$	54,392,814
Shares Outstanding		1,942,499
Net Asset Value, Redemption Price Per Share	$	28.00
Maximum offering price per share (net asset value plus sales charge of 5.75% of offering price)	$	29.71
Class B		
Net Assets	$	15,622,624
Shares Outstanding		586,432
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	26.64
Class C		
Net Assets	$	5,118,001
Shares Outstanding		191,892
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	26.67
Class F		
Net Assets	$	437,626,004
Shares Outstanding		15,653,110
Net Asset Value, Offering and Redemption Price Per Share	$	27.96
Class R		
Net Assets	$	61,841,720
Shares Outstanding		2,175,314
Net Asset Value, Offering and Redemption Price Per Share	$	28.43
Class T		
Net Assets	$	1,316,444
Shares Outstanding		48,143
Net Asset Value, Redemption Price Per Share	$	27.34
Maximum offering price per share (net asset value plus sales charge of 4.50% of offering price)	$	28.63

See notes to financial statements.

Statement of Operations

For the six months ended June 30, 2005 *(unaudited)*

Investment Income	
Dividends	$ 991,113
Interest	117,689
Total Investment Income	1,108,802
Expenses	
Advisory fees—Note 2	2,620,725
Shareholder servicing fees—Note 2	241,103
Accounting fees—Note 2	171,008
Distribution fees—Note 2	610,725
Transfer agency fees—Note 2	337,826
Registration fees	32,140
Postage and mailing expenses	67,275
Custodian fees and expenses—Note 2	14,644
Printing expenses	74,900
Legal and audit fees	113,894
Directors' fees and expenses—Note 2	58,080
Other expenses	76,694
Total Expenses	4,419,014
Earnings Credits	(14,644)
Reimbursed/Waived Expenses	(9,574)
Net Expenses	4,394,796
Net Investment Loss	(3,285,994)
Realized and Unrealized Gain (Loss) on Security Transactions and Foreign Currency Transactions	
Net Realized Gain on Security Transactions	71,399,727
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	(92,393,684)
Net Realized and Unrealized Loss	(20,993,957)
Net Decrease in Net Assets Resulting from Operations	$ (24,279,951)

See notes to financial statements.

Statements of Changes in Net Assets
(unaudited)

	Six months ended 6/30/05	Year ended 12/31/04
Operations		
Net Investment Loss	$ (3,285,994)	$ (8,291,203)
Net Realized Gain on Security Transactions	71,399,727	74,597,741
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	(92,393,684)	5,007,548
Net Increase (Decrease) in Net Assets Resulting from Operations	(24,279,951)	71,314,086
Capital Share Transactions		
Net Increase (Decrease)—Note 4		
Class A	(9,243,790)	(20,072,155)
Class B	(2,462,182)	(3,926,079)
Class C	(1,291,901)	(2,295,210)
Class F	(94,085,091)	(143,830,150)
Class R	(8,253,704)	25,138
Class T	(278,376)	(302,253)
Net Decrease from Capital Share Transactions	(115,615,044)	(170,400,709)
Net Decrease in Net Assets	(139,894,995)	(99,086,623)
Net Assets		
Beginning of period	$ 715,812,602	$ 814,899,225
End of period	$ 575,917,607	$ 715,812,602
Accumulated Net Investment Loss	$ (3,411,438)	$ (125,444)

See notes to financial statements.

Financial Highlights

(unaudited)

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class A Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$28.82	$26.04	$19.09	$28.50	$34.79
Income from investment operations:					
Net investment loss	(0.40)	(0.64)	(0.36)	(0.31)	(0.17)
Net realized and unrealized gains (losses) on securities	(0.42)	3.42	7.31	(9.10)	(6.02)
Total from investment operations	(0.82)	2.78	6.95	(9.41)	(6.19)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(0.10)
Total distributions	0.00	0.00	0.00	0.00	(0.10)
Net Asset Value, end of period	$28.00	$28.82	$26.04	$19.09	$28.50
Total Return[a]	(2.85%)	10.68%	36.41%	(33.02%)	(17.78%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$54,393	$65,763	$79,630	$67,184	$117,773
Ratios to average net assets[b]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[c]	1.47%	1.38%	1.50%	1.35%	1.19%
Expenses with reimbursements, earnings credits and brokerage offsets	1.46%	1.37%	1.50%	1.35%	1.18%
Net investment loss	(1.09%)	(1.11%)	(1.25%)	(1.08%)	(0.58%)
Portfolio turnover rate[d]	134%	98%	130%	128%	110%

a. *Sales charges are not reflected in the total return.*

b. *Annualized.*

c. *Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.*

d. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class B Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$27.55	$25.12	$18.60	$28.03	$34.49
Income from investment operations:					
Net investment loss	(0.81)	(1.07)	(0.81)	(0.69)	(0.45)
Net realized and unrealized gains (losses) on securities	(0.10)	3.50	7.33	(8.74)	(5.91)
Total from investment operations	(0.91)	2.43	6.52	(9.43)	(6.36)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(0.10)
Total distributions	0.00	0.00	0.00	0.00	(0.10)
Net Asset Value, end of period	$26.64	$27.55	$25.12	$18.60	$28.03
Total Return[a]	(3.30%)	9.67%	35.05%	(33.64%)	(18.43%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$15,623	$18,795	$21,009	$18,804	$35,845
Ratios to average net assets[b]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[c]	2.45%	2.30%	2.56%	2.26%	1.97%
Expenses with reimbursements, earnings credits and brokerage offsets	2.44%	2.29%	2.56%	2.26%	1.96%
Net investment loss	(2.07%)	(2.03%)	(2.31%)	(1.98%)	(1.35%)
Portfolio turnover rate[d]	134%	98%	130%	128%	110%

a. *Sales charges are not reflected in the total return.*
b. *Annualized.*
c. *Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.*
d. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

See notes to financial statements.

Financial Highlights

(unaudited) (continued)

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class C Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$27.57	$25.14	$18.60	$28.05	$34.51
Income from investment operations:					
Net investment loss	(1.32)	(1.53)	(0.94)	(0.86)	(0.48)
Net realized and unrealized gains (losses) on securities	0.42	3.96	7.48	(8.59)	(5.88)
Total from investment operations	(0.90)	2.43	6.54	(9.45)	(6.36)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(0.10)
Total distributions	0.00	0.00	0.00	0.00	(0.10)
Net Asset Value, end of period	$26.67	$27.57	$25.14	$18.60	$28.05
Total Return[a]	(3.26%)	9.67%	35.16%	(33.69%)	(18.42%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$5,118	$6,668	$8,352	$7,794	$17,031
Ratios to average net assets[b]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[c]	2.37%	2.28%	2.52%	2.27%	1.98%
Expenses with reimbursements, earnings credits and brokerage offsets	2.36%	2.27%	2.52%	2.26%	1.96%
Net investment loss	(2.00%)	(2.01%)	(2.28%)	(1.99%)	(1.36%)
Portfolio turnover rate[d]	134%	98%	130%	128%	110%

a. *Sales charges are not reflected in the total return.*
b. *Annualized.*
c. *Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.*
d. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class F Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$28.77	$25.98	$19.04	$28.45	$34.74
Income from investment operations:					
Net investment loss	(0.60)	(0.69)	(0.35)	(0.36)	(0.20)
Net realized and unrealized gains (losses) on securities	(0.21)	3.48	7.29	(9.05)	(5.99)
Total from investment operations	(0.81)	2.79	6.94	(9.41)	(6.19)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(0.10)
Total distributions	0.00	0.00	0.00	0.00	(0.10)
Net Asset Value, end of period	$27.96	$28.77	$25.98	$19.04	$28.45
Total Return	(2.82%)	10.74%	36.45%	(33.08%)	(17.81%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$437,626	$550,622	$638,880	$498,970	$847,330
Ratios to average net assets[a]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[b]	1.45%	1.35%	1.53%	1.41%	1.25%
Expenses with reimbursements, earnings credits and brokerage offsets	1.44%	1.34%	1.53%	1.40%	1.24%
Net investment loss	(1.07%)	(1.08%)	(1.29%)	(1.13%)	(0.64%)
Portfolio turnover rate[c]	134%	98%	130%	128%	110%

a. *Annualized.*

b. *Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.*

c. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

See notes to financial statements.

Financial Highlights

(unaudited) (continued)

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class R Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$29.22	$26.32	$19.23	$28.64	$34.87
Income from investment operations:					
Net investment loss	(0.21)	(0.24)	(0.17)	(0.18)	(0.08)
Net realized and unrealized gains (losses) on securities	(0.58)	3.14	7.26	(9.23)	(6.05)
Total from investment operations	(0.79)	2.90	7.09	(9.41)	(6.13)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(0.10)
Total distributions	0.00	0.00	0.00	0.00	(0.10)
Net Asset Value, end of period	$28.43	$29.22	$26.32	$19.23	$28.64
Total Return	(2.70%)	11.02%	36.87%	(32.86%)	(17.57%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$61,842	$72,317	$65,240	$42,872	$61,163
Ratios to average net assets[a]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[b]	1.18%	1.11%	1.21%	1.10%	0.95%
Expenses with reimbursements, earnings credits and brokerage offsets	1.17%	1.10%	1.21%	1.10%	0.94%
Net investment loss	(0.81%)	(0.83%)	(0.96%)	(0.82%)	(0.38%)
Portfolio turnover rate[c]	134%	98%	130%	128%	110%

a. Annualized.
b. Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.
c. Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class T Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$28.18	$25.55	$18.79	$28.24	$34.69
Income from investment operations:					
Net investment loss	(0.62)	(0.65)	(0.31)	(0.54)	(0.33)
Net realized and unrealized gains (losses) on securities	(0.22)	3.28	7.07	(8.91)	(6.02)
Total from investment operations	(0.84)	2.63	6.76	(9.45)	(6.35)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(0.10)
Total distributions	0.00	0.00	0.00	0.00	(0.10)
Net Asset Value, end of period	$27.34	$28.18	$25.55	$18.79	$28.24
Total Return[a]	(2.98%)	10.29%	35.98%	(33.46%)	(18.30%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$1,316	$1,648	$1,788	$1,291	$2,341
Ratios to average net assets[b]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[c]	1.78%	1.71%	1.91%	2.06%	1.83%
Expenses with reimbursements, earnings credits and brokerage offsets	1.77%	1.70%	1.90%	2.06%	1.82%
Net investment loss	(1.41%)	(1.44%)	(1.66%)	(1.79%)	(1.24%)
Portfolio turnover rate[d]	134%	98%	130%	128%	110%

a. *Sales charges are not reflected in the total return.*
b. *Annualized.*
c. *Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.*
d. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

See notes to financial statements.

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940 (the "1940 Act"). Ten series of shares are currently issued: Balanced, Discovery, Equity Growth, Government Securities, Growth, International Equity, Mid-Cap Growth, Money Market, Passport and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders Discovery Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B shares redeemed within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

Security Valuations—A domestic equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of a security traded on Nasdaq, at its official closing price. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available, or in the case of written call options, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers.

A foreign equity security traded on a foreign exchange is valued at the last quoted official closing price available before the time when the Fund's assets are valued, or at the last quoted sales price if the exchange does not provide an official closing price or if the foreign market has not yet closed. Lacking any sales that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available. Since February 22, 2005, New York closing exchange rates have been used to convert foreign currencies to U.S. dollars. Previously, London closing exchange rates were used to convert foreign currencies to U.S. dollars.

A debt security with a remaining maturity greater than 60 days at the time of purchase is valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such price is not available, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers. A debt security with a remaining maturity of 60 days or less at the time of purchase is valued at amortized cost, which approximates market value, unless it is determined that amortized cost would not represent market value, in which case the securities would be marked to market. The Fund amortizes premiums and discounts on all debt securities.

If market quotations or official closing prices are not readily available or are determined not to reflect accurately fair value, securities will be valued at their fair value as determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event occurs after the close of the market on which a security is traded but before the Fund calculates its net asset value, and it is determined that the event has materially affected the value of the security. Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indexes of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts.

Using fair value to price securities may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their net asset values. In addition, it is possible that the fair value determined for a security may be different from the value that may be realized upon the security's sale, and that these differences may be material to the net asset value of the Fund.

Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

Foreign Securities and Currency Transactions—Foreign securities carry more risk than U.S. securities, such as political and currency risks. The Fund may invest at least a portion of its assets in foreign securities. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The resultant foreign currency gain or loss from the contract, if any, is recorded as foreign currency gain or loss and would be presented as such in the Statement of Operations.

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily, as earned, and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Distributions to Shareholders—The Fund declares and distributes dividends (if any) and capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions on Fund portfolio transactions. These commissions reduce Other Expenses and are included in the Expense Offset to Broker Commissions in the Statement of Operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Indemnifications—In the normal course of business, the Company enters into contracts that contain provisions indemnifying other parties against specified potential liabilities. Each Fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Fund that have not yet occurred. However, based on experience, the Funds expect the risk of loss to be remote.

Other—Certain prior year information has been reformatted, without substantive change, to conform with the current period presentation.

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is an indirect wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the Fund's net assets. The fee is 1.00% of the first $250 million of net assets, 0.80% of the next $250 million of net assets and 0.70% of net assets in excess of $500 million.

Shareholder Servicing and Transfer Agency Fees for Class F Shares—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), the direct owner of Founders and a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus", an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. The Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. During the six months ended June 30, 2005, Class F shares were charged $150,085 pursuant to this shareholder services agreement.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all of the Fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges from DTI are paid by the Fund. During the six months ended June 30, 2005, Class F shares were charged $35,380 for out-of-pocket transfer agent charges.

Transfer Agency Fees for Class A, Class B, Class C, Class R and Class T Shares—The fees charged by DTI with respect to the Fund's Class A, B, C, R and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $12.58 to $13.00, per shareholder account considered to be an open account at any time during a given month, plus out-of-pocket charges. Class-specific transfer agency fees, including both the per account fees paid to DTI and out-of-pocket charges, during the six months ended June 30, 2005 were as follows:

	Transfer Agency Fees
Class A	$17,973
Class B	$24,557
Class C	$6,085
Class R	$11,506
Class T	$975

Cash Management Fees—The Funds also pay Mellon Bank N.A. ("Mellon Bank"), a wholly-owned subsidiary of Mellon Financial Corporation and an affiliate of Founders, fees for certain cash management services. These include various services related to the processing of shareholder transactions in the Funds. During the six months ended June 30, 2005, the Fund was charged $7,868 for cash management fees, which are included in the out-of-pocket transfer agency charges above.

Other Transfer Agency Fees—Various broker-dealers, retirement plan administrators and other entities have established omnibus accounts with the Fund, and provide sub-transfer agency, recordkeeping or similar services to persons holding Fund shares through those accounts. During the six months ended June 30, 2005, the Fund paid $241,350 to these entities for such services. This amount is included in the transfer agency fees shown on the Statement of Operations.

Distribution and Shareholder Services Plans—DSC also is the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing or servicing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the six months ended June 30, 2005, Class F shares were charged $528,304 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class B, Class C and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

Distribution and shareholder servicing fees paid to DSC by the Fund's Class A, B, C and T shares for the six months ended June 30, 2005, were as follows:

	Distribution Fees	**Shareholder Servicing Fees**
Class A	N/A	$62,340
Class B	$60,555	$20,185
Class C	$20,059	$6,686
Class T	$1,807	$1,807

During the six months ended June 30, 2005, DSC retained $65 and $2 in sales commissions from the sales of Class A and Class T shares, respectively. DSC also retained $32,602 and $613 of contingent deferred sales charges relating to redemptions of Class B and Class C shares, respectively.

Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of 0.06% of the average daily net assets of the Fund on the first $500 million, 0.04% of the average daily net assets of the Fund on the next $500 million and 0.02% of the average daily net assets of the Fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has contractually agreed in writing to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Fund held by the custodian. The Fund could have employed these assets elsewhere to produce income had it not entered into this arrangement. The custodian has contractually agreed in writing to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the six months ended June 30, 2005, the Fund's portion of the fee waiver was $9,574, which reduced the amount paid to Mellon Bank to $5,070.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is invested in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Other Liabilities on the Statement of Assets and Liabilities. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders, which pays their compensation. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, foreign currency transactions, net operating losses and capital loss carryovers.

The tax components of capital represent distribution requirements the Fund must satisfy under the income tax regulations and losses or tax deductions the Fund may be able to offset against income and capital gains realized in future years. Accumulated capital losses and post-October 31 capital losses noted below, if any, as of December 31, 2004, represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. Accumulated capital losses as of December 31, 2004 were:

Expiration	Amount
2009	$138,824,492
2010	$230,439,968
2011	$14,100,468
	$383,364,928

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of June 30, 2005 are noted below. Unrealized appreciation/depreciation in the table below excludes appreciation/depreciation on foreign currency translation, if any. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Federal Tax Cost	$539,388,769
Gross Tax Appreciation of Investments	$51,400,189
Gross Tax Depreciation of Investments	$(21,002,317)
Net Tax Appreciation	$30,397,872

4. Capital Share Transactions

The Fund is authorized to issue 450 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

	Six months ended June 30, 2005			**Year ended December 31, 2004**		
	Shares		Amount	Shares		Amount
Class A						
Sold	382,244	$	10,500,581	606,846	$	16,285,433
Redeemed	(721,857)	$	(19,744,371)	(1,383,103)	$	(36,357,588)
Net Decrease	(339,613)	$	(9,243,790)	(776,257)	$	(20,072,155)
Class B						
Sold	3,570	$	92,321	7,176	$	180,419
Redeemed	(99,385)	$	(2,554,503)	(161,266)	$	(4,106,498)
Net Decrease	(95,815)	$	(2,462,182)	(154,090)	$	(3,926,079)

	Six months ended June 30, 2005			Year ended December 31, 2004		
	Shares		Amount	Shares		Amount
Class C						
Sold	3,976	$	100,883	7,418	$	188,358
Redeemed	(53,919)	$	(1,392,784)	(97,877)	$	(2,483,568)
Net Decrease	(49,943)	$	(1,291,901)	(90,459)	$	(2,295,210)
Class F						
Sold	1,033,755	$	28,064,770	3,312,230	$	88,403,785
Redeemed	(4,520,175)	$	(122,149,861)	(8,760,046)	$	(232,233,935)
Net Decrease	(3,486,420)	$	(94,085,091)	(5,447,816)	$	(143,830,150)
Class R						
Sold	213,594	$	5,907,686	568,863	$	15,239,651
Redeemed	(513,322)	$	(14,161,390)	(572,087)	$	(15,214,513)
Net Increase (Decrease)	(299,728)	$	(8,253,704)	(3,224)	$	25,138
Class T						
Sold	4,017	$	106,229	15,867	$	408,647
Redeemed	(14,335)	$	(384,605)	(27,379)	$	(710,900)
Net Decrease	(10,318)	$	(278,376)	(11,512)	$	(302,253)

5. Investment Transactions

For the six months ended June 30, 2005, purchases and sales of investment securities (excluding short-term securities and U.S. government obligations) were $496,258,083 and $636,707,104, respectively.

6. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for temporary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $50 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $50 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At June 30, 2005, the Fund did not have any borrowings under the LOC.

7. Legal Matters

In early 2004, two purported class and derivative actions were filed against Mellon Financial Corporation, Mellon Bank, Founders, Dreyfus, and certain directors of the Dreyfus Founders Funds and the Dreyfus Funds (together, the "Defendant Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Defendant Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Defendant Funds. The Amended Complaint in the newly styled *In re Dreyfus Mutual Funds Fee Litigation* also named DSC, Premier Mutual Fund Services, Inc. and two additional directors of the Defendant Funds as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Defendant Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Defendant Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Defendant Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Defendant Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Defendant Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Defendant Funds. Founders, Dreyfus and the Defendant Funds believe the allegations to be totally without merit and intend to defend the action vigorously. The defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Founders nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Founders' ability to perform its contract with the Funds.

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Dreyfus Founders Discovery Fund
P.O. Box 55360
Boston, MA 02205-8252
1-800-525-2440
www.founders.com

Proxy Voting Information

A description of the policies and procedures that the Fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the Fund voted these proxies for the 12-month period ended June 30, 2005, is available through the Fund's website at www.founders.com and on the Securities and Exchange Commission's (SEC) website at www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-525-2440.

Portfolio Holdings

The Fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The Fund's Forms N-Q are available on the SEC's website at www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the SEC's Public Reference Room may be obtained by calling 1-800-SEC-0330.

This report and the statements it contains are submitted for the general information of our shareholders. The report is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus.

Dreyfus Service Corporation, Distributor.

A-636-DIS-05

SEMIANNUAL REPORT

Dreyfus Founders Equity Growth Fund*

Investment Update
June 30, 2005

*Formerly Dreyfus Founders Growth and Income Fund.

Dreyfus Founders Funds®
The Growth Specialists

TABLE OF CONTENTS

Management Overview	3
Fund Expenses	10
Statement of Investments	12
Statement of Assets and Liabilities	17
Statement of Operations	19
Statements of Changes in Net Assets	20
Financial Highlights	21
Notes to Financial Statements	27



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To take advantage of this service, simply inform us online of your decision to receive materials through the Founders E-Communications Program. Cut down on mailbox clutter and help the Fund reduce printing and postage charges by enrolling today at **www.founders.com/ecommunications**. If you own Funds through a third party, enroll at **www.icsdelivery.com**.

Investment Manager
Founders Asset Management LLC
A Mellon Financial Company[SM]
210 University Boulevard, Suite 800
Denver, CO 80206

Distributor
Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Founders or any other person in the Founders organization. Any such views are subject to change at any time based upon market or other conditions and Founders disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus Founders Fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus Founders Fund. Companies appearing in bold print on pages 3-9 were owned by the Fund on June 30, 2005. The amounts of these holdings are included in the Statement of Investments.

Management Overview



A discussion with portfolio manager John B. Jares, CFA, regarding Fund performance for the six-month period ended June 30, 2005.

Oil and the Federal Reserve

The investing environment during the first six months of 2005 can be simply characterized by two economic factors: rising oil prices and the Federal Reserve ratcheting up short-term interest rates in an effort to contain inflation. As a result, most indices posted modest declines during the period despite solid corporate earnings growth.

Company-Specific Impacts

The Fund's strategy in pursuing growth opportunities by researching stocks on a company-by-company basis did not change during the period. Because of and in spite of this strategy, the Fund experienced a mixed lot of stock selection: the Fund had strong selection in numerous sectors as well as weak selection in others.

Although the Fund's first quarter performance was solid relative to its large-cap growth fund peers, its performance in the second quarter proved disappointing. For the first half of 2005, the Dreyfus Founders Equity Growth Fund trailed the return of the Russell 1000 Growth Index, which returned -1.72%, and the Standard & Poor's 500 Index, which returned -0.81%.

"Although the Fund's first quarter performance was solid relative to its large-cap growth fund peers, its performance in the second quarter proved disappointing."

Consumer-Related Stocks Boosted Performance

Financials and consumer-related stocks had the largest positive impacts on the Fund's relative return during the period. Continued strength in consumer spending helped buoy consumer discretionary and consumer staples stocks, and the Fund overweighted the consumer discretionary sector with holdings positioned to benefit from the potential growth opportunities this trend provided. **Kohl's Corporation** experienced a recovery in sales and earnings growth driven by new apparel products and improved corporate execution. Although a stable consumer spending backdrop helped **J.C. Penney Company**'s sales, excellent execution helped lead the stock's favorable performance. Consumer staples stock **Gillette Company** benefited from a buyout offer from Procter & Gamble Company and from solid fundamentals as well.

Top 3 Performing Sectors in the Fund

Financials
Consumer Discretionary
Consumer Staples

The information technology sector, although underperforming for the period, did harbor stock-specific boons to Fund performance. Among these were **Apple Computer, Inc.** and **Intel Corporation**. Apple saw outstanding growth in revenue as well as earnings per share (EPS) driven primarily by the popularity of the company's iPod and Macintosh products. Strong demand for notebook computers helped drive Intel's processor unit. As a result, the company saw a rebound in revenue growth and improved gross and operating margin trends.

Other individual strong performers during the half were found in the healthcare and industrials sectors. **Genentech Inc.**'s solid sales and expanded uses for its cancer drugs, Avastin™ and Herceptin®, drove stock performance. Strong consumer travel demand and high energy prices allowed the airline industry to raise fares. In light of the tough industry operating conditions, this was welcome news that helped to lift the shares of **AMR Corporation**, the parent company of American Airlines.

Industrials and IT Weighed Heavily

Overweight positions and weak stock selection in the industrials and information technology (IT) sectors impeded the Fund's return for the period. Industrials holding **W.W. Grainger, Inc.** exhibited sluggish sales trends and lower earnings expectations, which combined to drive the stock lower. In information technology, numerous underachieving issues weighed heavily on the Fund's performance for the period. Sluggish trends in Europe and poor execution in services drove a disappointing first quarter earnings report for **International Business Machines Corporation**, which was followed by a precipitous fall in stock price. **Microsoft Corporation** underperformed the market, although it delivered financial results that were in line with investor expectations. Poor execution, disappointing margin trends, and difficulties with certain projects overshadowed strong bookings and revenue growth for **Accenture Limited Class A**, resulting in a materially lower stock price. An excess of semiconductor inventory led to lackluster industry growth despite

Largest Equity Holdings (ticker symbol)		
1.	**SPDR Trust Series 1** (SPY)	**5.26%**
2.	**Microsoft Corporation** (MSFT)	**4.51%**
3.	**Gillette Company** (G)	**2.98%**
4.	**General Electric Company** (GE)	**2.93%**
5.	**Royal Caribbean Cruises Limited** (RCL)	**2.59%**
6.	**Johnson & Johnson** (JNJ)	**2.56%**
7.	**Kohl's Corporation** (KSS)	**2.43%**
8.	**Cisco Systems, Inc.** (CSCO)	**2.19%**
9.	**Pfizer, Inc.** (PFE)	**2.14%**
10.	**Colgate-Palmolive Company** (CL)	**1.78%**

Portfolio holdings are subject to change, and should not be construed as a recommendation of any security.

Growth of $10,000 Investment

Performance data quoted represents past performance. Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Please call 1-800-525-2440 to obtain the most recent month-end performance data.



Dreyfus Founders Equity Growth Fund-Class F
S&P 500 Index
Russell 1000 Growth Index
$40,000
$30,000
$20,000
$10,000
$0
6/95
6/97
6/99
6/01
6/03
6/05
$25,792
$20,421
$15,346

The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Equity Growth Fund on 6/30/95 to a $10,000 investment made in unmanaged securities indexes on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses. **These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.**

The Standard & Poor's (S&P) 500 Index is designed to be representative of the U.S. equities market and consists of 500 leading companies in leading industries of the U.S. economy. The Russell 1000 Growth Index is an unmanaged index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. The total return figures cited for these indexes assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund. In future semiannual reports, the Fund's performance will no longer be compared to the Standard & Poor's 500 Index, as the Russell 1000 Growth Index is more reflective of the Fund's growth style of investing. Further information related to Fund performance is contained elsewhere in this report.

Average Annual and Year-to Date Total Return as of 6/30/05

Class (Inception Date)	**Year-to-Date**†	**1 Year**	**5 Years**	**10 Years**	**Since Inception**
A Shares (12/31/99)					
With sales charge (5.75%)	(8.72%)	(2.81%)	(8.03%)	—	(8.07%)
Without sales charge	(3.09%)	3.13%	(6.94%)	—	(7.08%)
B Shares (12/31/99)					
With redemption*	(7.24%)	(1.54%)	(7.66%)	—	(7.74%)
Without redemption	(3.38%)	2.46%	(7.32%)	—	(7.59%)
C Shares (12/31/99)					
With redemption**	(4.40%)	1.51%	(7.64%)	—	(7.88%)
Without redemption	(3.43%)	2.51%	(7.64%)	—	(7.88%)
F Shares (7/5/38)	(3.02%)	3.42%	(6.36%)	4.38%	N/A
R Shares (12/31/99)	(2.85%)	3.49%	(6.60%)	—	(6.84%)
T Shares (12/31/99)					
With sales charge (4.50%)	(8.91%)	(3.43%)	(8.52%)	—	(8.66%)
Without sales charge	(4.66%)	1.12%	(7.67%)	—	(7.89%)

Average annual and year-to-date total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but do reflect the reinvestment of dividends and capital gain distributions, fee waivers for certain share classes, and adjustments for financial statement purposes.

* The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.

** The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

† Total return is not annualized.

Bottom 3 Performing Sectors in the Fund

Industrials
Healthcare
Information Technology

stable end-market demand. Combined with relatively high valuation, these factors led **Maxim Integrated Products, Inc.** to significantly underperform for the period. Although all of the aforementioned stocks were weak performers during the half, the Fund remained invested in these companies as it was our assessment that fundamental business trends may improve and these companies could benefit.

Although strong performing issues were found in healthcare, a significant underweight position in this sector detracted from the Fund's performance.

Finally, other notable poor performing stocks hampered the Fund's return, such as Avaya, Inc. and **Time Warner, Inc.** Avaya experienced a large loss from a European subsidiary, along with sluggish overall sales trends in PBX (private branch exchange) telephone network equipment, which created a revenue and earnings shortfall in the first quarter of the period. Subsequently,


Portfolio Composition of Net Assets
28.54% Information Technology
19.33% Consumer Discretionary
15.68% Healthcare
9.34% Consumer Staples
9.11% Industrials
6.14% Financials
1.28% Energy
0.75% Materials
0.54% Telecommunications Services
5.26% Other
4.03% Cash & Equivalents

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio manager and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

the stock suffered and the Fund exited its position in the company. Consumer discretionary holding Time Warner experienced pressure during the period due to concerns over its second quarter earnings performance.

In Conclusion

As of the end of the period, the Fund was positioned for an expanding economy, with significant exposure to information technology and consumer-related issues. Our strategy remains consistent moving into the second half of 2005; we continue to employ a bottom-up, research-driven approach in searching for the greatest growth opportunities for the portfolio.

John B. Jares, CFA
Portfolio Manager

Fund Expenses

(unaudited)

As a shareholder of the Fund, depending on the class of shares of the Fund you own, you incur two types of costs: (1) transaction costs, including front-end and contingent deferred sales charges; and (2) ongoing costs, including management fees, Rule 12b-1 fees, shareholder services fees, and other expenses. The expense example shown below is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The expense example is based on an investment of $1,000 on January 1, 2005 and held through June 30, 2005.

Actual Expenses The numbers included in the expense example in the rows with the word "Actual" in the title provide information about actual account values and actual expenses. You may use this information to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.60), then multiply the result by the number under the column heading entitled "Expenses Paid During Period" for the class of shares you own to estimate the expenses you paid on your account during this period.

Hypothetical Expenses For Comparison Purposes The numbers included in the expense example in the rows with the word "Hypothetical" in the title provide information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio for each class of shares, and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare the hypothetical expenses in the expense example for the class of shares you own with the hypothetical expenses that appear in the shareholder reports of other funds.

Please note that the expenses shown in the expense example are meant to highlight your ongoing costs only and do not reflect the transaction costs described above. Therefore, the hypothetical expenses in the expense example are useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if the transaction costs were included, your costs would have been higher.

Expense Example

	Beginning Account Value (1/1/05)	Ending Account Value (6/30/05)	Expenses Paid During Period* (1/1/05-6/30/05)
Class A Actual	$1,000.00	$962.60	$6.54
Class A Hypothetical	1,000.00	1,018.07	6.73
Class B Actual	1,000.00	955.76	10.48
Class B Hypothetical	1,000.00	1,014.00	10.79
Class C Actual	1,000.00	956.17	9.50
Class C Hypothetical	1,000.00	1,015.00	9.79
Class F Actual	1,000.00	964.34	5.42
Class F Hypothetical	1,000.00	1,019.22	5.57
Class R Actual	1,000.00	966.11	5.38
Class R Hypothetical	1,000.00	1,019.27	5.52
Class T Actual	1,000.00	942.35	11.04
Class T Hypothetical	1,000.00	1,013.35	11.45

*Expenses are equal to each Class's respective annualized expense ratio, shown below, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).

Expense Ratios

These expense ratios reflect reimbursements and/or waivers of expenses by the Fund's investment adviser or its affiliates, earnings credits and brokerage offsets, where applicable.

	Expense Ratio
Class A	1.34%
Class B	2.15%
Class C	1.95%
Class F	1.11%
Class R	1.10%
Class T	2.28%

Statement of Investments

June 30, 2005 *(unaudited)*

Shares		Market Value
Common Stocks (Domestic)—93.2%		
Airlines—1.9%		
155,500	AMR Corporation*	$ 1,883,100
111,925	JetBlue Airways Corporation*	2,287,747
		4,170,847
Application Software—1.0%		
63,950	Autodesk, Inc.	2,197,962
Asset Management & Custody Banks—1.4%		
46,925	Northern Trust Corporation	2,139,311
18,800	State Street Corporation	907,100
		3,046,411
Biotechnology—3.2%		
26,875	Amgen, Inc.*	1,624,863
24,775	Genentech, Inc.*	1,988,937
14,425	Genzyme Corporation*	866,798
28,875	Gilead Sciences, Inc.*	1,270,211
48,500	MedImmune, Inc.*	1,295,920
		7,046,729
Broadcasting & Cable TV—2.9%		
51,707	Clear Channel Communications, Inc.	1,599,298
85,175	Comcast Corporation Special Class A*	2,550,991
46,525	EchoStar Communications Corporation	1,402,729
19,750	XM Satellite Radio Holdings, Inc. Class A*	664,785
		6,217,803
Casinos & Gaming—0.5%		
16,225	Harrah's Entertainment, Inc.	1,169,336
Communications Equipment—3.5%		
248,838	Cisco Systems, Inc.*	4,755,294
23,725	Juniper Networks, Inc.*	597,396
61,325	Motorola, Inc.	1,119,795
31,575	QUALCOMM, Inc.	1,042,291
		7,514,776
Computer & Electronics Retail—0.3%		
10,325	Best Buy Company, Inc.	707,779
Computer Hardware—2.8%		
73,200	Apple Computer, Inc.*	2,694,492
46,125	International Business Machines Corporation	3,422,475
		6,116,967
Computer Storage & Peripherals—1.7%		
269,300	EMC Corporation*	3,692,103
Consumer Electronics—0.4%		
10,550	Harman International Industries, Inc.	858,348

Shares		Market Value
Data Processing & Outsourced Services—1.4%		
73,675	Automatic Data Processing, Inc.	$ 3,092,140
Department Stores—2.8%		
13,700	J.C. Penney Company, Inc.	720,346
94,275	Kohl's Corporation*	5,270,915
		5,991,261
Diversified Banks—0.8%		
28,800	Wells Fargo & Company	1,773,504
Electrical Components & Equipment—1.2%		
40,125	Emerson Electric Company	2,513,029
Exchange Traded Funds—5.3%		
95,800	SPDR Trust Series 1	11,411,696
Food Retail—1.4%		
131,675	Safeway, Inc.	2,974,538
General Merchandise Stores—3.1%		
144,925	Dollar General Corporation	2,950,673
68,650	Target Corporation	3,735,247
		6,685,920
Healthcare Distributors—0.9%		
46,125	Henry Schein, Inc.*	1,915,110
Healthcare Equipment—0.3%		
14,675	Medtronic, Inc.	760,018
Healthcare Facilities—1.3%		
50,975	Triad Hospitals, Inc.*	2,785,274
Healthcare Supplies—0.9%		
39,050	Charles River Laboratories International, Inc.*	1,884,163
Home Entertainment Software—1.1%		
41,375	Electronic Arts, Inc.*	2,342,239
Hotels, Resorts & Cruise Lines—1.6%		
44,400	Carnival Corporation	2,422,020
19,900	Starwood Hotels & Resorts Worldwide, Inc.	1,165,543
		3,587,563
Household Products—2.5%		
29,175	Clorox Company	1,625,631
77,525	Colgate-Palmolive Company	3,869,273
		5,494,904
Human Resource & Employment Services—0.4%		
31,825	Monster Worldwide, Inc.*	912,741
Hypermarkets & Super Centers—1.0%		
46,500	Wal-Mart Stores, Inc.	2,241,300
Industrial Conglomerates—2.9%		
183,325	General Electric Company	6,352,211

See notes to statement of investments.

Statement of Investments

June 30, 2005 *(unaudited) (continued)*

Shares		Market Value
Integrated Oil & Gas—1.3%		
10,950	ConocoPhillips	$ 629,516
37,591	ExxonMobil Corporation	2,160,355
		2,789,871
Integrated Telecommunication Services—0.5%		
18,825	Alltel Corporation	1,172,421
Internet Software & Services—0.6%		
41,650	Yahoo!, Inc.*	1,443,173
Investment Banking & Brokerage—1.1%		
15,575	Goldman Sachs Group, Inc.	1,588,962
16,875	Morgan Stanley	885,431
		2,474,393
Leisure Facilities—2.6%		
116,175	Royal Caribbean Cruises Limited	5,618,223
Life & Health Insurance—0.0%		
250	Aflac, Inc.	10,820
Movies & Entertainment—4.4%		
19,925	DreamWorks Animation SKG, Inc.*	522,035
226,000	Time Warner, Inc.*	3,776,460
63,950	Viacom, Inc. Class B	2,047,679
125,225	Walt Disney Company	3,153,166
		9,499,340
Multi-Line Insurance—0.4%		
13,650	American International Group, Inc.	793,065
Other Diversified Financial Services—0.5%		
25,224	Citigroup, Inc.	1,166,106
Personal Products—3.3%		
19,425	Avon Products, Inc.	735,236
127,850	Gillette Company	6,473,046
		7,208,282
Pharmaceuticals—9.1%		
66,100	Abbott Laboratories	3,239,561
14,700	Eli Lilly and Company	818,937
85,575	Johnson & Johnson	5,562,375
78,800	MGI Pharma, Inc.*	1,714,688
168,242	Pfizer, Inc.	4,640,114
82,600	Wyeth	3,675,700
		19,651,375
Property & Casualty Insurance—1.1%		
39,075	Allstate Corporation	2,334,731
Railroads—1.4%		
47,350	Union Pacific Corporation	3,068,280

Shares		Market Value
Semiconductor Equipment—0.8%		
14,475	KLA-Tencor Corporation	$ 632,558
42,700	Novellus Systems, Inc.*	1,055,117
		1,687,675
Semiconductors—7.4%		
76,550	Broadcom Corporation*	2,718,291
147,228	Intel Corporation	3,836,762
99,900	Linear Technology Corporation	3,665,331
89,525	Maxim Integrated Products, Inc.	3,420,750
26,800	Microchip Technology, Inc.	793,816
54,475	Texas Instruments, Inc.	1,529,113
		15,964,063
Soft Drinks—1.1%		
56,525	Coca-Cola Company	2,359,919
Specialty Chemicals—0.8%		
29,225	Sigma-Aldrich Corporation	1,637,769
Specialty Stores—0.5%		
19,275	PETsMART, Inc.	584,996
16,200	Tiffany & Company	530,712
		1,115,708
Systems Software—6.2%		
393,841	Microsoft Corporation	9,783,010
120,875	Oracle Corporation*	1,595,550
99,400	Symantec Corporation*	2,160,956
		13,539,516
Thrifts & Mortgage Finance—0.8%		
44,425	The PMI Group, Inc.	1,731,687
Trading Companies & Distributors—0.8%		
30,775	W.W. Grainger, Inc.	1,686,162
Total Common Stocks (Domestic) (Cost—$193,384,313)		202,409,251
Common Stocks (Foreign)—2.7%		
Application Software—0.5%		
27,000	SAP AG Sponsored ADR (GE)	1,169,100
Auto Parts & Equipment—0.2%		
11,900	Autoliv, Inc. (SW)	521,220
Industrial Conglomerates—0.5%		
37,050	Tyco International Limited (BD)	1,081,860
IT Consulting & Other Services—1.0%		
95,900	Accenture Limited Class A (BD)*	2,174,053

See notes to statement of investments.

Statement of Investments

June 30, 2005 *(unaudited) (continued)*

Shares		Market Value
Semiconductors—0.5%		
33,450	ATI Technologies, Inc. (CA)*	$ 396,383
16,100	Marvell Technology Group Limited (BD)*	612,444
		1,008,827
Total Common Stocks (Foreign) (Cost—$6,321,928)		5,955,060

Principal Amount		Amortized Cost
Corporate Short-Term Notes—6.0%		
Electronic Equipment Manufacturers—1.9%		
$4,186,000	Hitachi America Capital Limited 3.25% 7/1/05~	$ 4,186,000
Multi-Line Insurance—4.1%		
8,800,000	AIG Funding, Inc. 3.23% 7/5/05	8,796,842
Total Corporate Short-Term Notes (Amortized Cost—$12,982,842)		12,982,842
Total Investments—101.9% (Total Cost—$212,689,083)		221,347,153
Other Assets and Liabilities—(1.9%)		(4,215,668)
Net Assets—100.0%		$217,131,485

Notes to Statement of Investments

* *Non-income producing.*

~ *Security was acquired pursuant to Section 4(2) of the Securities Act of 1933 and may be deemed to be restricted for resale. These securities amounted to $4,186,000, or 1.9%, of the Fund's net assets as of June 30, 2005.*

ADR - American Depositary Receipt
SPDR - Standard and Poor's Depositary Receipt
BD - Bermuda
CA - Canada
GE - Germany
SW - Sweden

See notes to financial statements.

Statement of Assets and Liabilities

June 30, 2005 *(unaudited)*

Assets	
Investment securities, at cost	$ 212,689,083
Investment securities, at market	221,347,153
Cash	561,609
Receivables:	
Investment securities sold	1,177,077
Capital shares sold	19,968
Dividends and interest	205,987
Other assets	41,902
Total Assets	223,353,696

Liabilities	
Payables and other accrued liabilities:	
Investment securities purchased	5,945,089
Capital shares redeemed	16,695
Advisory fees	118,502
Shareholder servicing fees	21,519
Accounting fees	10,939
Distribution fees	25,388
Transfer agency fees	5,119
Custodian fees	358
Other	78,602
Total Liabilities	6,222,211
Net Assets	$ 217,131,485

Composition of Net Assets	
Capital (par value and paid-in surplus)	$ 301,379,297
Undistributed net investment income	429,560
Accumulated net realized loss from security transactions	(93,335,442)
Net unrealized appreciation on investments and foreign currency translation	8,658,070
Total	$ 217,131,485

See notes to financial statements.

Statement of Assets and Liabilities

June 30, 2005 *(unaudited) (continued)*

Class A		
Net Assets	$	1,228,317
Shares Outstanding		260,772
Net Asset Value, Redemption Price Per Share	$	4.71
Maximum offering price per share (net asset value plus sales charge of 5.75% of offering price)	$	5.00
Class B		
Net Assets	$	1,710,970
Shares Outstanding		373,538
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	4.58
Class C		
Net Assets	$	1,749,053
Shares Outstanding		388,843
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	4.50
Class F		
Net Assets	$	212,196,866
Shares Outstanding		44,089,827
Net Asset Value, Offering and Redemption Price Per Share	$	4.81
Class R		
Net Assets	$	245,640
Shares Outstanding		51,518
Net Asset Value, Offering and Redemption Price Per Share	$	4.77
Class T		
Net Assets	$	639
Shares Outstanding		142
Net Asset Value, Redemption Price Per Share	$	4.50
Maximum offering price per share (net asset value plus sales charge of 4.50% of offering price)	$	4.71

See notes to financial statements.

Statement of Operations

For the six months ended June 30, 2005 *(unaudited)*

Investment Income	
Dividends	$ 1,127,519
Interest	168,257
Foreign taxes withheld	(680)
Total Investment Income	1,295,096
Expenses	
Advisory fees—Note 2	726,204
Shareholder servicing fees—Note 2	129,453
Accounting fees—Note 2	67,034
Distribution fees—Note 2	100,245
Transfer agency fees—Note 2	68,245
Registration fees	28,555
Postage and mailing expenses	22,450
Custodian fees and expenses—Note 2	6,170
Printing expenses	37,740
Legal and audit fees	40,492
Directors' fees and expenses—Note 2	20,875
Other expenses	25,519
Total Expenses	1,272,982
Earnings Credits	(5,867)
Reimbursed/Waived Expenses	(3,930)
Expense Offset to Broker Commissions	(3,895)
Net Expenses	1,259,290
Net Investment Income	35,806
Realized and Unrealized Gain (Loss) on Security Transactions and Foreign Currency Translation	
Net Realized Gain on Security Transactions	11,155,865
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	(18,108,512)
Net Realized and Unrealized Loss	(6,952,647)
Net Decrease in Net Assets Resulting from Operations	$ (6,916,841)

See notes to financial statements.

Statements of Changes in Net Assets

(unaudited)

	Six months ended 6/30/05	Year ended 12/31/04
Operations		
Net Investment Income	$ 35,806	$ 1,263,861
Net Realized Gain on Security Transactions	11,155,865	20,710,093
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	(18,108,512)	(2,549,571)
Net Increase (Decrease) in Net Assets Resulting from Operations	(6,916,841)	19,424,383
Dividends and Distributions to Shareholders		
From Net Investment Income		
Class A	0	(3,007)
Class F	0	(945,884)
Class R	0	(1,108)
Net Decrease from Dividends and Distributions	0	(949,999)
Capital Share Transactions		
Net Increase (Decrease)—Note 4		
Class A	83,163	174,433
Class B	(330,586)	237,470
Class C	1,205,728	173,366
Class F	(14,434,999)	(18,116,372)
Class R	6,076	29,755
Class T	(30,229)	0
Class T Payment by Service Provider	0	698
Net Decrease from Capital Share Transactions	(13,500,847)	(17,500,650)
Net Increase (Decrease) in Net Assets	(20,417,688)	973,734
Net Assets		
Beginning of period	$ 237,549,173	$ 236,575,439
End of period	$ 217,131,485	$ 237,549,173
Undistributed Net Investment Income	$ 429,560	$ 393,754

See notes to financial statements.

Financial Highlights

(unaudited)

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class A Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$4.86	$4.49	$3.44	$4.66	$5.73
Income from investment operations:					
Net investment income (loss)	(0.00)[a]	0.02	0.03	(0.02)	(0.07)
Net realized and unrealized gains (losses) on securities	(0.15)	0.36	1.02	(1.20)	(1.00)
Total from investment operations	(0.15)	0.38	1.05	(1.22)	(1.07)
Less dividends and distributions:					
From net investment income	0.00	(0.01)	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00[b]
Total distributions	0.00	(0.01)	0.00	0.00	0.00
Net Asset Value, end of period	$4.71	$4.86	$4.49	$3.44	$4.66
Total Return[c]	(3.09%)	8.54%	30.52%	(26.18%)	(18.65%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$1,228	$1,180	$935	$378	$442
Ratios to average net assets[d]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[e]	1.35%	1.26%	1.49%	1.87%	2.98%
Expenses with reimbursements, earnings credits and brokerage offsets	1.34%	1.25%	1.48%	1.87%	2.98%
Net investment income (loss)	(0.17%)	0.38%	(0.25%)	(0.67%)	(1.82%)
Portfolio turnover rate[f]	122%	115%	123%	152%	144%

a. Net investment loss for the period ended June 30, 2005 aggregated less than $0.01 on a per share basis.

b. Distributions from net realized gains for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.

c. Sales charges are not reflected in the total return.

d. Annualized.

e. Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.

f. Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

FINANCIAL HIGHLIGHTS

(unaudited) (continued)

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class B Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$4.74	$4.40	$3.40	$4.61	$5.65
Income from investment operations:					
Net investment loss	(0.05)	(0.00)[a]	(0.01)	(0.05)	(0.04)
Net realized and unrealized gains (losses) on securities	(0.11)	0.34	1.01	(1.16)	(1.00)
Total from investment operations	(0.16)	0.34	1.00	(1.21)	(1.04)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00[b]
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of period	$4.58	$4.74	$4.40	$3.40	$4.61
Total Return[c]	(3.38%)	7.73%	29.41%	(26.25%)	(18.38%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$1,711	$2,110	$1,709	$1,013	$1,599
Ratios to average net assets[d]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[e]	2.16%	2.01%	2.30%	2.14%	2.20%
Expenses with reimbursements, earnings credits and brokerage offsets	2.15%	2.00%	2.30%	2.14%	2.19%
Net investment loss	(1.00%)	(0.34%)	(1.08%)	(0.95%)	(1.03%)
Portfolio turnover rate[f]	122%	115%	123%	152%	144%

a. Net Investment loss for the year ended December 31, 2004 aggregated less than $0.01 on a per share basis.
b. Distributions from net realized gains for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.
c. Sales charges are not reflected in the total return.
d. Annualized.
e. Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.
f. Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class C Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$4.66	$4.32	$3.34	$4.55	$5.66
Income from investment operations:					
Net investment income (loss)	(0.02)[a]	0.04	0.04	(0.07)	(0.13)
Net realized and unrealized gains (losses) on securities	(0.14)	0.30	0.94	(1.14)	(0.98)
Total from investment operations	(0.16)	0.34	0.98	(1.21)	(1.11)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00[b]
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of period	$4.50	$4.66	$4.32	$3.34	$4.55
Total Return[c]	(3.43%)	7.87%	29.34%	(26.59%)	(19.58%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$1,749	$571	$357	$186	$270
Ratios to average net assets[d]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[e]	1.97%	1.99%	2.29%	2.77%	3.17%
Expenses with reimbursements, earnings credits and brokerage offsets	1.95%	1.99%	2.28%	2.76%	3.16%
Net investment loss	(0.77%)	(0.24%)	(1.04%)	(1.55%)	(2.01%)
Portfolio turnover rate[f]	122%	115%	123%	152%	144%

a. Computed using average shares outstanding throughout the period.
b. Distributions from net realized gains for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.
c. Sales charges are not reflected in the total return.
d. Annualized.
e. Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 1.97% (2005), 1.99% (2004), 2.29% (2003), 3.02% (2002), and 3.56% (2001).
f. Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.
See notes to financial statements.

FINANCIAL HIGHLIGHTS
(unaudited) (continued)

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class F Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$4.96	$4.57	$3.50	$4.69	$5.69
Income from investment operations:					
Net investment income	0.00[a]	0.02	0.00[a]	0.00[a]	0.00[a]
Net realized and unrealized gains (losses) on securities	(0.15)	0.39	1.07	(1.19)	(1.00)
Total from investment operations	(0.15)	0.41	1.07	(1.19)	(1.00)
Less dividends and distributions:					
From net investment income	0.00	(0.02)	0.00[b]	0.00[b]	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00[b]
Total distributions	0.00	(0.02)	0.00	0.00	0.00
Net Asset Value, end of period	$4.81	$4.96	$4.57	$3.50	$4.69
Total Return	(3.02%)	8.97%	30.67%	(25.33%)	(17.55%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$212,197	$233,410	$233,333	$191,701	$288,752
Ratios to average net assets[c]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[d]	1.12%	1.06%	1.13%	1.08%	1.14%
Expenses with reimbursements, earnings credits and brokerage offsets	1.11%	1.06%	1.13%	1.08%	1.14%
Net investment income	0.05%	0.56%	0.06%	0.11%	0.02%
Portfolio turnover rate[e]	122%	115%	123%	152%	144%

a. Net investment income for the years ended December 31, 2003, 2002, and 2001 and for the period ended June 30, 2005 aggregated less than $0.01 on a per share basis.

b. Distributions from net investment income for the years ended December 31, 2003 and 2002 and distributions from net realized gains for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.

c. Annualized.

d. Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.

e. Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class R Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$4.91	$4.53	$3.47	$4.74	$5.74
Income from investment operations:					
Net investment income (loss)	0.00[a]	0.03	0.06	(0.08)	(0.01)
Net realized and unrealized gains (losses) on securities	(0.14)	0.37	1.00	(1.19)	(0.99)
Total from investment operations	(0.14)	0.40	1.06	(1.27)	(1.00)
Less dividends and distributions:					
From net investment income	0.00	(0.02)	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00[b]
Total distributions	0.00	(0.02)	0.00	0.00	0.00
Net Asset Value, end of period	$4.77	$4.91	$4.53	$3.47	$4.74
Total Return	(2.85%)	8.88%	30.55%	(26.79%)	(17.39%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$246	$247	$211	$57	$51
Ratios to average net assets[c]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[d]	1.11%	1.00%	1.35%	2.95%	2.73%
Expenses with reimbursements, earnings credits and brokerage offsets	1.10%	1.00%	1.35%	2.95%	2.72%
Net investment income (loss)	0.06%	0.54%	(0.12%)	(1.78%)	(1.68%)
Portfolio turnover rate[e]	122%	115%	123%	152%	144%

a. *Net investment income for the period ended June 30, 2005 aggregated less than $0.01 on a per share basis.*
b. *Distributions from net realized gains for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.*
c. *Annualized.*
d. *Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 1.11% (2005), 1.00% (2004), 1.35% (2003), 4.68% (2002), and 82.23% (2001).*
e. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

See notes to financial statements.

Financial Highlights
(unaudited) (continued)

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class T Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$4.72	$4.38	$3.39	$4.60	$5.68
Income from investment operations:					
Net investment loss	(0.03)[a]	(0.01)	(0.23)	(0.30)	(0.09)
Net realized and unrealized gains (losses) on securities	(0.19)	0.25	1.22	(0.91)	(0.99)
Total from investment operations	(0.22)	0.24	0.99	(1.21)	(1.08)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00[b]
Total distributions	0.00	0.00	0.00	0.00	0.00
Other:					
Payment by Service Provider		0.10[c]	0.00	0.00	0.00
Net Asset Value, end of period	$4.50	$4.72	$4.38	$3.39	$4.60
Total Return[d]	(4.66%)	7.76%	29.20%	(26.30%)	(18.99%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$1	$32	$30	$33	$127
Ratios to average net assets[e]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[f]	2.28%	1.90%	2.27%	2.47%	3.14%
Expenses with reimbursements, earnings credits and brokerage offsets	2.28%	1.90%	2.26%	2.46%	3.13%
Net investment loss	(1.18%)	(0.29%)	(1.11%)	(1.29%)	(1.96%)
Portfolio turnover rate[g]	122%	115%	123%	152%	144%

a. Computed using average shares outstanding throughout the period.
b. Distributions from net realized gains for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.
c. A service provider reimbursed the Fund's Class T shares for losses resulting from certain shareholder adjustments which otherwise would have reduced total return by 2.28%.
d. Sales charges are not reflected in the total return.
e. Annualized.
f. Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 2.28% (2005), 1.90% (2004), 2.27% (2003), 3.71% (2002), and 6.32% (2001).
g. Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.
See notes to financial statements.

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940 (the "1940 Act"). Ten series of shares are currently issued: Balanced, Discovery, Equity Growth, Government Securities, Growth, International Equity, Mid-Cap Growth, Money Market, Passport and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders Equity Growth Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B shares redeemed within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

***Security Valuations*—**A domestic equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of a security traded on Nasdaq, at its official closing price. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available, or in the case of written call options, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers.

A foreign equity security traded on a foreign exchange is valued at the last quoted official closing price available before the time when the Fund's assets are valued, or at the last quoted sales price if the exchange does not provide an official closing price or if the foreign market has not yet closed. Lacking any sales that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available. Since February 22, 2005, New York closing exchange rates have been used to convert foreign currencies to U.S. dollars. Previously, London closing exchange rates were used to convert foreign currencies to U.S. dollars.

A debt security with a remaining maturity greater than 60 days at the time of purchase is valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such price is not available, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers. A debt security with a remaining maturity of 60 days or less at the time of purchase is valued at amortized cost, which approximates market value, unless it is determined that amortized cost would not represent market value, in which case the securities would be marked to market. The Fund amortizes premiums and discounts on all debt securities.

If market quotations or official closing prices are not readily available or are determined not to reflect accurately fair value, securities will be valued at their fair value as

determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event occurs after the close of the market on which a security is traded but before the Fund calculates its net asset value, and it is determined that the event has materially affected the value of the security. Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indexes of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts.

Using fair value to price securities may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their net asset values. In addition, it is possible that the fair value determined for a security may be different from the value that may be realized upon the security's sale, and that these differences may be material to the net asset value of the Fund.

Security Transactions**—**Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

Foreign Securities and Currency Transactions**—**Foreign securities carry more risk than U.S. securities, such as political and currency risks. The Fund may invest at least a portion of its assets in foreign securities. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The resultant foreign currency gain or loss from the contract, if any, is recorded as foreign currency gain or loss and would be presented as such in the Statement of Operations.

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes**—**No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

***Investment Income*—**Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily, as earned, and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

***Distributions to Shareholders*—**The Fund declares and distributes dividends (if any) and capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

***Expenses*—**Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions on Fund portfolio transactions. These commissions reduce Other Expenses and are included in the Expense Offset to Broker Commissions in the Statement of Operations.

***Use of Estimates*—**The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

***Indemnifications*—**In the normal course of business, the Company enters into contracts that contain provisions indemnifying other parties against specified potential liabilities. Each Fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Fund that have not yet occurred. However, based on experience, the Funds expect the risk of loss to be remote.

***Other*—**Certain prior year information has been reformatted, without substantive change, to conform with the current period presentation.

2. Fees and Transactions with Affiliates

***Advisory Fees*—**Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is an indirect wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the Fund's net assets. The fee is 0.65% of the first $250 million of net assets, 0.60% of the next $250 million of net assets, 0.55% of the next $250 million of net assets and 0.50% of net assets in excess of $750 million.

Shareholder Servicing and Transfer Agency Fees for Class F Shares—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), the direct owner of Founders and a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus", an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. The Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. During the six months ended June 30, 2005, Class F shares were charged $123,895 pursuant to this shareholder services agreement.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all of the Fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges from DTI are paid by the Fund. During the six months ended June 30, 2005, Class F shares were charged $53,155 for out-of-pocket transfer agent charges.

Transfer Agency Fees for Class A, Class B, Class C, Class R and Class T Shares—The fees charged by DTI with respect to the Fund's Class A, B, C, R and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $12.58 to $13.00, per shareholder account considered to be an open account at any time during a given month, plus out-of-pocket charges. Class-specific transfer agency fees, including both the per account fees paid to DTI and out-of-pocket charges, during the six months ended June 30, 2005 were as follows:

	Transfer Agency Fees
Class A	$1,308
Class B	$2,535
Class C	$535
Class R	$278
Class T	$82

Cash Management Fees—The Funds also pay Mellon Bank N.A. ("Mellon Bank"), a wholly-owned subsidiary of Mellon Financial Corporation and an affiliate of Founders, fees for certain cash management services. These include various services related to the processing of shareholder transactions in the Funds. During the six months ended June 30, 2005, the Fund was charged $2,830 for cash management fees, which are included in the out-of-pocket transfer agency charges above.

Other Transfer Agency Fees—Various broker-dealers, retirement plan administrators and other entities have established omnibus accounts with the Fund, and provide sub-transfer agency, recordkeeping or similar services to persons holding Fund shares through those accounts. During the six months ended June 30, 2005, the Fund paid

$10,352 to these entities for such services. This amount is included in the transfer agency fees shown on the Statement of Operations.

Distribution and Shareholder Services Plans—DSC also is the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing or servicing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the six months ended June 30, 2005, Class F shares were charged $88,048 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class B, Class C and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

Distribution and shareholder servicing fees paid to DSC by the Fund's Class A, B, C and T shares for the six months ended June 30, 2005, were as follows:

	Distribution Fees	Shareholder Servicing Fees
Class A	N/A	$1,479
Class B	$6,808	$2,269
Class C	$5,368	$1,789
Class T	$21	$21

During the six months ended June 30, 2005, DSC retained $1,012 in sales commissions from the sales of Class A shares. DSC also retained $3,013 and $1 of contingent deferred sales charges relating to redemptions of Class B and Class C shares, respectively.

Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of 0.06% of the average daily net assets of the Fund on the first $500 million, 0.04% of the average daily net assets of the Fund on the next $500 million and 0.02% of the average daily net assets of the Fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has contractually agreed in writing to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Fund held by the custodian. The Fund could have employed these assets elsewhere to produce income had it not entered into this arrangement. The custodian has contractually agreed in writing to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the six months ended June 30, 2005, the Fund's portion of the fee waiver was $3,930, which reduced the amount paid to Mellon Bank to $2,240.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is invested in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Other Liabilities on the Statement of Assets and Liabilities. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders, which pays their compensation. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, foreign currency transactions, net operating losses and capital loss carryovers.

The tax components of capital represent distribution requirements the Fund must satisfy under the income tax regulations and losses or tax deductions the Fund may be able to offset against income and capital gains realized in future years. Accumulated capital losses and post-October 31 capital losses noted below, if any, as of December 31, 2004, represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment

income and thereby reduce future ordinary income distributions. Accumulated capital losses as of December 31, 2004 were:

Expiration	Amount
2009	$49,538,969
2010	$50,083,634
	$99,622,603

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of June 30, 2005 are noted below. Unrealized appreciation/depreciation in the table below excludes appreciation/depreciation on foreign currency translation, if any. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Post-October Capital Loss Deferral	$1,658,174
Undistributed Ordinary Income	$438,872
Federal Tax Cost	$215,587,769
Gross Tax Appreciation of Investments	$13,239,381
Gross Tax Depreciation of Investments	$(7,479,997)
Net Tax Appreciation	$5,759,384

4. Capital Share Transactions

The Fund is authorized to issue 750 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

	Six months ended 6/30/2005			Year ended 12/31/2004		
	Shares		Amount	Shares		Amount
Class A						
Sold	75,762	$	357,669	167,335	$	765,894
Dividends or Distributions Reinvested	0	$	0	404	$	1,961
Redeemed	(57,865)	$	(274,506)	(133,430)	$	(593,422)
Net Increase	17,897	$	83,163	34,309	$	174,433
Class B						
Sold	8,754	$	39,524	215,457	$	939,503
Redeemed	(80,169)	$	(370,110)	(159,027)	$	(702,033)
Net Increase (Decrease)	(71,415)	$	(330,586)	56,430	$	237,470

	Six months ended 06/30/2005			Year ended 12/31/2004		
	Shares		Amount	Shares		Amount
Class C						
Sold	293,918	$	1,331,214	63,935	$	278,992
Redeemed	(27,625)	$	(125,486)	(24,034)	$	(105,626)
Net Increase	266,293	$	1,205,728	39,901	$	173,366
Class F						
Sold	376,500	$	1,808,532	1,109,016	$	5,075,748
Dividends or Distributions Reinvested	0	$	0	165,648	$	819,960
Redeemed	(3,365,625)	$	(16,243,531)	(5,197,897)	$	(24,012,080)
Net Decrease	(2,989,125)	$	(14,434,999)	(3,923,233)	$	(18,116,372)
Class R						
Sold	3,418	$	16,401	36,325	$	170,596
Dividends or Distributions Reinvested	0	$	0	223	$	1,096
Redeemed	(2,195)	$	(10,325)	(32,838)	$	(141,937)
Net Increase	1,223	$	6,076	3,710	$	29,755
Class T						
Sold	0	$	0	14	$	65
Redeemed	(6,632)	$	(30,229)	(14)	$	(65)
Net Decrease	(6,632)	$	(30,229)	0	$	0

5. Investment Transactions

For the six months ended June 30, 2005, purchases and sales of investment securities (excluding short-term securities and U.S. government obligations) were $136,246,320 and $152,600,440, respectively.

6. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for temporary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $50 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $50 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At June 30, 2005, the Fund did not have any borrowings under the LOC.

7. Legal Matters

In early 2004, two purported class and derivative actions were filed against Mellon Financial Corporation, Mellon Bank, Founders, Dreyfus, and certain directors of the Dreyfus Founders Funds and the Dreyfus Funds (together, the "Defendant Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Defendant Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Defendant Funds. The Amended Complaint in the newly styled *In re Dreyfus Mutual Funds Fee Litigation* also named DSC, Premier Mutual Fund Services, Inc. and two additional directors of the Defendant Funds as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Defendant Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Defendant Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Defendant Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Defendant Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Defendant Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Defendant Funds. Founders, Dreyfus and the Defendant Funds believe the allegations to be totally without merit and intend to defend the action vigorously. The defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Founders nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Founders' ability to perform its contract with the Funds.

Dreyfus Founders Equity Growth Fund
P.O. Box 55360
Boston, MA 02205-8252
1-800-525-2440
www.founders.com

Proxy Voting Information

A description of the policies and procedures that the Fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the Fund voted these proxies for the 12-month period ended June 30, 2005, is available through the Fund's website at www.founders.com and on the Securities and Exchange Commission's (SEC) website at www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-525-2440.

Portfolio Holdings

The Fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The Fund's Forms N-Q are available on the SEC's website at www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the SEC's Public Reference Room may be obtained by calling 1-800-SEC-0330.

This report and the statements it contains are submitted for the general information of our shareholders. The report is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus.

Dreyfus Service Corporation, Distributor.

A-636-EQG-05

SEMIANNUAL REPORT

Dreyfus Founders Government Securities Fund

Dreyfus Founders Money Market Fund

Investment Update
June 30, 2005

Dreyfus Founders Funds®
The Growth Specialists

TABLE OF CONTENTS

Government Securities Fund Management Overview	3
Fund Expenses	8
Government Securities Fund Statement of Investments	10
Money Market Fund Statement of Investments*	13
Statements of Assets and Liabilities	16
Statements of Operations	17
Statements of Changes in Net Assets	18
Government Securities Fund Financial Highlights	19
Money Market Fund Financial Highlights	20
Notes to Financial Statements	21



Paperless Delivery of this Report

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To take advantage of this service, simply inform us online of your decision to receive materials through the Founders E-Communications Program. Cut down on mailbox clutter and help the Funds reduce printing and postage charges by enrolling today at **www.founders.com/ecommunications**. If you own Funds through a third party, enroll at **www.icsdelivery.com**.

Investment Manager
Founders Asset Management LLC
A Mellon Financial Company℠
210 University Boulevard, Suite 800
Denver, CO 80206

Distributor
Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

*This report includes financial information for the Money Market Fund as of June 30, 2005, but does not include a discussion of that Fund's performance.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Founders or any other person in the Founders organization. Any such views are subject to change at any time based upon market or other conditions and Founders disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus Founders Fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus Founders Fund. The amounts of the Funds' holdings as of June 30, 2005 are included in the Statements of Investments.

Government Securities Fund Management Overview



A discussion with portfolio manager Margaret Danuser, regarding Fund performance for the six-month period ended June 30, 2005.

For the six-month period ended June 30, 2005, Dreyfus Founders Government Securities Fund returned 1.70%. Although a gain, the Fund underperformed its benchmark, the Lehman Brothers U.S. Government Composite Index, which returned 2.93% for the same period.

A Flattening Yield Curve

Bonds had a negative first quarter, with Treasury yields rising except in the very long end of the yield curve. Yields crept higher mainly because of increasing oil prices, fears that the Federal Reserve would be more aggressive to effectively contain inflation, as well as wider credit spreads due to some high-profile corporate bond issuers experiencing rating downgrades. These factors led investors to become more risk-averse in the first few months of the year.

The second quarter, however, saw a bond market reversal as Treasuries led the market higher in spite of two 25 basis point increases in the federal funds rate. The yield curve experienced a flattening: the 2-year to 10-year curve flattened to 28 basis points at the end of the second quarter from 71 basis points on March 31.[1] (To illustrate the flatness of the yield curve at the end of the second quarter, since 1976, the average 2-year to 10-year yield spread has been 76 basis points.[2])

"The Fund sold some positions in the portfolio throughout the period with the belief that these positions were fully priced with the market rally."

[1] Bloomberg, end-of-day yield history for March 31, 2005 and June 30, 2005.
[2] Merrill Lynch, "Market Economist," June 25, 2005.

Growth of $10,000 Investment

Performance data quoted represents past performance. Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Please call 1-800-525-2440 to obtain the most recent month-end performance data.



Dreyfus Founders Government Securities Fund-Class F
Lehman Brothers U.S. Government Composite Index
$20,000
$10,000
$0
$18,999
$16,913
6/95
6/97
6/99
6/01
6/03
6/05

The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Government Securities Fund on 6/30/95 to a $10,000 investment made in an unmanaged securities index on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund's performance in the graph takes into account all applicable Class F fees and expenses, subject to applicable fee waivers.

The Lehman Brothers U.S. Government Composite Index reflects the performance of public obligations of the U.S. Treasury with a remaining maturity of one year or more and publicly issued debt of U.S. Government agencies and quasi-federal corporations. The total return figures cited for this index do not reflect the costs of managing a mutual fund. Further information related to Fund performance is contained elsewhere in this report.

Average Annual and Year-to Date Total Return as of 6/30/05

Class F Shares Inception Date	**Year-to-Date**[†]	**1 Year**	**5 Years**	**10 Years**	**Since Inception**
3/1/88	1.70%	4.79%	6.16%	5.40%	5.88%

Average annual and year-to-date total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but do reflect the reinvestment of dividends and capital gain distributions, fee waivers, and adjustments for financial statement purposes.

† Total return is not annualized.

The long end of the bond market, which typically reacts to inflation expectations, rallied in the belief that the Federal Reserve is anticipatory in its move to contain inflation. The short-end, which is usually more responsive to federal rate changes, experienced a lowering, causing overall gains and a flatter yield curve.

The Federal Reserve's Actions

The period saw the Federal Reserve succeed in appearing more transparent to the markets through rapid releases of meeting minutes and consistent policy announcements. The federal funds rate was raised to 3.25% at the end of June 2005, up from 1.00% in the second quarter of 2004. A rise in short-term interest rates and the subsequent drop in long-term bond yields led many bond market analysts to anticipate an inverted yield curve, which often presages economic slowdown.

Treasuries and Longer-Dated Securities Boost Return

Overall, Fund performance for the period was driven by its positioning in Treasuries and in securities with longer-dated maturities. In the first quarter of the year, overweight Treasury and Agency weightings, limited mortgage exposure and a large cash position drove the Fund's performance. In the second quarter of the year, the Fund held 25.4% of assets in Treasuries, a sector that performed well. The Fund also held over 21% of assets in securities with maturities seven years or longer. This maturity sector beat its shorter counterparts, returning 7.14% for the second quarter.


Portfolio Composition of Net Assets
49.50% Government Sponsored Enterprises
25.40% Treasuries
6.50% Domestic Mortgage
4.90% Foreign Government
3.20% Domestic Corporate
10.50% Cash

Government Sponsored Enterprises (GSEs) are not backed by the full faith and credit of the U.S. Government, but only by their ability to borrow from the Treasury, other forms of governmental support, or by their own credit. The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio manager and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

Cash Hampers Performance

The Fund sold some positions in the portfolio throughout the period with the belief that these positions were fully priced with the market rally. Most sectors appeared to be fully valued, causing the Fund to accumulate cash. Although a larger cash position acted as a buffer in the bond sell-off of the first three months of the year, this higher cash position was a drag on performance as bonds rallied in the second quarter.

In the first quarter, the Fund's holdings in intermediate and longer-dated securities hurt performance as these sectors experienced sharper price drops than shorter-dated holdings. Alternately, shorter-dated securities hindered performance during the second quarter. This was due to the aforementioned flattening yield curve, with the short end selling off to keep up with the rising federal funds rate, while the long end of the curve rallied with confidence that the Federal Reserve would keep a "measured pace" of increases in an attempt to contain inflation.

In Conclusion

The flatness of the yield curve, as existed at the end of the period, has historically indicated a pause or slowdown in economic activity. We will continue to monitor indications that the Federal Reserve may be nearing the end of its tightening cycle. Additionally, the markets are nearing the typical 18-month lag effect on the economy from the onset of the first Federal Reserve tightening in June 2004. Because of this, we will also monitor the data for indications of the health of the economy.

Margaret R. Danuser

Margaret Danuser
Portfolio Manager

Fund Expenses

(unaudited)

As a shareholder of a Fund, you incur ongoing costs, including management fees, Rule 12b-1 fees (Government Securities Fund only), shareholder services fees, and other expenses. The expense examples shown below are intended to help you understand your ongoing costs (in dollars) of investing in the Funds and to compare these costs with the ongoing costs of investing in other mutual funds.

The expense examples are based on an investment of $1,000 on January 1, 2005 and held through June 30, 2005.

Actual Expenses The numbers included in the expense examples in the rows with the word "Actual" in the title provide information about actual account values and actual expenses. You may use this information to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.60), then multiply the result by the number under the column heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period.

Hypothetical Expenses For Comparison Purposes The numbers included in the expense examples in the rows with the word "Hypothetical" in the title provide information about hypothetical account values and hypothetical expenses based on the Funds' actual expense ratios, and an assumed rate of return of 5% per year before expenses, which is not the Funds' actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Funds and other funds. To do so, compare the hypothetical expenses in the expense examples with the hypothetical expenses that appear in the shareholder reports of other funds.

Government Securities Fund Expense Example

	Beginning Account Value (1/1/05)	Ending Account Value (6/30/05)	Expenses Paid During Period* (1/1/05-6/30/05)
Actual	$1,000.00	$1,012.09	$4.90
Hypothetical	1,000.00	1,019.87	4.92

*Expenses are equal to the Fund's annualized expense ratio of 0.98%, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period). The expense ratio reflects reimbursements and/or waivers of expenses by the Fund's investment adviser or its affiliates, earnings credits and brokerage offsets, where applicable.

Money Market Fund Expense Example

	Beginning Account Value (1/1/05)	Ending Account Value (6/30/05)	Expenses Paid During Period* (1/1/05-6/30/05)
Actual	$1,000.00	$1,003.57	$5.03
Hypothetical	1,000.00	1,019.72	5.07

*Expenses are equal to the Fund's annualized expense ratio of 1.01%, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period). The expense ratio reflects reimbursements and/or waivers of expenses by the Fund's investment adviser or its affiliates, earnings credits and brokerage offsets, where applicable.

Government Securities Fund Statement of Investments

June 30, 2005 *(unaudited)*

Principal Amount		Market Value
U.S. Government Obligations—78.3%		
Agency Pass Through—2.8%		
$ 270,976	U.S. Small Business Administration Series 10-A 6.64% 2/1/11	$ 286,939
Government Sponsored Enterprises—46.6%		
225,000	Federal Agricultural Mortgage Corporation 6.865% 8/10/09	249,557
	Federal Farm Credit Bank:	
300,000	4.70% 12/10/14	309,300
285,000	5.35% 6/16/14	307,777
	Federal Home Loan Bank:	
200,000	4.50% 11/15/12	204,430
495,000	5.625% 2/15/08	516,503
	Federal Home Loan Mortgage Corporation:	
200,000	4.50% 1/15/15	203,686
400,000	5.625% 3/15/11	431,880
	Federal National Mortgage Association:	
300,000	6.625% 10/15/07	318,096
250,000	7.125% 6/15/10	284,720
	Federal National Mortgage Association Discount Note:	
200,000	3.16% 8/17/05	199,149
200,000	3.332% 11/10/05	197,492
100,000	Sallie Mae 7.35% 8/1/10	115,088
	Tennessee Valley Authority:	
500,000	4.75% 8/1/13	520,935
500,000	5.375% 11/13/08	522,495
350,000	7.125% 5/1/30	480,015
		4,861,123
Mortgage-Backed Securities: FHLMC/FNMA/Sponsored—1.1%		
19,582	Federal Home Loan Mortgage Corporation 7.50% 11/1/29 Pool #C32819	20,980
	Federal National Mortgage Association:	
24,632	6.50% 10/1/31 Pool #596063	25,551
69,840	7.00% 3/1/12 Pool #373543	73,199
		119,730
Mortgage-Backed Securities: GNMA/Guaranteed—2.5%		
	Government National Mortgage Association:	
155,338	6.00% 1/15/33 Pool #563709	160,351
99,426	6.50% 5/15/26 Pool #417388	104,181
		264,532
U.S. Treasury Notes—25.3%		
	U.S. Treasury Inflation Index Note:	
246,533	3.375% 1/15/12	275,357
447,140	3.50% 1/15/11	495,684

Principal Amount		Market Value
	U.S. Treasury Note:	
$ 200,000	4.25% 8/15/14	$ 204,782
400,000	6.00% 8/15/09	434,608
500,000	6.25% 2/15/07	520,860
500,000	6.50% 8/15/05	502,030
200,000	7.00% 7/15/06	206,930
		2,640,251
Total U.S. Government Obligations (Cost—$7,884,245)		8,172,575
Government Bonds (Foreign)—4.9%		
CAD 305,000	Province of Quebec 6.50% 12/1/05 (CA)	252,783
CAD 305,000	Province of Saskatchewan 6.00% 6/1/06 (CA)	256,186
		508,969
Total Government Bonds (Foreign) (Cost—$404,678)		508,969
Corporate Bonds (Domestic)—3.2%		
Diversified Commercial & Professional Services—3.2%		
$ 300,000	Stanford University 6.16% 4/30/11	328,640
Total Corporate Bonds (Domestic) (Cost—$299,999)		328,640

Principal Amount		Amortized Cost
Corporate Short-Term Notes—4.8%		
Electronic Equipment Manufacturers—4.8%		
$ 500,000	Hitachi America Capital Limited 3.25% 7/1/05~	$ 500,000
Total Corporate Short-Term Notes (Cost—$500,000)		500,000

See notes to statement of investments.

Government Securities Fund
Statement of Investments

June 30, 2005 *(unaudited) (continued)*

Principal Amount		*Amortized Cost*
U.S. Agency Discount Notes—6.7%		
$ 300,000	Federal Home Loan Bank 3.15% 8/8/05	$ 299,003
400,000	Federal Home Loan Mortgage Corporation 3.09% 7/6/05	399,828
		698,831
Total U.S. Agency Discount Notes (Cost—$698,831)		698,831
Total Investments—97.9% (Total Cost—$9,787,753)		10,209,015
Other Assets and Liabilities—2.1%		221,615
Net Assets—100.0%		$10,430,630

Notes to Statement of Investments

~ *Security was acquired pursuant to Section 4(2) of the Securities Act of 1933 and may be deemed to be restricted for resale. These securities amounted to $500,000, or 4.8%, of the Fund's net assets as of June 30, 2005.*
CA - Canada

See notes to financial statements.

Money Market Fund
Statement of Investments
June 30, 2005 *(unaudited)*

Principal Amount		*Amortized Cost*
U.S. Agency Discount Notes—1.8%		
$ 600,000	Federal Farm Credit Bank Discount Note 3.44% 3/17/06	$ 585,150
Total U.S. Agency Discount Notes (Cost—$585,150)		585,150
Corporate Short-Term Notes—97.7%		
Agricultural Products—4.2%		
1,370,000	Golden Peanut Company LLC 3.07% 7/5/05	1,369,533
Automobile Manufacturers—3.0%		
1,000,000	Toyota Motor Credit Corporation 3.17% 7/15/05	998,767
Construction, Farm Machinery & Heavy Trucks—4.6%		
1,500,000	Paccar Financial Corporation 3.08% 7/13/05	1,498,460
Consumer Electronics—4.2%		
1,400,000	Sharp Electronics Corporation 3.25% 8/1/05	1,396,082
Diversified Banks—3.6%		
1,200,000	HSBC Finance Corporation 3.05% 7/6/05	1,199,492
Diversified Chemicals—3.3%		
1,100,000	E.I. du Pont de Nemours and Company 3.13% 7/21/05	1,098,087
Electrical Components & Equipment—4.9%		
	Emerson Electric Company:	
900,000	2.98% 7/1/05~	900,000
700,000	3.12% 7/12/05~	699,324
		1,599,324
Electronic Equipment Manufacturers—1.5%		
500,000	Hitachi America Capital Limited 3.20% 7/1/05~	500,000
General Merchandise Stores—4.2%		
1,400,000	Wal-Mart Stores, Inc. 3.23% 8/30/05~	1,392,463
Household Appliances—4.6%		
1,500,000	Stanley Works, Inc. 3.07% 7/11/05~	1,498,721
Household Products—3.0%		
1,000,000	Procter & Gamble Company 3.07% 7/19/05~	998,465

See notes to statement of investments.

Money Market Fund
Statement of Investments
June 30, 2005 *(unaudited) (continued)*

Principal Amount		*Amortized Cost*
Industrial Conglomerates—4.8%		
	General Electric Capital Corporation:	
$ 500,000	3.06% 7/11/05	$ 499,575
1,100,000	3.25% 9/22/05	1,091,758
		1,591,333
Multi-Line Insurance—8.4%		
1,400,000	AIG Funding, Inc. 3.25% 7/22/05	1,397,346
1,400,000	American Family Financial Services 3.20% 9/12/05	1,390,915
		2,788,261
Other Diversified Financial Services—11.8%		
1,400,000	Merrill Lynch & Company 3.08% 7/7/05	1,399,281
1,400,000	Morgan Stanley 3.22% 8/22/05	1,393,488
1,100,000	National Rural Utilities Cooperative Finance 3.13% 7/14/05	1,098,757
		3,891,526
Packaged Foods & Meats—3.9%		
1,300,000	Hershey Foods Corporation 3.06% 7/20/05~	1,297,901
Pharmaceuticals—3.6%		
1,200,000	Novartis Finance Corporation 3.14% 7/8/05~	1,199,267
Property & Casualty Insurance—4.2%		
1,400,000	General RE Corporation 3.03% 7/18/05	1,397,997
Publishing—2.4%		
800,000	Gannett Company 3.11% 7/12/05~	799,240
Soft Drinks—4.2%		
1,400,000	Pepsico, Inc. 3.17% 7/25/05~	1,397,041
Special Purpose Entity—13.3%		
1,400,000	CAFCO LLC 3.26% 9/8/05~	1,391,252
1,600,000	Ciesco LLC 3.18% 7/26/05~	1,596,467

Principal Amount		*Amortized Cost*
$1,400,000	MetLife Funding, Inc. 3.31% 8/23/05	$ 1,393,178
		4,380,897
Total Corporate Short-Term Notes (Amortized Cost—$32,292,857)		32,292,857
Total Investments—99.5% (Total Cost—$32,878,007)		32,878,007
Other Assets and Liabilities—0.5%		153,444
Net Assets—100.0%		$33,031,451

Notes to Statement of Investments

~ *Security was acquired pursuant to Section 4(2) of the Securities Act of 1933 and may be deemed to be restricted for resale. These securities amounted to $13,670,141, or 41.4%, of the Fund's net assets as of June 30, 2005.*

Category	Value (%)
U.S. Agency Discount Notes	1.80%
Corporate Short-Term Notes	97.70%

See notes to financial statements.

Statements of Assets and Liabilities

June 30, 2005 *(unaudited)*

	Government Securities Fund	Money Market Fund
Assets		
Investment securities, at cost	$ 9,787,753	$32,878,007
Investment securities, at market	10,209,015	32,878,007
Cash	116,974	90,428
Receivables:		
Capital shares sold	250	162,621
Dividends and interest	119,439	0
Directors deferred compensation	95,962	51,830
Total Assets	10,541,640	33,182,886
Liabilities		
Payables and other accrued liabilites:		
Capital shares redeemed	588	69,599
Advisory fees	2,885	12,324
Shareholder servicing fees	1,295	5,392
Accounting fees	256	779
Distribution fees	196	0
Transfer agency fees	37	1,915
Custodian fees	42	326
Directors deferred compensation	95,962	51,830
Other	8,154	8,953
Dividends	1,595	317
Total Liabilities	111,010	151,435
Net Assets	$10,430,630	$33,031,451
Composition of Net Assets		
Capital (par value and paid-in surplus)	$10,154,274	$33,029,560
Undistributed net investment income	4,005	21,324
Accumulated net realized loss from security transactions	(148,945)	(19,433)
Net unrealized appreciation on investments and foreign currency translation	421,296	0
Total	$10,430,630	$33,031,451
Class F		
Net Assets	$10,430,630	$33,031,451
Shares Outstanding	1,048,558	33,031,451
Net Asset Value, Offering and Redemption Price Per Share	$ 9.95	$ 1.00

See notes to financial statements.

Statements of Operations

For the six months ended June 30, 2005 *(unaudited)*

	Government Securities Fund	Money Market Fund
Investment Income		
Interest	$ 234,512	$466,454
Total Investment Income	234,512	466,454
Expenses		
Advisory fees—Note 2	31,829	85,576
Shareholder servicing fees—Note 2	9,098	31,519
Accounting fees—Note 2	1,541	5,315
Distribution fees—Note 2	12,242	0
Transfer agency fees—Note 2	3,655	11,985
Registration fees	7,582	10,473
Postage and mailing expenses	256	4,718
Custodian fees and expenses—Note 2	1,013	1,163
Printing expenses	2,401	13,995
Legal and audit fees	1,490	6,288
Directors' fees and expenses—Note 2	1,220	3,605
Other expenses	2,473	8,003
Total Expenses	74,800	182,640
Earnings Credits	(880)	(1,086)
Reimbursed/Waived Expenses	(26,113)	(9,207)
Net Expenses	47,807	172,347
Net Investment Income	186,705	294,107
Realized and Unrealized Loss on Security Transactions and Foreign Currency Transacations		
Net Realized Loss on:		
Security Transactions	(14,778)	0
Foreign Currency Transactions	(103)	0
Net Realized Loss	(14,881)	0
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	(10,377)	0
Net Realized and Unrealized Loss	(25,258)	0
Net Increase in Net Assets Resulting from Operations	$ 161,447	$294,107

See notes to financial statements.

Statements of Changes in Net Assets

(unaudited)

	Government Securities Fund		Money Market Fund	
	Six months ended 6/30/05	Year ended 12/31/04	Six months ended 6/30/05	Year ended 12/31/04
Operations				
Net Investment Income	$ 186,705	$ 386,716	$ 294,107	$ 193,011
Net Realized Gain (Loss) on Security and Foreign Currency Transactions	(14,881)	75,280	0	0
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	(10,377)	(144,437)	0	0
Net Increase in Net Assets Resulting from Operations	161,447	317,559	294,107	193,011
Dividends and Distributions to Shareholders				
From Net Investment Income Class F	(186,705)	(386,716)	(294,107)	(193,011)
Net Decrease from Dividends and Distributions	(186,705)	(386,716)	(294,107)	(193,011)
Capital Share Transactions				
Net Increase (Decrease) from Capital Share Transactions— Note 4 Class F	319,571	(2,603,251)	(3,026,260)	(9,036,232)
Net Increase (Decrease) in Net Assets	294,313	(2,672,408)	(3,026,260)	(9,036,232)
Net Assets				
Beginning of period	$10,136,317	$ 12,808,725	$ 36,057,711	$ 45,093,943
End of period	$10,430,630	$ 10,136,317	$ 33,031,451	$ 36,057,711
Undistributed Net Investment Income	$ 4,005	$ 4,005	$ 21,324	$ 21,324

See notes to financial statements.

Government Securities Fund Financial Highlights
(unaudited)

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class F Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$9.97	$10.04	$10.18	$9.55	$9.41
Income from investment operations:					
Net investment income	0.19	0.35	0.34	0.38	0.45
Net realized and unrealized gains (losses) on securities	(0.02)	(0.07)	(0.14)	0.63	0.14
Total from investment operations	0.17	0.28	0.20	1.01	0.59
Less dividends and distributions:					
From net investment income	(0.19)	(0.35)	(0.34)	(0.38)	(0.45)
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	(0.19)	(0.35)	(0.34)	(0.38)	(0.45)
Net Asset Value, end of period	$9.95	$9.97	$10.04	$10.18	$9.55
Total Return	1.70%	2.83%	2.03%	10.86%	6.37%
Ratios/Supplemental Data					
Net assets, end of period (000s)	$10,431	$10,136	$12,809	$15,318	$11,967
Ratios to average net assets[a]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[b]	1.00%	0.89%	0.95%	0.93%	1.00%
Expenses with reimbursements, earnings credits and brokerage offsets	0.98%	0.88%	0.94%	0.92%	0.98%
Net investment income	3.81%	3.47%	3.36%	3.90%	4.67%
Portfolio turnover rate[c]	22%	13%	52%	28%	73%

a. Annualized.

b. Certain fees were waived by the management company or its affiliates. Had these fees not been waived, the expense ratios would have been 1.53% (2005), 1.45% (2004), 1.50% (2003), 1.48% (2002), and 1.50% (2001).

c. Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

Money Market Fund
Financial Highlights
(unaudited)

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class F Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$1.00	$1.00	$1.00	$1.00	$1.00
Income from investment operations:					
Net investment income	0.01	0.00[a,b]	0.00[a,b]	0.01	0.03
Net realized and unrealized gains (losses) on securities	0.00	0.00	0.00	0.00	0.00
Total from investment operations	0.01	0.00	0.00	0.01	0.03
Less dividends and distributions:					
From net investment income	(0.01)	0.00[c]	0.00[c]	(0.01)	(0.03)
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	(0.01)	0.00	0.00	(0.01)	(0.03)
Net Asset Value, end of period	$1.00	$1.00	$1.00	$1.00	$1.00
Total Return	0.86%	0.50%	0.34%	0.98%	3.40%
Ratios/Supplemental Data					
Net assets, end of period (000s)	$33,031	$36,058	$45,094	$60,086	$75,928
Ratios to average net assets[d]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[e]	1.02%	0.88%	0.83%	0.80%	0.79%
Expenses with reimbursements, earnings credits and brokerage offsets	1.01%	0.87%	0.83%	0.80%	0.79%
Net investment income	1.72%	0.48%	0.35%	0.98%	3.38%

a. Computed using average shares outstanding throughout the year.

b. Net investment income for the years ended December 31, 2004 and 2003 aggregated less than $0.01 on a per share basis.

c. Distributions from net investment income for the years ended December 31, 2004 and 2003 aggregated less than $0.01 on a per share basis.

d. Annualized.

e. Certain fees were waived by the management company or its affiliates. Had these fees not been waived, the expense ratios would have been 1.07% (2005), 0.96% (2004), 0.91% (2003), 0.87% (2002), and 0.84% (2001).

See notes to financial statements.

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940 (the "1940 Act"). Ten series of shares are currently issued: Balanced, Discovery, Equity Growth, Government Securities, Growth, International Equity, Mid-Cap Growth, Money Market, Passport and Worldwide Growth Funds. All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders Government Securities Fund and Dreyfus Founders Money Market Fund (individually, a "Fund" and collectively, the "Funds"). The Funds offer Class F shares. The following significant accounting policies have been consistently followed by the Funds in the preparation of their financial statements.

Security Valuations—The Company's board of directors has adopted a policy that requires that Money Market Fund use its best efforts, under normal circumstances, to maintain a constant net asset value of $1.00 per share using the amortized cost method. The amortized cost method involves valuing each security at its cost and thereafter accruing any discount or premium at a constant rate to maturity.

Debt securities held by Government Securities Fund with a remaining maturity greater than 60 days at the time of purchase are valued in accordance with the evaluated bid prices supplied by a pricing service approved by the Company's board of directors or, if such prices are not available, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers. Debt securities with a remaining maturity of 60 days or less at the time of purchase are valued at amortized cost, which approximates market value, unless it is determined that amortized cost would not represent market value, in which case the securities would be marked to market. Premiums and discounts are amortized on all debt securities.

If market quotations are not readily available or are determined not to reflect accurately fair value, securities will be valued at their fair value as determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event occurs after the close of the market on which a security is traded but before the Fund calculates its net asset value, and it is determined that the event has materially affected the value of the security.

Using fair value to price securities may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their net asset values. In addition, it is possible that the fair value determined for a security may be different from the value that may be realized upon the security's sale, and that these differences may be material to the net asset value of the Fund.

Since February 22, 2005, New York closing exchange rates have been used to convert foreign currencies to U.S. dollars. Previously, London closing exchange rates were used to convert foreign currencies to U.S. dollars.

Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

U.S. Government Obligations—Some U.S. government obligations, such as Government National Mortgage Association (GNMA) pass-through certificates, are supported by the full faith and credit of the United States Treasury. Other obligations, such as securities of the Federal Home Loan Bank (FHLB), are supported by the right of the issuer to borrow from the United States Treasury; and others, such as bonds issued by Federal National Mortgage Association (FNMA, a private corporation), are supported only by the credit of the agency, authority or instrumentality, although the Secretary of the Treasury has discretionary authority, though not the obligation, to purchase obligations of FNMA.

Foreign Securities and Currency Transactions—Foreign securities carry more risk than U.S. securities, such as political and currency risks. The Funds may invest at least a portion of their assets in foreign securities. In the event a Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The resultant foreign currency gain or loss from the contract is recorded as foreign currency gain or loss and is presented as such in the Statement of Operations.

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Funds do not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Funds' books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arise from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Funds to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve them from all income taxes. The Funds are treated as separate tax entities for federal income tax purposes.

Investment Income—Interest income is accrued daily, as earned, and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities.

Distributions to Shareholders—Dividends are declared daily and distributed monthly from net investment income, and capital gains (if any) are distributed annually.

Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses**—**Each Fund bears expenses incurred specifically on its behalf and, in addition, each Fund bears a portion of the Company's general expenses based on the relative net assets or the number of shareholder accounts of each Fund. The type of expense determines the allocation method.

Use of Estimates**—**The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Indemnifications**—**In the normal course of business, the Company enters into contracts that contain provisions indemnifying other parties against specific potential liabilities. Each Fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Fund that have not yet occurred. However, based on experience, the Funds expect the risk of loss to be remote.

Other**—**Certain prior year information has been reformatted, without substantive change, to conform with the current period presentation.

2. Fees and Transactions with Affiliates

Advisory Fees**—**Founders Asset Management LLC ("Founders") serves as investment adviser to the Funds. Founders is an indirect wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Funds compensate Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the respective Fund's net assets. The fee is 0.65% of the first $250 million of net assets, and 0.50% of the net assets in excess of $250 million for Government Securities Fund and 0.50% of the first $250 million of net assets, 0.45% of the next $250 million of net assets, 0.40% of the next $250 million of net assets and 0.35% of the net assets in excess of $750 million for Money Market Fund.

Founders has contractually agreed in writing to waive the portion of its management fee for the Government Securities Fund that exceeds 0.35% of the first $250 million of average net assets and 0.20% of the average net assets in excess of $250 million. Founders has also contractually agreed in writing to waive the portion of its management fee for the Money Market Fund that exceeds 0.45% of the first $250 million of average net assets, 0.40% of the next $250 million of average net assets, 0.35% of the next $250 million of average net assets, and 0.30% of average net assets in excess of $750 million. These waivers will extend through at least August 31, 2006, and will not be terminated without prior notice to the Company's board of directors. During the six months ended June 30, 2005, Founders waived $14,690 and $8,558 for Government Securities Fund and Money Market Fund, respectively.

Shareholder Servicing and Transfer Agency Fees—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), the direct owner of Founders and a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus", an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. Each Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account of the Fund considered to be an open account at any time during a given month. During the six months ended June 30, 2005, Government Securities Fund and Money Market Fund were charged $9,098 and $31,519, respectively, pursuant to this shareholder services agreement.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for the Funds. With the exception of out-of-pocket charges, the fees charged by DTI are paid by DSC. The out-of-pocket charges from DTI are paid by the Funds. During the six months ended June 30, 2005, Government Securities Fund and Money Market Fund were charged $3,410 and $11,985, respectively, for out-of-pocket transfer agent charges.

Cash Management Fees—The Funds also pay Mellon Bank N.A. ("Mellon Bank"), a wholly-owned subsidiary of Mellon Financial Corporation and an affiliate of Founders, fees for certain cash management services. These include various services related to the processing of shareholder transactions in the Funds. During the six months ended June 30, 2005, Government Securities Fund and Money Market Fund were charged $123 and $436, respectively, for cash management fees, which are included in the out-of-pocket transfer agency charges above.

Other Transfer Agency Fees—Various broker-dealers, retirement plan administrators and other entities have established omnibus accounts with the Funds, and provide sub-transfer agency, recordkeeping or similar services to persons holding Fund shares through those accounts. During the six months ended June 30, 2005, Government Securities Fund and Money Market Fund paid $245 and $0, respectively, to these entities for such services. These amounts are included in the transfer agency fees shown on the Statement of Operations.

Distribution Plan—DSC also is the distributor of the Funds' shares. Government Securities Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class F shares. Under the plan, Government Securities Fund is authorized to reimburse DSC for expenses paid for distributing or servicing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the six months ended June 30, 2005, $11,206 in expenses eligible for reimbursement under the plan were absorbed by Founders, which resulted in the Fund paying 0.01% under this plan. The 12b-1 fees for Government Securities Fund in excess of those needed to compensate third parties for distributing the Fund or servicing Fund shareholders will continue to be absorbed by Founders through at least August 31, 2006. This written contractual commitment will not be terminated without prior notice to the Company's board of directors.

Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee for each Fund is its respective pro rata share (based on the relative average daily net assets of all ten of the Company's series) of a fee computed at the annual rate of 0.06% of the average daily net assets of the ten series, taken as a whole, from $0 to $500 million and 0.02% of the net assets of the ten series, taken as a whole, in excess of $500 million. The Funds also reimburse Founders for reasonable out-of-pocket expenses. Founders has contractually agreed in writing to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank serves as custodian for the Funds. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Funds held by the custodian. The Funds could have employed these assets elsewhere to produce income had they not entered into this arrangement. The custodian has contractually agreed in writing to a fee waiver for the Company during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among all series funds of the Company in proportion to their respective shares of the total custodian fee. For the six months ended June 30, 2005, the fee waivers for Government Securities Fund and Money Market Fund were $217 and $649, respectively, which reduced the amounts paid to Mellon Bank to $796 and $514, respectively.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is invested in shares of one or more of the Company's ten series. The amount paid to the director under the plan will be determined based upon the performance of the selected series. The current value of these amounts is included in Other Assets and Other Liabilities on the Statement of Assets and Liabilities. Deferral of directors' fees under the plan does not affect the net assets of the Funds.

Certain officers of the Company are also officers and/or directors of Founders, which pays their compensation. The affairs of the Funds, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, foreign currency transactions, net operating losses and capital loss carryovers.

The tax components of capital represent distribution requirements the Funds must satisfy under the income tax regulations and losses or tax deductions the Funds may be able to offset against income and capital gains realized in future years. Accumulated capital losses and post-October 31 capital losses noted below, if any, as of December 31, 2004, represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. Accumulated capital losses as of December 31, 2004 were:

Government Securities Fund

Expiration	Amount
2008	$134,064

Money Market Fund

Expiration	Amount
2007	$5,448
2008	$11,357
2009	$2,628
	$19,433

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of June 30, 2005 are noted below. Unrealized appreciation/depreciation in the table below excludes appreciation/depreciation on foreign currency translation, if any. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

	Government Securities Fund	Money Market Fund
Undistributed Ordinary Income	$5,831	$30,400
Federal Tax Cost	$9,787,753	$32,878,007
Gross Tax Appreciation of Investments	$459,193	$0
Gross Tax Depreciation of Investments	$(37,931)	$0
Net Tax Appreciation	$421,262	$0

4. Capital Share Transactions

Government Securities Fund is authorized to issue 100 million shares of $0.01 par value capital stock. Money Market Fund is authorized to issue 2 billion shares of $0.01 par value capital stock. Transactions in shares of the Funds for the periods indicated were as follows:

	Six months ended 6/30/05			Year ended 12/31/04		
	Shares		Amount	Shares		Amount
Government Securities Fund—Class F:						
Sold	126,317	$	1,251,899	129,420	$	1,294,299
Dividends or Distributions Reinvested	17,789	$	176,271	36,368	$	362,947
Redeemed	(111,787)	$	(1,108,599)	(425,657)	$	(4,260,497)
Net Increase (Decrease)	32,319	$	319,571	(259,869)	$	(2,603,251)
Money Market Fund—Class F:						
Sold	6,318,217	$	6,318,217	18,101,032	$	18,101,032
Dividends or Distributions Reinvested	288,171	$	288,171	188,293	$	188,293
Redeemed	(9,632,648)	$	(9,632,648)	(27,325,557)	$	(27,325,557)
Net Decrease	(3,026,260)	$	(3,026,260)	(9,036,232)	$	(9,036,232)

5. Investment Transactions

Purchases and sales of long-term U.S. government obligations for the six months ended June 30, 2005 were $1,052,352 and $986,215, respectively, for Government Securities Fund.

6. Line of Credit

The Company has a line of credit arrangement (“LOC”) with State Street Bank and Trust Company, to be used for temporary or emergency purposes, primarily for financing redemption payments. Each Fund’s borrowings are limited to the lesser of (a) $50 million, or (b) the lesser of 25% of the Fund’s total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $50 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At June 30, 2005, the Funds did not have any borrowings under the LOC.

7. Legal Matters

In early 2004, two purported class and derivative actions were filed against Mellon Financial Corporation, Mellon Bank, Founders, Dreyfus, and certain directors of the Dreyfus Founders Funds and the Dreyfus Funds (together, the "Defendant Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Defendant Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Defendant Funds. The Amended Complaint in the newly styled *In re Dreyfus Mutual Funds Fee Litigation* also named DSC, Premier Mutual Fund Services, Inc. and two additional directors of the Defendant Funds as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Defendant Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Defendant Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Defendant Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Defendant Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Defendant Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Defendant Funds. Founders, Dreyfus and the Defendant Funds believe the allegations to be totally without merit and intend to defend the action vigorously. The defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Founders nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Founders' ability to perform its contract with the Funds.

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Dreyfus Founders Funds
P.O. Box 55360
Boston, MA 02205-8252
1-800-525-2440
www.founders.com

Proxy Voting Information

A description of the policies and procedures that the Funds use to determine how to vote proxies relating to portfolio securities, and information regarding how the Funds voted these proxies for the 12-month period ended June 30, 2005, is available through the Funds' website at www.founders.com and on the Securities and Exchange Commission's (SEC) website at www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-525-2440.

Portfolio Holdings

The Funds file their complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The Funds' Forms N-Q are available on the SEC's website at www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the SEC's Public Reference Room may be obtained by calling 1-800-SEC-0330.

This report and the statements it contains are submitted for the general information of our shareholders. The report is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus.

Dreyfus Service Corporation, Distributor.

A-636-GMM-05

SEMIANNUAL REPORT

Dreyfus Founders Growth Fund

Investment Update
June 30, 2005

Dreyfus Founders Funds®
The Growth Specialists

Table of Contents

Management Overview	3
Fund Expenses	10
Statement of Investments	12
Statement of Assets and Liabilities	17
Statement of Operations	19
Statements of Changes in Net Assets	20
Financial Highlights	21
Notes to Financial Statements	27



Paperless Delivery of this Report

Did you know you can reduce your postal mail by accessing Dreyfus Founders Funds regulatory material online? It's a simple, reliable process: when new documents such as this financial report are available, we'll send you an e-mail notification containing a convenient link that will take you directly to that Fund information on our website.

To take advantage of this service, simply inform us online of your decision to receive materials through the Founders E-Communications Program. Cut down on mailbox clutter and help the Fund reduce printing and postage charges by enrolling today at **www.founders.com/ecommunications**. If you own Funds through a third party, enroll at **www.icsdelivery.com**.

Investment Manager
Founders Asset Management LLC
A Mellon Financial Company[SM]
210 University Boulevard, Suite 800
Denver, CO 80206

Distributor
Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Founders or any other person in the Founders organization. Any such views are subject to change at any time based upon market or other conditions and Founders disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus Founders Fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus Founders Fund. Companies appearing in bold print on pages 3-9 were owned by the Fund on June 30, 2005. The amounts of these holdings are included in the Statement of Investments.

Management Overview



A discussion with portfolio manager John B. Jares, CFA, regarding Fund performance for the six-month period ended June 30, 2005.

Two Economic Factors

Two economic factors greatly weighed on the markets during the first two quarters of the year. Crude oil prices climbed above $60 per barrel during the period, hitting historical highs on numerous occasions. Additionally, the Federal Reserve increased the federal funds rate by 100 basis points during the half in an effort to contain inflationary pressures. The combined effect of these two factors was reflected in the markets, as most indices posted modest declines during the period.

Stock Selection Was Key

For the six months ended June 30, 2005, the Fund continued its bottom-up, fundamental-based growth-stock investment strategy. We continued to meet with company management teams and closely scrutinize companies against the current economic backdrop in an attempt to assemble the greatest growth potential for the Fund. This approach led us to select some strong-performing stocks during the period. However, weak stock selection also plagued some sectors, causing the Dreyfus Founders Growth Fund's return for the six months to underperform that of its benchmark, the Russell 1000 Growth Index, which returned -1.72% for the six-month period ended June 30, 2005.

"We continued to meet with company management teams and closely scrutinize companies against the current economic backdrop in an attempt to assemble the greatest growth potential for the Fund."

To summarize the period, the Fund's first quarter performance was strong relative to its large-cap growth fund peers, while its second quarter performance proved disappointing, due to poor-performing stocks.

Consumer-Related Stocks Boosted Performance

Financials was the strongest performing sector in the Fund for the period, owing its positive contribution primarily to strong stock selection. Fund holdings in both the consumer staples and consumer discretionary sectors likewise performed well, as companies in these sectors benefited from continued strength in consumer spending. The Fund invested in more consumer discretionary holdings during the period in an attempt to take advantage of this trend. Among the strongest performers were retailers **Kohl's Corporation** and **J.C. Penney Company, Inc.** Kohl's experienced a recovery in sales and earnings growth driven by new products and improved corporate execution. J.C. Penney also saw strong sales and solid execution, which pushed the company's earnings estimates and stock price up. Consumer staples stock **Gillette Company** benefited from both solid company fundamentals and an acquisition offer from the personal care manufacturing giant Procter & Gamble Company.

Top 3 Performing Sectors in the Fund

Financials
Consumer Staples
Consumer Discretionary

Numerous strong performers were also found in the information technology sector, even though the sector overall underperformed for the Fund during the period. **Apple Computer, Inc.** experienced outstanding growth in revenue due mainly to the popularity of the company's iPod and Macintosh products. **Intel Corporation**'s processor unit was driven by strong demand for notebook computers, which helped the company's revenue growth and helped gross and operating margin trends recover.

Genentech, Inc. was another notable performer during the period. The company experienced solid sales and expanded applications for two of its products, Avastin™ and Herceptin®. The parent company of American Airlines, **AMR Corporation**, benefited from strong consumer travel demand and high energy prices, factors that allowed the company and overall airline industry to raise fares.

Industrials and IT Performed Poorly

Stock selection in the industrials and information technology (IT) sectors, paired with relative overweight positions, hampered the Fund's return for the period. In industrials, **W.W. Grainger, Inc.**, a supplier of facilities maintenance products, saw its stock price drop on sluggish sales trends and lower earnings expectations. Numerous stocks hurt the Fund's performance in the information technology sector, including **International Business Machines Corporation** (IBM), **Microsoft Corporation**, **Accenture Limited Class A** and **Maxim Integrated Products, Inc**. IBM suffered from sluggish trends in Europe and disappointing execution in services, which caused the stock price to drop. Microsoft's stock price was hit, although its financial results were in line

Largest Equity Holdings (ticker symbol)

1.	**Microsoft Corporation** (MSFT)	**4.97%**
2.	**SPDR Trust Series 1** (SPY)	**4.00%**
3.	**Gillette Company** (G)	**3.06%**
4.	**General Electric Company** (GE)	**2.93%**
5.	**Johnson & Johnson** (JNJ)	**2.60%**
6.	**Royal Caribbean Cruises Limited** (RCL)	**2.59%**
7.	**Kohl's Corporation** (KSS)	**2.43%**
8.	**Cisco Systems, Inc.** (CSCO)	**2.21%**
9.	**Pfizer, Inc.** (PFE)	**2.15%**
10.	**Colgate-Palmolive Company** (CL)	**1.81%**

Portfolio holdings are subject to change, and should not be construed as a recommendation of any security.

Growth of $10,000 Investment

Performance data quoted represents past performance. Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Please call 1-800-525-2440 to obtain the most recent month-end performance data.



Dreyfus Founders Growth Fund-Class F
S&P 500 Index
Russell 1000 Growth Index
$40,000
$30,000
$20,000
$10,000
$0
6/95
6/97
6/99
6/01
6/03
6/05
$25,792
$20,421
$16,222

The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Growth Fund on 6/30/95 to a $10,000 investment made in unmanaged securities indexes on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses. **These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.**

The Standard & Poor's (S&P) 500 Index is designed to be representative of the U.S. equities market and consists of 500 leading companies in leading industries of the U.S. economy. The Russell 1000 Growth Index is an unmanaged index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. The total return figures cited for these indexes assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund. In future semiannual reports, the Fund's performance will no longer be compared to the Standard & Poor's 500 Index, as the Russell 1000 Growth Index is more reflective of the Fund's growth style of investing. Further information related to Fund performance is contained elsewhere in this report.

Average Annual and Year-to Date Total Return as of 6/30/05

Class (Inception Date)	**Year-to-Date**†	**1 Year**	**5 Years**	**10 Years**	**Since Inception**
A Shares (12/31/99)					
With sales charge (5.75%)	(8.95%)	(3.51%)	(12.34%)	—	(11.94%)
Without sales charge	(3.42%)	2.42%	(11.30%)	—	(10.98%)
B Shares (12/31/99)					
With redemption*	(7.69%)	(2.44%)	(12.25%)	—	(11.77%)
Without redemption	(3.85%)	1.56%	(11.96%)	—	(11.64%)
C Shares (12/31/99)					
With redemption**	(4.71%)	0.77%	(11.96%)	—	(11.64%)
Without redemption	(3.75%)	1.77%	(11.96%)	—	(11.64%)
F Shares (1/5/62)	(3.31%)	2.61%	(11.19%)	4.96%	N/A
R Shares (12/31/99)	(3.18%)	2.99%	(11.01%)	—	(10.71%)
T Shares (12/31/99)					
With sales charge (4.50%)	(8.08%)	(2.59%)	(12.75%)	—	(12.33%)
Without sales charge	(3.74%)	1.98%	(11.95%)	—	(11.59%)

Average annual and year-to-date total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but do reflect the reinvestment of dividends and capital gain distributions, and adjustments for financial statement purposes. Part of the Fund's historical performance is due to amounts received from class action settlements regarding prior Fund holdings. There is no guarantee that these settlement distributions will occur in the future or have a similar impact on performance.

* The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.

** The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

† Total return is not annualized.

Bottom 3 Performing Sectors in the Fund

Industrials
Healthcare
Information Technology

with investor expectations. Poor execution, disappointing margin trends, and difficulties with certain projects overshadowed strong bookings and revenue growth for Accenture. A glut in the semiconductor inventory and lackluster industry growth, combined with a relatively high valuation, weighed on Maxim. However, although these stocks underperformed for the period, we believe that these companies may be positioned to take advantage of improving fundamental business trends; therefore, the Fund remained invested in these stocks as of June 30, 2005.

The Fund's performance in the healthcare sector was hindered during the period by a significant underweight position relative to the Fund's benchmark.


Portfolio Composition of Net Assets
29.35% Information Technology
19.59% Consumer Discretionary
15.82% Healthcare
9.75% Consumer Staples
9.21% Industrials
6.28% Financials
1.29% Energy
0.76% Materials
0.54% Telecommunications Services
4.00% Other
3.41% Cash & Equivalents

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio manager and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

Finally, we should note the poor performance of telecommunications services holding Avaya, Inc., a holding the Fund exited by the end of the period, and consumer discretionary holding **Time Warner, Inc.** Sluggish sales in the PBX (private branch exchange) telephone network market and an underperforming European subsidiary created a revenue and earnings shortfall for Avaya. Time Warner experienced pressure during the period due to concerns over its second quarter earnings performance.

In Conclusion

The Fund ended the first half of 2005 with a significant exposure to information technology, consumer discretionary and consumer staples issues. As we enter into the second half of the year, our investment strategy remains unchanged. We will continue to employ a research-driven stock-by-stock assessment in composing the Fund in an attempt to find the best growth opportunities for the portfolio.

John B. Jares, CFA
Portfolio Manager

FUND EXPENSES

(unaudited)

As a shareholder of the Fund, depending on the class of shares of the Fund you own, you incur two types of costs: (1) transaction costs, including front-end and contingent deferred sales charges; and (2) ongoing costs, including management fees, Rule 12b-1 fees, shareholder services fees, and other expenses. The expense example shown below is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The expense example is based on an investment of $1,000 on January 1, 2005 and held through June 30, 2005.

Actual Expenses The numbers included in the expense example in the rows with the word "Actual" in the title provide information about actual account values and actual expenses. You may use this information to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.60), then multiply the result by the number under the column heading entitled "Expenses Paid During Period" for the class of shares you own to estimate the expenses you paid on your account during this period.

Hypothetical Expenses For Comparison Purposes The numbers included in the expense example in the rows with the word "Hypothetical" in the title provide information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio for each class of shares, and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare the hypothetical expenses in the expense example for the class of shares you own with the hypothetical expenses that appear in the shareholder reports of other funds.

Please note that the expenses shown in the expense example are meant to highlight your ongoing costs only and do not reflect the transaction costs described above. Therefore, the hypothetical expenses in the expense example are useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if the transaction costs were included, your costs would have been higher.

Expense Example

	Beginning Account Value (1/1/05)	Ending Account Value (6/30/05)	Expenses Paid During Period* (1/1/05-6/30/05)
Class A Actual	$1,000.00	$958.60	$7.21
Class A Hypothetical	1,000.00	1,017.36	7.43
Class B Actual	1,000.00	950.35	11.19
Class B Hypothetical	1,000.00	1,013.25	11.55
Class C Actual	1,000.00	951.64	10.85
Class C Hypothetical	1,000.00	1,013.60	11.20
Class F Actual	1,000.00	960.29	6.63
Class F Hypothetical	1,000.00	1,017.97	6.83
Class R Actual	1,000.00	963.07	5.12
Class R Hypothetical	1,000.00	1,019.52	5.27
Class T Actual	1,000.00	952.32	10.32
Class T Hypothetical	1,000.00	1,014.15	10.64

*Expenses are equal to each Class's respective annualized expense ratio, shown below, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).

Expense Ratios

These expense ratios reflect reimbursements and/or waivers of expenses by the Fund's investment adviser or its affiliates, earnings credits and brokerage offsets, where applicable.

	Expense Ratio
Class A	1.48%
Class B	2.30%
Class C	2.23%
Class F	1.36%
Class R	1.05%
Class T	2.12%

Statement of Investments

June 30, 2005 *(unaudited)*

Shares		Market Value
Common Stocks (Domestic)—93.9%		
Airlines—1.9%		
271,800	AMR Corporation*	$ 3,291,489
195,675	JetBlue Airways Corporation*	3,999,597
		7,291,086
Application Software—1.0%		
115,625	Autodesk, Inc.	3,974,031
Asset Management & Custody Banks—1.4%		
81,850	Northern Trust Corporation	3,731,542
32,900	State Street Corporation	1,587,425
		5,318,967
Biotechnology—3.3%		
47,025	Amgen, Inc.*	2,843,132
44,275	Genentech, Inc.*	3,554,397
25,225	Genzyme Corporation*	1,515,770
50,550	Gilead Sciences, Inc.*	2,223,695
86,600	MedImmune, Inc.*	2,313,952
		12,450,946
Broadcasting & Cable TV—2.9%		
90,375	Clear Channel Communications, Inc.	2,795,299
149,458	Comcast Corporation Special Class A*	4,476,267
81,525	EchoStar Communications Corporation	2,457,979
34,500	XM Satellite Radio Holdings, Inc. Class A*	1,161,270
		10,890,815
Casinos & Gaming—0.5%		
28,375	Harrah's Entertainment, Inc.	2,044,986
Communications Equipment—3.5%		
436,980	Cisco Systems, Inc.*	8,350,688
41,650	Juniper Networks, Inc.*	1,048,747
107,075	Motorola, Inc.	1,955,190
55,350	QUALCOMM, Inc.	1,827,104
		13,181,729
Computer & Electronics Retail—0.3%		
18,000	Best Buy Company, Inc.	1,233,900
Computer Hardware—3.0%		
128,175	Apple Computer, Inc.*	4,718,122
89,925	International Business Machines Corporation	6,672,435
		11,390,557
Computer Storage & Peripherals—1.7%		
472,700	EMC Corporation*	6,480,717
Consumer Electronics—0.4%		
18,475	Harman International Industries, Inc.	1,503,126

Shares		Market Value
Data Processing & Outsourced Services—1.4%		
128,850	Automatic Data Processing, Inc.	$ 5,407,835
Department Stores—2.8%		
23,975	J.C. Penney Company, Inc.	1,260,606
164,600	Kohl's Corporation*	9,202,786
		10,463,392
Diversified Banks—0.8%		
51,000	Wells Fargo & Company	3,140,580
Electrical Components & Equipment—1.2%		
71,050	Emerson Electric Company	4,449,862
Exchange Traded Funds—4.0%		
127,000	SPDR Trust Series 1	15,128,240
Food Retail—1.4%		
230,550	Safeway, Inc.	5,208,125
General Merchandise Stores—3.1%		
253,375	Dollar General Corporation	5,158,715
120,325	Target Corporation	6,546,883
		11,705,598
Healthcare Distributors—0.9%		
80,900	Henry Schein, Inc.*	3,358,968
Healthcare Equipment—0.4%		
25,775	Medtronic, Inc.	1,334,887
Healthcare Facilities—1.3%		
89,234	Triad Hospitals, Inc.*	4,875,746
Healthcare Supplies—0.9%		
68,675	Charles River Laboratories International, Inc.*	3,313,569
Home Entertainment Software—1.1%		
72,375	Electronic Arts, Inc.*	4,097,149
Hotels, Resorts & Cruise Lines—1.7%		
77,725	Carnival Corporation	4,239,899
34,850	Starwood Hotels & Resorts Worldwide, Inc.	2,041,165
		6,281,064
Household Products—2.6%		
50,900	Clorox Company	2,836,148
137,300	Colgate-Palmolive Company	6,852,643
		9,688,791
Human Resource & Employment Services—0.5%		
59,450	Monster Worldwide, Inc.*	1,705,026
Hypermarkets & Super Centers—1.0%		
81,571	Wal-Mart Stores, Inc.	3,931,722
Industrial Conglomerates—2.9%		
320,209	General Electric Company	11,095,242

See notes to statement of investments.

Statement of Investments

June 30, 2005 *(unaudited) (continued)*

Shares		Market Value
Integrated Oil & Gas—1.3%		
19,200	ConocoPhillips	$ 1,103,808
65,950	ExxonMobil Corporation	3,790,147
		4,893,955
Integrated Telecommunication Services—0.5%		
32,875	Alltel Corporation	2,047,455
Internet Software & Services—0.7%		
75,350	Yahoo!, Inc.*	2,610,878
Investment Banking & Brokerage—1.1%		
27,200	Goldman Sachs Group, Inc.	2,774,944
29,625	Morgan Stanley	1,554,424
		4,329,368
Leisure Facilities—2.6%		
203,100	Royal Caribbean Cruises Limited	9,821,916
Life & Health Insurance—0.0%		
434	Aflac, Inc.	18,784
Movies & Entertainment—4.6%		
34,850	DreamWorks Animation SKG, Inc.*	913,070
408,375	Time Warner, Inc.*	6,823,946
112,321	Viacom, Inc. Class B	3,596,518
237,100	Walt Disney Company	5,970,178
		17,303,712
Multi-Line Insurance—0.4%		
24,199	American International Group, Inc.	1,405,962
Other Diversified Financial Services—0.5%		
44,667	Citigroup, Inc.	2,064,955
Personal Products—3.4%		
33,900	Avon Products, Inc.	1,283,115
228,500	Gillette Company	11,568,955
		12,852,070
Pharmaceuticals—9.1%		
115,950	Abbott Laboratories	5,682,710
25,800	Eli Lilly and Company	1,437,318
151,550	Johnson & Johnson	9,850,750
137,925	MGI Pharma, Inc.*	3,001,248
295,169	Pfizer, Inc.	8,140,761
144,900	Wyeth	6,448,050
		34,560,837
Property & Casualty Insurance—1.2%		
74,525	Allstate Corporation	4,452,869
Railroads—1.4%		
82,750	Union Pacific Corporation	5,362,200

Shares		Market Value
Semiconductor Equipment—0.8%		
25,725	KLA-Tencor Corporation	$ 1,124,183
75,800	Novellus Systems, Inc.*	1,873,018
		2,997,201
Semiconductors—7.4%		
133,800	Broadcom Corporation*	4,751,238
258,309	Intel Corporation	6,731,533
174,825	Linear Technology Corporation	6,414,329
156,750	Maxim Integrated Products, Inc.	5,989,418
48,000	Microchip Technology, Inc.	1,421,760
95,488	Texas Instruments, Inc.	2,680,348
		27,988,626
Soft Drinks—1.4%		
125,225	Coca-Cola Company	5,228,144
Specialty Chemicals—0.8%		
51,175	Sigma-Aldrich Corporation	2,867,847
Specialty Stores—0.5%		
34,525	PETsMART, Inc.	1,047,834
29,325	Tiffany & Company	960,687
		2,008,521
Systems Software—6.7%		
757,926	Microsoft Corporation	18,826,882
211,550	Oracle Corporation*	2,792,460
173,975	Symantec Corporation*	3,782,217
		25,401,559
Thrifts & Mortgage Finance—0.8%		
78,600	The PMI Group, Inc.	3,063,828
Trading Companies & Distributors—0.8%		
53,800	W.W. Grainger, Inc.	2,947,702
Total Common Stocks (Domestic) (Cost—$343,378,849)		355,175,045
Common Stocks (Foreign)—2.7%		
Application Software—0.5%		
47,150	SAP AG Sponsored ADR (GE)	2,041,595
Auto Parts & Equipment—0.2%		
20,925	Autoliv, Inc. (SW)	916,515
Industrial Conglomerates—0.5%		
69,675	Tyco International Limited (BD)	2,034,510
IT Consulting & Other Services—1.0%		
167,700	Accenture Limited Class A (BD)*	3,801,759

See notes to statement of investments.

Statement of Investments

June 30, 2005 *(unaudited) (continued)*

Shares		Market Value
Semiconductors—0.5%		
58,425	ATI Technologies, Inc. (CA)*	$ 692,336
28,200	Marvell Technology Group Limited (BD)*	1,072,728
		1,765,064
Total Common Stocks (Foreign) (Cost—$11,217,713)		10,559,443

Principal Amount		Amortized Cost
Corporate Short-Term Notes—5.8%		
Electronic Equipment Manufacturers—2.6%		
$ 10,000,000	Hitachi America Capital Limited 3.25% 7/1/05~	$ 10,000,000
Multi-Line Insurance—3.2%		
12,000,000	AIG Funding, Inc. 3.23% 7/5/05	11,995,693
Total Corporate Short-Term Notes (Amortized Cost—$21,995,693)		21,995,693
Total Investments—102.4% (Total Cost—$376,592,255)		387,730,181
Other Assets and Liabilities—(2.4%)		(9,078,361)
Net Assets—100.0%		$378,651,820

Notes to Statement of Investments

* *Non-income producing.*

~ *Security was acquired pursuant to Section 4(2) of the Securities Act of 1933 and may be deemed to be restricted for resale. These securities amounted to $10,000,000, or 2.6%, of the Fund's net assets as of June 30, 2005.*

ADR - American Depositary Receipt
SPDR - Standard and Poor's Depositary Receipt
BD - Bermuda
CA - Canada
GE - Germany
SW - Sweden

See notes to financial statements.

Statement of Assets and Liabilities

June 30, 2005 *(unaudited)*

Assets	
Investment securities, at cost	$ 376,592,255
Investment securities, at market	387,730,181
Cash	1,044,678
Receivables:	
Investment securities sold	2,037,897
Capital shares sold	56,866
Dividends and interest	350,837
Other assets	29,027
Total Assets	391,249,486

Liabilities	
Payables and other accrued liabilities:	
Investment securities purchased	10,446,905
Capital shares redeemed	1,507,417
Advisory fees	241,442
Shareholder servicing fees	33,748
Accounting fees	19,110
Distribution fees	116,373
Transfer agency fees	33,838
Custodian fees	2,076
Other	196,757
Total Liabilities	12,597,666
Net Assets	$ 378,651,820

Composition of Net Assets	
Capital (par value and paid-in surplus)	$ 1,077,238,617
Undistributed net investment income	672,338
Accumulated net realized loss from security transactions	(710,397,061)
Net unrealized appreciation on investments and foreign currency translation	11,137,926
Total	$ 378,651,820

See notes to financial statements.

Statement of Assets and Liabilities

June 30, 2005 *(unaudited) (continued)*

Class A		
Net Assets	$	5,642,144
Shares Outstanding		554,650
Net Asset Value, Redemption Price Per Share	$	10.17
Maximum offering price per share (net asset value plus sales charge of 5.75% of offering price)	$	10.79
Class B		
Net Assets	$	10,332,812
Shares Outstanding		1,059,261
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	9.75
Class C		
Net Assets	$	1,398,327
Shares Outstanding		143,490
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	9.75
Class F		
Net Assets	$	351,077,427
Shares Outstanding		34,324,723
Net Asset Value, Offering and Redemption Price Per Share	$	10.23
Class R		
Net Assets	$	10,128,406
Shares Outstanding		978,768
Net Asset Value, Offering and Redemption Price Per Share	$	10.35
Class T		
Net Assets	$	72,704
Shares Outstanding		7,427
Net Asset Value, Redemption Price Per Share	$	9.79
Maximum offering price per share (net asset value plus sales charge of 4.50% of offering price)	$	10.25

See notes to financial statements.

Statement of Operations

For the six months ended June 30, 2005 *(unaudited)*

Investment Income	
Dividends	$ 2,002,712
Interest	238,266
Foreign taxes withheld	(1,220)
Total Investment Income	2,239,758
Expenses	
Advisory fees—Note 2	1,501,074
Shareholder servicing fees—Note 2	206,644
Accounting fees—Note 2	119,100
Distribution fees—Note 2	507,716
Transfer agency fees—Note 2	164,825
Registration fees	19,865
Postage and mailing expenses	40,585
Custodian fees and expenses—Note 2	10,598
Printing expenses	54,635
Legal and audit fees	65,942
Directors' fees and expenses—Note 2	35,210
Other expenses	43,908
Total Expenses	2,770,102
Earnings Credits	(10,598)
Reimbursed/Waived Expenses	(6,602)
Expense Offset to Broker Commissions	(6,690)
Net Expenses	2,746,212
Net Investment Loss	(506,454)
Realized and Unrealized Gain (Loss) on Security Transactions and Foreign Currency Transactions	
Net Realized Gain on Security Transactions	22,351,413
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	(36,469,089)
Net Realized and Unrealized Loss	(14,117,676)
Net Decrease in Net Assets Resulting from Operations	$ (14,624,130)

See notes to financial statements.

Statements of Changes in Net Assets

	Six months ended 6/30/05	Year ended 12/31/04
Operations		
Net Investment Income (Loss)	$ (506,454)	$ 1,291,564
Net Realized Gain on Security Transactions	22,351,413	52,095,404
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	(36,469,089)	(21,249,162)
Net Increase (Decrease) in Net Assets Resulting from Operations	(14,624,130)	32,137,806
Capital Share Transactions		
Net Increase (Decrease)—Note 4		
Class A	(503,149)	(520,803)
Class B	(1,618,477)	(2,029,596)
Class C	(414,716)	(15,393)
Class F	(41,922,905)	(108,174,647)
Class R	(118,629)	967,838
Class T	(24,292)	(130,287)
Net Decrease from Capital Share Transactions	(44,602,168)	(109,902,888)
Net Decrease in Net Assets	(59,226,298)	(77,765,082)
Net Assets		
Beginning of period	$ 437,878,118	$ 515,643,200
End of period	$ 378,651,820	$ 437,878,118
Undistributed Net Investment Income	$ 672,338	$ 1,178,792

See notes to financial statements.

Financial Highlights

(unaudited)

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class A Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$10.53	$9.79	$7.46	$10.53	$14.02
Income from investment operations:					
Net investment income (loss)	(0.04)	0.02[a]	(0.06)	(0.06)	(0.05)
Net realized and unrealized gains (losses) on securities	(0.32)	0.72	2.39	(3.01)	(3.44)
Total from investment operations	(0.36)	0.74	2.33	(3.07)	(3.49)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of period	$10.17	$10.53	$9.79	$7.46	$10.53
Total Return[b]	(3.42%)	7.56%	31.23%	(29.15%)	(24.89%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$5,642	$6,356	$6,452	$5,149	$7,795
Ratios to average net assets[c]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[d]	1.50%	1.42%	1.66%	1.48%	1.21%
Expenses with reimbursements, earnings credits and brokerage offsets	1.48%	1.41%	1.66%	1.48%	1.20%
Net investment income (loss)	(0.35%)	0.22%	(0.59%)	(0.56%)	(0.47%)
Portfolio turnover rate[e]	114%	107%	124%	139%	152%

a. Computed using average shares outstanding throughout the year.
b. Sales charges are not reflected in the total return.
c. Annualized.
d. Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.
e. Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

Financial Highlights

(unaudited) (continued)

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class B Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$10.14	$9.50	$7.30	$10.38	$13.91
Income from investment operations:					
Net investment loss	(0.18)	(0.06)[a]	(0.17)	(0.18)	(0.13)
Net realized and unrealized gains (losses) on securities	(0.21)	0.70	2.37	(2.90)	(3.40)
Total from investment operations	(0.39)	0.64	2.20	(3.08)	(3.53)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of period	$9.75	$10.14	$9.50	$7.30	$10.38
Total Return[b]	(3.85%)	6.74%	30.14%	(29.67%)	(25.38%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$10,333	$12,406	$13,664	$11,603	$19,829
Ratios to average net assets[c]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[d]	2.32%	2.22%	2.48%	2.22%	1.93%
Expenses with reimbursements, earnings credits and brokerage offsets	2.30%	2.22%	2.48%	2.22%	1.92%
Net investment loss	(1.18%)	(0.58%)	(1.41%)	(1.30%)	(1.20%)
Portfolio turnover rate[e]	114%	107%	124%	139%	152%

a. Computed using average shares outstanding throughout the year.
b. Sales charges are not reflected in the total return.
c. Annualized.
d. Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.
e. Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class C Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$10.13	$9.48	$7.29	$10.36	$13.92
Income from investment operations:					
Net investment loss	(0.29)	(0.05)[a]	(0.19)	(0.26)	(0.18)
Net realized and unrealized gains (losses) on securities	(0.09)	0.70	2.38	(2.81)	(3.38)
Total from investment operations	(0.38)	0.65	2.19	(3.07)	(3.56)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of period	$9.75	$10.13	$9.48	$7.29	$10.36
Total Return[b]	(3.75%)	6.86%	30.04%	(29.63%)	(25.58%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$1,398	$1,881	$1,774	$1,528	$2,979
Ratios to average net assets[c]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[d]	2.24%	2.16%	2.49%	2.37%	2.11%
Expenses with reimbursements, earnings credits and brokerage offsets	2.23%	2.16%	2.49%	2.37%	2.10%
Net investment loss	(1.10%)	(0.49%)	(1.42%)	(1.46%)	(1.38%)
Portfolio turnover rate[e]	114%	107%	124%	139%	152%

a. Computed using average shares outstanding throughout the year.
b. Sales charges are not reflected in the total return.
c. Annualized.
d. Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.
e. Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.
See notes to financial statements.

Financial Highlights

(unaudited) (continued)

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class F Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$10.58	$9.83	$7.48	$10.53	$14.03
Income from investment operations:					
Net investment income (loss)	(0.14)	0.03[a]	(0.17)	(0.22)	(0.15)
Net realized and unrealized gains (losses) on securities	(0.21)	0.72	2.52	(2.83)	(3.35)
Total from investment operations	(0.35)	0.75	2.35	(3.05)	(3.50)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of period	$10.23	$10.58	$9.83	$7.48	$10.53
Total Return	(3.31%)	7.63%	31.42%	(28.96%)	(24.95%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$351,077	$406,550	$484,742	$443,307	$865,425
Ratios to average net assets[b]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[c]	1.37%	1.33%	1.47%	1.38%	1.31%
Expenses with reimbursements, earnings credits and brokerage offsets	1.36%	1.33%	1.47%	1.37%	1.30%
Net investment income (loss)	(0.23%)	0.30%	(0.41%)	(0.46%)	(0.58%)
Portfolio turnover rate[d]	114%	107%	124%	139%	152%

a. Computed using average shares outstanding throughout the year.
b. Annualized.
c. Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.
d. Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class R Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$10.69	$9.89	$7.50	$10.57	$14.07
Income from investment operations:					
Net investment income (loss)	0.00[a]	0.07	0.01	0.01	(0.02)
Net realized and unrealized gains (losses) on securities	(0.34)	0.73	2.38	(3.08)	(3.48)
Total from investment operations	(0.34)	0.80	2.39	(3.07)	(3.50)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of period	$10.35	$10.69	$9.89	$7.50	$10.57
Total Return	(3.18%)	8.09%	31.87%	(29.04%)	(24.88%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$10,128	$10,584	$8,792	$4,333	$2,023
Ratios to average net assets[b]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[c]	1.06%	1.03%	1.13%	1.30%	1.46%
Expenses with reimbursements, earnings credits and brokerage offsets	1.05%	1.03%	1.13%	1.30%	1.46%
Net investment income (loss)	0.08%	0.65%	(0.04%)	(0.34%)	(0.72%)
Portfolio turnover rate[d]	114%	107%	124%	139%	152%

a. Net investment income for the period ended June 30, 2005 aggregated less than $0.01 on a per share basis.
b. Annualized.
c. Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.
d. Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.
See notes to financial statements.

Financial Highlights

(unaudited) (continued)

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class T Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$10.17	$9.48	$7.27	$10.38	$14.00
Income from investment operations:					
Net investment loss	(0.95)	(0.02)[a]	(0.30)	(0.56)	(0.19)
Net realized and unrealized gains (losses) on securities	0.57	0.71	2.51	(2.55)	(3.43)
Total from investment operations	(0.38)	0.69	2.21	(3.11)	(3.62)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of period	$9.79	$10.17	$9.48	$7.27	$10.38
Total Return[b]	(3.74%)	7.28%	30.40%	(29.96%)	(25.86%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$73	$100	$220	$208	$621
Ratios to average net assets[c]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[d]	2.13%	1.79%	2.22%	2.78%	2.56%
Expenses with reimbursements, earnings credits and brokerage offsets	2.12%	1.79%	2.22%	2.78%	2.55%
Net investment loss	(0.99%)	(0.17%)	(1.15%)	(1.89%)	(1.83%)
Portfolio turnover rate[e]	114%	107%	124%	139%	152%

a. Computed using average shares outstanding throughout the year.
b. Sales charges are not reflected in the total return.
c. Annualized.
d. Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.
e. Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.
See notes to financial statements.

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940 (the "1940 Act"). Ten series of shares are currently issued: Balanced, Discovery, Equity Growth, Government Securities, Growth, International Equity, Mid-Cap Growth, Money Market, Passport and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders Growth Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B shares redeemed within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

Security Valuations—A domestic equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of a security traded on Nasdaq, at its official closing price. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available, or in the case of written call options, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers.

A foreign equity security traded on a foreign exchange is valued at the last quoted official closing price available before the time when the Fund's assets are valued, or at the last quoted sales price if the exchange does not provide an official closing price or if the foreign market has not yet closed. Lacking any sales that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available. Since February 22, 2005, New York closing exchange rates have been used to convert foreign currencies to U.S. dollars. Previously, London closing exchange rates were used to convert foreign currencies to U.S. dollars.

A debt security with a remaining maturity greater than 60 days at the time of purchase is valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such price is not available, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers. A debt security with a remaining maturity of 60 days or less at the time of purchase is valued at amortized cost, which approximates market value, unless it is determined that amortized cost would not represent market value, in which case the securities would be marked to market. The Fund amortizes premiums and discounts on all debt securities.

If market quotations or official closing prices are not readily available or are determined not to reflect accurately fair value, securities will be valued at their fair value as

determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event occurs after the close of the market on which a security is traded but before the Fund calculates its net asset value, and it is determined that the event has materially affected the value of the security. Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indexes of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts.

Using fair value to price securities may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their net asset values. In addition, it is possible that the fair value determined for a security may be different from the value that may be realized upon the security's sale, and that these differences may be material to the net asset value of the Fund.

Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

Foreign Securities and Currency Transactions—Foreign securities carry more risk than U.S. securities, such as political and currency risks. The Fund may invest at least a portion of its assets in foreign securities. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The resultant foreign currency gain or loss from the contract, if any, is recorded as foreign currency gain or loss and would be presented as such in the Statement of Operations.

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

***Investment Income*—**Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily, as earned, and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

***Distributions to Shareholders*—**The Fund declares and distributes dividends (if any) and capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

***Expenses*—**Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions on Fund portfolio transactions. These commissions reduce Other Expenses and are included in the Expense Offset to Broker Commissions in the Statement of Operations.

***Use of Estimates*—**The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

***Indemnifications*—**In the normal course of business, the Company enters into contracts that contain provisions indemnifying other parties against specified potential liabilities. Each Fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Fund that have not yet occurred. However, based on experience, the Funds expect the risk of loss to be remote.

***Other*—**Certain prior year information has been reformatted, without substantive change, to conform with the current period presentation.

2. Fees and Transactions with Affiliates

***Advisory Fees*—**Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is an indirect wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the Fund's net assets. The fee is 1.00% of the first $30 million of net assets, 0.75% of the next $270 million of net assets, 0.70% of the next $200 million of net assets and 0.65% of net assets in excess of $500 million.

Shareholder Servicing and Transfer Agency Fees for Class F Shares—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), the direct owner of Founders and a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus", an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. The Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. During the six months ended June 30, 2005, Class F shares were charged $183,470 pursuant to this shareholder services agreement.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all of the Fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges from DTI are paid by the Fund. During the six months ended June 30, 2005, Class F shares were charged $71,220 for out-of-pocket transfer agent charges.

Transfer Agency Fees for Class A, Class B, Class C, Class R and Class T Shares—The fees charged by DTI with respect to the Fund's Class A, B, C, R and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $12.58 to $13.00, per shareholder account considered to be an open account at any time during a given month, plus out-of-pocket charges. Class-specific transfer agency fees, including both the per account fees paid to DTI and out-of-pocket charges, during the six months ended June 30, 2005 were as follows:

	Transfer Agency Fees
Class A	$7,612
Class B	$18,385
Class C	$2,069
Class R	$3,929
Class T	$310

Cash Management Fees—The Funds also pay Mellon Bank N.A. ("Mellon Bank"), a wholly-owned subsidiary of Mellon Financial Corporation and an affiliate of Founders, fees for certain cash management services. These include various services related to the processing of shareholder transactions in the Funds. During the six months ended June 30, 2005, the Fund was charged $5,062 for cash management fees, which are included in the out-of-pocket transfer agency charges above.

Other Transfer Agency Fees—Various broker-dealers, retirement plan administrators and other entities have established omnibus accounts with the Fund, and provide sub-transfer agency, recordkeeping or similar services to persons holding Fund shares through those accounts. During the six months ended June 30, 2005, the Fund paid $61,300 to these entities for such services. This amount is included in the transfer agency fees shown on the Statement of Operations.

Distribution and Shareholder Services Plans—DSC also is the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing or servicing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the six months ended June 30, 2005, Class F shares were charged $460,257 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class B, Class C and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

Distribution and shareholder servicing fees paid to DSC by the Fund's Class A, B, C and T shares for the six months ended June 30, 2005, were as follows:

	Distribution Fees	Shareholder Servicing Fees
Class A	N/A	$7,275
Class B	$41,383	$13,794
Class C	$5,957	$1,986
Class T	$119	$119

During the six months ended June 30, 2005, DSC retained $618 and $5 in sales commissions from the sales of Class A and Class T shares, respectively. DSC also retained $21,147 and $27 of contingent deferred sales charges relating to redemptions of Class B and Class C shares, respectively.

Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of 0.06% of the average daily net assets of the Fund on the first $500 million, 0.04% of the average daily net assets of the Fund on the next $500 million and 0.02% of the average daily net assets of the Fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has contractually agreed in writing to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Fund held by the custodian. The Fund could have employed these assets elsewhere to produce income had it not entered into this arrangement. The custodian has contractually agreed in writing to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the six months ended June 30, 2005, the Fund's portion of the fee waiver was $6,602, which reduced the amount paid to Mellon Bank to $3,996.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is invested in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Other Liabilities on the Statement of Assets and Liabilities. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders, which pays their compensation. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, foreign currency transactions, net operating losses and capital loss carryovers.

The tax components of capital represent distribution requirements the Fund must satisfy under the income tax regulations and losses or tax deductions the Fund may be able to offset against income and capital gains realized in future years. Accumulated capital losses and post-October 31 capital losses noted below, if any, as of December 31, 2004, represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment

income and thereby reduce future ordinary income distributions. Accumulated capital losses as of December 31, 2004 were:

Expiration	Amount
2008	$501,000
2009	$516,034,883
2010	$209,975,954
	$726,511,837

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of June 30, 2005 are noted below. Unrealized appreciation/depreciation in the table below excludes appreciation/depreciation on foreign currency translation, if any. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Undistributed Ordinary Income	$1,301,047
Federal Tax Cost	$379,502,798
Gross Tax Appreciation of Investments	$21,050,315
Gross Tax Depreciation of Investments	$(12,822,932)
Net Tax Appreciation	$8,227,383

4. Capital Share Transactions

The Fund is authorized to issue 750 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

	Six months ended 6/30/05		Year ended 12/31/04	
	Shares	Amount	Shares	Amount
Class A				
Sold	24,188	$ 247,460	105,906	$ 1,056,250
Redeemed	(72,980)	$ (750,609)	(161,536)	$ (1,577,053)
Net Decrease	(48,792)	$ (503,149)	(55,630)	$ (520,803)
Class B				
Sold	9,844	$ 96,070	30,813	$ 293,687
Redeemed	(173,769)	$ (1,714,547)	(246,029)	$ (2,323,283)
Net Decrease	(163,925)	$ (1,618,477)	(215,216)	$ (2,029,596)

	Six months ended 6/30/05			Year ended 12/31/04		
	Shares		Amount	Shares		Amount
Class C						
Sold	1,854	$	18,355	38,619	$	368,762
Redeemed	(44,029)	$	(433,071)	(40,060)	$	(384,155)
Net Decrease	(42,175)	$	(414,716)	(1,441)	$	(15,393)
Class F						
Sold	1,142,277	$	11,735,887	2,973,891	$	29,284,630
Redeemed	(5,227,854)	$	(53,658,792)	(13,900,368)	$	(137,459,277)
Net Decrease	(4,085,577)	$	(41,922,905)	(10,926,477)	$	(108,174,647)
Class R						
Sold	96,800	$	1,005,237	381,438	$	3,739,499
Redeemed	(107,960)	$	(1,123,866)	(280,086)	$	(2,771,661)
Net Increase (Decrease)	(11,160)	$	(118,629)	101,352	$	967,838
Class T						
Sold	98	$	963	136	$	1,307
Redeemed	(2,548)	$	(25,255)	(13,405)	$	(131,594)
Net Decrease	(2,450)	$	(24,292)	(13,269)	$	(130,287)

5. Investment Transactions

For the six months ended June 30, 2005, purchases and sales of investment securities (excluding short-term securities and U.S. government obligations) were $231,921,016 and $287,598,641, respectively.

6. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for temporary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $50 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $50 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At June 30, 2005, the Fund did not have any borrowings under the LOC.

7. Legal Matters

In early 2004, two purported class and derivative actions were filed against Mellon Financial Corporation, Mellon Bank, Founders, Dreyfus, and certain directors of the Dreyfus Founders Funds and the Dreyfus Funds (together, the "Defendant Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Defendant Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Defendant Funds. The Amended Complaint in the newly styled *In re Dreyfus Mutual Funds Fee Litigation* also named DSC, Premier Mutual Fund Services, Inc. and two additional directors of the Defendant Funds as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Defendant Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Defendant Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Defendant Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Defendant Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Defendant Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Defendant Funds. Founders, Dreyfus and the Defendant Funds believe the allegations to be totally without merit and intend to defend the action vigorously. The defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Founders nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Founders' ability to perform its contract with the Funds.

Dreyfus Founders Growth Fund
P.O. Box 55360
Boston, MA 02205-8252
1-800-525-2440
www.founders.com

Proxy Voting Information

A description of the policies and procedures that the Fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the Fund voted these proxies for the 12-month period ended June 30, 2005, is available through the Fund's website at www.founders.com and on the Securities and Exchange Commission's (SEC) website at www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-525-2440.

Portfolio Holdings

The Fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The Fund's Forms N-Q are available on the SEC's website at www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the SEC's Public Reference Room may be obtained by calling 1-800-SEC-0330.

This report and the statements it contains are submitted for the general information of our shareholders. The report is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus.

Dreyfus Service Corporation, Distributor.

A-636-GRO-05

SEMIANNUAL REPORT

Dreyfus Founders International Equity Fund

Investment Update
June 30, 2005

Dreyfus Founders Funds®
The Growth Specialists

TABLE OF CONTENTS

Management Overview	3
Fund Expenses	10
Statement of Investments	12
Statement of Assets and Liabilities	17
Statement of Operations	19
Statements of Changes in Net Assets	20
Financial Highlights	21
Notes to Financial Statements	27



Paperless Delivery of this Report

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To take advantage of this service, simply inform us online of your decision to receive materials through the Founders E-Communications Program. Cut down on mailbox clutter and help the Fund reduce printing and postage charges by enrolling today at **www.founders.com/ecommunications**. If you own Funds through a third party, enroll at **www.icsdelivery.com**.

Investment Manager
Founders Asset Management LLC
*A Mellon Financial Company*SM
210 University Boulevard, Suite 800
Denver, CO 80206

Distributor
Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

The views expressed in this report reflect those of the portfolio managers only through the end of the period covered and do not necessarily represent the views of Founders or any other person in the Founders organization. Any such views are subject to change at any time based upon market or other conditions and Founders disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus Founders Fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus Founders Fund. Companies appearing in bold print on pages 3-9 were owned by the Fund on June 30, 2005. The amounts of these holdings are included in the Statement of Investments.

Management Overview

  

A discussion with co-portfolio managers Remi J. Browne, CFA, left; Daniel B. LeVan, CFA, middle; and Jeffrey R. Sullivan, CFA, right, regarding Fund performance for the six-month period ended June 30, 2005.

A Drain from Oil

Several underlying themes greatly affected the global market environment during the period. The overwhelming driving force, however, was the ever-increasing price of oil, which topped $60 per barrel in June. Secondary issues were the rising unemployment rate in the Euro area and the slowing housing market in the United Kingdom. On the positive side, the economic scenario in the United States and subdued worldwide inflation helped support the markets slightly.

Energy stocks were by far the best performers overall during the period, driven by strong worldwide demand for oil, which drove oil prices higher. Naturally, countries with strong oil exposure did very well during the first half of the year; Norway, Canada and Australia, all of which are important producers of oil, were among the best performers for the period. Japan, which imports all of its oil, suffered due to the increasing cost.

For the six months ended June 30, 2005, Dreyfus Founders International Equity Fund underperformed its benchmark, the Morgan Stanley Capital International (MSCI) World ex U.S. Index, which returned -0.71% for the same period. The Fund posted a competitive return[1] versus its benchmark, the MSCI World ex U.S. Growth Index, which returned -1.12%.

---

[1] Excluding sales charges, which result in lower returns for certain share classes. Please see page 7 for Average Annual and Year-to-Date Total Returns for all share classes, including and excluding sales charges.

The MSCI World ex U.S. Growth Index measures global developed market equity performance of growth securities outside of the United States. The total return figures cited for this index assume change in share price and reinvestment of dividends after the deduction of local taxes, but do not reflect the costs of managing a mutual fund.

A Consistent Strategy

Our investment strategy did not change during the period: we continued to search on a stock-by-stock basis for the best growth opportunities as opposed to a top-down country allocation strategy.

Strong Selection and Beneficial Weightings Fueled Fund

Strong performances in France, Spain and Finland, through both advantageous relative weightings and strong selection of stocks, buoyed the Fund's relative return during the period. In France, stock selection in automobile manufacturer **Renault SA** and pharmaceutical company **Sanofi-Aventis** were beneficial to relative performance. During the Fund's holding period, Finnish utilities stock **Fortum Oyj** gained nearly 20%, helping the Fund's position in Finland outperform. Construction company **ACS, Actividades de Construccion y Servicios SA** also performed strongly during the period, aiding the Fund's relative outperformance in Spain.

"We continued to search on a stock-by-stock basis for the best growth opportunities."

Industrials and Telecom Aided Performance

The Fund experienced positive stock selection in 6 of 10 economic sectors. Outperformance versus the benchmark came primarily from the telecommunications services and industrials sectors. The Fund's telecommunications services holdings benefited from strong performances in Canada's **TELUS Corporation** and Hong Kong's **China Mobile (Hong Kong) Limited**. TELUS outperformed due to strong wireless sales reported in early May, while China Mobile continued to show solid subscriber growth during the first half of 2005. In the industrials sector, Danish shipper **AP Moller-Maersk AS** experienced positive stock performance due to rising shipping rates, strong oil prices and its accretive purchase of container shipping company, P&O Nedlloyd.

A significant underweight position in the financials sector, a weak performing sector within the Fund's benchmark, also aided the Fund's relative return for the period.

Several other stocks had strong contributions to the overall performance of the Fund. Australian-based **Oil Search Limited** benefited from $60 per barrel oil prices and better-than-expected drilling results in its Yemeni oil field. **BHP Billiton Limited** had a strong first half as iron ore, coal and oil prices increased and the company made an accretive acquisition of WMC Resources Limited, an Australian copper and uranium producer. **Husky Energy, Inc.**, a Canadian integrated oil and natural gas firm, advanced with the rest of the energy industry on surging oil prices and widening refining margins. Additionally, news that the company's White Rose offshore project in Newfoundland would be completed on time and on budget boosted its share price further. **Keppel Corporation Limited**, a Singapore engineering firm, continued to win new orders to build oil rigs, which drove the company's stock price performance.

Top 3 Performing Sectors in the Fund

Industrials
Telecommunications Services
Financials

Weak U.K. Stocks and Underexposure Hurt Return

The largest drag on performance during the period came from the United Kingdom, primarily due to poor stock selection. Fund holdings **Vodafone Group PLC** and **SABMiller PLC** were the main detractors from this country. Vodafone's stock price decreased during the period due to increased competition,

Largest Equity Holdings (country of origin; ticker symbol)

1.	**Vodafone Group PLC** (United Kingdom; VOD)	**3.67%**
2.	**BP PLC** (United Kingdom; BP)	**2.19%**
3.	**ING Groep NV** (Netherlands; ING.C)	**1.93%**
4.	**Nokia Oyj** (Finland; NOK)	**1.85%**
5.	**Novartis AG** (Switzerland; NOV.N)	**1.80%**
6.	**Sanofi-Aventis** (France; SAN)	**1.78%**
7.	**Total SA** (France; FP)	**1.78%**
8.	**AstraZeneca Group PLC** (United Kingdom; AZN)	**1.76%**
9.	**Tesco PLC** (United Kingdom; TSCO)	**1.74%**
10.	**Canon, Inc.** (Japan; 7751)	**1.73%**

Portfolio holdings are subject to change, and should not be construed as a recommendation of any security.

Growth of $10,000 Investment

Performance data quoted represents past performance. Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Please call 1-800-525-2440 to obtain the most recent month-end performance data.



Dreyfus Founders International Equity Fund-Class F
MSCI World ex U.S. Index
$30,000
$20,000
$10,000
$0
$17,506
$15,866
12/95
6/97
6/99
6/01
6/03
6/05

The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders International Equity Fund on its inception date of 12/29/95 to a $10,000 investment made in an unmanaged securities index on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses, subject to fee waivers and expense limitations. **These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.**

The Morgan Stanley Capital International (MSCI) World ex U.S. Index measures global developed market equity performance outside of the United States. The total return figures cited for this index assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund. Further information related to Fund performance is contained elsewhere in this report.

Average Annual and Year-to Date Total Return as of 6/30/05

Class (Inception Date)	**Year-to-Date**†	**1 Year**	**5 Years**	**10 Years**	**Since Inception**
A Shares (12/31/99)					
With sales charge (5.75%)	(6.81%)	8.37%	(7.86%)	—	(7.68%)
Without sales charge	(1.09%)	14.99%	(6.76%)	—	(6.69%)
B Shares (12/31/99)					
With redemption*	(5.49%)	10.04%	(7.80%)	—	(7.54%)
Without redemption	(1.55%)	14.04%	(7.47%)	—	(7.39%)
C Shares (12/31/99)					
With redemption**	(2.53%)	13.07%	(7.49%)	—	(7.43%)
Without redemption	(1.55%)	14.07%	(7.49%)	—	(7.43%)
F Shares (12/29/95)	(1.09%)	15.01%	(6.72%)	—	6.07%
R Shares (12/31/99)	(1.00%)	15.62%	(6.48%)	—	(6.41%)
T Shares (12/31/99)					
With sales charge (4.50%)	(5.73%)	9.47%	(7.85%)	—	(7.71%)
Without sales charge	(1.27%)	14.61%	(7.00%)	—	(6.93%)

Average annual and year-to-date total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but do reflect the reinvestment of dividends and capital gain distributions, expense limitations, and adjustments for financial statement purposes. Part of the Fund's historical performance is due to the purchase of securities sold in initial public offerings (IPOs). There is no guarantee that the Fund's investments in IPOs, if any, will continue to have a similar impact on performance. Investments in foreign securities entail unique risks, including political, market, and currency risks.

* The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.

** The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

† Total return is not annualized.

lower prices and shrinking margins. Vodafone K.K., the company's Japanese subsidiary, reported another weak quarter as well. SABMiller's stock price was hurt by poor U.S. beer sales and continued merger and acquisition speculation.

Additionally, holdings in the Netherlands, Belgium and Canada also hurt the Fund's relative performance.

Bottom 3 Performing Sectors in the Fund

Consumer Staples
Energy
Information Technology

Fund holdings in the consumer staples sector produced a drain on performance. Belgian-based food retailer Delhaize Group reduced its full-year top- and bottom-line expectations at its quarterly earnings update. Competition with Wal-Mart Stores, Inc. and cost overruns were the main culprits for the revised guidance, which prompted the Fund to exit this position. SABMiller, as mentioned above, also negatively affected the Fund's performance in this sector.

Within the benchmark, energy and utilities were the two best performing sectors during the period. Exploration and production and oil services stocks did particularly well in the rising oil price environment. Utilities also generated strong returns; electricity companies were able to pass along price increases to


Portfolio Composition of Net Assets
21.21% United Kingdom
18.95% Japan
10.77% France
7.37% Germany
6.74% Switzerland
5.52% Canada
3.83% Italy
3.64% Australia
19.14% Other Countries
2.83% Cash & Equivalents

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio managers and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

customers as energy costs rose sharply during the period. However, the Fund's underweight positions in both these sectors generated a negative impact on the Fund's relative performance.

IT and Select Stocks Hampered Performance

The information technology (IT) sector also hampered the Fund's return for the period, mainly owing to a relative overweight position. One of the poor individual IT performers in the Fund was Trend Micro, Inc., a Japanese developer of anti-virus software for home and business use. Trend Micro's stock fell on Microsoft's announcement that it will be packaging a competitor's anti-virus software with its operating system. The Fund exited its position in Trend Micro on this decline.

Another poor individual performer during the period was German-based **ThyssenKrupp AG**. The company reduced steel volumes due to marketplace overcapacity as China continues to build more stainless facilities, which threatens the overall global supply/demand balance in this segment of the steel market. Casio Computer Company Limited's stock price also declined after Casio Micronics, a 75% owned subsidiary of Casio Computer, lowered its 2005 operating profit estimate based on volume revisions. This was enough to affect Casio Computer's 2005 operating profit estimate, causing the stock to slip. Publishing and Broadcasting Limited was liquidated during the period as the company reported weak earnings following the loss of market share in its television station business.

In Conclusion

As always, our investing focus is on seeking stocks with improving business momentum and attractive valuations in each country and sector regardless of the market's direction.

Remi J. Browne, CFA	Daniel B. LeVan, CFA	Jeffrey R. Sullivan, CFA
Co-Portfolio Manager	Co-Portfolio Manager	Co-Portfolio Manager

Fund Expenses

(unaudited)

As a shareholder of the Fund, depending on the class of shares of the Fund you own, you incur two types of costs: (1) transaction costs, including front-end and contingent deferred sales charges; and (2) ongoing costs, including management fees, Rule 12b-1 fees, shareholder services fees, and other expenses. The expense example shown below is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The expense example is based on an investment of $1,000 on January 1, 2005 and held through June 30, 2005.

Actual Expenses The numbers included in the expense example in the rows with the word "Actual" in the title provide information about actual account values and actual expenses. You may use this information to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.60), then multiply the result by the number under the column heading entitled "Expenses Paid During Period" for the class of shares you own to estimate the expenses you paid on your account during this period.

Hypothetical Expenses For Comparison Purposes The numbers included in the expense example in the rows with the word "Hypothetical" in the title provide information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio for each class of shares, and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare the hypothetical expenses in the expense example for the class of shares you own with the hypothetical expenses that appear in the shareholder reports of other funds.

Please note that the expenses shown in the expense example are meant to highlight your ongoing costs only and do not reflect the transaction costs described above. Therefore, the hypothetical expenses in the expense example are useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if the transaction costs were included, your costs would have been higher.

Expense Example

	Beginning Account Value (1/1/05)	Ending Account Value (6/30/05)	Expenses Paid During Period* (1/1/05-6/30/05)
Class A Actual	$1,000.00	$982.18	$6.90
Class A Hypothetical	1,000.00	1,017.77	7.03
Class B Actual	1,000.00	973.94	10.58
Class B Hypothetical	1,000.00	1,014.00	10.79
Class C Actual	1,000.00	973.94	10.58
Class C Hypothetical	1,000.00	1,014.00	10.79
Class F Actual	1,000.00	982.18	6.90
Class F Hypothetical	1,000.00	1,017.77	7.03
Class R Actual	1,000.00	984.34	5.67
Class R Hypothetical	1,000.00	1,019.02	5.77
Class T Actual	1,000.00	979.20	8.13
Class T Hypothetical	1,000.00	1,016.51	8.28

*Expenses are equal to each Class's respective annualized expense ratio, shown below, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).

Expense Ratios

These expense ratios reflect reimbursements and/or waivers of expenses by the Fund's investment adviser or its affiliates, earnings credits and brokerage offsets, where applicable.

	Expense Ratio
Class A	1.40%
Class B	2.15%
Class C	2.15%
Class F	1.40%
Class R	1.15%
Class T	1.65%

Statement of Investments

June 30, 2005 *(unaudited)*

Shares		*Market Value*
Common Stocks (Foreign)—97.2%		
Aerospace & Defense—0.7%		
47,400	BAE Systems PLC (UK)	$ 243,750
Apparel, Accessories & Luxury Goods—2.4%		
24,000	Burberry Group PLC (UK)	173,732
14,500	Compagnie Financiere Richemont AG (SZ)	487,671
8,800	Gildan Activewear, Inc. (CA)*	230,702
		892,105
Application Software—1.5%		
53,600	Sage Group PLC (UK)	214,890
1,900	SAP AG (GE)	331,804
		546,694
Automobile Manufacturers—3.8%		
11,000	Honda Motor Company Limited (JA)	542,512
99,000	Mazda Motor Corporation (JA)	372,221
5,400	Renault SA (FR)	476,413
		1,391,146
Brewers—3.5%		
25,200	Asahi Breweries Limited (JA)	300,373
7,200	InBev NV (BE)	243,718
9,900	Orkla ASA (NW)	365,135
22,500	SABMiller PLC (UK)	351,348
		1,260,574
Broadcasting & Cable TV—2.4%		
7,800	Gestevision Telecinco SA (SP)	182,752
42,300	Mediaset SPA (IT)	498,611
84	TV Asahi Corporation (JA)	180,254
		861,617

Guide to Understanding Foreign Holdings

The following abbreviations are used throughout the Statement of Investments to indicate the country of origin on non-U.S. holdings.

AU	Australia	HK	Hong Kong	SG	Singapore
BD	Bermuda	ID	Indonesia	SP	Spain
BE	Belgium	IN	India	SW	Sweden
CA	Canada	IT	Italy	SZ	Switzerland
CN	China	JA	Japan	TH	Thailand
DE	Denmark	KR	South Korea	TU	Turkey
FI	Finland	MA	Malaysia	TW	Taiwan
FR	France	NE	Netherlands	UK	United Kingdom
GE	Germany	NW	Norway		
GR	Greece	PH	Philippines		

Shares		Market Value
Communications Equipment—4.0%		
15,000	GN Store Nord AS (DE)	$ 169,923
40,200	Nokia Oyj (FI)	673,811
2,400	Research In Motion Limited (CA)*	176,631
139,100	Telefonaktiebolaget LM Ericsson (SW)	446,935
		1,467,300
Computer & Electronics Retail—0.8%		
4,900	Yamada Denki (JA)	281,868
Computer Hardware—0.5%		
31,000	NEC Corporation (JA)	167,704
Computer Storage & Peripherals—0.5%		
6,200	Logitech International SA (SZ)*	199,329
Construction & Engineering—0.8%		
11,100	ACS, Actividades de Construccion y Servicios SA (SP)	310,848
Construction Materials—0.6%		
20,000	Rinker Group Limited (AU)	213,138
Construction, Farm Machinery & Heavy Trucks—1.7%		
15,000	Volvo AB Class B (SW)	610,607
Consumer Finance—0.6%		
3,200	Sanyo Shinpan Finance Company Limited (JA)	219,854
Distillers & Vintners—0.5%		
24,800	Davide Campari - Milano SPA (IT)	181,881
Diversified Banks—6.1%		
7,344	Alpha Bank AE (GR)	195,887
87,100	Banca Intesa SPA (IT)	398,976
38,119	Barclays PLC (UK)	379,414
5,907	BNP Paribas SA (FR)	405,333
16,300	HBOS PLC (UK)	251,320
5,734	Royal Bank of Scotland Group PLC (UK)	173,222
4,100	Societe Generale (FR)	417,542
		2,221,694
Diversified Capital Markets—2.0%		
13,600	Credit Suisse Group (SZ)	536,465
2,470	UBS AG (SZ)	192,743
		729,208
Diversified Chemicals—1.2%		
6,600	BASF AG (GE)	439,308
Diversified Metals & Mining—3.2%		
44,200	BHP Billiton Limited (AU)	610,665
29,500	Xstrata PLC (UK)	569,280
		1,179,945
Electric Utilities—1.8%		
5,100	E.ON AG (GE)	454,760
11,600	Fortum Oyj (FI)	186,010
		640,770

See notes to statement of investments.

Statement of Investments

June 30, 2005 *(unaudited) (continued)*

Shares		*Market Value*
Electrical Components & Equipment—1.1%		
38,000	Sumitomo Electric Industries Limited (JA)	$ 389,216
Electronic Equipment Manufacturers—2.0%		
3,900	Hoya Corporation (JA)	450,095
3,800	Kyocera Corporation (JA)	290,542
		740,637
Food Retail—1.7%		
111,000	Tesco PLC (UK)	633,959
Forest Products—0.6%		
16,600	Canfor Corporation (CA)*	199,167
Household Products—0.9%		
10,700	Reckitt Benckiser PLC (UK)	315,383
Human Resource & Employment Services—0.4%		
4,400	Randstad Holding NV (NE)	152,080
Industrial Conglomerates—0.6%		
27,000	Keppel Corporation Limited (SG)	200,190
Integrated Oil & Gas—6.7%		
76,719	BP PLC (UK)	798,669
7,300	Husky Energy, Inc. (CA)	290,344
17,900	Repsol YPF SA (SP)	458,386
3,700	Royal Dutch Petroleum Company (NE)	241,801
2,758	Total SA (FR)	648,529
		2,437,729
Integrated Telecommunication Services—3.2%		
45,200	BT Group PLC (UK)	186,275
11,200	Deutsche Telekom AG (GE)	207,382
6,500	France Telecom (FR)	190,052
16,300	TELUS Corporation (CA)	572,868
		1,156,577
Leisure Products—0.5%		
8,900	Sankyo Company Limited (JA)	170,922
Life & Health Insurance—1.2%		
70,500	Friends Provident PLC (UK)	229,905
87,900	Old Mutual PLC (UK)	192,148
		422,053
Marine—1.8%		
50	AP Moller-Maersk AS (DE)	477,490
29,000	Kawasaki Kisen Kaisha Limited (JA)	172,049
		649,539
Movies & Entertainment—1.4%		
16,800	Vivendi Universal SA (FR)	529,841
Multi-Line Insurance—1.5%		
16,200	Aviva PLC (UK)	180,548
3,900	Baloise Holding Limited (SZ)	194,772
1,100	Zurich Financial Services AG (SZ)	189,528
		564,848

Shares		Market Value
Multi-Utilities—0.9%		
11,700	Suez SA (FR)	$ 317,598
Office Electronics—1.7%		
12,000	Canon, Inc. (JA)	631,864
Oil & Gas Exploration & Production—2.3%		
12,200	Eni SPA (IT)	314,634
2,200	Norsk Hydro ASA (NW)	202,011
134,500	Oil Search Limited (AU)	314,315
		830,960
Other Diversified Financial Services—2.5%		
24,900	ING Groep NV (NE)	704,239
6,600	Sun Life Financial, Inc. (CA)	222,316
		926,555
Pharmaceuticals—11.6%		
15,500	AstraZeneca Group PLC (UK)	641,829
11,400	Eisai Company Limited (JA)	383,392
4,700	Merck KGaA (GE)	378,821
13,759	Novartis AG (SZ)	655,472
5,800	Novo Nordisk AS Class B (DE)	295,313
7,000	Ono Pharmaceuticals Company Limited (JA)	331,981
7,900	Sanofi-Aventis (FR)	649,171
28,700	Shire Pharmaceuticals Group PLC (UK)	314,718
11,400	Takeda Pharmaceuticals Company Limited (JA)	565,323
		4,216,020
Precious Metals & Minerals—0.8%		
16,900	ThyssenKrupp AG (GE)	294,313
Railroads—0.9%		
5,500	Canadian National Railway Company (CA)	317,287
Soft Drinks—1.0%		
12,900	Coca-Cola Hellenic Bottling Company SA (GR)	350,328
Steel—1.5%		
29,800	Bluescope Steel Limited (AU)	186,690
14,900	JFE Holdings, Inc. (JA)	368,100
		554,790
Tires & Rubber—2.1%		
8,000	Continental AG (GE)	577,030
19,000	Sumitomo Rubber Industries Limited (JA)	193,923
		770,953
Tobacco—0.9%		
17,800	British American Tobacco PLC (UK)	343,179
Trading Companies & Distributors—2.4%		
46,000	Mitsubishi Corporation (JA)	625,444
28,000	Mitsui & Company Limited (JA)	265,080
		890,524

See notes to statement of investments.

Statement of Investments

June 30, 2005 *(unaudited) (continued)*

Shares		*Market Value*
Wireless Telecommunication Services—6.4%		
7,000	Bouygues SA (FR)	$ 290,234
138,900	China Mobile (Hong Kong) Limited (HK)	517,457
79,900	O2 PLC (UK)*	195,061
549,175	Vodafone Group PLC (UK)	1,338,251
		2,341,003
Total Common Stocks (Foreign) (Cost—$27,976,169)		35,406,855

Principal Amount		*Amortized Cost*
Corporate Short-Term Notes—2.2%		
Household Appliances—2.2%		
$ 800,000	Stanley Works, Inc. 3.37% 7/1/05~	$ 800,000
Total Corporate Short-Term Notes (Amortized Cost—$800,000)		800,000
Total Investments—99.4% (Total Cost—$28,776,169)		36,206,855
Other Assets and Liabilities—0.6%		225,313
Net Assets—100.0%		$ 36,432,168

Notes to Statement of Investments

* *Non-income producing.*

~ *Security was acquired pursuant to Section 4(2) of the Securities Act of 1933 and may be deemed to be restricted for resale. These securities amounted to $800,000, or 2.2%, of the Fund's net assets as of June 30, 2005.*

See notes to financial statements.

Statement of Assets and Liabilities

June 30, 2005 *(unaudited)*

Assets		
Investment securities, at cost	$	28,776,169
Investment securities, at market		36,206,855
Cash		105,917
Foreign currency (cost $213,201)		213,157
Receivables:		
Investment securities sold		380,835
Capital shares sold		14,464
Dividends and interest		57,667
From adviser		15,324
Other assets		37,963
Total Assets		37,032,182

Liabilities		
Payables and other accrued liabilities:		
Investment securities purchased		499,473
Capital shares redeemed		22,160
Advisory fees		22,455
Shareholder servicing fees		6,824
Accounting fees		2,994
Distribution fees		4,093
Transfer agency fees		15,649
Custodian fees		7,628
Other		18,738
Total Liabilities		600,014
Net Assets	$	36,432,168

Composition of Net Assets		
Capital (par value and paid-in surplus)	$	58,322,300
Undistributed net investment income		368,277
Accumulated net realized loss from security transactions		(29,686,850)
Net unrealized appreciation on investments and foreign currency translation		7,428,441
Total	$	36,432,168

See notes to financial statements.

Statement of Assets and Liabilities

June 30, 2005 *(unaudited) (continued)*

Class A		
Net Assets	$	23,684,188
Shares Outstanding		2,012,893
Net Asset Value, Redemption Price Per Share	$	11.77
Maximum offering price per share (net asset value plus sales charge of 5.75% of offering price)	$	12.49
Class B		
Net Assets	$	1,783,048
Shares Outstanding		155,715
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	11.45
Class C		
Net Assets	$	456,597
Shares Outstanding		39,935
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	11.43
Class F		
Net Assets	$	10,322,590
Shares Outstanding		875,897
Net Asset Value, Offering and Redemption Price Per Share	$	11.79
Class R		
Net Assets	$	59,541
Shares Outstanding		5,007
Net Asset Value, Offering and Redemption Price Per Share	$	11.89
Class T		
Net Assets	$	126,204
Shares Outstanding		10,795
Net Asset Value, Redemption Price Per Share	$	11.69
Maximum offering price per share (net asset value plus sales charge of 4.50% of offering price)	$	12.24

See notes to financial statements.

Statement of Operations

For the six months ended June 30, 2005 *(unaudited)*

Investment Income	
Dividends	$ 715,726
Interest	6,777
Foreign taxes withheld	(87,308)
Total Investment Income	635,195
Expenses	
Advisory fees—Note 2	186,483
Shareholder servicing fees—Note 2	46,827
Accounting fees—Note 2	18,648
Distribution fees—Note 2	22,443
Transfer agency fees—Note 2	40,773
Registration fees	25,375
Postage and mailing expenses	1,480
Custodian fees and expenses—Note 2	31,591
Printing expenses	16,130
Legal and audit fees	6,139
Directors' fees and expenses—Note 2	3,786
Other expenses	23,471
Total Expenses	423,146
Earnings Credits	(1,366)
Reimbursed/Waived Expenses	(141,981)
Expense Offset to Broker Commissions	(9,592)
Net Expenses	270,207
Net Investment Income	364,988
Realized and Unrealized Gain (Loss) on Security Transactions and Foreign Currency Transactions	
Net Realized Gain (Loss) on:	
Security Transactions	1,553,149
Foreign Currency Transactions	(10,555)
Net Realized Gain	1,542,594
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	(2,358,558)
Net Realized and Unrealized Loss	(815,964)
Net Decrease in Net Assets Resulting from Operations	$ (450,976)

See notes to financial statements.

Statements of Changes in Net Assets

(unaudited)

	Six months ended 6/30/05	Year ended 12/31/04
Operations		
Net Investment Income	$ 364,988	$ 277,266
Net Realized Gain on Security and Foreign Currency Transactions	1,542,594	8,483,384
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	(2,358,558)	(886,438)
Net Increase (Decrease) in Net Assets Resulting from Operations	(450,976)	7,874,212
Dividends and Distributions to Shareholders		
From Net Investment Income		
Class A	0	(185,495)
Class F	0	(72,290)
Class R	0	(11,405)
Class T	0	(511)
Net Decrease from Dividends and Distributions	0	(269,701)
Capital Share Transactions		
Net Decrease—Note 4		
Class A	(1,106,866)	(2,078,483)
Class B	(461,066)	(527,506)
Class C	(12,975)	(94,599)
Class F	(443,050)	(980,705)
Class R	(6,115)	(3,373,718)
Class T	(46,851)	(31,098)
Net Decrease from Capital Share Transactions	(2,076,923)	(7,086,109)
Net Increase (Decrease) in Net Assets	(2,527,899)	518,402
Net Assets		
Beginning of period	$ 38,960,067	$ 38,441,665
End of period	$ 36,432,168	$ 38,960,067
Undistributed Net Investment Income	$ 368,277	$ 3,289

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(unaudited)

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class A Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$11.90	$9.77	$7.19	$10.03	$14.42
Income from investment operations:					
Net investment income (loss)	0.12	0.08	0.06	0.01	0.00[a]
Net realized and unrealized gains (losses) on securities	(0.25)	2.14	2.59	(2.84)	(4.39)
Total from investment operations	(0.13)	2.22	2.65	(2.83)	(4.39)
Less dividends and distributions:					
From net investment income	0.00	(0.09)	(0.07)	(0.01)	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	(0.09)	(0.07)	(0.01)	0.00
Net Asset Value, end of period	$11.77	$11.90	$9.77	$7.19	$10.03
Total Return[b]	(1.09%)	22.69%	36.84%	(28.19%)	(30.44%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$23,684	$25,076	$22,432	$18,217	$29,151
Ratios to average net assets[c]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[d]	1.46%	1.42%	1.41%	1.40%	1.46%
Expenses with reimbursements, earnings credits and brokerage offsets	1.40%	1.40%	1.40%	1.40%	1.44%
Net investment income (loss)	2.01%	0.74%	0.80%	0.13%	(0.74%)
Portfolio turnover rate[e]	80%	85%	144%	220%	213%

a. Net investment loss for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.
b. Sales charges are not reflected in the total return.
c. Annualized.
d. Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 2.18% (2005), 2.05% (2004), 2.48% (2003), 2.18% (2002), 1.78% (2001).
e. Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

Financial Highlights

(unaudited) (continued)

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class B Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$11.63	$9.55	$7.03	$9.87	$14.29
Income from investment operations:					
Net investment income (loss)	0.07[a]	0.00[a,b]	(0.08)	(0.11)	(0.12)
Net realized and unrealized gains (losses) on securities	(0.25)	2.08	2.61	(2.73)	(4.30)
Total from investment operations	(0.18)	2.08	2.53	(2.84)	(4.42)
Less dividends and distributions:					
From net investment income	0.00	0.00	(0.01)	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	(0.01)	0.00	0.00
Net Asset Value, end of period	$11.45	$11.63	$9.55	$7.03	$9.87
Total Return[c]	(1.55%)	21.78%	35.95%	(28.77%)	(30.93%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$1,783	$2,281	$2,372	$2,201	$3,786
Ratios to average net assets[d]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[e]	2.21%	2.16%	2.16%	2.16%	2.28%
Expenses with reimbursements, earnings credits and brokerage offsets	2.15%	2.15%	2.15%	2.15%	2.26%
Net investment income (loss)	1.22%	0.00%	0.07%	(0.61%)	(1.03%)
Portfolio turnover rate[f]	80%	85%	144%	220%	213%

a. *Computed using average shares outstanding throughout the period.*
b. *Net investment income for the year ended December 31, 2004 aggregated less than $0.01 on a per share basis.*
c. *Sales charges are not reflected in the total return.*
d. *Annualized.*
e. *Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 3.05% (2005), 2.85% (2004), 3.32% (2003), 2.91% (2002), and 2.67% (2001).*
f. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class C Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$11.61	$9.53	$7.02	$9.86	$14.27
Income from investment operations:					
Net investment income (loss)	0.05	0.00[a,b]	(0.26)	(0.29)	(0.16)
Net realized and unrealized gains (losses) on securities	(0.23)	2.08	2.77	(2.55)	(4.25)
Total from investment operations	(0.18)	2.08	2.51	(2.84)	(4.41)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of period	$11.43	$11.61	$9.53	$7.02	$9.86
Total Return[c]	(1.55%)	21.83%	35.76%	(28.80%)	(30.90%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$457	$476	$482	$532	$1,429
Ratios to average net assets[d]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[e]	2.21%	2.16%	2.16%	2.16%	2.29%
Expenses with reimbursements, earnings credits and brokerage offsets	2.15%	2.15%	2.15%	2.15%	2.26%
Net investment income (loss)	1.26%	0.03%	0.08%	(0.63%)	(0.99%)
Portfolio turnover rate[f]	80%	85%	144%	220%	213%

a. Computed using average shares outstanding throughout the year.
b. Net investment income for the year ended December 31, 2004 aggregated less than $0.01 on a per share basis.
c. Sales charges are not reflected in the total return.
d. Annualized.
e. Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 2.98% (2005), 2.87% (2004), 3.25% (2003), 3.11% (2002), and 2.85% (2001).
f. Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.
See notes to financial statements.

Financial Highlights

(unaudited) (continued)

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class F Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$11.92	$9.78	$7.18	$10.03	$14.40
Income from investment operations:					
Net investment income (loss)	0.10	0.08[a]	(0.01)	(0.05)	(0.07)
Net realized and unrealized gains (losses) on securities	(0.23)	2.14	2.68	(2.79)	(4.30)
Total from investment operations	(0.13)	2.22	2.67	(2.84)	(4.37)
Less dividends and distributions:					
From net investment income	0.00	(0.08)	(0.07)	(0.01)	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	(0.08)	(0.07)	(0.01)	0.00
Net Asset Value, end of period	$11.79	$11.92	$9.78	$7.18	$10.03
Total Return	(1.09%)	22.70%	37.17%	(28.30%)	(30.35%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$10,323	$10,885	$9,837	$9,321	$16,640
Ratios to average net assets[b]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[c]	1.45%	1.41%	1.40%	1.40%	1.55%
Expenses with reimbursements, earnings credits and brokerage offsets	1.40%	1.40%	1.40%	1.40%	1.52%
Net investment income (loss)	2.00%	0.76%	0.80%	0.12%	(0.26%)
Portfolio turnover rate[d]	80%	85%	144%	220%	213%

a. *Computed using average shares outstanding throughout the year.*

b. *Annualized.*

c. *Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 2.28% (2005), 2.10% (2004), 2.52% (2003), 2.13% (2002), and 1.99% (2001).*

d. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class R Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$12.01	$9.82	$7.22	$10.08	$14.45
Income from investment operations:					
Net investment income (loss)	0.13[b]	0.13[b]	0.09	0.02	0.00[a]
Net realized and unrealized gains (losses) on securities	(0.25)	2.17	2.60	(2.85)	(4.37)
Total from investment operations	(0.12)	2.30	2.69	(2.83)	(4.37)
Less dividends and distributions:					
From net investment income	0.00	(0.11)	(0.09)	(0.03)	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	(0.11)	(0.09)	(0.03)	0.00
Net Asset Value, end of period	$11.89	$12.01	$9.82	$7.22	$10.08
Total Return	(1.00%)	23.45%	37.27%	(28.10%)	(30.24%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$60	$66	$3,146	$2,470	$6,102
Ratios to average net assets[c]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[d]	1.21%	1.15%	1.15%	1.16%	1.28%
Expenses with reimbursements, earnings credits and brokerage offsets	1.15%	1.15%	1.15%	1.15%	1.26%
Net investment income (loss)	2.24%	1.21%	1.03%	0.27%	(0.04%)
Portfolio turnover rate[e]	80%	85%	144%	220%	213%

a. *Net investment loss for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.*
b. *Computed using average shares outstanding throughout the period.*
c. *Annualized.*
d. *Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 4.10% (2005), 1.65% (2004), 1.95% (2003), 1.71% (2002), and 1.57% (2001).*
e. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

See notes to financial statements.

Financial Highlights

(unaudited) (continued)

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class T Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$11.84	$9.70	$7.14	$9.97	$14.37
Income from investment operations:					
Net investment income (loss)	0.09[b]	0.06[b]	0.00[a]	(0.10)	(0.09)
Net realized and unrealized gains (losses) on securities	(0.24)	2.11	2.61	(2.73)	(4.31)
Total from investment operations	(0.15)	2.17	2.61	(2.83)	(4.40)
Less dividends and distributions:					
From net investment income	0.00	(0.03)	(0.05)	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	(0.03)	(0.05)	0.00	0.00
Net Asset Value, end of period	$11.69	$11.84	$9.70	$7.14	$9.97
Total Return[c]	(1.27%)	22.42%	36.58%	(28.39%)	(30.62%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$126	$175	$172	$158	$343
Ratios to average net assets[d]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[e]	1.71%	1.66%	1.65%	1.65%	1.80%
Expenses with reimbursements, earnings credits and brokerage offsets	1.65%	1.65%	1.65%	1.65%	1.77%
Net investment income (loss)	1.67%	0.57%	0.67%	(0.12%)	(0.53%)
Portfolio turnover rate[f]	80%	85%	144%	220%	213%

a. Net investment income for the year ended December 31, 2003 aggregated less than $0.01 on a per share basis.
b. Computed using average shares outstanding throughout the period.
c. Sales charges are not reflected in the total return.
d. Annualized.
e. Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 2.82% (2005), 2.44% (2004), 2.88% (2003), 4.00% (2002), and 2.86% (2001).
f. Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.
See notes to financial statements.

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940 (the "1940 Act"). Ten series of shares are currently issued: Balanced, Discovery, Equity Growth, Government Securities, Growth, International Equity, Mid-Cap Growth, Money Market, Passport and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders International Equity Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B shares redeemed within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

Security Valuations—A domestic equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of a security traded on Nasdaq, at its official closing price. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available, or in the case of written call options, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers.

A foreign equity security traded on a foreign exchange is valued at the last quoted official closing price available before the time when the Fund's assets are valued, or at the last quoted sales price if the exchange does not provide an official closing price or if the foreign market has not yet closed. Lacking any sales that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available. Since February 22, 2005, New York closing exchange rates have been used to convert foreign currencies to U.S. dollars. Previously, London closing exchange rates were used to convert foreign currencies to U.S. dollars.

A debt security with a remaining maturity greater than 60 days at the time of purchase is valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such price is not available, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers. A debt security with a remaining maturity of 60 days or less at the time of purchase is valued at amortized cost, which approximates market value, unless it is determined that amortized cost would not represent market value, in which case the securities would be marked to market. The Fund amortizes premiums and discounts on all debt securities.

If market quotations or official closing prices are not readily available or are determined not to reflect accurately fair value, securities will be valued at their fair value as

determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event occurs after the close of the market on which a security is traded but before the Fund calculates its net asset value, and it is determined that the event has materially affected the value of the security. Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indexes of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts.

Using fair value to price securities may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their net asset values. In addition, it is possible that the fair value determined for a security may be different from the value that may be realized upon the security's sale, and that these differences may be material to the net asset value of the Fund.

Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

Foreign Securities and Currency Transactions—Foreign securities carry more risk than U.S. securities, such as political and currency risks. The Fund normally will invest a large portion of its assets in foreign securities. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The resultant foreign currency gain or loss from the contract is recorded as foreign currency gain or loss and is presented as such in the Statement of Operations. Foreign currency held at June 30, 2005 for settling foreign trades is listed on the Statement of Assets and Liabilities.

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily, as earned, and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Distributions to Shareholders—The Fund declares and distributes dividends (if any) and capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions on Fund portfolio transactions. These commissions reduce Other Expenses and are included in the Expense Offset to Broker Commissions in the Statement of Operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Indemnifications—In the normal course of business, the Company enters into contracts that contain provisions indemnifying other parties against specified potential liabilities. Each Fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Fund that have not yet occurred. However, based on experience, the Funds expect the risk of loss to be remote.

Other—Certain prior year information has been reformatted, without substantive change, to conform with the current period presentation.

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is an indirect wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the Fund's net assets. The fee is 1.00% of the first $250 million of net assets, 0.80% of the next $250 million of net assets and 0.70% of net assets in excess of $500 million.

Founders has agreed to waive a portion of its management fee and to limit the total expenses of the Fund. Founders agreed to waive that portion of its management fee that exceeds 0.75% of the Fund's average net assets and to limit the annual expenses of the Fund (net of credits received from the Fund's custodian and expense offsets to broker commissions) to 1.40% for Class A and Class F shares, 2.15% for Class B and Class C shares, 1.15% for Class R shares and 1.65% for Class T shares. These reductions are made pursuant to a permanent written contractual commitment. For the six months ended June 30, 2005, $131,025 was reimbursed to the Fund by Founders pursuant to this provision.

Shareholder Servicing and Transfer Agency Fees for Class F Shares—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), the direct owner of Founders and a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus", an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. The Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. During the six months ended June 30, 2005, Class F shares were charged $13,410 pursuant to this shareholder services agreement.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all of the Fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges from DTI are paid by the Fund. During the six months ended June 30, 2005, Class F shares were charged $4,685 for out-of-pocket transfer agent charges.

Transfer Agency Fees for Class A, Class B, Class C, Class R and Class T Shares—The fees charged by DTI with respect to the Fund's Class A, B, C, R and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $12.58 to $13.00, per shareholder account considered to be an open account at any time during a given month, plus out-of-pocket charges. Class-specific transfer agency fees, including both the per account fees paid to DTI and out-of-pocket charges, during the six months ended June 30, 2005 were as follows:

	Transfer Agency Fees
Class A	$28,984
Class B	$3,613
Class C	$684
Class R	$706
Class T	$441

Cash Management Fees—The Funds also pay Mellon Bank N.A. ("Mellon Bank"), a wholly-owned subsidiary of Mellon Financial Corporation and an affiliate of Founders, fees for certain cash management services. These include various services related to the processing of shareholder transactions in the Funds. During the six months ended

June 30, 2005, the Fund was charged $475 for cash management fees, which are included in the out-of-pocket transfer agency charges above.

Other Transfer Agency Fees—Various broker-dealers, retirement plan administrators and other entities have established omnibus accounts with the Fund, and provide sub-transfer agency, recordkeeping or similar services to persons holding Fund shares through those accounts. During the six months ended June 30, 2005, the Fund paid $1,660 to these entities for such services. This amount is included in the transfer agency fees shown on the Statement of Operations.

Distribution and Shareholder Services Plans—DSC also is the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing or servicing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the six months ended June 30, 2005, Class F shares were charged $13,105 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class B, Class C and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

Distribution and shareholder servicing fees paid to DSC by the Fund's Class A, B, C and T shares for the six months ended June 30, 2005, were as follows:

	Distribution Fees	Shareholder Servicing Fees
Class A	N/A	$30,189
Class B	$7,371	$2,457
Class C	$1,794	$598
Class T	$173	$173

During the six months ended June 30, 2005, DSC retained $7,771 and $1 of contingent deferred sales charges relating to redemptions of Class B and Class C shares, respectively.

Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of 0.10% of the average daily net assets of the Fund on the first $500 million, 0.065% of the average daily net assets of the Fund on the next $500 million and 0.02% of the average daily net assets of the Fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has contractually agreed in writing to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Fund held by the custodian. The Fund could have employed these assets elsewhere to produce income had it not entered into this arrangement. The custodian has contractually agreed in writing to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the six months ended June 30, 2005, the Fund's portion of the fee waiver was $10,956, which reduced the amount paid to Mellon Bank to $20,635.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is invested in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Other Liabilities on the Statement of Assets and Liabilities. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders, which pays their compensation. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, foreign currency transactions, net operating losses and capital loss carryovers.

The tax components of capital represent distribution requirements the Fund must satisfy under the income tax regulations and losses or tax deductions the Fund may be able to offset against income and capital gains realized in future years. Accumulated capital losses and post-October 31 capital losses noted below, if any, as of December 31, 2004, represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. Accumulated capital losses as of December 31, 2004 were:

Expiration	Amount
2008	$5,074,404
2009	$12,777,527
2010	$5,986,171
2011	$7,339,094
	$31,177,196

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of June 30, 2005 are noted below. Unrealized appreciation/depreciation in the table below excludes appreciation/depreciation on foreign currency translation, if any. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Undistributed Ordinary Income	$9,042
Federal Tax Cost	$28,831,630
Gross Tax Appreciation of Investments	$7,587,950
Gross Tax Depreciation of Investments	$(212,725)
Net Tax Appreciation	$7,375,225

4. Capital Share Transactions

The Fund is authorized to issue 450 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

	Six months ended 6/30/05			Year ended 12/31/04		
	Shares		Amount	Shares		Amount
Class A						
Sold	26,806	$	316,411	111,208	$	1,148,486
Dividends or Distributions Reinvested	0	$	0	14,688	$	174,191
Redeemed	(120,555)	$	(1,423,277)	(315,412)	$	(3,401,160)
Net Decrease	(93,749)	$	(1,106,866)	(189,516)	$	(2,078,483)

	Six months ended 06/30/05			Year ended 12/31/04		
	Shares		Amount	Shares		Amount
Class B						
Sold	11,577	$	135,112	11,870	$	124,485
Redeemed	(52,023)	$	(596,178)	(64,211)	$	(651,991)
Net Decrease	(40,446)	$	(461,066)	(52,341)	$	(527,506)
Class C						
Sold	6,480	$	72,825	6,433	$	64,792
Redeemed	(7,577)	$	(85,800)	(15,944)	$	(159,391)
Net Decrease	(1,097)	$	(12,975)	(9,511)	$	(94,599)
Class F						
Sold	65,567	$	769,530	470,504	$	4,815,790
Dividends or Distributions Reinvested	0	$	0	5,843	$	69,420
Redeemed	(102,707)	$	(1,212,580)	(569,384)	$	(5,865,915)
Net Decrease	(37,140)	$	(443,050)	(93,037)	$	(980,705)
Class R						
Sold	0	$	0	40,338	$	419,337
Dividends or Distributions Reinvested	0	$	0	957	$	11,405
Redeemed	(518)	$	(6,115)	(355,989)	$	(3,804,460)
Net Decrease	(518)	$	(6,115)	(314,694)	$	(3,373,718)
Class T						
Sold	104	$	1,176	1,431	$	14,400
Dividends or Distributions Reinvested	0	$	0	42	$	492
Redeemed	(4,086)	$	(48,027)	(4,460)	$	(45,990)
Net Decrease	(3,982)	$	(46,851)	(2,987)	$	(31,098)

5. Investment Transactions

For the six months ended June 30, 2005, purchases and sales of investment securities (excluding short-term securities and U.S. government obligations) were $9,848,073 and $13,500,345, respectively.

6. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for temporary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $50 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $50 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At June 30, 2005, the Fund did not have any borrowings under the LOC.

7. Legal Matters

In early 2004, two purported class and derivative actions were filed against Mellon Financial Corporation, Mellon Bank, Founders, Dreyfus, and certain directors of the Dreyfus Founders Funds and the Dreyfus Funds (together, the "Defendant Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Defendant Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Defendant Funds. The Amended Complaint in the newly styled *In re Dreyfus Mutual Funds Fee Litigation* also named DSC, Premier Mutual Fund Services, Inc. and two additional directors of the Defendant Funds as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Defendant Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Defendant Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Defendant Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Defendant Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Defendant Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Defendant Funds. Founders, Dreyfus and the Defendant Funds believe the allegations to be totally without merit and intend to defend the action vigorously. The defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Founders nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Founders' ability to perform its contract with the Funds.

Dreyfus Founders International Equity Fund
P.O. Box 55360
Boston, MA 02205-8252
1-800-525-2440
www.founders.com

Proxy Voting Information

A description of the policies and procedures that the Fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the Fund voted these proxies for the 12-month period ended June 30, 2005, is available through the Fund's website at www.founders.com and on the Securities and Exchange Commission's (SEC) website at www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-525-2440.

Portfolio Holdings

The Fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The Fund's Forms N-Q are available on the SEC's website at www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the SEC's Public Reference Room may be obtained by calling 1-800-SEC-0330.

This report and the statements it contains are submitted for the general information of our shareholders. The report is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus.

Dreyfus Service Corporation, Distributor.

A-636-INE-05

SEMIANNUAL REPORT

Dreyfus Founders Mid-Cap Growth Fund

Investment Update
June 30, 2005

Dreyfus Founders Funds®
The Growth Specialists

TABLE OF CONTENTS

Management Overview	3
Fund Expenses	12
Statement of Investments	14
Statement of Assets and Liabilities	18
Statement of Operations	20
Statements of Changes in Net Assets	21
Financial Highlights	22
Notes to Financial Statements	28



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To take advantage of this service, simply inform us online of your decision to receive materials through the Founders E-Communications Program. Cut down on mailbox clutter and help the Fund reduce printing and postage charges by enrolling today at **www.founders.com/ecommunications**. If you own Funds through a third party, enroll at **www.icsdelivery.com**.

Investment Manager

Founders Asset Management LLC
*A Mellon Financial Company*SM
210 University Boulevard, Suite 800
Denver, CO 80206

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

The views expressed in this report reflect those of the portfolio managers only through the end of the period covered and do not necessarily represent the views of Founders or any other person in the Founders organization. Any such views are subject to change at any time based upon market or other conditions and Founders disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus Founders Fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus Founders Fund. Companies appearing in bold print on pages 3-10 were owned by the Fund on June 30, 2005. The amounts of these holdings are included in the Statement of Investments.

Management Overview





A discussion with co-portfolio managers John B. Jares, CFA, left, and Daniel E. Crowe, CFA, regarding Fund performance for the six-month period ended June 30, 2005.

The View Turned Optimistic

The investing environment during the first half of 2005 could be defined by two distinct periods. During the first period, the market struggled with higher energy prices, the Federal Reserve's continued tightening of its monetary policy, a slowing economy and signs of increasing inflation. However, during the latter part of the half, investors became more optimistic based on stable economic growth in the face of continued high oil prices, relatively benign inflation, strong growth in housing prices and the belief that the Federal Reserve was nearing the end of its tightening cycle. To summarize the half, investors went from viewing the glass as half empty to half full.

In spite of this, the majority of growth indexes were down for the first half of 2005. However, the Fund's benchmark, the Russell Midcap Growth Index, was up slightly for the period. For the six-month period ended June 30, 2005, Dreyfus Founders Mid-Cap Growth Fund underperformed its benchmark, which returned 1.70% for the period.

Shifts in Composition

The number of holdings in the Fund remained relatively consistent throughout the first six months of 2005, with approximately 50-60 names comprising the portfolio at any given point in time. The Fund's cash position rose slightly during the latter part of the period due to both the sale of existing positions that had reached target prices and an increasingly cautious outlook.

While stock selection provided both positive and negative impacts to the Fund's relative return, shifts in sector weightings during the period had a slightly negative impact. Overweight positions in the consumer discretionary and information technology sectors were rebalanced during the half. The consumer discretionary weighting was pulled back due to our concern regarding consumer spending and the effect that potentially slower home price appreciation, higher energy costs and moderate employment growth may have on this sector. The Fund's weighting in the information technology sector also declined during the period. Some information technology positions were sold because of fundamental concerns, as well as select investments reaching valuations at which the potential return was no longer justified by the amount of risk. The proceeds from these liquidations were reinvested in companies in other sectors and industries where potentially greater growth opportunities were identified. This re-weighting hampered the Fund's return, particularly as the information technology sector saw gains through the end of the second quarter.

Conversely, the Fund's weighting in the healthcare sector was increased as we found companies with strong growth prospects trading at reasonable valuations that we believed would likely continue to exhibit strong growth in a slowing economy.

"While stock selection provided both positive and negative impacts to the Fund's relative return, shifts in sector weightings during the period had a slightly negative impact."

Throughout the period, we maintained an underweight position in the industrials sector due to high valuations and concerns regarding the current economic conditions.

Stock Selection in IT and Materials Aided Return

Our bottom-up stock selection process aided the Fund's performance for the period; the largest contribution to the Fund's return came from strong stock selection in the information technology (IT) and materials sectors. An overweight position in the telecommunications services sector also buoyed the Fund's performance.

In the information technology sector, **Blackboard, Inc.** a provider of educational software, continued to see strong demand for its academic suite of products as well as upgrades throughout its product line. **Cogent, Inc.**, a provider of automated fingerprint identification systems and other biometrics solutions, was an additional strong performer for the Fund during the period.

Materials holding **Lafarge North America, Inc.**, a diversified provider of construction materials, saw continued strength in cement prices due to a strong economy and limited supply.

Top 3 Performing Sectors in the Fund

Information Technology
Materials
Telecommunications Services

Other strong performers outside the information technology and materials sectors boosted the Fund's performance during the period, in spite of weak stock selection overall in each of these stocks' respective sectors. For example, a distributor of medical and dental products, **Henry Schein, Inc.** showed strong growth within its U.S. dental business and saw its valuation improve as investors became comfortable that the flu vaccine supply issues the company previously encountered did not have a material impact on the long-term value of the company. **American Tower Corporation** benefited as investors realized the attractive fundamentals within the cellular tower industry. The industry

Largest Equity Holdings (ticker symbol)

1.	**American Tower Corporation** (AMT)	**3.92%**
2.	**Harman International Industries, Inc.** (HAR)	**3.72%**
3.	**Lafarge North America, Inc.** (LAF)	**3.47%**
4.	**MGI Pharma, Inc.** (MOGN)	**2.92%**
5.	**First Marblehead Corporation** (FMD)	**2.89%**
6.	**Bed Bath & Beyond, Inc.** (BBBY)	**2.80%**
7.	**Siebel Systems, Inc.** (SEBL)	**2.79%**
8.	**Cogent, Inc.** (COGT)	**2.78%**
9.	**Ball Corporation** (BLL)	**2.75%**
10.	**Waters Corporation** (WAT)	**2.63%**

Portfolio holdings are subject to change, and should not be construed as a recommendation of any security.

Growth of $10,000 Investment

Performance data quoted represents past performance. Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Please call 1-800-525-2440 to obtain the most recent month-end performance data.



Dreyfus Founders Mid-Cap Growth Fund-Class F
Russell Midcap Growth Index
$40,000
$30,000
$20,000
$10,000
$0
6/95
6/97
6/99
6/01
6/03
6/05
$24,634
$14,391

The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Mid-Cap Growth Fund on 6/30/95 to a $10,000 investment made in an unmanaged securities index on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses. **These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.**

The Russell Midcap Growth Index measures the performance of the 800 smallest companies in the Russell 1000 Index with higher price-to-book ratios and higher forecasted growth values. The total return figures cited for this index assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund. The Russell 1000 Index measures the performance of the largest 1,000 publicly traded U.S. companies. Further information related to Fund performance is contained elsewhere in this report.

Average Annual and Year-to Date Total Return as of 6/30/05

Class (Inception Date)	**Year-to-Date**†	**1 Year**	**5 Years**	**10 Years**	**Since Inception**
A Shares (12/31/99)					
With sales charge (5.75%)	(6.59%)	3.79%	(8.84%)	—	(6.84%)
Without sales charge	(0.96%)	10.19%	(7.75%)	—	(5.83%)
B Shares (12/31/99)					
With redemption*	(5.44%)	5.12%	(8.55%)	—	(6.55%)
Without redemption	(1.50%)	9.12%	(8.31%)	—	(6.44%)
C Shares (12/31/99)					
With redemption**	(2.50%)	8.55%	(8.56%)	—	(6.65%)
Without redemption	(1.52%)	9.55%	(8.56%)	—	(6.65%)
F Shares (9/8/61)	(1.18%)	10.26%	(7.34%)	3.71%	N/A
R Shares (12/31/99)	(1.19%)	9.81%	(7.63%)	—	(5.72%)
T Shares (12/31/99)					
With sales charge (4.50%)	(6.01%)	4.27%	(9.44%)	—	(7.43%)
Without sales charge	(1.51%)	9.22%	(8.60%)	—	(6.65%)

Average annual and year-to-date total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but do reflect the reinvestment of dividends and capital gain distributions, fee waivers for certain share classes, and adjustments for financial statement purposes. Part of the Fund's historical performance is due to the purchase of securities sold in initial public offerings (IPOs). There is no guarantee that the Fund's investments in IPOs, if any, will continue to have a similar impact on performance. Part of the Fund's historical performance is due to amounts received from class action settlements regarding prior Fund holdings. There is no guarantee that these settlement distributions will occur in the future or have a similar impact on performance. There are risks associated with mid-cap investing, such as limited product lines, less liquidity, and small market share.

* The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.

** The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

† Total return is not annualized.

has consolidated to a smaller number of financially strong players, and enjoyed stable price increases, improving balance sheets, and strong cash flow generation during the period. **AMR Corporation**, the parent company of American Airlines, an addition to the Fund in the first quarter, was a strong contributor to performance due to stronger airline industry pricing and improved load factors. Finally, merchandising initiatives implemented at **Kohl's Corporation** over the past year led to improvement in same-store sales, driving share price appreciation.

Financials and Healthcare Weighed Heavily

Offsetting the gain seen in the aforementioned sectors, however, was poor stock selection within financials, healthcare and to a lesser extent, energy. Relative weightings in these sectors also detracted from the Fund's return.

In financials, **First Marblehead Corporation**, a provider of outsourcing services for private education lending, declined as investors grew concerned about two factors that may affect the company's long-term growth rate. First, the company delivered slower-than-expected contract growth in the first


Portfolio Composition of Net Assets
24.42% Healthcare
20.61% Consumer Discretionary
13.93% Information Technology
9.69% Financials
6.22% Materials
4.98% Industrials
4.95% Energy
3.92% Telecommunications Services
0.88% Consumer Staples
1.74% Other
8.66% Cash & Equivalents

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio managers and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

Bottom 3 Performing Sectors in the Fund

Financials
Healthcare
Energy

quarter. Second, a large customer announced that it is reconsidering the option of securitizing loans through First Marblehead, which would decrease the revenues the company realized from this customer. However, the Fund increased its position in First Marblehead during the period as we viewed the company as attractively valued, given its long-term growth prospects. Financial guarantor **Ambac Financial Group, Inc.** saw slower new business growth as tight credit spreads limited the amount of new underwriting business, and a low level of new international business was acquired in the first quarter. While we believe that company management has the long-term ability to deliver value in a disciplined manner, the position size was reduced as Ambac's somewhat muted growth expectations led us to consider other positions offering better growth opportunities.

In healthcare, **MGI Pharma, Inc.** underperformed as investors continued to be concerned that one of the company's products would fall short of revenue expectations. Sales might slow due to changes by the Centers for Medicare and Medicaid Services to the reimbursement rate for cancer drugs, including MGI Pharma's chemotherapy-induced naseau and vomiting (CINV) drug Aloxi®. Additionally, GlaxoSmithKline launched an aggressive campaign in an attempt to win greater share of the CINV market. Biomet, Inc. also underperformed due to worries over slowing procedures growth and increasing concerns about pricing pressure for orthopedic hips and knees. Based on these concerns, the Fund sold its position in Biomet.

Select Individual Issues Affected Performance

Select stocks in other sectors also proved to be a hindrance to the Fund's relative performance for the semiannual period. Among these poor performers were Zebra Technologies Corporation, **Harman International Industries, Inc.** and **W.W. Grainger, Inc.** A slow uptake of radio frequency identification contributed to price declines of Zebra Technologies. Furthermore, the company missed first quarter earnings estimates due to order deferrals and distribution capacity constraints in Europe. The stock price of W.W. Grainger, a supplier of facilities maintenance products, declined as higher-than-expected spending on the company's store expansion program and issues regarding a SAP business software implementation project created concerns about future earnings growth. Although we believe that the initiatives put in place at W.W. Grainger may deliver significant shareholder value, we were disappointed with management's lack of willingness to appropriately manage the balance sheet. Therefore, the Fund's position in this holding was reduced. Finally, Harman International Industries' stock price declined due to concerns regarding its competitive positioning for mid- and lower-tier infotainment systems. First quarter revenues for the company also came in below some analysts' expectations as the company prepared for product launches later this year. We viewed the issue regarding competitive positioning as unfounded and the short-term fluctuations in revenue as irrelevant. Therefore, the Fund used share price weakness as an opportunity to increase its position in the company.

In Conclusion

As we headed into the second half of 2005, the Fund had a slightly conservative position. We structured the portfolio to place more emphasis in sectors we feel may grow through a slowing economy as well as in companies that may offer specific growth catalysts.

John B. Jares, CFA
Co-Portfolio Manager

Daniel E. Crowe, CFA
Co-Portfolio Manager

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Fund Expenses

(unaudited)

As a shareholder of the Fund, depending on the class of shares of the Fund you own, you incur two types of costs: (1) transaction costs, including front-end and contingent deferred sales charges; and (2) ongoing costs, including management fees, Rule 12b-1 fees, shareholder services fees, and other expenses. The expense example shown below is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The expense example is based on an investment of $1,000 on January 1, 2005 and held through June 30, 2005.

Actual Expenses The numbers included in the expense example in the rows with the word "Actual" in the title provide information about actual account values and actual expenses. You may use this information to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.60), then multiply the result by the number under the column heading entitled "Expenses Paid During Period" for the class of shares you own to estimate the expenses you paid on your account during this period.

Hypothetical Expenses For Comparison Purposes The numbers included in the expense example in the rows with the word "Hypothetical" in the title provide information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio for each class of shares, and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare the hypothetical expenses in the expense example for the class of shares you own with the hypothetical expenses that appear in the shareholder reports of other funds.

Please note that the expenses shown in the expense example are meant to highlight your ongoing costs only and do not reflect the transaction costs described above. Therefore, the hypothetical expenses in the expense example are useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if the transaction costs were included, your costs would have been higher.

Expense Example

	Beginning Account Value (1/1/05)	Ending Account Value (6/30/05)	Expenses Paid During Period* (1/1/05-6/30/05)
Class A Actual	$1,000.00	$982.66	$7.70
Class A Hypothetical	1,000.00	1,016.96	7.83
Class B Actual	1,000.00	973.03	12.01
Class B Hypothetical	1,000.00	1,012.54	12.25
Class C Actual	1,000.00	973.24	11.61
Class C Hypothetical	1,000.00	1,012.95	11.85
Class F Actual	1,000.00	981.26	6.95
Class F Hypothetical	1,000.00	1,017.72	7.08
Class R Actual	1,000.00	980.28	7.79
Class R Hypothetical	1,000.00	1,016.86	7.93
Class T Actual	1,000.00	972.34	12.55
Class T Hypothetical	1,000.00	1,011.99	12.80

*Expenses are equal to each Class's respective annualized expense ratio, shown below, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).

Expense Ratios

These expense ratios reflect reimbursements and/or waivers of expenses by the Fund's investment adviser or its affiliates, earnings credits and brokerage offsets, where applicable.

	Expense Ratio
Class A	1.56%
Class B	2.44%
Class C	2.36%
Class F	1.41%
Class R	1.58%
Class T	2.55%

Statement of Investments

June 30, 2005 *(unaudited)*

Shares		Market Value
Common Stocks (Domestic)—83.4%		
Airlines—0.6%		
49,000	AMR Corporation*	$ 593,383
Application Software—5.5%		
28,250	Autodesk, Inc.	970,953
80,539	Blackboard, Inc.*	1,926,493
328,650	Siebel Systems, Inc.	2,924,985
		5,822,431
Asset Management & Custody Banks—0.9%		
21,875	Northern Trust Corporation	997,281
Automotive Retail—2.3%		
15,575	Advance Auto Parts, Inc.*	1,005,366
82,550	CSK Auto Corporation*	1,376,934
		2,382,300
Biotechnology—2.7%		
19,175	Genzyme Corporation*	1,152,226
37,175	Gilead Sciences, Inc.*	1,635,328
		2,787,554
Broadcasting & Cable TV—0.3%		
9,350	EchoStar Communications Corporation	281,903
Casinos & Gaming—2.3%		
53,550	GTECH Holdings Corporation	1,565,802
32,800	Scientific Games Corporation*	883,304
		2,449,106
Construction Materials—3.5%		
58,300	Lafarge North America, Inc.	3,640,252
Consumer Electronics—3.7%		
48,025	Harman International Industries, Inc.	3,907,314
Consumer Finance—2.9%		
86,550	First Marblehead Corporation*	3,034,443
Department Stores—2.2%		
41,425	Kohl's Corporation*	2,316,072
Electrical Components & Equipment—2.4%		
24,425	Genlyte Group, Inc.*	1,190,475
47,775	Thomas and Betts Corporation*	1,349,166
		2,539,641
Electronic Equipment Manufacturers—2.8%		
102,250	Cogent, Inc.*	2,919,238
Exchange Traded Funds—1.7%		
58,900	Health Care Select Sector SPDR Fund	1,825,311
Healthcare Distributors—2.6%		
9,000	Fisher Scientific International, Inc.*	584,100
50,975	Henry Schein, Inc.*	2,116,482
		2,700,582

Shares		Market Value
Healthcare Equipment—3.4%		
40,575	PerkinElmer, Inc.	$ 766,868
74,350	Waters Corporation*	2,763,590
		3,530,458
Healthcare Facilities—0.6%		
11,000	Triad Hospitals, Inc.*	601,040
Healthcare Services—3.0%		
18,000	IDEXX Laboratories, Inc.*	1,121,940
39,100	Quest Diagnostics, Inc.	2,082,857
		3,204,797
Home Furnishings—1.6%		
19,975	Mohawk Industries, Inc.*	1,647,938
Homebuilding—0.8%		
11,300	Centex Corporation	798,571
Homefurnishing Retail—2.8%		
70,375	Bed Bath & Beyond, Inc.*	2,940,268
Investment Banking & Brokerage—0.3%		
18,500	Ameritrade Holding Corporation*	343,915
Leisure Facilities—0.8%		
17,500	Royal Caribbean Cruises Limited	846,300
Managed Healthcare—1.0%		
15,550	WellPoint, Inc.*	1,082,902
Metal & Glass Containers—2.8%		
80,225	Ball Corporation	2,884,891
Oil & Gas Drilling—2.3%		
86,200	Patterson-UTI Energy, Inc.	2,398,946
Oil & Gas Equipment & Services—2.7%		
39,000	BJ Services Company	2,046,720
23,550	FMC Technologies, Inc.*	752,894
		2,799,614
Other Diversified Financial Services—1.5%		
22,475	Ambac Financial Group, Inc.	1,567,856
Packaged Foods & Meats—0.9%		
26,225	Dean Foods Company*	924,169
Pharmaceuticals—7.4%		
42,750	Covance, Inc.*	1,918,193
36,250	Medicis Pharmaceutical Corporation Class A	1,150,213
141,100	MGI Pharma, Inc.*	3,070,336
95,125	Theravance, Inc.*	1,617,125
		7,755,867
Real Estate Management & Development—1.2%		
29,800	CB Richard Ellis Group, Inc.*	1,307,028

See notes to statement of investments.

Statement of Investments

June 30, 2005 *(unaudited) (continued)*

Shares		*Market Value*
Semiconductor Equipment—1.0%		
41,650	Novellus Systems, Inc.*	$ 1,029,172
Semiconductors—3.9%		
50,000	Freescale Semiconductor, Inc. Class B*	1,059,000
48,775	International Rectifier Corporation*	2,327,543
19,575	Maxim Integrated Products, Inc.	747,961
		4,134,504
Specialized Finance—1.7%		
6,075	Chicago Mercantile Exchange	1,795,163
Specialty Stores—1.4%		
25,775	Guitar Center, Inc.*	1,504,487
Trading Companies & Distributors—1.0%		
18,750	W.W. Grainger, Inc.	1,027,313
Trucking—1.0%		
55,300	J.B. Hunt Transport Services, Inc.	1,067,290
Wireless Telecommunication Services—3.9%		
195,950	American Tower Corporation*	4,118,869
Total Common Stocks (Domestic) (Cost—$82,616,200)		87,508,169
Common Stocks (Foreign)—8.0%		
Auto Parts & Equipment—2.4%		
58,500	Autoliv, Inc. (SW)	2,562,300
Healthcare Equipment—2.3%		
51,875	Mettler-Toledo International, Inc. (SZ)*	2,416,338
Investment Banking & Brokerage—1.1%		
48,425	Lazard Limited Class A (BD)*	1,125,881
Pharmaceuticals—1.5%		
47,425	Shire Pharmaceuticals Group PLC Sponsored ADR (UK)	1,555,540
Semiconductors—0.7%		
60,100	ATI Technologies, Inc. (CA)*	712,185
Total Common Stocks (Foreign) (Cost—$8,794,837)		8,372,244

Principal Amount		*Amortized Cost*
Corporate Short-Term Notes—7.5%		
Electronic Equipment Manufacturers—3.7%		
$3,900,000	Hitachi America Capital Limited 3.25% 7/1/05~	$ 3,900,000
Multi-Line Insurance—3.8%		
4,000,000	AIG Funding, Inc. 3.23% 7/5/05	3,998,564
Total Corporate Short-Term Notes (Amortized Cost—$7,898,564)		7,898,564
Total Investments—98.9% (Total Cost—$99,309,601)		103,778,977
Other Assets and Liabilities—1.1%		1,191,303
Net Assets—100.0%		$104,970,280

Notes to Statement of Investments

* *Non-income producing.*

~ *Security was acquired pursuant to Section 4(2) of the Securities Act of 1933 and may be deemed to be restricted for resale. These securities amounted to $3,900,00, or 3.7%, of the Fund's net assets as of June 30, 2005.*

ADR - American Depositary Receipt
SPDR - Standard and Poor's Depositary Receipt
BD - Bermuda
CA - Canada
SW - Sweden
SZ - Switzerland
UK - United Kingdom

See notes to financial statements.

Statement of Assets and Liabilities

June 30, 2005 *(unaudited)*

Assets	
Investment securities, at cost	$ 99,309,601
Investment securities, at market	103,778,977
Cash	347,632
Receivables:	
Investment securities sold	4,840,270
Capital shares sold	5,845
Dividends and interest	22,279
Other assets	26,145
Total Assets	109,021,148

Liabilities	
Payables and other accrued liabilities:	
Investment securities purchased	3,848,236
Capital shares redeemed	17,406
Advisory fees	71,314
Shareholder servicing fees	13,839
Accounting fees	5,212
Distribution fees	15,311
Transfer agency fees	5,899
Custodian fees	1,463
Other	72,188
Total Liabilities	4,050,868
Net Assets	$ 104,970,280

Composition of Net Assets	
Capital (par value and paid-in surplus)	$ 140,030,733
Accumulated net investment loss	(457,458)
Accumulated net realized loss from security transactions	(39,072,371)
Net unrealized appreciation on investments and foreign currency translation	4,469,376
Total	$ 104,970,280

Class A		
Net Assets	$	1,506,775
Shares Outstanding		367,000
Net Asset Value, Redemption Price Per Share	$	4.11
Maximum offering price per share (net asset value plus sales charge of 5.75% of offering price)	$	4.36
Class B		
Net Assets	$	1,621,691
Shares Outstanding		410,787
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	3.95
Class C		
Net Assets	$	476,412
Shares Outstanding		122,254
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	3.90
Class F		
Net Assets	$	101,219,927
Shares Outstanding		24,159,197
Net Asset Value, Offering and Redemption Price Per Share	$	4.19
Class R		
Net Assets	$	119,517
Shares Outstanding		28,844
Net Asset Value, Offering and Redemption Price Per Share	$	4.14
Class T		
Net Assets	$	25,958
Shares Outstanding		6,647
Net Asset Value, Redemption Price Per Share	$	3.91
Maximum offering price per share (net asset value plus sales charge of 4.50% of offering price)	$	4.09

See notes to financial statements.

Statement of Operations

For the six months ended June 30, 2005 *(unaudited)*

Investment Income	
Dividends	$ 259,597
Interest	76,569
Foreign taxes withheld	(460)
Total Investment Income	335,706
Expenses	
Advisory fees—Note 2	443,324
Shareholder servicing fees—Note 2	80,268
Accounting fees—Note 2	32,491
Distribution fees—Note 2	71,870
Transfer agency fees—Note 2	43,732
Registration fees	27,890
Postage and mailing expenses	10,295
Custodian fees and expenses—Note 2	3,473
Printing expenses	22,920
Legal and audit fees	20,067
Directors' fees and expenses—Note 2	9,510
Other expenses	20,605
Total Expenses	786,445
Earnings Credits	(3,398)
Reimbursed/Waived Expenses	(1,868)
Expense Offset to Broker Commissions	(7,648)
Net Expenses	773,531
Net Investment Loss	(437,825)
Realized and Unrealized Gain (Loss) on Security Transactions and Foreign Currency Transactions	
Net Realized Gain (Loss) on:	
Security Transactions	11,009,332
Foreign Currency Transactions	(2)
Net Realized Gain on Security and Foreign Currency Transactions	11,009,330
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	(12,187,249)
Net Realized and Unrealized Loss	(1,177,919)
Net Decrease in Net Assets Resulting from Operations	$ (1,615,744)

See notes to financial statements.

Statements of Changes in Net Assets

(unaudited)

	Six months ended 6/30/05	Year ended 12/31/04
Operations		
Net Investment Loss	$ (437,825)	$ (1,149,129)
Net Realized Gain on Security and Foreign Currency Transactions	11,009,330	32,490,110
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	(12,187,249)	(10,271,293)
Net Increase (Decrease) in Net Assets Resulting from Operations	(1,615,744)	21,069,688
Capital Share Transactions		
Net Increase (Decrease)—Note 4		
Class A	(28,129)	152,338
Class B	(165,250)	(32,488)
Class C	54,514	45,566
Class F	(16,492,016)	(60,416,547)
Class R	48,598	(51,768)
Class T	(12,913)	(76)
Net Decrease from Capital Share Transactions	(16,595,196)	(60,302,975)
Net Decrease in Net Assets	(18,210,940)	(39,233,287)
Net Assets		
Beginning of period	$ 123,181,220	$ 162,414,507
End of period	$ 104,970,280	$ 123,181,220
Accumulated Net Investment Loss	$ (457,458)	$ (19,633)

See notes to financial statements.

Financial Highlights
(unaudited)

	Six months ended June 30, 2005	2004	Year ended December 31, 2003	2002	2001
Class A Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$4.15	$3.52	$2.58	$3.44	$4.38
Income from investment operations:					
Net investment income (loss)	(0.02)	(0.03)	0.03	(0.04)	(0.06)
Net realized and unrealized gains (losses) on securities	(0.02)	0.66	0.91	(0.82)	(0.88)
Total from investment operations	(0.04)	0.63	0.94	(0.86)	(0.94)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of period	$4.11	$4.15	$3.52	$2.58	$3.44
Total Return[a]	(0.96%)	17.90%	36.43%	(25.00%)	(21.46%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$1,507	$1,546	$1,191	$476	$538
Ratios to average net assets[b]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[c]	1.59%	1.54%	1.87%	2.15%	2.47%
Expenses with reimbursements, earnings credits and brokerage offsets	1.56%	1.53%	1.86%	2.15%	2.46%
Net investment loss	(0.93%)	(1.07%)	(1.38%)	(1.81%)	(1.93%)
Portfolio turnover rate[d]	195%	147%	160%	216%	214%

a. *Sales charges are not reflected in the total return.*
b. *Annualized.*
c. *Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.*
d. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class B Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$4.01	$3.43	$2.54	$3.39	$4.32
Income from investment operations:					
Net investment loss	(0.06)	(0.07)	(0.03)	(0.05)	(0.05)
Net realized and unrealized gains (losses) on securities	0.00	0.65	0.92	(0.80)	(0.88)
Total from investment operations	(0.06)	0.58	0.89	(0.85)	(0.93)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of period	$3.95	$4.01	$3.43	$2.54	$3.39
Total Return[a]	(1.50%)	16.91%	35.04%	(25.07%)	(21.53%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$1,622	$1,823	$1,587	$969	$1,138
Ratios to average net assets[b]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[c]	2.47%	2.37%	2.65%	2.68%	2.59%
Expenses with reimbursements, earnings credits and brokerage offsets	2.44%	2.37%	2.64%	2.67%	2.58%
Net investment loss	(1.82%)	(1.90%)	(2.16%)	(2.33%)	(2.06%)
Portfolio turnover rate[d]	195%	147%	160%	216%	214%

a. *Sales charges are not reflected in the total return.*
b. *Annualized.*
c. *Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.*
d. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

See notes to financial statements.

Financial Highlights
(unaudited) (continued)

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class C Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$3.96	$3.38	$2.50	$3.36	$4.32
Income from investment operations:					
Net investment loss	(0.03)[a]	(0.06)[a]	(0.10)	(0.08)	(0.08)
Net realized and unrealized gains (losses) on securities	(0.03)	0.64	0.98	(0.78)	(0.88)
Total from investment operations	(0.06)	0.58	0.88	(0.86)	(0.96)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of period	$3.90	$3.96	$3.38	$2.50	$3.36
Total Return[b]	(1.52%)	17.16%	35.20%	(25.60%)	(22.22%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$476	$428	$323	$274	$380
Ratios to average net assets[c]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[d]	2.38%	2.32%	2.51%	2.99%	3.94%
Expenses with reimbursements, earnings credits and brokerage offsets	2.36%	2.31%	2.51%	2.98%	3.93%
Net investment loss	(1.73%)	(1.83%)	(2.02%)	(2.65%)	(3.41%)
Portfolio turnover rate[e]	195%	147%	160%	216%	214%

a. Computed using average shares outstanding throughout the period.
b. Sales charges are not reflected in the total return.
c. Annualized.
d. Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 2.38% (2005), 2.32% (2004), 2.51% (2003), 3.04% (2002), and 4.25% (2001).
e. Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class F Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$4.24	$3.58	$2.62	$3.47	$4.36
Income from investment operations:					
Net investment income (loss)	(0.02)[a]	(0.03)[a]	0.02	(0.04)	(0.05)
Net realized and unrealized gains (losses) on securities	(0.03)	0.69	0.94	(0.81)	(0.84)
Total from investment operations	(0.05)	0.66	0.96	(0.85)	(0.89)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of period	$4.19	$4.24	$3.58	$2.62	$3.47
Total Return	(1.18%)	18.44%	36.64%	(24.50%)	(20.41%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$101,220	$119,273	$159,161	$89,970	$119,708
Ratios to average net assets[b]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[c]	1.43%	1.33%	1.51%	1.56%	1.39%
Expenses with reimbursements, earnings credits and brokerage offsets	1.41%	1.33%	1.50%	1.56%	1.37%
Net investment loss	(0.79%)	(0.87%)	(1.01%)	(1.22%)	(0.84%)
Portfolio turnover rate[d]	195%	147%	160%	216%	214%

a. *Computed using average shares outstanding throughout the period.*
b. *Annualized.*
c. *Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.*
d. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

See notes to financial statements.

Financial Highlights

(unaudited) (continued)

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class R Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$4.19	$3.56	$2.61	$3.48	$4.39
Income from investment operations:					
Net investment income (loss)	(0.02)[a]	(0.04)[a]	(0.03)	(0.04)	0.01
Net realized and unrealized gains (losses) on securities	(0.03)	0.67	0.98	(0.83)	(0.92)
Total from investment operations	(0.05)	0.63	0.95	(0.87)	(0.91)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of period	$4.14	$4.19	$3.56	$2.61	$3.48
Total Return	(1.19%)	17.70%	36.40%	(25.00%)	(20.73%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$120	$71	$119	$77	$49
Ratios to average net assets[b]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[c]	1.61%	1.48%	1.64%	1.97%	2.91%
Expenses with reimbursements, earnings credits and brokerage offsets	1.58%	1.48%	1.64%	1.97%	2.89%
Net investment loss	(0.96%)	(1.03%)	(1.15%)	(1.63%)	(2.40%)
Portfolio turnover rate[d]	195%	147%	160%	216%	214%

a. *Computed using average shares outstanding throughout the period.*
b. *Annualized.*
c. *Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 1.61% (2005), 1.48% (2004), 1.64% (2003), 3.49% (2002), and 57.54% (2001).*
d. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class T Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$3.97	$3.39	$2.51	$3.39	$4.35
Income from investment operations:					
Net investment loss	(0.04)[a]	(0.06)	(0.02)	(0.06)	(0.11)
Net realized and unrealized gains (losses) on securities	(0.02)	0.64	0.90	(0.82)	(0.85)
Total from investment operations	(0.06)	0.58	0.88	(0.88)	(0.96)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of period	$3.91	$3.97	$3.39	$2.51	$3.39
Total Return[b]	(1.51%)	17.11%	35.06%	(25.96%)	(22.07%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$26	$40	$34	$20	$20
Ratios to average net assets[c]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[d]	2.57%	2.26%	2.76%	3.64%	3.13%
Expenses with reimbursements, earnings credits and brokerage offsets	2.55%	2.25%	2.76%	3.63%	3.11%
Net investment loss	(1.92%)	(1.78%)	(2.27%)	(3.29%)	(2.57%)
Portfolio turnover rate[e]	195%	147%	160%	216%	214%

a. Computed using average shares outstanding throughout the period.
b. Sales charges are not reflected in the total return.
c. Annualized.
d. Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 2.57% (2005), 2.26% (2004), 2.76% (2003), 10.30% (2002), and 28.91% (2001).
e. Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.
See notes to financial statements.

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940 (the "1940 Act"). Ten series of shares are currently issued: Balanced, Discovery, Equity Growth, Government Securities, Growth, International Equity, Mid-Cap Growth, Money Market, Passport and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders Mid-Cap Growth Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B shares redeemed within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

Security Valuations—A domestic equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of a security traded on Nasdaq, at its official closing price. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available, or in the case of written call options, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers.

A foreign equity security traded on a foreign exchange is valued at the last quoted official closing price available before the time when the Fund's assets are valued, or at the last quoted sales price if the exchange does not provide an official closing price or if the foreign market has not yet closed. Lacking any sales that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available. Since February 22, 2005, New York closing exchange rates have been used to convert foreign currencies to U.S. dollars. Previously, London closing exchange rates were used to convert foreign currencies to U.S. dollars.

A debt security with a remaining maturity greater than 60 days at the time of purchase is valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such price is not available, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers. A debt security with a remaining maturity of 60 days or less at the time of purchase is valued at amortized cost, which approximates market value, unless it is determined that amortized cost would not represent market value, in which case the securities would be marked to market. The Fund amortizes premiums and discounts on all debt securities.

If market quotations or official closing prices are not readily available or are determined not to reflect accurately fair value, securities will be valued at their fair value as

determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event occurs after the close of the market on which a security is traded but before the Fund calculates its net asset value, and it is determined that the event has materially affected the value of the security. Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indexes of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts.

Using fair value to price securities may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their net asset values. In addition, it is possible that the fair value determined for a security may be different from the value that may be realized upon the security's sale, and that these differences may be material to the net asset value of the Fund.

Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

Foreign Securities and Currency Transactions—Foreign securities carry more risk than U.S. securities, such as political and currency risks. The Fund may invest at least a portion of its assets in foreign securities. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The resultant foreign currency gain or loss from the contract, if any, is recorded as foreign currency gain or loss and would be presented as such in the Statement of Operations.

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of the Internal Revenue Code

that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily, as earned, and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Distributions to Shareholders—The Fund declares and distributes dividends (if any) and capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions on Fund portfolio transactions. These commissions reduce Other Expenses and are included in the Expense Offset to Broker Commissions in the Statement of Operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Indemnifications—In the normal course of business, the Company enters into contracts that contain provisions indemnifying other parties against specified potential liabilities. Each Fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Fund that have not yet occurred. However, based on experience, the Funds expect the risk of loss to be remote.

Other—Certain prior year information has been reformatted, without substantive change, to conform with the current period presentation.

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is an indirect wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the Fund's net assets. The fee is 1.00% of the first $30 million of net assets, 0.75% of the next $270 million of net assets, 0.70% of the next $200 million of net assets and 0.65% of net assets in excess of $500 million.

Shareholder Servicing and Transfer Agency Fees for Class F Shares—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), the direct owner of Founders and a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus", an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. The Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. During the six months ended June 30, 2005, Class F shares were charged $75,695 pursuant to this shareholder services agreement.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all of the Fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges from DTI are paid by the Fund. During the six months ended June 30, 2005, Class F shares were charged $27,420 for out-of-pocket transfer agent charges.

Transfer Agency Fees for Class A, Class B, Class C, Class R and Class T Shares—The fees charged by DTI with respect to the Fund's Class A, B, C, R and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $12.58 to $13.00, per shareholder account considered to be an open account at any time during a given month, plus out-of-pocket charges. Class-specific transfer agency fees, including both the per account fees paid to DTI and out-of-pocket charges, during the six months ended June 30, 2005 were as follows:

	Transfer Agency Fees
Class A	$1,656
Class B	$3,019
Class C	$568
Class R	$182
Class T	$142

Cash Management Fees—The Funds also pay Mellon Bank N.A. ("Mellon Bank"), a wholly-owned subsidiary of Mellon Financial Corporation and an affiliate of Founders, fees for certain cash management services. These include various services related to the processing of shareholder transactions in the Funds. During the six months ended June 30, 2005, the Fund was charged $1,379 for cash management fees, which are included in the out-of-pocket transfer agency charges above.

Other Transfer Agency Fees—Various broker-dealers, retirement plan administrators and other entities have established omnibus accounts with the Fund, and provide sub-transfer agency, recordkeeping or similar services to persons holding Fund shares through those accounts. During the six months ended June 30, 2005, the Fund paid $10,745 to these entities for such services. This amount is included in the transfer agency fees shown on the Statement of Operations.

Distribution and Shareholder Services Plans—DSC also is the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing or servicing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the six months ended June 30, 2005, Class F shares were charged $63,832 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class B, Class C and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

Distribution and shareholder servicing fees paid to DSC by the Fund's Class A, B, C and T shares for the six months ended June 30, 2005, were as follows:

	Distribution Fees	**Shareholder Servicing Fees**
Class A	N/A	$1,869
Class B	$6,391	$2,130
Class C	$1,610	$537
Class T	$37	$37

During the six months ended June 30, 2005, DSC retained $1,514 in sales commissions from the sales of Class A shares. DSC also retained $1,410 and $13 of contingent deferred sales charges relating to redemptions of Class B and Class C shares, respectively.

Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of 0.06% of the average daily net assets of the Fund on the first $500 million, 0.04% of the average daily net assets of the Fund on the next $500 million and 0.02% of the average daily net assets of the Fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has contractually agreed in writing to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Fund held by the custodian. The Fund could have employed these assets elsewhere to produce income had it not entered into this arrangement. The custodian has contractually agreed in writing to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the six months ended June 30, 2005, the Fund's portion of the fee waiver was $1,868, which reduced the amount paid to Mellon Bank to $1,605.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is invested in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Other Liabilities on the Statement of Assets and Liabilities. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders, which pays their compensation. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, foreign currency transactions, net operating losses and capital loss carryovers.

The tax components of capital represent distribution requirements the Fund must satisfy under the income tax regulations and losses or tax deductions the Fund may be able to offset against income and capital gains realized in future years. Accumulated capital losses and post-October 31 capital losses noted below, if any, as of December 31, 2004, represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. Accumulated capital losses as of December 31, 2004 were:

Expiration	Amount
2009	$17,754,484
2010	$31,942,177
	$49,696,661

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of June 30, 2005 are noted below. Unrealized appreciation/depreciation in the table below excludes appreciation/depreciation on foreign currency translation, if any. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Federal Tax Cost	$99,532,476
Gross Tax Appreciation of Investments	$8,272,628
Gross Tax Depreciation of Investments	$(4,026,127)
Net Tax Appreciation	$4,246,501

4. Capital Share Transactions

The Fund is authorized to issue 500 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

	Six months ended 6/30/2005			Year ended 12/31/2004		
	Shares		Amount	Shares		Amount
Class A						
Sold	100,690	$	403,469	226,896	$	852,592
Redeemed	(105,994)	$	(431,598)	(193,006)	$	(700,254)
Net Increase (Decrease)	(5,304)	$	(28,129)	33,890	$	152,338
Class B						
Sold	40,150	$	157,645	89,684	$	322,791
Redeemed	(83,979)	$	(322,895)	(98,294)	$	(355,279)
Net Decrease	(43,829)	$	(165,250)	(8,610)	$	(32,488)

	Six months ended 6/30/2005			Year ended 12/31/2004		
	Shares		Amount	Shares		Amount
Class C						
Sold	25,080	$	96,933	110,256	$	385,913
Redeemed	(11,003)	$	(42,419)	(97,748)	$	(340,347)
Net Increase	14,077	$	54,514	12,508	$	45,566
Class F						
Sold	658,250	$	2,677,721	3,973,983	$	14,909,282
Redeemed	(4,661,355)	$	(19,169,737)	(20,268,328)	$	(75,325,829)
Net Decrease	(4,003,105)	$	(16,492,016)	(16,294,345)	$	(60,416,547)
Class R						
Sold	15,110	$	61,832	23,623	$	90,989
Redeemed	(3,227)	$	(13,234)	(40,138)	$	(142,757)
Net Increase (Decrease)	11,883	$	48,598	(16,515)	$	(51,768)
Class T						
Sold	0	$	0	1,380	$	4,956
Redeemed	(3,319)	$	(12,913)	(1,452)	$	(5,032)
Net Decrease	(3,319)	$	(12,913)	(72)	$	(76)

5. Investment Transactions

For the six months ended June 30, 2005, purchases and sales of investment securities (excluding short-term securities and U.S. government obligations) were $101,116,063 and $121,701,229, respectively.

6. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for temporary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $50 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $50 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At June 30, 2005, the Fund did not have any borrowings under the LOC.

7. Legal Matters

In early 2004, two purported class and derivative actions were filed against Mellon Financial Corporation, Mellon Bank, Founders, Dreyfus, and certain directors of the Dreyfus Founders Funds and the Dreyfus Funds (together, the "Defendant Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Defendant Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Defendant Funds. The Amended Complaint in the newly styled *In re Dreyfus Mutual Funds Fee Litigation* also named DSC, Premier Mutual Fund Services, Inc. and two additional directors of the Defendant Funds as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Defendant Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Defendant Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Defendant Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Defendant Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Defendant Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Defendant Funds. Founders, Dreyfus and the Defendant Funds believe the allegations to be totally without merit and intend to defend the action vigorously. The defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Founders nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Founders' ability to perform its contract with the Funds.

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Dreyfus Founders Mid-Cap Growth Fund
P.O. Box 55360
Boston, MA 02205-8252
1-800-525-2440
www.founders.com

Proxy Voting Information

A description of the policies and procedures that the Fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the Fund voted these proxies for the 12-month period ended June 30, 2005, is available through the Fund's website at www.founders.com and on the Securities and Exchange Commission's (SEC) website at www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-525-2440.

Portfolio Holdings

The Fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The Fund's Forms N-Q are available on the SEC's website at www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the SEC's Public Reference Room may be obtained by calling 1-800-SEC-0330.

This report and the statements it contains are submitted for the general information of our shareholders. The report is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus.

Dreyfus Service Corporation, Distributor.

A-636-MCAP-05

SEMIANNUAL REPORT

Dreyfus Founders Passport Fund

Investment Update
June 30, 2005


Dreyfus Founders Funds
The Growth Specialists

TABLE OF CONTENTS

Management Overview	3
Fund Expenses	10
Statement of Investments	12
Statement of Assets and Liabilities	20
Statement of Operations	22
Statements of Changes in Net Assets	23
Financial Highlights	24
Notes to Financial Statements	30



Paperless Delivery of this Report

Did you know you can reduce your postal mail by accessing Dreyfus Founders Funds regulatory material online? It's a simple, reliable process: when new documents such as this financial report are available, we'll send you an e-mail notification containing a convenient link that will take you directly to that Fund information on our website.

To take advantage of this service, simply inform us online of your decision to receive materials through the Founders E-Communications Program. Cut down on mailbox clutter and help the Fund reduce printing and postage charges by enrolling today at **www.founders.com/ecommunications**. If you own Funds through a third party, enroll at **www.icsdelivery.com**.

Investment Manager
Founders Asset Management LLC
*A Mellon Financial Company*SM
210 University Boulevard, Suite 800
Denver, CO 80206

Distributor
Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

MANAGEMENT OVERVIEW



A discussion with portfolio manager Tracy P. Stouffer, CFA, regarding Fund performance for the six-month period ended June 30, 2005.

Weak Investing Environment

Although the first quarter of 2005 provided a difficult international investing environment, the second quarter presented an even more challenging one. Major currencies, including the euro and the yen, dropped against the U.S. dollar, depressing investment returns. Fears of a slowdown in the Chinese and U.S. economies, along with rising transportation, raw materials and energy costs, and higher interest rates, plagued investor sentiment worldwide.

In Europe, French and Dutch "no" votes on the European Union constitution drew much attention during the period. On the positive side, the European region continued to enjoy significant merger and acquisition activity. While the benefits of anticipated synergies are yet to be determined, these transactions highlighted the abundant liquidity in European markets.

For the period ended June 30, 2005, the Dreyfus Founders Passport Fund underperformed its international small-cap benchmark, the Morgan Stanley Capital International (MSCI) World ex U.S. Small Cap Index, which returned 4.13%. The Fund's performance compared favorably[1] to the large-cap MSCI World ex U.S. Index, which returned -0.71% for the six-month timeframe.

Oil Stocks Aided Performance

Crude oil prices continued to increase during the period, surpassing $60 per barrel. As the first quarter experienced a glut, the second quarter found an acute capacity squeeze through a lack of storage, ports, facilities and boats.

---

[1] Excluding sales charges, which result in lower returns for certain share classes. Please see page 7 for Average Annual and Year-to-Date Total Returns for all share classes, including and excluding sales charges.

The Morgan Stanley Capital International (MSCI) World ex U.S. Small Cap Index measures global performance of small capitalization securities outside of the United States. The total return figures cited for this index assume change in share price and reinvestment of dividends after the deduction of local taxes, but do not reflect the costs of managing a mutual fund.

These factors combined to boost the performance of many oil services companies. Norway performed strongly from its heavy weighting in this industry, with oil services companies such as **Fred Olsen Energy ASA** posting a positive return. France's **Vallourec SA** also saw a stock price increase in this high price and high demand oil environment. The Fund continued to hold numerous oil services stocks as capacity constraints benefited these companies through the end of the period.

Consumer-Related Stocks Helped Fund Return

Some of the Fund's top-performing holdings during the period were found in the consumer discretionary sector. Although Internet gaming is not a new industry, the advent of televised poker tournaments has pumped energy and money into online gaming, particularly online poker. The Fund found numerous growth opportunities in this industry; gaming host companies such as BETandWIN.com Interactive as well as Britain's Gaming VC Holdings SA reaped the benefits of this surging popularity during the period. BetandWin.com was one of Austria's, as well as the Fund's, stronger individual performers. Although the Fund benefited from these stocks, it exited its positions in these companies by the end of the period, as more compelling growth opportunities were found in other areas. A broker of entertainment tickets, Germany's **CTS Eventim AG**, also positively impacted Fund performance in this sector.

Top 3 Performing Sectors in the Fund

Consumer Discretionary
Energy
Consumer Staples

Strong stock selection in the consumer staples sector also aided the Fund's relative return.

Green Push Lifted Return

Despite multiple negative headwinds facing small-cap stocks, the Fund found strong growth prospects in renewable energy sources, such as solar and biofuels, which benefited during the period from both pricing and policy. Beyond the measures implemented due to the Kyoto Protocol, an agreement by various countries to reduce emissions of greenhouse gases, legislation is being passed in many countries, primarily in Europe, which mandates the use of renewable energy. For example, the United Kingdom has legislated that 20% of all new construction's energy come from renewable sources. This also will apply to all new construction for the Olympic games in 2012. Many companies are benefiting, particularly in the solar component market, from this green push. In fact, manufacturers of polysilicon and the solar wafers used in solar panels' photovoltaic cells boosted the Fund's performance during the period; the relative performance of Taiwan and Germany, in which many of these companies are domiciled, was aided in part by this industry. German holding SolarWorld AG was among the Fund's top performers for the period.

"Renewable energy sources, such as solar and biofuels, benefited during the period from both pricing and policy."

Countries Impacted Performance

Retailer **Ic Companys AS**, a Danish holding, performed well for the Fund due to a recently implemented comprehensive restructuring plan. The Fund's position in India was positively impacted by the performance of stocks such as equity brokerage house **Indiabulls Financial Services** and low-cost airline company **SpiceJet Limited**. The Fund's position in Germany benefited from the aforementioned SolarWorld AG and CTS Eventim AG. Semiconductor issue **Wafer Works Corporation** also aided the Fund's return from Taiwan.

The Fund's holdings in Hong Kong suffered during the period primarily due to the effect of interest rate increases on the country's pegged currency, as well as its association with China. Our positions in Australia, South Korea, Singapore and Italy also underperformed overall.

Largest Equity Holdings (country of origin; ticker symbol)

1.	**Empire Online Limited 144A** (United Kingdom; EOL)	**1.22%**
2.	**Sinvest ASA** (Norway; SIN)	**1.21%**
3.	**APL AS** (Norway; APL)	**1.21%**
4.	**Micro Focus International PLC** (United Kingdom; MCRO)	**1.16%**
5.	**Ocean Rig ASA** (Norway; OCR)	**1.15%**
6.	**Ultra Electronics Holdings PLC** (United Kingdom; ULE)	**1.15%**
7.	**Meda AB Class A** (Sweden; MEDAA)	**1.13%**
8.	**SpiceJet Limited** (India; MFT)	**1.11%**
9.	**Don Quijote Company Limited** (Japan; 7532)	**1.10%**
10.	**Aker Kvaerner ASA** (Norway; AKVR)	**1.09%**

Portfolio holdings are subject to change, and should not be construed as a recommendation of any security.

Growth of $10,000 Investment

Performance data quoted represents past performance. Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Please call 1-800-525-2440 to obtain the most recent month-end performance data.



Dreyfus Founders Passport Fund-Class F
MSCI World ex U.S. Index
$50,000
$40,000
$30,000
$20,000
$10,000
$0
6/95
6/97
6/99
6/01
6/03
6/05
$24,038
$17,178

The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Passport Fund on 6/30/95 to a $10,000 investment made in an unmanaged securities index on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses, subject to applicable fee waivers. **These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.**

The Morgan Stanley Capital International (MSCI) World ex U.S. Index measures global developed market equity performance outside of the United States. The total return figures cited for this index assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund. Further information related to Fund performance is contained elsewhere in this report.

Average Annual and Year-to Date Total Return as of 6/30/05

Class (Inception Date)	**Year-to-Date**†	**1 Year**	**5 Years**	**10 Years**	**Since Inception**
A Shares (12/31/99)					
With sales charge (5.75%)	(4.61%)	9.35%	(2.48%)	—	(4.12%)
Without sales charge	1.19%	16.01%	(1.32%)	—	(3.08%)
B Shares (12/31/99)					
With redemption*	(3.25%)	10.96%	(2.49%)	—	(4.01%)
Without redemption	0.75%	14.96%	(2.14%)	—	(3.86%)
C Shares (12/31/99)					
With redemption**	(0.19%)	14.06%	(2.12%)	—	(3.87%)
Without redemption	0.81%	15.06%	(2.12%)	—	(3.87%)
F Shares (11/16/93)	1.25%	16.07%	(1.29%)	9.17%	8.37%
R Shares (12/31/99)	1.29%	16.17%	(1.87%)	—	(3.55%)
T Shares (12/31/99)					
With sales charge (4.50%)	(3.63%)	10.20%	(3.09%)	—	(4.68%)
Without sales charge	0.93%	15.38%	(2.19%)	—	(3.88%)

Average annual and year-to-date total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but do reflect the reinvestment of dividends and capital gain distributions, fee waivers, and adjustments for financial statement purposes. Part of the Fund's historical performance is due to the purchase of securities sold in initial public offerings (IPOs). There is no guarantee that the Fund's investments in IPOs, if any, will continue to have a similar impact on performance. There are risks associated with small-cap investments such as limited product lines, less liquidity, and small market share. Investments in foreign securities entail unique risks, including political, market, and currency risks.

* The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.

** The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

† Total return is not annualized.

Select Sectors Detracted

The Fund held an underweight position in the financials sector at the end of the period. Paired with weak individual stock performance, primarily from Japanese real estate companies, Islamic Bank of Britain PLC and Upbest Group Limited, the Fund's relative return suffered. Industrials and telecommunications services holdings also underperformed for the Fund.

Company-Specific Disappointments

Although the consumer discretionary sector provided a positive impact during the period, numerous holdings in this sector underperformed. Among them were France's **123 Multimedia**, clothing retailer RNB Retail and Brands AB, Gentosha, Inc., and Hong Kong's Pearl Oriental Enterprises Limited. Gentosha, a Japanese bookstore, fell as the market awaited the outcome of the company's internal restructuring efforts.



Portfolio Composition of Net Assets
18.98% Japan
10.54% United Kingdom
10.04% India
9.49% Norway
6.18% South Korea
5.30% Canada
5.13% Taiwan
4.36% Singapore
27.71% Other Countries
2.27% Cash & Equivalents

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio manager and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

Bottom 3 Performing Sectors in the Fund

Financials
Industrials
Telecommunications Services

Information technology holdings Cyber Agent Limited, PChome Online and Boss Media AB also declined during the half. PChome Online's stock fell due to a change in the company's business model, resulting in much lower margins.

D1 Oils PLC also detracted from the Fund's return in spite of the strong performance of the energy sector.

In Conclusion

At the end of the period, we continued to find investment opportunities in sectors with shortages or bottlenecks, including energy infrastructure, renewable energy and energy conservation plays. We also were very positive on companies that contribute to the development of the sophistication of financial markets and products. Finally, we were looking for opportunities to invest in beneficiaries of petrodollars.

As always, we continue to seek out international small-cap companies with the strongest growth potential by intensive analysis, management contact and fundamental, bottom-up research.

Tracy P. Stouffer, CFA
Portfolio Manager

Fund Expenses

(unaudited)

As a shareholder of the Fund, depending on the class of shares of the Fund you own, you incur two types of costs: (1) transaction costs, including front-end and contingent deferred sales charges; and (2) ongoing costs, including management fees, Rule 12b-1 fees, shareholder services fees, and other expenses. The expense example shown below is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The expense example is based on an investment of $1,000 on January 1, 2005 and held through June 30, 2005.

Actual Expenses The numbers included in the expense example in the rows with the word "Actual" in the title provide information about actual account values and actual expenses. You may use this information to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.60), then multiply the result by the number under the column heading entitled "Expenses Paid During Period" for the class of shares you own to estimate the expenses you paid on your account during this period.

Hypothetical Expenses For Comparison Purposes The numbers included in the expense example in the rows with the word "Hypothetical" in the title provide information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio for each class of shares, and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare the hypothetical expenses in the expense example for the class of shares you own with the hypothetical expenses that appear in the shareholder reports of other funds.

Please note that the expenses shown in the expense example are meant to highlight your ongoing costs only and do not reflect the transaction costs described above. Therefore, the hypothetical expenses in the expense example are useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if the transaction costs were included, your costs would have been higher.

Expense Example

	Beginning Account Value (1/1/05)	Ending Account Value (6/30/05)	Expenses Paid During Period* (1/1/05-6/30/05)
Class A Actual	$1,000.00	$1,001.71	$10.23
Class A Hypothetical	1,000.00	1,014.50	10.29
Class B Actual	1,000.00	992.92	14.53
Class B Hypothetical	1,000.00	1,010.14	14.66
Class C Actual	1,000.00	993.80	14.29
Class C Hypothetical	1,000.00	1,010.39	14.41
Class F Actual	1,000.00	1,002.60	9.93
Class F Hypothetical	1,000.00	1,014.80	9.99
Class R Actual	1,000.00	1,003.55	9.33
Class R Hypothetical	1,000.00	1,015.41	9.39
Class T Actual	1,000.00	996.88	12.46
Class T Hypothetical	1,000.00	1,012.24	12.55

*Expenses are equal to each Class's respective annualized expense ratio, shown below, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).

Expense Ratios

These expense ratios reflect reimbursements and/or waivers of expenses by the Fund's investment adviser or its affiliates, earnings credits and brokerage offsets, where applicable.

	Expense Ratio
Class A	2.05%
Class B	2.92%
Class C	2.87%
Class F	1.99%
Class R	1.87%
Class T	2.50%

Statement of Investments

June 30, 2005 *(unaudited)*

Shares		Market Value
Common Stocks (Foreign)—97.4%		
Aerospace & Defense—1.9%		
231,961	Taneja Aerospace Aviation (IN)*	$ 423,641
80,000	Ultra Electronics Holdings PLC (UK)	1,153,915
50,000	VT Group PLC (UK)	316,252
		1,893,808
Agricultural Products—0.3%		
425,000	Petra Foods Limited (SG)	262,174
Air Freight & Logistics—0.5%		
166	World Logi Company Limited (JA)*	459,490
Airlines—1.1%		
735,000	SpiceJet Limited (IN)*	1,110,742
Apparel Retail—2.0%		
61	Link Theory Holdings Company Limited (JA)	482,346
151,500	Mulberry Group PLC (UK)*	417,690
14,800	Point, Inc. (JA)	581,805
58,475	Shoppers' Stop Limited (IN)*	485,084
		1,966,925
Apparel, Accessories & Luxury Goods—1.2%		
11,800	IC Companys AS (DE)*	527,025
51,000	Mariella Burani Spa (IT)	654,859
		1,181,884
Application Software—1.2%		
406,775	Micro Focus International PLC (UK)*	1,166,171
Brewers—0.3%		
585	Harboes Bryggeri AS Class B (DE)	258,429
Broadcasting & Cable TV—0.4%		
10,000	Qrix Communication, Inc. (KR)	381,344

Guide to Understanding Foreign Holdings

The following abbreviations are used throughout the Statement of Investments to indicate the country of origin on non-U.S. holdings.

AU	Australia	HK	Hong Kong	SG	Singapore
BD	Bermuda	ID	Indonesia	SP	Spain
BE	Belgium	IN	India	SW	Sweden
CA	Canada	IT	Italy	SZ	Switzerland
CN	China	JA	Japan	TH	Thailand
DE	Denmark	KR	South Korea	TU	Turkey
FI	Finland	MA	Malaysia	TW	Taiwan
FR	France	NE	Netherlands	UK	United Kingdom
GE	Germany	NW	Norway		
GR	Greece	PH	Philippines		

Shares		Market Value
Building Products—0.5%		
195,050	Lloyd Electric & Engineering (IN)*	$ 489,251
Casinos & Gaming—3.7%		
375,000	Empire Online Limited 144A (UK)*†	1,218,935
342,475	IG Group Holdings PLC (UK)*	898,989
744,000	Melco International Development Limited (HK)	890,387
35,000	Unibet Group PLC (SW)	716,855
		3,725,166
Commodity Chemicals—1.6%		
20,570,000	Daqing Petroleum and Chemical Group Limited (HK)	1,085,279
20,000	Soken Chemical & Engineering Company Limited (JA)	504,914
		1,590,193
Communications Equipment—3.4%		
402,000	CyberTAN Technology, Inc. (TW)	299,517
18,200	Digital Multimedia Technologies SPA (IT)*	576,198
179,350	Exfo Electro-Optical Engineering, Inc. (CA)*	778,379
70,000	Giant Wireless Technology Limited (SG)	21,176
64,600	RTX Telecom AS (DE)*	786,884
127,000	Tamura Taiko Holdings, Inc. (JA)	1,000,793
		3,462,947
Computer Storage & Peripherals—0.8%		
3,250,000	Anwell Technologies Limited (SG)	385,551
56,000	King Slide Works Company Limited (TW)	387,182
		772,733
Construction & Engineering—3.5%		
83,050	Abengoa SA (SP)	964,880
87,000	Chiyoda Corporation (JA)	1,078,577
22,350	Korea Development Corporation (KR)	522,832
2,000,000	Power Line Engineering Public Company Limited Foreign Shares (TH)#	435,572
80,000	WorleyParsons Limited (AU)	480,475
		3,482,336
Construction Materials—0.2%		
49,000	Cimsa Cimento Sanayi ve Ticaret AS (TU)	235,701
Construction, Farm Machinery & Heavy Trucks—1.7%		
28,200	Aker Yards AS (NW)	1,087,553
25,000	STX Shipbuilding Company Limited (KR)	592,073
		1,679,626
Department Stores—0.7%		
19,350	Stockmann AB Class B (FI)	690,821
Distillers & Vintners—0.5%		
54,825	Radico Khaitan Limited (IN)	519,813

See notes to statement of investments.

Shares		Market Value
Diversified Commercial & Professional Services—1.4%		
22	First Energy Service Company Limited (JA)*	$ 493,914
600,000	Raffles Education Corporation Limited (SG)	266,920
35,000	Ramirent Oyj (FI)	656,965
		1,417,799
Diversified Metals & Mining—3.4%		
208,275	Birch Mountain Resources Limited (CA)*	469,180
192,425	HEG Limited (IN)	621,647
100,000	International Uranium Corporation (CA)*	432,582
64,300	Major Drilling Group International, Inc. (CA)*	635,023
13,000	Toho Titanium Company Limited (JA)	478,226
180,000	Uranium Participation Corporation 144A (CA)*†	822,723
		3,459,381
Electric Utilities—0.5%		
180,000	Webel-Sl Energy Systems Limited (IN)*	486,072
Electrical Components & Equipment—1.6%		
1,000,000	Magnecomp International Limited (SG)	566,463
1,000,000	Surface Mount Technology (Holdings) Limited (SG)	415,208
289,000	VTech Holdings Limited (HK)	674,990
		1,656,661
Electronic Equipment Manufacturers—4.9%		
294,000	Cheng Uei Precision Industry Company Limited (TW)	858,564
8,400	HF Company (FR)	505,240
62,200	Micronic Laser Systems AB (SW)*	696,694
87,750	Rotork PLC (UK)	746,842
10,160	SFA Engineering Corporation (KR)	263,698
114,000	Simplo Technology Company Limited (TW)	282,526
774,000	Sino-American Silicon Products, Inc. (TW)	1,029,964
27,810	Telechips, Inc. (KR)	517,489
		4,901,017
Electronic Manufacturing Services—0.7%		
61,710	ADP Engineering Company Limited (KR)*	683,015
Environmental & Facilities Services—0.5%		
374	Nippon Jogesuido Sekkei Company Limited (JA)	499,071
Gas Utilities—0.7%		
138,000	Shizuoka Gas Company Limited (JA)	707,979
General Merchandise Stores—1.1%		
20,300	Don Quijote Company Limited (JA)	1,105,509
Healthcare Equipment—0.8%		
6,800	Ypsomed Holding AG (SZ)*	777,370
Healthcare Facilities—0.9%		
26,025	Generale de Sante (FR)	636,216
39,000	Nichiryoku Company Limited (JA)	232,080
		868,296

Shares		Market Value
Healthcare Services—0.6%		
45,000	RaySearch Laboratories AB (SW)*	$ 604,846
Homebuilding—0.3%		
134,968	D.S. Kulkarni Developers (IN)	260,002
Hotels, Resorts & Cruise Lines—1.4%		
60,000	De Vere Group PLC (UK)	606,343
180,000	Formosa International Hotels Corporation (TW)	302,320
121,850	Hotel Leelaventure Limited (IN)	526,499
		1,435,162
Industrial Machinery—2.3%		
350,000	Japan Steel Works Limited (JA)	953,025
12,000	KCI Konecranes Oyj (FI)	511,921
30,000	Metka SA (GR)	267,941
3,000,000	Midas Holdings Limited (SG)	533,839
		2,266,726
Integrated Telecommunication Services—1.0%		
100	M.P. Technologies, Inc. (JA)	515,733
250,000	Spanco Telesystems and Solutions Limited (IN)	463,197
		978,930
Internet Software & Services—2.9%		
75	DeNA Company Limited (JA)*	632,269
226	Digital Arts, Inc. (JA)*	821,189
22	Gourmet Navigator, Inc. (JA)*	116,238
88	Gourmet Navigator, Inc. New Shares (JA)*	386,403
121,300	Thomson Intermedia PLC (UK)*	423,822
25,940	Webzen, Inc. (KR)	495,230
		2,875,151
Investment Banking & Brokerage—0.6%		
45	Fintech Global, Inc. (JA)*	616,716
IT Consulting & Other Services—2.3%		
165,000	AffectoGenimap Oyj (FI)*	910,565
1,500,000	CSE Global Limited (SG)	609,467
120,750	Transcom WorldWide SA Class B (SW)*	766,676
		2,286,708
Leisure Facilities—0.7%		
302,975	Goals Soccer Centres PLC (UK)*	678,586
Marine—2.2%		
25,000	Cargotec Corporation Class B (FI)*	697,991
63,500	Geo ASA 144A (NW)*†^#	194,359
19,350	Koninklijke Vopak NV (NE)	488,492
1,697,000	Labroy Marine Limited (SG)	805,267
		2,186,109

See notes to statement of investments.

Statement of Investments

June 30, 2005 *(unaudited) (continued)*

Shares		Market Value
Movies & Entertainment—1.9%		
17,000	123 Multimedia (FR)	$ 639,840
21,300	Club iT Corporation (JA)*	460,914
18,400	CTS Eventim AG (GE)*	772,698
		1,873,452
Multi-Sector Holdings—0.6%		
15,000	Ackermans & van Haaren NV (BE)	630,643
Oil & Gas Drilling—2.7%		
41,200	Fred Olsen Energy ASA (NW)*	1,052,967
140,000	Ocean Rig ASA (NW)*	1,156,972
150,950	Saxon Energy Services, Inc. (CA)*	480,497
		2,690,436
Oil & Gas Equipment & Services—5.9%		
27,000	Aker Kvaerner ASA (NW)*	1,097,057
111,200	APL AS (NW)*	1,208,270
16,475	Exploration Resources ASA (NW)*	474,006
210,000	Sinvest ASA (NW)*	1,211,606
56,000	Stolt Offshore SA (NW)*	512,067
1,607	Vallourec SA (FR)	462,477
601,975	Welspun Gujarat Stahl Rohren Limited (IN)*	933,252
		5,898,735
Oil & Gas Exploration & Production—3.1%		
150,000	Find Energy Limited (CA)*	500,735
143,800	Revus Energy ASA (NW)*	988,112
447,450	UTS Energy Corporation (CA)*	938,579
110,000	Venture Production PLC (UK)*	727,782
		3,155,208
Oil & Gas Refining & Marketing—1.0%		
47,500	D1 Oils PLC (UK)*	263,842
15,000	Motor Oil (Hellas) Corinth Refineries SA (GR)	222,195
173,000	Singapore Petroleum Company Limited (SG)	508,974
		995,011
Oil & Gas Storage & Transportation—0.5%		
224,250	Aygaz AS (TU)	522,492
Other Diversified Financial Services—0.9%		
249,575	Indiabulls Financial Services (IN)*	929,412
Packaged Foods & Meats—0.8%		
1,050	Hiestand Holding AG (SZ)	826,726
Paper Packaging—0.6%		
1,066,000	Vision Grande Group Holdings Limited (HK)	603,577
Pharmaceuticals—3.1%		
25,580	Boryung Pharmaceutical Company (KR)	704,717
21,470	Il Dong Pharmaceutical Company (KR)	691,108
300,000	Kopran Limited (IN)*	566,532
111,500	Meda AB Class A (SW)	1,134,711
		3,097,068

Shares		Market Value
Publishing—0.5%		
450	Chintai Jutaku News Company Limited (JA)	$ 555,856
Real Estate Investment Trusts—0.7%		
415,000	Yapi Kredi Koray Gayrimenkul Yatirim Ortakligi AS (TU)*	745,472
Real Estate Management & Development—4.2%		
379	Arealink Company Limited (JA)	744,946
139	Arealink Company Limited New Shares (JA)*#	259,552
282,500	Expomedia Group PLC (UK)*	663,098
24,600	FJ Next Company Limited (JA)	290,560
172	RISA Partners, Inc. (JA)*	555,189
2,000,000	Rojana Industrial Park Public Company Limited Foreign Shares (TH)#	375,076
199	Sun Frontier Fudousan Company Limited (JA)	654,900
30,000	Touei Housing Corporation (JA)	630,241
		4,173,562
Regional Banks—2.0%		
3,675	Forstaedernes Bank AS (DE)	360,278
60,000	Geniki Bank (GR)*	559,119
4,994,500	Lippo Bank TBK PT (ID)*	603,843
790	Ringkjoebing Landbobank Aktieselskab (DE)	365,670
100,000	Yes Bank Limited (IN)*#	103,508
		1,992,418
Semiconductor Equipment—1.4%		
36,320	Jusung Engineering Company Limited (KR)	484,501
86,175	Silicon-On-Insulator Technologies (FR)*	938,612
		1,423,113
Semiconductors—3.8%		
160,000	Elite Semiconductor Memory Technologies, Inc. (TW)	313,181
41,800	MegaChips Corporation (JA)	489,193
148	Nihon Aim Company Limited (JA)	813,993
52,500	Nordic Semiconductor ASA (NW)*	528,270
309,000	System General Corporation (TW)*	613,610
1,318,000	Wafer Works Corporation (TW)*	1,061,058
		3,819,305
Soft Drinks—0.7%		
753,500	Mount Everest Mineral Water (IN)*	736,601
Specialized Consumer Services—0.4%		
25,000	Homeserve PLC (UK)	445,709
Specialized Finance—1.9%		
1,334,000	Fil-Hispano Holdings Corporation (PH)*	157,292
142,175	FireOne Group PLC (UK)*	840,669
724,346	SREI Infrastructure Finance Limited (IN)	961,352
		1,959,313

See notes to statement of investments.

Statement of Investments

June 30, 2005 *(unaudited) (continued)*

Shares		*Market Value*
Specialty Chemicals—2.3%		
25,900	Auriga Industries AS Class B (DE)	$ 757,162
81,300	Shinwha Intertek Corporation (KR)	860,546
101,000	Tokuyama Corporation (JA)	719,412
		2,337,120
Systems Software—0.5%		
12,500	Software AG (GE)	516,610
Textiles—1.2%		
114,875	SRF Limited (IN)	451,177
152,000	Toho Tenax Company Limited (JA)*	735,948
		1,187,125
Trading Companies & Distributors—0.4%		
200,000	BSL Corporation (JA)	449,013
Total Common Stocks (Foreign) (Cost—$94,891,050)		97,644,637

Units		*Market Value*
Foreign Rights and Warrants—0.3%		
Electric Utilities—0.2%		
424,000	VRB Power Systems Special Warrants 144A, expire 2005 (CA)*†^#	$ 249,167
Integrated Telecommunication Services—0.0%		
600,000	Yangtze Telecom Corporation Warrants, expire 2005 (CN)*^#	0
Publishing—0.1%		
204,677	Media Prima Berhad ICULS (MA)	53,054
Regional Banks—0.0%		
60,000	Geniki Bank SA Rights (GR)*	37,759
Total Foreign Rights and Warrants (Cost—$367,083)		339,980

Principal Amount		*Amortized Cost*
Corporate Short-Term Notes—4.1%		
Household Appliances—4.1%		
$ 4,100,000	Stanley Works, Inc. 3.37% 7/1/05~	$ 4,100,000
Total Corporate Short-Term Notes (Amortized Cost—$4,100,000)		4,100,000
Total Investments—101.8% (Total Cost—$99,358,133)		102,084,617
Other Assets and Liabilities—(1.8%)		(1,822,127)
Net Assets—100.0%		$100,262,490

Notes to Statement of Investments

* *Non-income producing.*

† *Securities were acquired pursuant to Rule 144A and may be deemed to be restricted for resale. These securities amounted to $2,485,184, or 2.5%, of the Fund's net assets as of June 30, 2005.*

~ *Security was acquired pursuant to Section 4(2) of the Securities Act of 1933 and may be deemed to be restricted for resale. These securities amounted to $4,100,000, or 4.1%, of the Fund's net assets as of June 30, 2005.*

Fair valued security.

ICULS - Irredeemable Convertible Unsecured Loan Stock

^ *Schedule of restricted and illiquid Securities:*

	Acquisition Date	Acquisition Cost	Value	Value as % of Net Assets
Yangtze Telecom Corporation Warrants, expire 2005 (CA)	3/8/04	$ 0	$ 0	0.00%
Geo ASA 144A (NW)	6/21/05	196,960	194,359	0.19%
VRB Power Systems Special Warrants 144A, expire 2005 (CA)	6/29/05	249,522	249,167	0.25%
		$446,482	$443,526	0.44%

The Fund may have registration rights for certain restricted securities, which may require that registration costs be borne by the Fund.

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

June 30, 2005 *(unaudited)*

Assets

Investment securities, at cost	$ 99,358,133
Investment securities, at market	102,084,617
Cash	19,590
Foreign currency (cost $1,385,723)	1,373,870
Receivables:	
Investment securities sold	5,853,715
Capital shares sold	9,715
Dividends and interest	46,608
Other assets	106,508
Total Assets	109,494,623

Liabilities

Payables and other accrued liabilities:	
Investment securities purchased	8,717,025
Capital shares redeemed	163,911
Advisory fees	82,585
Shareholder servicing fees	13,837
Accounting fees	8,259
Distribution fees	32,149
Transfer agency fees	36,097
Custodian fees	34,377
India and Thailand taxes	27,299
Other	116,594
Total Liabilities	9,232,133
Net Assets	$ 100,262,490

Composition of Net Assets

Capital (par value and paid-in surplus)	$ 228,185,514
Accumulated net investment loss	(486,071)
Accumulated net realized loss from security transactions (net of foreign taxes paid on Thailand and Indian investments of $159,639 and $388,198, respectively)	(130,128,412)
Net unrealized appreciation on investments and foreign currency translation	2,691,459
Total	$ 100,262,490

Class A		
Net Assets	$	17,732,437
Shares Outstanding		1,045,527
Net Asset Value, Redemption Price Per Share	$	16.96
Maximum offering price per share (net asset value plus sales charge of 5.75% of offering price)	$	17.99
Class B		
Net Assets	$	15,629,476
Shares Outstanding		964,072
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	16.21
Class C		
Net Assets	$	7,088,930
Shares Outstanding		437,617
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	16.20
Class F		
Net Assets	$	59,219,795
Shares Outstanding		3,490,198
Net Asset Value, Offering and Redemption Price Per Share	$	16.97
Class R		
Net Assets	$	168,267
Shares Outstanding		10,186
Net Asset Value, Offering and Redemption Price Per Share	$	16.52
Class T		
Net Assets	$	423,585
Shares Outstanding		26,141
Net Asset Value, Redemption Price Per Share	$	16.20
Maximum offering price per share (net asset value plus sales charge of 4.50% of offering price)	$	16.96

See notes to financial statements.

Statement of Operations

For the six months ended June 30, 2005 *(unaudited)*

Investment Income	
Dividends	$ 920,276
Interest	56,222
Foreign taxes withheld	(92,719)
Total Investment Income	883,779
Expenses	
Advisory fees—Note 2	583,599
Shareholder servicing fees—Note 2	88,181
Accounting fees—Note 2	58,360
Distribution fees—Note 2	185,213
Transfer agency fees—Note 2	76,746
Registration fees	29,240
Postage and mailing expenses	5,675
Custodian fees and expenses—Note 2	248,201
Printing expenses	26,230
Legal and audit fees	21,854
Directors' fees and expenses—Note 2	10,600
Other expenses	42,586
Total Expenses	1,376,485
Earnings Credits	(4,621)
Reimbursed/Waived Expenses	(81,085)
Expense Offset to Broker Commissions	(4,865)
Net Expenses	1,285,914
Net Investment Loss	(402,135)
Realized and Unrealized Gain (Loss) on Security Transactions and Foreign Currency Transactions	
Net Realized Gain (Loss) on:	
Security Transactions (net of foreign taxes paid on Thailand and Indian investments of $159,639 and $388,198, respectively)	9,164,845
Foreign Currency Transactions	(21,558)
Net Realized Gain	9,143,287
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	(7,901,612)
Net Realized and Unrealized Gain	1,241,675
Net Increase in Net Assets Resulting from Operations	$ 839,540

See notes to financial statements.

Statements of Changes in Net Assets
(unaudited)

	Six months ended 6/30/05	Year ended 12/31/04
Operations		
Net Investment Loss	$ (402,135)	$ (1,171,904)
Net Realized Gain on Security and Foreign Currency Transactions	9,143,287	20,009,742
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	(7,901,612)	(1,026,156)
Net Increase in Net Assets Resulting from Operations	839,540	17,811,682
Capital Share Transactions		
Net Increase (Decrease)—Note 4		
Class A	(2,181,471)	(9,809,094)
Class B	(2,453,343)	(2,918,121)
Class C	(3,194,035)	(1,725,859)
Class F	(16,895,807)	(14,537,401)
Class R	(28,230)	22,994
Class T	(92,891)	(87,939)
Net Decrease from Capital Share Transactions	(24,845,777)	(29,055,420)
Net Decrease in Net Assets	(24,006,237)	(11,243,738)
Net Assets		
Beginning of period	$ 124,268,727	$ 135,512,465
End of period	$ 100,262,490	$ 124,268,727
Accumulated Net Investment Loss	$ (486,071)	$ (83,936)

See notes to financial statements.

FINANCIAL HIGHLIGHTS

(unaudited)

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class A Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$16.76	$14.24	$8.14	$9.68	$14.18
Income from investment operations:					
Net investment income (loss)	(0.05)[a]	(0.11)[a]	0.10	(0.16)	(0.14)
Net realized and unrealized gains (losses) on securities	0.25	2.63	6.00	(1.38)	(4.36)
Total from investment operations	0.20	2.52	6.10	(1.54)	(4.50)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of period	$16.96	$16.76	$14.24	$8.14	$9.68
Total Return[b]	1.19%	17.70%	74.94%	(15.91%)	(31.74%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$17,732	$19,726	$27,252	$9,422	$14,033
Ratios to average net assets[c]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[d]	2.07%	1.92%	2.45%	2.24%	1.88%
Expenses with reimbursements, earnings credits and brokerage offsets	2.05%	1.92%	2.45%	2.24%	1.87%
Net investment loss	(0.54%)	(0.77%)	(0.83%)	(0.80%)	(0.26%)
Portfolio turnover rate[e]	682%	648%	707%	495%	704%

a. *Computed using average shares outstanding throughout the period.*
b. *Sales charges are not reflected in the total return.*
c. *Annualized.*
d. *Certain fees were waived by the custodian. Had these fees not been waived, the expense ratios would have been 2.21% (2005), 2.02% (2004), 2.54% (2003), 2.27% (2002), and 1.88% (2001).*
e. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class B Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$16.09	$13.79	$7.95	$9.54	$14.08
Income from investment operations:					
Net investment loss	(0.12)[a]	(0.23)[a]	(0.31)	(0.29)	(0.18)
Net realized and unrealized gains (losses) on securities	0.24	2.53	6.15	(1.30)	(4.36)
Total from investment operations	0.12	2.30	5.84	(1.59)	(4.54)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of period	$16.21	$16.09	$13.79	$7.95	$9.54
Total Return[b]	0.75%	16.68%	73.46%	(16.67%)	(32.24%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$15,629	$17,917	$18,198	$12,810	$19,661
Ratios to average net assets[c]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[d]	2.94%	2.79%	3.30%	3.09%	2.66%
Expenses with reimbursements, earnings credits and brokerage offsets	2.92%	2.78%	3.29%	3.09%	2.64%
Net investment loss	(1.43%)	(1.63%)	(1.44%)	(1.64%)	(1.06%)
Portfolio turnover rate[e]	682%	648%	707%	495%	704%

a. Computed using average shares outstanding throughout the period.
b. Sales charges are not reflected in the total return.
c. Annualized.
d. Certain fees were waived by the custodian. Had these fees not been waived, the expense ratios would have been 3.08% (2005), 2.89% (2004), 3.38% (2003), 3.12% (2002), and 2.66% (2001).
e. Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.
See notes to financial statements.

Financial Highlights

(unaudited) (continued)

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class C Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$16.07	$13.76	$7.93	$9.52	$14.06
Income from investment operations:					
Net investment loss	(0.11)[a]	(0.22)[a]	(0.01)	(0.35)	(0.22)
Net realized and unrealized gains (losses) on securities	0.24	2.53	5.84	(1.24)	(4.32)
Total from investment operations	0.13	2.31	5.83	(1.59)	(4.54)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of period	$16.20	$16.07	$13.76	$7.93	$9.52
Total Return[b]	0.81%	16.79%	73.52%	(16.70%)	(32.29%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$7,089	$10,249	$10,639	$5,268	$8,928
Ratios to average net assets[c]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[d]	2.88%	2.71%	3.25%	3.06%	2.67%
Expenses with reimbursements, earnings credits and brokerage offsets	2.87%	2.70%	3.25%	3.05%	2.65%
Net investment loss	(1.37%)	(1.55%)	(1.43%)	(1.58%)	(1.08%)
Portfolio turnover rate[e]	682%	648%	707%	495%	704%

a. Computed using average shares outstanding throughout the period.

b. Sales charges are not reflected in the total return.

c. Annualized.

d. Certain fees were waived by the custodian. Had these fees not been waived, the expense ratios would have been 3.02% (2005), 2.81% (2004), 3.34% (2003), 3.08% (2002), and 2.67% (2001).

e. Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class F Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$16.76	$14.24	$8.13	$9.67	$14.17
Income from investment operations:					
Net investment loss	(0.04)[a]	(0.11)[a]	(0.14)	(0.23)	(0.22)
Net realized and unrealized gains (losses) on securities	0.25	2.63	6.25	(1.31)	(4.28)
Total from investment operations	0.21	2.52	6.11	(1.54)	(4.50)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of period	$16.97	$16.76	$14.24	$8.13	$9.67
Total Return	1.25%	17.70%	75.15%	(15.93%)	(31.76%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$59,220	$75,677	$78,759	$50,742	$78,574
Ratios to average net assets[b]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[c]	2.01%	1.90%	2.31%	2.18%	1.92%
Expenses with reimbursements, earnings credits and brokerage offsets	1.99%	1.89%	2.31%	2.18%	1.90%
Net investment loss	(0.47%)	(0.75%)	(0.45%)	(0.74%)	(0.30%)
Portfolio turnover rate[d]	682%	648%	707%	495%	704%

a. *Computed using average shares outstanding throughout the period.*
b. *Annualized.*
c. *Certain fees were waived by the custodian. Had these fees not been waived, the expense ratios would have been 2.15% (2005), 2.00% (2004), 2.40% (2003), 2.21% (2002), and 1.92% (2001).*
d. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

See notes to financial statements.

Financial Highlights

(unaudited) (continued)

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class R Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$16.31	$13.82	$7.87	$9.56	$14.22
Income from investment operations:					
Net investment income (loss)	(0.03)[a]	(0.07)[a]	0.54	(0.81)	(0.17)
Net realized and unrealized gains (losses) on securities	0.24	2.56	5.41	(0.88)	(4.49)
Total from investment operations	0.21	2.49	5.95	(1.69)	(4.66)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of period	$16.52	$16.31	$13.82	$7.87	$9.56
Total Return	1.29%	18.02%	75.60%	(17.68%)	(32.77%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$168	$190	$142	$37	$76
Ratios to average net assets[b]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[c]	1.89%	1.68%	2.08%	3.94%	1.86%
Expenses with reimbursements, earnings credits and brokerage offsets	1.87%	1.68%	2.07%	3.91%	1.84%
Net investment loss	(0.42%)	(0.51%)	(0.32%)	(2.20%)	(0.08%)
Portfolio turnover rate[d]	682%	648%	707%	495%	704%

a. *Computed using average shares outstanding throughout the period.*
b. *Annualized.*
c. *Certain fees were waived by the custodian. Had these fees not been waived, the expense ratios would have been 2.03% (2005), 1.79% (2004), 2.17% (2003), 4.65% (2002), and 2.78% (2001).*
d. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class T Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$16.05	$13.70	$7.87	$9.50	$14.14
Income from investment operations:					
Net investment loss	(0.08)[a]	(0.17)[a]	(0.24)	(0.45)	(0.22)
Net realized and unrealized gains (losses) on securities	0.23	2.52	6.07	(1.18)	(4.42)
Total from investment operations	0.15	2.35	5.83	(1.63)	(4.64)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of period	$16.20	$16.05	$13.70	$7.87	$9.50
Total Return[b]	0.93%	17.15%	74.08%	(17.16%)	(32.82%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$424	$510	$522	$345	$538
Ratios to average net assets[c]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[d]	2.52%	2.37%	3.07%	4.03%	3.16%
Expenses with reimbursements, earnings credits and brokerage offsets	2.50%	2.36%	3.07%	4.03%	3.14%
Net investment loss	(1.02%)	(1.21%)	(1.06%)	(2.69%)	(1.60%)
Portfolio turnover rate[e]	682%	648%	707%	495%	704%

a. Computed using average shares outstanding throughout the period.
b. Sales charges are not reflected in the total return.
c. Annualized.
d. Certain fees were waived by the custodian. Had these fees not been waived, the expense ratios would have been 2.66% (2005), 2.47% (2004), 3.16% (2003), 4.05% (2002), and 3.16% (2001).
d. Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940 (the "1940 Act"). Ten series of shares are currently issued: Balanced, Discovery, Equity Growth, Government Securities, Growth, International Equity, Mid-Cap Growth, Money Market, Passport and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders Passport Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B shares redeemed within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

Security Valuations—A domestic equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of a security traded on Nasdaq, at its official closing price. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available, or in the case of written call options, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers.

A foreign equity security traded on a foreign exchange is valued at the last quoted official closing price available before the time when the Fund's assets are valued, or at the last quoted sales price if the exchange does not provide an official closing price or if the foreign market has not yet closed. Lacking any sales that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available. Since February 22, 2005, New York closing exchange rates have been used to convert foreign currencies to U.S. dollars. Previously, London closing exchange rates were used to convert foreign currencies to U.S. dollars.

A debt security with a remaining maturity greater than 60 days at the time of purchase is valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such price is not available, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers. A debt security with a remaining maturity of 60 days or less at the time of purchase is valued at amortized cost, which approximates market value, unless it is determined that amortized cost would not represent market value, in which case the securities would be marked to market. The Fund amortizes premiums and discounts on all debt securities.

If market quotations or official closing prices are not readily available or are determined not to reflect accurately fair value, securities will be valued at their fair value as determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event occurs after the close of the market on which a security is traded but before the Fund calculates its net asset value, and it is determined that the event has materially affected the value of the security. Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indexes of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts.

Using fair value to price securities may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their net asset values. In addition, it is possible that the fair value determined for a security may be different from the value that may be realized upon the security's sale, and that these differences may be material to the net asset value of the Fund.

Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

Foreign Securities and Currency Transactions—Foreign securities carry more risk than U.S. securities, such as political and currency risks. The Fund normally will invest a large portion of its assets in foreign securities. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The resultant foreign currency gain or loss from the contract is recorded as foreign currency gain or loss and is presented as such in the Statement of Operations. Foreign currency held at June 30, 2005 for settling foreign trades is listed on the Statement of Assets and Liabilities.

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily, as earned, and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Distributions to Shareholders—The Fund declares and distributes dividends (if any) and capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions on Fund portfolio transactions. These commissions reduce Other Expenses and are included in the Expense Offset to Broker Commissions in the Statement of Operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Indemnifications—In the normal course of business, the Company enters into contracts that contain provisions indemnifying other parties against specified potential liabilities. Each Fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Fund that have not yet occurred. However, based on experience, the Funds expect the risk of loss to be remote.

Other—Certain prior year information has been reformatted, without substantive change, to conform with the current period presentation.

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is an indirect wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the Fund's net assets. The fee is 1.00% of the first $250 million of net assets, 0.80% of the next $250 million of net assets and 0.70% of net assets in excess of $500 million.

Shareholder Servicing and Transfer Agency Fees for Class F Shares—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), the direct owner of Founders and a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus", an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. The Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. During the six months ended June 30, 2005, Class F shares were charged $31,810 pursuant to this shareholder services agreement.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all of the Fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges from DTI are paid by the Fund. During the six months ended June 30, 2005, Class F shares were charged $6,490 for out-of-pocket transfer agent charges.

Transfer Agency Fees for Class A, Class B, Class C, Class R and Class T Shares—The fees charged by DTI with respect to the Fund's Class A, B, C, R and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $12.58 to $13.00, per shareholder account considered to be an open account at any time during a given month, plus out-of-pocket charges. Class-specific transfer agency fees, including both the per account fees paid to DTI and out-of-pocket charges, during the six months ended June 30, 2005 were as follows:

	Transfer Agency Fees
Class A	$15,184
Class B	$23,939
Class C	$9,647
Class R	$210
Class T	$857

Cash Management Fees—The Funds also pay Mellon Bank N.A. ("Mellon Bank"), a wholly-owned subsidiary of Mellon Financial Corporation and an affiliate of Founders, fees for certain cash management services. These include various services related to the processing of shareholder transactions in the Funds. During the six months ended June 30, 2005, the Fund was charged $1,487 for cash management fees, which are included in the out-of-pocket transfer agency charges above.

Other Transfer Agency Fees—Various broker-dealers, retirement plan administrators and other entities have established omnibus accounts with the Fund, and provide sub-transfer agency, recordkeeping or similar services to persons holding Fund shares through those accounts. During the six months ended June 30, 2005, the Fund paid $20,419 to these entities for such services. This amount is included in the transfer agency fees shown on the Statement of Operations.

Distribution and Shareholder Services Plans—DSC also is the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing or servicing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the six months ended June 30, 2005, Class F shares were charged $89,300 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class B, Class C and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

Distribution and shareholder servicing fees paid to DSC by the Fund's Class A, B, C and T shares for the six months ended June 30, 2005, were as follows:

	Distribution Fees	Shareholder Servicing Fees
Class A	N/A	$24,007
Class B	$63,794	$21,264
Class C	$31,529	$10,510
Class T	$590	$590

During the six months ended June 30, 2005, DSC retained $1,361 in sales commissions from the sales of Class A shares. DSC also retained $26,389 and $1,684 of contingent deferred sales charges relating to redemptions of Class B and Class C shares, respectively.

Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of 0.10% of the average daily net assets of the Fund on the first $500 million, 0.065% of the average daily net assets of the Fund on the next $500 million and 0.02% of the average daily net assets of the Fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has contractually agreed in writing to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Fund held by the custodian. The Fund could have employed these assets elsewhere to produce income had it not entered into this arrangement. The custodian has contractually agreed in writing to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the six months ended June 30, 2005, the Fund's portion of the fee waiver was $81,085, which reduced the amount paid to Mellon Bank to $167,116.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is invested in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Other Liabilities on the Statement of Assets and Liabilities. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders, which pays their compensation. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, foreign currency transactions, net operating losses and capital loss carryovers.

The tax components of capital represent distribution requirements the Fund must satisfy under the income tax regulations and losses or tax deductions the Fund may be able to offset against income and capital gains realized in future years. Accumulated capital losses and post-October 31 capital losses noted below, if any, as of December 31, 2004, represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. Accumulated capital losses as of December 31, 2004 were:

Expiration	Amount
2008	$17,533,320
2009	$109,892,631
2010	$11,833,084
	$139,259,035

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of June 30, 2005 are noted below. Unrealized appreciation/depreciation in the table below excludes appreciation/depreciation on foreign currency translation, if any. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Post-October Capital Loss Deferral	$50,886
Federal Tax Cost	$99,471,809
Gross Tax Appreciation of Investments	$5,376,592
Gross Tax Depreciation of Investments	$(2,763,784)
Net Tax Appreciation	$2,612,808

Certain foreign countries impose a tax on capital gains, which is accrued by the Fund based on unrealized appreciation on affected securities. This unrealized appreciation is not included in the table above. The tax is paid when the gain is realized.

4. Capital Share Transactions

The Fund is authorized to issue 400 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

	Six months ended 6/30/05			Year ended 12/31/04		
	Shares		Amount	Shares		Amount
Class A						
Sold	205,498	$	3,541,140	871,718	$	12,893,364
Redeemed	(337,146)	$	(5,722,611)	(1,608,411)	$	(22,702,458)
Net Decrease	(131,648)	$	(2,181,471)	(736,693)	$	(9,809,094)
Class B						
Sold	9,390	$	153,895	40,534	$	591,588
Redeemed	(159,027)	$	(2,607,238)	(246,693)	$	(3,509,709)
Net Decrease	(149,637)	$	(2,453,343)	(206,159)	$	(2,918,121)
Class C						
Sold	30,620	$	518,072	156,715	$	2,350,643
Redeemed	(230,774)	$	(3,712,107)	(291,948)	$	(4,076,502)
Net Decrease	(200,154)	$	(3,194,035)	(135,233)	$	(1,725,859)
Class F						
Sold	260,099	$	4,469,131	925,441	$	13,691,198
Redeemed	(1,284,998)	$	(21,364,938)	(1,942,721)	$	(28,228,599)
Net Decrease	(1,024,899)	$	(16,895,807)	(1,017,280)	$	(14,537,401)
Class R						
Sold	1,286	$	21,000	19,297	$	276,727
Redeemed	(2,747)	$	(49,230)	(17,956)	$	(253,733)
Net Increase (Decrease)	(1,461)	$	(28,230)	1,341	$	22,994
Class T						
Sold	0	$	0	2,301	$	33,146
Redeemed	(5,631)	$	(92,891)	(8,628)	$	(121,085)
Net Decrease	(5,631)	$	(92,891)	(6,327)	$	(87,939)

5. Investment Transactions

For the six months ended June 30, 2005, purchases and sales of investment securities (excluding short-term securities and U.S. government obligations) were $400,710,058 and $422,477,913, respectively.

6. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for temporary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $50 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $50 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At June 30, 2005, the Fund did not have any borrowings under the LOC.

7. Legal Matters

In early 2004, two purported class and derivative actions were filed against Mellon Financial Corporation, Mellon Bank, Founders, Dreyfus, and certain directors of the Dreyfus Founders Funds and the Dreyfus Funds (together, the "Defendant Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Defendant Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Defendant Funds. The Amended Complaint in the newly styled *In re Dreyfus Mutual Funds Fee Litigation* also named DSC, Premier Mutual Fund Services, Inc. and two additional directors of the Defendant Funds as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Defendant Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Defendant Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Defendant Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Defendant Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Defendant Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Defendant Funds. Founders, Dreyfus and the Defendant Funds believe the allegations to be totally without merit and intend to defend the action vigorously. The defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Founders nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Founders' ability to perform its contract with the Funds.


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Dreyfus Founders Passport Fund
P.O. Box 55360
Boston, MA 02205-8252
1-800-525-2440
www.founders.com

Proxy Voting Information

A description of the policies and procedures that the Fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the Fund voted these proxies for the 12-month period ended June 30, 2005, is available through the Fund's website at www.founders.com and on the Securities and Exchange Commission's (SEC) website at www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-525-2440.

Portfolio Holdings

The Fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The Fund's Forms N-Q are available on the SEC's website at www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the SEC's Public Reference Room may be obtained by calling 1-800-SEC-0330.

This report and the statements it contains are submitted for the general information of our shareholders. The report is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus.

Dreyfus Service Corporation, Distributor.

A-636-PAS-05

SEMIANNUAL REPORT

Dreyfus Founders Worldwide Growth Fund

Investment Update
June 30, 2005

Dreyfus Founders Funds®
The Growth Specialists

Table of Contents

Management Overview	3
Fund Expenses	10
Statement of Investments	12
Statement of Assets and Liabilities	20
Statement of Operations	22
Statements of Changes in Net Assets	23
Financial Highlights	24
Notes to Financial Statements	30



Paperless Delivery of this Report

Did you know you can reduce your postal mail by accessing Dreyfus Founders Funds regulatory material online? It's a simple, reliable process: when new documents such as this financial report are available, we'll send you an e-mail notification containing a convenient link that will take you directly to that Fund information on our website.

To take advantage of this service, simply inform us online of your decision to receive materials through the Founders E-Communications Program. Cut down on mailbox clutter and help the Fund reduce printing and postage charges by enrolling today at **www.founders.com/ecommunications**. If you own Funds through a third party, enroll at **www.icsdelivery.com**.

Investment Manager
Founders Asset Management LLC
*A Mellon Financial Company*SM
210 University Boulevard, Suite 800
Denver, CO 80206

Distributor
Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

The views expressed in this report reflect those of the portfolio managers only through the end of the period covered and do not necessarily represent the views of Founders or any other person in the Founders organization. Any such views are subject to change at any time based upon market or other conditions and Founders disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus Founders Fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus Founders Fund. Companies appearing in bold print on pages 3-9 were owned by the Fund on June 30, 2005. The amounts of these holdings are included in the Statement of Investments.

Management Overview

   

A discussion with co-portfolio managers Remi J. Browne, CFA, left; Daniel B. LeVan, CFA, second from left; Jeffrey R. Sullivan, CFA, third from left; and John B. Jares, CFA, right, regarding Fund performance for the six-month period ended June 30, 2005.

A Mixed Economic Environment

During the first six months of 2005, the United States contributed positively to the worldwide investing environment through such factors as strong domestic consumer demand, solid corporate earnings growth, a strengthening U.S. dollar and lower unemployment. China's increased demand for goods also injected the global economy, and inflation, in general, remained steady.

However, crude oil prices continued to skyrocket during the period, reaching over $60 per barrel. Although many energy companies and resource-rich countries benefited from high oil prices and high demand, this increase created a tax on growth throughout the world. The Federal Reserve in the United States continued its monetary tightening policy, which also weighed on investor activity. Structural economic problems plagued the Euro area, and Western European countries continued to struggle with increased competition. Mixed Japanese economic data also caused investor concern during the period.

For the six months ended June 30, 2005, Dreyfus Founders Worldwide Growth Fund underperformed its benchmark, the Morgan Stanley Capital International (MSCI) World Index, which returned -0.70% for the same period. The Fund's return compared more favorably[1] to that of the MSCI World Growth Index, which returned -1.33%.

---

[1] Excluding sales charges, which result in lower returns for certain share classes. Please see page 7 for Average Annual and Year-to-Date Total Returns for all share classes, including and excluding sales charges.

The MSCI World Growth Index measures global developed market equity performance of growth securities. The total return figures cited for this index assume change in share price and reinvestment of dividends after the deduction of local taxes, but do not reflect the costs of managing a mutual fund.

Stock-By-Stock Basis

Our strategy in assembling the portfolio during the period remained consistent; we continued to analyze stocks on a company-by-company basis for possible inclusion in the Fund, rather than focusing on sector or country weightings.

U.S., European and Australian Stocks Aided Performance

Solid stock selection in the U.S. positively impacted Fund performance during the reporting period. Likewise, France, Germany, Australia and Finland buoyed the Fund's return, due primarily to strong selection of stocks within each respective country. Australia fueled the Fund's return as **Oil Search Limited** benefited from the high energy price environment and better-than-expected drilling results in its Yemeni oil field. Finnish utilities stock **Fortum Oyj** gained nearly 20% during the Fund's holding period, helping the Fund's position in Finland outperform.

"Although many energy companies and resource-rich countries benefited from high oil prices and high demand, this increase created a tax on growth throughout the world."

Strong company-specific performance in the information technology sector was the chief contributor to the Fund's six-month return. Information technology stocks were among the Fund's top performers overall, with **Apple Computer, Inc.**, **Texas Instruments, Inc.** and **Intel Corporation** leading the pack. Apple experienced outstanding growth in revenue as well as earnings per share (EPS) driven by the popularity of the company's iPod and Macintosh products. Strong demand for mobile telephone handsets drove strong demand for semiconductors and chipsets produced by Texas Instruments. Improved demand trends also lifted the company's gross and operating margins. Intel's processor unit was driven by strong demand for notebook computers. The company saw a rebound in revenue growth and improved gross and operating margin trends as a result of this demand.

Top 3 Performing Sectors in the Fund

Information Technology
Consumer Discretionary
Telecommunications Services

Fund holdings within the consumer discretionary sector aided relative Fund performance as well. Propelled mainly by the strong consumer spending environment within the United States, issues such as **Gillette Company** outperformed. Gillette's stock price was also boosted by an acquisition offer by personal care manufacturing giant, Procter & Gamble Company.

Strong stock selection in the telecommunications services sector also produced a positive effect on the Fund's relative return for the period. **TELUS Corporation** outperformed due to excellent results reported in early May, citing strong wireless sales. Mobile phone provider **Nokia Oyj** also performed strongly during the period.

Healthcare holding **Genentech, Inc.**, industrials' **AMR Corporation**, and consumer staples issue **Safeway, Inc.** were other notable performers during the period. Genentech's stock performance was driven by solid sales and expanded uses for its cancer drugs, Avastin™ and Herceptin®. The shares of AMR, parent company of American Airlines, were lifted due to strong consumer travel demand and increased fares due to high energy prices. Safeway's stock price also increased during the period.

Largest Equity Holdings (country of origin; ticker symbol)

1.	**Royal Caribbean Cruises Limited** (United States; RCL)	**2.04%**
2.	**Johnson & Johnson** (United States; JNJ)	**1.86%**
3.	**Colgate-Palmolive Company** (United States; CL)	**1.83%**
4.	**Vodafone Group PLC** (United Kingdom; VOD)	**1.82%**
5.	**EMC Corporation** (United States; EMC)	**1.70%**
6.	**Wyeth** (United States; WYE)	**1.69%**
7.	**Maxim Integrated Products, Inc.** (United States; MXIM)	**1.59%**
8.	**Intel Corporation** (United States; INTC)	**1.50%**
9.	**Safeway, Inc.** (United States; SWY)	**1.38%**
10.	**General Electric Company** (United States; GE)	**1.26%**

Portfolio holdings are subject to change, and should not be construed as a recommendation of any security.

Growth of $10,000 Investment

Performance data quoted represents past performance. Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Please call 1-800-525-2440 to obtain the most recent month-end performance data.



Dreyfus Founders Worldwide Growth Fund-Class F
MSCI World Index
$30,000
$20,000
$10,000
$0
6/95
6/97
6/99
6/01
6/03
6/05
$19,801
$14,001

The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Worldwide Growth Fund on 6/30/95 to a $10,000 investment made in an unmanaged securities index on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses, subject to applicable fee waivers. **These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.**

The Morgan Stanley Capital International (MSCI) World Index measures global developed market equity performance. The total return figures cited for this index assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund. Further information related to Fund performance is contained elsewhere in this report.

Average Annual and Year-to Date Total Return as of 6/30/05

Class (Inception Date)	**Year-to-Date**†	**1 Year**	**5 Years**	**10 Years**	**Since Inception**
A Shares (12/31/99)					
With sales charge (5.75%)	(6.69%)	2.34%	(9.28%)	—	(9.08%)
Without sales charge	(1.01%)	8.55%	(8.20%)	—	(8.09%)
B Shares (12/31/99)					
With redemption*	(5.32%)	3.71%	(9.13%)	—	(8.89%)
Without redemption	(1.38%)	7.71%	(8.84%)	—	(8.76%)
C Shares (12/31/99)					
With redemption**	(2.31%)	6.78%	(9.18%)	—	(9.09%)
Without redemption	(1.32%)	7.78%	(9.18%)	—	(9.09%)
F Shares (12/29/89)	(1.01%)	8.62%	(8.07%)	3.42%	7.12%
R Shares (12/31/99)	(0.76%)	9.13%	(7.69%)	—	(7.64%)
T Shares (12/31/99)					
With sales charge (4.50%)	(5.71%)	3.21%	(10.10%)	—	(9.89%)
Without sales charge	(1.24%)	8.08%	(9.27%)	—	(9.13%)

Average annual and year-to-date total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but do reflect the reinvestment of dividends and capital gain distributions, fee waivers for certain share classes, and adjustments for financial statement purposes. Part of the Fund's historical performance is due to the purchase of securities sold in initial public offerings (IPOs). There is no guarantee that the Fund's investments in IPOs, if any, will continue to have a similar impact on performance. Investments in foreign securities entail unique risks, including political, market, and currency risks.

* The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.

** The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

† Total return is not annualized.

Weak Stock Selection Hampered Return

On a country basis, the largest drag on performance during the period came from the United Kingdom, primarily due to poor stock selection. **Vodafone Group PLC** and **SABMiller PLC** were the main detractors for the Fund from this country. Vodafone's stock dropped due to increased competition, lower product pricing and shrinking margins. The company's Japanese subsidiary, Vodafone K.K., reported another weak quarter as well. SABMiller fell on poor U.S. beer sales and continued merger and acquisition speculation.

Bottom 3 Performing Sectors in the Fund
Energy
Utilities
Financials

Additionally, holdings in the Netherlands, Canada and Belgium detracted from performance due to company-specific disappointments.

Within the benchmark, energy was the strongest performing sector during the period, as exploration and production and oil services stocks did particularly well, driven by rising oil prices and limited refining capacity. Although numerous energy stocks performed well for the Fund, it held a relative underweight position in this sector, which, paired with overall weak stock selection, detracted from the Fund's relative return for the period.



Portfolio Composition of Net Assets
52.06% United States
10.33% United Kingdom
9.62% Japan
5.12% France
3.54% Germany
3.41% Switzerland
2.29% Canada
1.95% Italy
11.17% Other Countries
0.51% Cash & Equivalents

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio managers and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

An underweight position in utilities and poor stock selection in financials also produced a drag on the Fund's return.

Some of the names that detracted from Fund performance came from a variety of sectors. Poor execution, disappointing margin trends, and difficulties with certain projects overshadowed strong bookings and revenue growth for Accenture Limited. **W.W. Grainger, Inc.** exhibited sluggish sales trends and lower earnings expectations. Despite strong demand trends, **Royal Caribbean Cruises Limited** came in well below consensus earnings estimates for the fourth quarter of 2004, which were reported in February of 2005. Additionally, high fuel prices and a lack of cost controls were the major variances that led to the company's poor results. Trend Micro, Inc., a Japanese developer of anti-virus software, fell on Microsoft's announcement that it will be packaging a competitor's anti-virus software with its operating system. Manpower, Inc. and **JetBlue Airways Corporation** underperformed for the period as well.

In Conclusion

The Fund's strategy remains unchanged. We will continue to use a bottom-up, fundamentally based research approach to seek companies that may exhibit revenue and earnings growth, and that are characterized by valuations that make sense compared to the market, the peer group and their growth rates.

Remi J. Browne, CFA
Co-Portfolio Manager

Daniel B. LeVan, CFA
Co-Portfolio Manager

Jeffrey R. Sullivan, CFA
Co-Portfolio Manager

John B. Jares, CFA
Co-Portfolio Manager

Fund Expenses

(unaudited)

As a shareholder of the Fund, depending on the class of shares of the Fund you own, you incur two types of costs: (1) transaction costs, including front-end and contingent deferred sales charges; and (2) ongoing costs, including management fees, Rule 12b-1 fees, shareholder services fees, and other expenses. The expense example shown below is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The expense example is based on an investment of $1,000 on January 1, 2005 and held through June 30, 2005.

Actual Expenses The numbers included in the expense example in the rows with the word "Actual" in the title provide information about actual account values and actual expenses. You may use this information to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.60), then multiply the result by the number under the column heading entitled "Expenses Paid During Period" for the class of shares you own to estimate the expenses you paid on your account during this period.

Hypothetical Expenses For Comparison Purposes The numbers included in the expense example in the rows with the word "Hypothetical" in the title provide information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio for each class of shares, and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare the hypothetical expenses in the expense example for the class of shares you own with the hypothetical expenses that appear in the shareholder reports of other funds.

Please note that the expenses shown in the expense example are meant to highlight your ongoing costs only and do not reflect the transaction costs described above. Therefore, the hypothetical expenses in the expense example are useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if the transaction costs were included, your costs would have been higher.

Expense Example

	Beginning Account Value (1/1/05)	Ending Account Value (6/30/05)	Expenses Paid During Period* (1/1/05-6/30/05)
Class A Actual	$1,000.00	$980.49	$9.37
Class A Hypothetical	1,000.00	1,015.26	9.54
Class B Actual	1,000.00	973.21	13.00
Class B Hypothetical	1,000.00	1,011.54	13.25
Class C Actual	1,000.00	973.84	12.91
Class C Hypothetical	1,000.00	1,011.64	13.15
Class F Actual	1,000.00	980.71	9.18
Class F Hypothetical	1,000.00	1,015.46	9.34
Class R Actual	1,000.00	985.27	7.11
Class R Hypothetical	1,000.00	1,017.57	7.23
Class T Actual	1,000.00	976.22	11.33
Class T Hypothetical	1,000.00	1,013.25	11.55

*Expenses are equal to each Class's respective annualized expense ratio, shown below, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).

Expense Ratios

These expense ratios reflect reimbursements and/or waivers of expenses by the Fund's investment adviser or its affiliates, earnings credits and brokerage offsets, where applicable.

	Expense Ratio
Class A	1.90%
Class B	2.64%
Class C	2.62%
Class F	1.86%
Class R	1.44%
Class T	2.30%

Statement of Investments

June 30, 2005 *(unaudited)*

Shares		Market Value
Common Stocks (Domestic)—52.1%		
Airlines—1.9%		
57,675	AMR Corporation*	$ 698,438
41,075	JetBlue Airways Corporation*	839,573
		1,538,011
Application Software—1.0%		
22,825	Autodesk, Inc.	784,495
Asset Management & Custody Banks—0.5%		
8,825	Northern Trust Corporation	402,332
Biotechnology—1.9%		
5,325	Amgen, Inc.*	321,950
9,000	Genentech, Inc.*	722,520
17,700	MedImmune, Inc.*	472,944
		1,517,414
Broadcasting & Cable TV—2.6%		
19,275	Clear Channel Communications, Inc.	596,176
25,300	Comcast Corporation Special Class A*	757,735
17,350	EchoStar Communications Corporation	523,103
7,300	XM Satellite Radio Holdings, Inc. Class A*	245,718
		2,122,732
Communications Equipment—1.9%		
47,275	Cisco Systems, Inc.*	903,425
8,825	Juniper Networks, Inc.*	222,214
22,575	Motorola, Inc.	412,220
		1,537,859
Computer & Electronics Retail—0.3%		
3,775	Best Buy Company, Inc.	258,776

Guide to Understanding Foreign Holdings

The following abbreviations are used throughout the Statement of Investments to indicate the country of origin on non-U.S. holdings.

AU	Australia	HK	Hong Kong	SG	Singapore
BD	Bermuda	ID	Indonesia	SP	Spain
BE	Belgium	IN	India	SW	Sweden
CA	Canada	IT	Italy	SZ	Switzerland
CN	China	JA	Japan	TH	Thailand
DE	Denmark	KR	South Korea	TU	Turkey
FI	Finland	MA	Malaysia	TW	Taiwan
FR	France	NE	Netherlands	UK	United Kingdom
GE	Germany	NW	Norway		
GR	Greece	PH	Philippines		

Shares		Market Value
Computer Hardware—1.2%		
27,175	Apple Computer, Inc.*	$ 1,000,312
Computer Storage & Peripherals—1.7%		
99,550	EMC Corporation*	1,364,831
Consumer Electronics—0.4%		
3,900	Harman International Industries, Inc.	317,304
Data Processing & Outsourced Services—1.0%		
18,450	Automatic Data Processing, Inc.	774,347
Department Stores—1.1%		
15,425	Kohl's Corporation*	862,412
Food Retail—1.4%		
49,000	Safeway, Inc.	1,106,910
General Merchandise Stores—2.3%		
42,950	Dollar General Corporation	874,462
17,425	Target Corporation	948,094
		1,822,556
Healthcare Distributors—0.5%		
10,275	Henry Schein, Inc.*	426,618
Healthcare Facilities—0.9%		
13,750	Triad Hospitals, Inc.*	751,300
Healthcare Supplies—0.9%		
14,450	Charles River Laboratories International, Inc.*	697,213
Hotels, Resorts & Cruise Lines—0.9%		
12,450	Carnival Corporation	679,148
Household Products—2.6%		
10,700	Clorox Company	596,204
29,425	Colgate-Palmolive Company	1,468,602
		2,064,806
Human Resource & Employment Services—0.4%		
11,875	Monster Worldwide, Inc.*	340,575
Industrial Conglomerates—1.3%		
29,125	General Electric Company	1,009,181
Integrated Oil & Gas—1.3%		
4,050	ConocoPhillips	232,835
13,950	ExxonMobil Corporation	801,707
		1,034,542
Integrated Telecommunication Services—0.5%		
6,925	Alltel Corporation	431,289
Internet Software & Services—0.6%		
14,825	Yahoo!, Inc.*	513,686
Investment Banking & Brokerage—0.5%		
4,050	Goldman Sachs Group, Inc.	413,181

See notes to statement of investments.

Statement of Investments

June 30, 2005 *(unaudited) (continued)*

Shares		*Market Value*
Leisure Facilities—2.0%		
33,800	Royal Caribbean Cruises Limited	$ 1,634,568
Movies & Entertainment—0.9%		
7,425	DreamWorks Animation SKG, Inc.*	194,535
21,850	Walt Disney Company	550,183
		744,718
Multi-Line Insurance—0.4%		
5,200	American International Group, Inc.	302,120
Personal Products—1.3%		
7,150	Avon Products, Inc.	270,628
15,400	Gillette Company	779,702
		1,050,330
Pharmaceuticals—6.9%		
18,850	Abbott Laboratories	923,839
5,425	Eli Lilly and Company	302,227
22,975	Johnson & Johnson	1,493,375
29,125	MGI Pharma, Inc.*	633,760
29,106	Pfizer, Inc.	802,743
30,450	Wyeth	1,355,025
		5,510,969
Railroads—0.8%		
9,375	Union Pacific Corporation	607,500
Semiconductors—6.0%		
26,100	Broadcom Corporation*	926,811
46,050	Intel Corporation	1,200,063
22,425	Linear Technology Corporation	822,773
33,225	Maxim Integrated Products, Inc.	1,269,527
20,225	Texas Instruments, Inc.	567,716
		4,786,890
Specialty Chemicals—0.8%		
10,850	Sigma-Aldrich Corporation	608,034
Specialty Stores—0.3%		
7,025	PETsMART, Inc.	213,209
Systems Software—1.8%		
24,900	Microsoft Corporation	618,516
36,875	Symantec Corporation*	801,663
		1,420,179
Thrifts & Mortgage Finance—0.8%		
16,725	The PMI Group, Inc.	651,941
Trading Companies & Distributors—0.5%		
7,150	W.W. Grainger, Inc.	391,749
Total Common Stocks (Domestic) (Cost—$38,245,835)		41,694,037

Shares		Market Value
Common Stocks (Foreign)—47.3%		
Aerospace & Defense—0.2%		
30,300	BAE Systems PLC (UK)	$ 155,816
Apparel, Accessories & Luxury Goods—1.3%		
26,000	Burberry Group PLC (UK)	188,210
17,400	Compagnie Financiere Richemont AG (SZ)	585,205
9,800	Gildan Activewear, Inc. (CA)*	256,918
		1,030,333
Application Software—0.8%		
63,600	Sage Group PLC (UK)	254,981
2,010	SAP AG (GE)	351,014
		605,995
Automobile Manufacturers—1.9%		
12,100	Honda Motor Company Limited (JA)	596,763
111,000	Mazda Motor Corporation (JA)	417,338
5,800	Renault SA (FR)	511,703
		1,525,804
Brewers—1.7%		
23,700	Asahi Breweries Limited (JA)	282,494
8,300	InBev NV (BE)	280,952
11,300	Orkla ASA (NW)	416,770
24,800	SABMiller PLC (UK)	387,264
		1,367,480
Broadcasting & Cable TV—1.2%		
8,700	Gestevision Telecinco SA (SP)	203,839
47,100	Mediaset SPA (IT)	555,191
95	TV Asahi Corporation (JA)	203,859
		962,889
Communications Equipment—1.9%		
18,000	GN Store Nord AS (DE)	203,908
45,100	Nokia Oyj (FI)	755,942
2,400	Research In Motion Limited (CA)*	176,631
129,200	Telefonaktiebolaget LM Ericsson (SW)	415,126
		1,551,607
Computer & Electronics Retail—0.4%		
5,800	Yamada Denki (JA)	333,640
Computer Hardware—0.3%		
42,000	NEC Corporation (JA)	227,211
Computer Storage & Peripherals—0.3%		
8,200	Logitech International SA (SZ)*	263,629
Construction Materials—0.3%		
22,200	Rinker Group Limited (AU)	236,584
Construction, Farm Machinery & Heavy Trucks—0.9%		
16,800	Volvo AB Class B (SW)	683,880

See notes to statement of investments.

Statement of Investments

June 30, 2005 *(unaudited) (continued)*

Shares		Market Value
Consumer Finance—0.3%		
3,400	Sanyo Shinpan Finance Company Limited (JA)	$ 233,595
Distillers & Vintners—0.3%		
28,300	Davide Campari - Milano SPA (IT)	207,549
Diversified Banks—2.9%		
8,736	Alpha Bank AE (GR)	233,016
98,900	Banca Intesa SPA (IT)	453,027
34,671	Barclays PLC (UK)	345,095
6,289	BNP Paribas SA (FR)	431,546
14,000	HBOS PLC (UK)	215,857
6,988	Royal Bank of Scotland Group PLC (UK)	211,105
4,600	Societe Generale (FR)	468,462
		2,358,108
Diversified Capital Markets—1.0%		
15,100	Credit Suisse Group (SZ)	595,634
2,844	UBS AG (SZ)	221,927
		817,561
Diversified Chemicals—0.6%		
7,400	BASF AG (GE)	492,557
Diversified Metals & Mining—1.6%		
49,500	BHP Billiton Limited (AU)	683,889
33,100	Xstrata PLC (UK)	638,751
		1,322,640
Electric Utilities—0.8%		
5,800	E.ON AG (GE)	517,178
9,600	Fortum Oyj (FI)	153,939
		671,117
Electrical Components & Equipment—0.6%		
46,100	Sumitomo Electric Industries Limited (JA)	472,181
Electronic Equipment Manufacturers—1.0%		
4,400	Hoya Corporation (JA)	507,799
4,400	Kyocera Corporation (JA)	336,417
		844,216
Food Retail—0.9%		
127,900	Tesco PLC (UK)	730,481
Forest Products—0.3%		
20,100	Canfor Corporation (CA)*	241,161
Household Products—0.4%		
9,650	Reckitt Benckiser PLC (UK)	284,434
Human Resource & Employment Services—0.2%		
4,700	Randstad Holding NV (NE)	162,449
Industrial Conglomerates—0.2%		
23,900	Keppel Corporation Limited (SG)	177,205

Shares		Market Value
Integrated Oil & Gas—2.9%		
76,742	BP PLC (UK)	$ 798,909
6,400	Husky Energy, Inc. (CA)	254,548
13,900	Repsol YPF SA (SP)	355,953
4,100	Royal Dutch Petroleum Company (NE)	267,941
2,620	Total SA (FR)	616,079
		2,293,430
Integrated Telecommunication Services—1.4%		
50,700	BT Group PLC (UK)	208,941
9,600	Deutsche Telekom AG (GE)	177,756
4,600	France Telecom (FR)	134,498
18,100	TELUS Corporation (CA)	636,130
		1,157,325
Leisure Products—0.2%		
6,400	Sankyo Company Limited (JA)	122,910
Life & Health Insurance—0.6%		
84,900	Friends Provident PLC (UK)	276,864
103,600	Old Mutual PLC (UK)	226,468
		503,332
Marine—0.9%		
51	AP Moller-Maersk AS (DE)	487,040
35,000	Kawasaki Kisen Kaisha Limited (JA)	207,646
		694,686
Movies & Entertainment—0.7%		
18,600	Vivendi Universal SA (FR)	586,610
Multi-Line Insurance—0.8%		
16,800	Aviva PLC (UK)	187,235
4,900	Baloise Holding Limited (SZ)	244,713
1,200	Zurich Financial Services AG (SZ)	206,758
		638,706
Multi-Utilities—0.3%		
9,200	Suez SA (FR)	249,735
Office Electronics—0.9%		
14,000	Canon, Inc. (JA)	737,174
Oil & Gas Exploration & Production—1.2%		
13,300	Eni SPA (IT)	343,003
2,600	Norsk Hydro ASA (NW)	238,740
161,900	Oil Search Limited (AU)	378,346
		960,089
Other Diversified Financial Services—1.3%		
27,900	ING Groep NV (NE)	789,087
7,900	Sun Life Financial, Inc. (CA)	266,106
		1,055,193

See notes to statement of investments.

Shares		Market Value
Pharmaceuticals—5.9%		
20,000	AstraZeneca Group PLC (UK)	$ 828,167
12,200	Eisai Company Limited (JA)	410,297
5,400	Merck KGaA (GE)	435,241
12,788	Novartis AG (SZ)	609,214
8,500	Novo Nordisk AS Class B (DE)	432,786
8,000	Ono Pharmaceuticals Company Limited (JA)	379,407
8,400	Sanofi-Aventis (FR)	690,258
29,700	Shire Pharmaceuticals Group PLC (UK)	325,684
12,900	Takeda Pharmaceuticals Company Limited (JA)	639,708
		4,750,762
Precious Metals & Minerals—0.3%		
12,400	ThyssenKrupp AG (GE)	215,946
Semiconductors—0.3%		
5,900	Marvell Technology Group Limited (BD)*	224,436
Soft Drinks—0.5%		
14,700	Coca-Cola Hellenic Bottling Company SA (GR)	399,211
Steel—0.8%		
32,400	Bluescope Steel Limited (AU)	202,978
16,300	JFE Holdings, Inc. (JA)	402,687
		605,665
Tires & Rubber—1.1%		
8,900	Continental AG (GE)	641,946
20,000	Sumitomo Rubber Industries Limited (JA)	204,129
		846,075
Tobacco—0.4%		
17,600	British American Tobacco PLC (UK)	339,323
Trading Companies & Distributors—1.2%		
51,000	Mitsubishi Corporation (JA)	693,427
31,000	Mitsui & Company Limited (JA)	293,481
		986,908
Wireless Telecommunication Services—3.3%		
9,900	Bouygues SA (FR)	410,473
153,600	China Mobile (Hong Kong) Limited (HK)	572,220
89,700	O2 PLC (UK)*	218,986
596,575	Vodafone Group PLC (UK)	1,453,757
		2,655,436
Total Common Stocks (Foreign) (Cost—$30,412,431)		37,983,074

Principal Amount		*Amortized Cost*
Corporate Short-Term Notes—0.8%		
Household Appliances—0.8%		
$600,000	Stanley Works, Inc. 3.37% 7/1/05~	$ 600,000
Total Corporate Short-Term Notes (Amortized Cost—$600,000)		600,000
Total Investments—100.2% (Total Cost—$69,258,266)		80,277,111
Other Assets and Liabilities—(0.2%)		(191,770)
Net Assets—100.0%		$80,085,341

Notes to Statement of Investments

* *Non-income producing.*

~ *Security was acquired pursuant to Section 4(2) of the Securities Act of 1933 and may be deemed to be restricted for resale. These securities amounted to $600,000, or 0.8%, of the Fund's net assets as of June 30, 2005.*

See notes to financial statements.

Statement of Assets and Liabilities

June 30, 2005 *(unaudited)*

Assets	
Investment securities, at cost	$ 69,258,266
Investment securities, at market	80,277,111
Cash	261,457
Foreign currency (cost $34,424)	34,374
Receivables:	
Investment securities sold	3,017,028
Capital shares sold	5,411
Dividends and interest	91,957
Other assets	116,352
Total Assets	83,803,690

Liabilities	
Payables and other accrued liabilities:	
Investment securities purchased	2,775,320
Capital shares redeemed	733,660
Advisory fees	67,127
Shareholder servicing fees	7,735
Accounting fees	5,330
Distribution fees	17,395
Transfer agency fees	4,661
Custodian fees	7,518
To transfer agent	7
Other	99,596
Total Liabilities	3,718,349
Net Assets	$ 80,085,341

Composition of Net Assets	
Capital (par value and paid-in surplus)	$ 134,119,314
Undistributed net investment income	170,311
Accumulated net realized loss from security transactions	(65,222,640)
Net unrealized appreciation on investments and foreign currency translation	11,018,356
Total	$ 80,085,341

Class A		
Net Assets	$	637,682
Shares Outstanding		50,261
Net Asset Value, Redemption Price Per Share	$	12.69
Maximum offering price per share (net asset value plus sales charge of 5.75% of offering price)	$	13.46
Class B		
Net Assets	$	1,793,882
Shares Outstanding		147,477
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	12.16
Class C		
Net Assets	$	258,689
Shares Outstanding		21,698
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	11.92
Class F		
Net Assets	$	54,010,196
Shares Outstanding		4,242,049
Net Asset Value, Offering and Redemption Price Per Share	$	12.73
Class R		
Net Assets	$	23,350,173
Shares Outstanding		1,792,654
Net Asset Value, Offering and Redemption Price Per Share	$	13.03
Class T		
Net Assets	$	34,719
Shares Outstanding		2,918
Net Asset Value, Redemption Price Per Share	$	11.90
Maximum offering price per share (net asset value plus sales charge of 4.50% of offering price)	$	12.46

See notes to financial statements.

Statement of Operations

For the six months ended June 30, 2005 *(unaudited)*

Investment Income	
Dividends	$ 997,864
Interest	15,749
Foreign taxes withheld	(93,150)
Total Investment Income	920,463
Expenses	
Advisory fees—Note 2	416,099
Shareholder servicing fees—Note 2	46,071
Accounting fees—Note 2	32,895
Distribution fees—Note 2	78,774
Transfer agency fees—Note 2	41,474
Registration fees	26,050
Postage and mailing expenses	7,130
Custodian fees and expenses—Note 2	29,024
Printing expenses	25,324
Legal and audit fees	14,360
Directors' fees and expenses—Note 2	7,620
Other expenses	29,278
Total Expenses	754,099
Earnings Credits	(2,630)
Reimbursed/Waived Expenses	(10,918)
Expense Offset to Broker Commissions	(7,605)
Net Expenses	732,946
Net Investment Income	187,517
Realized and Unrealized Gain (Loss) on Security Transactions and Foreign Currency Transactions	
Net Realized Gain (Loss) on:	
Security Transactions	4,987,580
Foreign Currency Transactions	(11,544)
Net Realized Gain	4,976,036
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	(6,010,944)
Net Realized and Unrealized Loss	(1,034,908)
Net Decrease in Net Assets Resulting from Operations	$ (847,391)

See notes to financial statements.

Statements of Changes in Net Assets

(unaudited)

	Six months ended 6/30/05	Year ended 12/31/04
Operations		
Net Investment Income (Loss)	$ 187,517	$ (42,516)
Net Realized Gain on Security and Foreign Currency Transactions	4,976,036	14,019,429
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	(6,010,944)	(3,533,551)
Net Increase (Decrease) in Net Assets Resulting from Operations	(847,391)	10,443,362
Capital Share Transactions		
Net Increase (Decrease)—Note 4		
Class A	122,914	(195,731)
Class B	(237,845)	21,999
Class C	(10,071)	(26,743)
Class F	(6,412,470)	(16,782,781)
Class R	(1,119,887)	383,468
Class T	(18,089)	(14,130)
Net Decrease from Capital Share Transactions	(7,675,448)	(16,613,918)
Net Decrease in Net Assets	(8,522,839)	(6,170,556)
Net Assets		
Beginning of period	$ 88,608,180	$ 94,778,736
End of period	$ 80,085,341	$ 88,608,180
Undistributed (Accumulated) Net Investment Income (Loss)	$ 170,311	$ (17,206)

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(unaudited)

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class A Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$12.82	$11.38	$8.32	$11.71	$15.78
Income from investment operations:					
Net investment income (loss)	0.02[a]	(0.21)	(0.10)	(0.15)	(0.09)
Net realized and unrealized gains (losses) on securities	(0.15)	1.65	3.16	(3.24)	(3.98)
Total from investment operations	(0.13)	1.44	3.06	(3.39)	(4.07)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of period	$12.69	$12.82	$11.38	$8.32	$11.71
Total Return[b]	(1.01%)	12.65%	36.78%	(28.95%)	(25.79%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$638	$519	$656	$543	$1,003
Ratios to average net assets[c]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[d]	1.92%	1.81%	2.03%	2.06%	2.10%
Expenses with reimbursements, earnings credits and brokerage offsets	1.90%	1.81%	2.03%	2.06%	2.09%
Net investment income (loss)	0.36%	(0.18%)	(0.55%)	(0.77%)	(0.96%)
Portfolio turnover rate[e]	139%	130%	138%	211%	145%

a. Computed using average shares outstanding throughout the period.
b. Sales charges are not reflected in the total return.
c. Annualized.
d. Certain fees were waived by the custodian. Had these fees not been waived, the expense ratios would have been 1.95% (2005), 1.83% (2004), 2.04% (2003), 2.06% (2002), and 2.10% (2001).
e. Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class B Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$12.33	$11.02	$8.12	$11.52	$15.57
Income from investment operations:					
Net investment loss	(0.03)[a]	(0.09)	(0.16)	(0.14)	(0.15)
Net realized and unrealized gains (losses) on securities	(0.14)	1.40	3.06	(3.26)	(3.90)
Total from investment operations	(0.17)	1.31	2.90	(3.40)	(4.05)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of period	$12.16	$12.33	$11.02	$8.12	$11.52
Total Return[b]	(1.38%)	11.89%	35.71%	(29.51%)	(26.01%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$1,794	$2,061	$1,821	$1,459	$2,089
Ratios to average net assets[c]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[d]	2.66%	2.52%	2.80%	2.71%	2.54%
Expenses with reimbursements, earnings credits and brokerage offsets	2.64%	2.52%	2.80%	2.70%	2.53%
Net investment loss	(0.42%)	(0.87%)	(1.30%)	(1.41%)	(1.43%)
Portfolio turnover rate[e]	139%	130%	138%	211%	145%

a. Computed using average shares outstanding throughout the period.
b. Sales charges are not reflected in the total return.
c. Annualized.
d. Certain fees were waived by the custodian. Had these fees not been waived, the expense ratios would have been 2.69% (2005), 2.54% (2004), 2.82% (2003), 2.71% (2002), and 2.54% (2001).
e. Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

Financial Highlights

(unaudited) (continued)

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class C Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$12.08	$10.81	$7.96	$11.34	$15.56
Income from investment operations:					
Net investment loss	(0.02)[a]	(0.20)	(0.20)	(0.30)	(0.30)
Net realized and unrealized gains (losses) on securities	(0.14)	1.47	3.05	(3.08)	(3.92)
Total from investment operations	(0.16)	1.27	2.85	(3.38)	(4.22)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of period	$11.92	$12.08	$10.81	$7.96	$11.34
Total Return[b]	(1.32%)	11.75%	35.80%	(29.81%)	(27.12%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$259	$272	$271	$218	$380
Ratios to average net assets[c]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[d]	2.65%	2.60%	2.82%	3.33%	4.18%
Expenses with reimbursements, earnings credits and brokerage offsets	2.62%	2.59%	2.82%	3.33%	4.17%
Net investment loss	(0.39%)	(0.97%)	(1.34%)	(2.05%)	(3.07%)
Portfolio turnover rate[e]	139%	130%	138%	211%	145%

a. Computed using average shares outstanding throughout the period.

b. Sales charges are not reflected in the total return.

c. Annualized.

d. Certain fees were waived by the custodian or reimbursed by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 2.68% (2005), 2.62% (2004), 2.84% (2003), 3.40% (2002), and 4.18% (2001).

e. Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class F Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$12.86	$11.41	$8.33	$11.72	$15.69
Income from investment operations:					
Net investment income (loss)	0.02[a]	(0.21)	(0.13)	(0.13)	(0.14)
Net realized and unrealized gains (losses) on securities	(0.15)	1.66	3.21	(3.26)	(3.83)
Total from investment operations	(0.13)	1.45	3.08	(3.39)	(3.97)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of period	$12.73	$12.86	$11.41	$8.33	$11.72
Total Return	(1.01%)	12.71%	36.97%	(28.92%)	(25.30%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$54,010	$61,038	$70,566	$59,890	$101,592
Ratios to average net assets[b]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[c]	1.88%	1.78%	1.97%	1.84%	1.61%
Expenses with reimbursements, earnings credits and brokerage offsets	1.86%	1.77%	1.97%	1.84%	1.60%
Net investment income (loss)	0.35%	(0.13%)	(0.47%)	(0.55%)	(0.50%)
Portfolio turnover rate[d]	139%	130%	138%	211%	145%

a. Computed using average shares outstanding throughout the period.

b. Annualized.

c. Certain fees were waived by the custodian. Had these fees not been waived, the expense ratios would have been 1.91% (2005), 1.80% (2004), 1.98% (2003), 1.84% (2002), and 1.61% (2001).

d. Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

FINANCIAL HIGHLIGHTS

(unaudited) (continued)

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class R Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$13.13	$11.60	$8.44	$11.81	$15.75
Income from investment operations:					
Net investment income (loss)	0.05	0.03	0.00[a]	(0.01)	(0.02)
Net realized and unrealized gains (losses) on securities	(0.15)	1.50	3.16	(3.36)	(3.92)
Total from investment operations	(0.10)	1.53	3.16	(3.37)	(3.94)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of period	$13.03	$13.13	$11.60	$8.44	$11.81
Total Return	(0.76%)	13.19%	37.44%	(28.54%)	(25.02%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$23,350	$24,665	$21,404	$14,060	$19,193
Ratios to average net assets[b]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[c]	1.46%	1.37%	1.51%	1.41%	1.25%
Expenses with reimbursements, earnings credits and brokerage offsets	1.44%	1.37%	1.51%	1.41%	1.24%
Net investment income (loss)	0.78%	0.28%	(0.03%)	(0.13%)	(0.14%)
Portfolio turnover rate[d]	139%	130%	138%	211%	145%

a. *Net investment loss for the year ended December 31, 2003 aggregated less than $0.01 on a per share basis.*
b. *Annualized.*
c. *Certain fees were waived by the custodian. Had these fees not been waived, the expense ratios would have been 1.49% (2005), 1.39% (2004), 1.53% (2003), 1.41% (2002), and 1.25% (2001).*
d. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class T Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$12.05	$10.73	$7.89	$11.46	$15.65
Income from investment operations:					
Net investment loss	(0.01)[a]	(0.36)	(0.14)	(0.59)	(0.26)
Net realized and unrealized gains (losses) on securities	(0.14)	1.68	2.98	(2.98)	(3.93)
Total from investment operations	(0.15)	1.32	2.84	(3.57)	(4.19)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of period	$11.90	$12.05	$10.73	$7.89	$11.46
Total Return[b]	(1.24%)	12.30%	35.99%	(31.15%)	(26.77%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$35	$54	$61	$47	$90
Ratios to average net assets[c]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[d]	2.33%	2.14%	2.54%	4.60%	3.75%
Expenses with reimbursements, earnings credits and brokerage offsets	2.30%	2.14%	2.54%	4.60%	3.74%
Net investment loss	(0.20%)	(0.50%)	(1.05%)	(2.88%)	(2.72%)
Portfolio turnover rate[e]	139%	130%	138%	211%	145%

a. *Computed using average shares outstanding throughout the period.*
b. *Sales charges are not reflected in the total return.*
c. *Annualized.*
d. *Certain fees were waived by the custodian or reimbursed by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 2.35% (2005), 2.16% (2004), 2.56% (2003), 5.48% (2002), and 10.02% (2001).*
e. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

See notes to financial statements.

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940 (the "1940 Act"). Ten series of shares are currently issued: Balanced, Discovery, Equity Growth, Government Securities, Growth, International Equity, Mid-Cap Growth, Money Market, Passport and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders Worldwide Growth Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B shares redeemed within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

Security Valuations—A domestic equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of a security traded on Nasdaq, at its official closing price. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available, or in the case of written call options, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers.

A foreign equity security traded on a foreign exchange is valued at the last quoted official closing price available before the time when the Fund's assets are valued, or at the last quoted sales price if the exchange does not provide an official closing price or if the foreign market has not yet closed. Lacking any sales that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available. Since February 22, 2005, New York closing exchange rates have been used to convert foreign currencies to U.S. dollars. Previously, London closing exchange rates were used to convert foreign currencies to U.S. dollars.

A debt security with a remaining maturity greater than 60 days at the time of purchase is valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such price is not available, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers. A debt security with a remaining maturity of 60 days or less at the time of purchase is valued at amortized cost, which approximates market value, unless it is determined that amortized cost would not represent market value, in which case the securities would be marked to market. The Fund amortizes premiums and discounts on all debt securities.

If market quotations or official closing prices are not readily available or are determined not to reflect accurately fair value, securities will be valued at their fair value as

determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event occurs after the close of the market on which a security is traded but before the Fund calculates its net asset value, and it is determined that the event has materially affected the value of the security. Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indexes of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts.

Using fair value to price securities may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their net asset values. In addition, it is possible that the fair value determined for a security may be different from the value that may be realized upon the security's sale, and that these differences may be material to the net asset value of the Fund.

Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

Foreign Securities and Currency Transactions—Foreign securities carry more risk than U.S. securities, such as political and currency risks. The Fund normally will invest a large portion of its assets in foreign securities. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The resultant foreign currency gain or loss from the contract is recorded as foreign currency gain or loss and is presented as such in the Statement of Operations. Foreign currency held at June 30, 2005 for settling foreign trades is listed on the Statement of Assets and Liabilities.

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of the Internal Revenue Code

that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily, as earned, and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Distributions to Shareholders—The Fund declares and distributes dividends (if any) and capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions on Fund portfolio transactions. These commissions reduce Other Expenses and are included in the Expense Offset to Broker Commissions in the Statement of Operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Indemnifications—In the normal course of business, the Company enters into contracts that contain provisions indemnifying other parties against specified potential liabilities. Each Fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Fund that have not yet occurred. However, based on experience, the Funds expect the risk of loss to be remote.

Other—Certain prior year information has been reformatted, without substantive change, to conform with the current period presentation.

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is an indirect wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the Fund's net assets. The fee is 1.00% of the first $250 million of net assets, 0.80% of the next $250 million of net assets, and 0.70% of net assets in excess of $500 million.

Shareholder Servicing and Transfer Agency Fees for Class F Shares—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), the direct owner of Founders and a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus", an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. The Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. During the six months ended June 30, 2005, Class F shares were charged $42,640 pursuant to this shareholder services agreement.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all of the Fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges from DTI are paid by the Fund. During the six months ended June 30, 2005, Class F shares were charged $16,732 for out-of-pocket transfer agent charges.

Transfer Agency Fees for Class A, Class B, Class C, Class R and Class T Shares—The fees charged by DTI with respect to the Fund's Class A, B, C, R and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $12.58 to $13.00, per shareholder account considered to be an open account at any time during a given month, plus out-of-pocket charges. Class-specific transfer agency fees, including both the per account fees paid to DTI and out-of-pocket charges, during the six months ended June 30, 2005 were as follows:

	Transfer Agency Fees
Class A	$713
Class B	$2,129
Class C	$287
Class R	$3,780
Class T	$89

Certain as-of shareholder transactions may result in gains or losses to the Fund. Depending on the circumstances, these gains may be payable to, or reimbursable from, the transfer agent; such gains and losses are presented on the Statement of Assets and Liabilities.

Cash Management Fees—The Funds also pay Mellon Bank N.A. ("Mellon Bank"), a wholly-owned subsidiary of Mellon Financial Corporation and an affiliate of Founders, fees for certain cash management services. These include various services related to the processing of shareholder transactions in the Funds. During the six months ended June 30, 2005, the Fund was charged $1,056 for cash management fees, which are included in the out-of-pocket transfer agency charges above.

Other Transfer Agency Fees—Various broker-dealers, retirement plan administrators and other entities have established omnibus accounts with the Fund, and provide sub-transfer agency, recordkeeping or similar services to persons holding Fund shares through those accounts. During the six months ended June 30, 2005, the Fund paid $17,744 to these entities for such services. This amount is included in the transfer agency fees shown on the Statement of Operations.

Distribution and Shareholder Services Plans—DSC also is the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing or servicing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the six months ended June 30, 2005, Class F shares were charged $70,833 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class B, Class C and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

Distribution and shareholder servicing fees paid to DSC by the Fund's Class A, B, C and T shares for the six months ended June 30, 2005, were as follows:

	Distribution Fees	Shareholder Servicing Fees
Class A	N/A	$748
Class B	$6,895	$2,298
Class C	$992	$331
Class T	$54	$54

During the six months ended June 30, 2005, DSC retained $48 in sales commissions from the sales of Class A shares. DSC also retained $2,426 and $1 of contingent deferred sales charges relating to redemptions of Class B shares and Class C shares, respectively.

Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed by applying the following rates, as applicable, to the domestic assets and foreign assets, with the proportions of domestic and foreign assets recalculated monthly, plus reasonable out-of-pocket expenses.

On Assets in Excess of	But Not Exceeding	Domestic Fee	Foreign Fee
$0	$500 million	0.06%	0.10%
$500 million	$1 billion	0.04%	0.065%
$1 billion		0.02%	0.02%

Founders has contractually agreed in writing to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Fund held by the custodian. The Fund could have employed these assets elsewhere to produce income had it not entered into this arrangement. The custodian has contractually agreed in writing to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the six months ended June 30, 2005, the Fund's portion of the fee waiver was $10,918, which reduced the amount paid to Mellon Bank to $18,106.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is invested in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Other Liabilities on the Statement of Assets and Liabilities. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders, which pays their compensation. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, foreign currency transactions, net operating losses and capital loss carryovers.

The tax components of capital represent distribution requirements the Fund must satisfy under the income tax regulations and losses or tax deductions the Fund may be able to offset against income and capital gains realized in future years. Accumulated capital losses and post-October 31 capital losses noted below, if any, as of December 31, 2004, represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. Accumulated capital losses as of December 31, 2004 were:

Expiration	Amount
2009	$44,574,793
2010	$22,200,649
2011	$3,142,525
	$69,917,967

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of June 30, 2005 are noted below. Unrealized appreciation/depreciation in the table below excludes appreciation/depreciation on foreign currency translation, if any. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Federal Tax Cost	$69,622,674
Gross Tax Appreciation of Investments	$11,386,581
Gross Tax Depreciation of Investments	$(732,144)
Net Tax Appreciation	$10,654,437

4. Capital Share Transactions

The Fund is authorized to issue 450 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

	Six months ended 6/30/05		Year ended 12/31/04	
	Shares	Amount	Shares	Amount
Class A				
Sold	12,734	$ 160,031	14,460	$ 169,930
Redeemed	(2,925)	$ (37,117)	(31,674)	$ (365,661)
Net Increase (Decrease)	9,809	$ 122,914	(17,214)	$ (195,731)
Class B				
Sold	6,161	$ 74,891	31,752	$ 357,137
Redeemed	(25,749)	$ (312,736)	(29,868)	$ (335,138)
Net Increase (Decrease)	(19,588)	$ (237,845)	1,884	$ 21,999
Class C				
Sold	1,174	$ 13,988	8,384	$ 94,894
Redeemed	(2,025)	$ (24,059)	(10,901)	$ (121,637)
Net Decrease	(851)	$ (10,071)	(2,517)	$ (26,743)
Class F				
Sold	140,793	$ 1,789,634	837,712	$ 9,854,038
Redeemed	(644,810)	$ (8,202,104)	(2,275,773)	$ (26,636,819)
Net Decrease	(504,017)	$ (6,412,470)	(1,438,061)	$ (16,782,781)
Class R				
Sold	94,405	$ 1,223,126	209,694	$ 2,478,822
Redeemed	(180,172)	$ (2,343,013)	(175,936)	$ (2,095,354)
Net Increase (Decrease)	(85,767)	$ (1,119,887)	33,758	$ 383,468
Class T				
Sold	0	$ 0	1,421	$ 15,509
Redeemed	(1,530)	$ (18,089)	(2,672)	$ (29,639)
Net Decrease	(1,530)	$ (18,089)	(1,251)	$ (14,130)

5. Investment Transactions

For the six months ended June 30, 2005, purchases and sales of investment securities (excluding short-term securities and U.S. government obligations) were $55,030,641 and $61,397,510, respectively.

6. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for temporary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $50 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $50 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At June 30, 2005, the Fund did not have any borrowings under the LOC.

7. Legal Matters

In early 2004, two purported class and derivative actions were filed against Mellon Financial Corporation, Mellon Bank, Founders, Dreyfus, and certain directors of the Dreyfus Founders Funds and the Dreyfus Funds (together, the "Defendant Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Defendant Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Defendant Funds. The Amended Complaint in the newly styled *In re Dreyfus Mutual Funds Fee Litigation* also named DSC, Premier Mutual Fund Services, Inc. and two additional directors of the Defendant Funds as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Defendant Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Defendant Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Defendant Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Defendant Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Defendant Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Defendant Funds. Founders, Dreyfus and the Defendant Funds believe the allegations to be totally without merit and intend to defend the action vigorously. The defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Founders nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Founders' ability to perform its contract with the Funds.



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Dreyfus Founders Worldwide Growth Fund
P.O. Box 55360
Boston, MA 02205-8252
1-800-525-2440
www.founders.com

Proxy Voting Information

A description of the policies and procedures that the Fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the Fund voted these proxies for the 12-month period ended June 30, 2005, is available through the Fund's website at www.founders.com and on the Securities and Exchange Commission's (SEC) website at www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-525-2440.

Portfolio Holdings

The Fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The Fund's Forms N-Q are available on the SEC's website at www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the SEC's Public Reference Room may be obtained by calling 1-800-SEC-0330.

This report and the statements it contains are submitted for the general information of our shareholders. The report is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus.

Dreyfus Service Corporation, Distributor.

A-636-WWG-05

Dreyfus Founders Balanced Fund

SEMIANNUAL REPORT June 30, 2005



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

TABLE OF CONTENTS

Management Overview	3
Fund Expenses	10
Statement of Investments	12
Statement of Assets and Liabilities	18
Statement of Operations	20
Statements of Changes in Net Assets	21
Financial Highlights	22
Notes to Financial Statements	28

Investment Manager

Founders Asset Management LLC
A Mellon Financial Company[SM]
210 University Boulevard, Suite 800
Denver, CO 80206

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

The views expressed in this report reflect those of the portfolio managers only through the end of the period covered and do not necessarily represent the views of Founders or any other person in the Founders organization. Any such views are subject to change at any time based upon market or other conditions and Founders disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus Founders Fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus Founders Fund. Companies appearing in bold print on pages 3-9 were owned by the Fund on June 30, 2005. The amounts of these holdings are included in the Statement of Investments.

Management Overview





A discussion with portfolio manager John B. Jares, CFA, left, and assistant portfolio manager John V. Johnson, CFA, regarding Fund performance for the six-month period ended June 30, 2005.

Stagnant Versus Volatile

The first half of 2005 was a tale of two quarters: stagnant versus volatile. Early in the first quarter, the market saw profit-taking after a strong rally in the last half of 2004. The market then was without a major trend throughout the first quarter, which aided the Fund as individual stocks were rewarded. The second quarter, in contrast, was punctuated by a strong mid-quarter rally led by small- and mid-capitalization stocks, a rally that tended not to compensate large-cap exposure. Overlaying this was a rally in the bond market, notwithstanding continued interest rate increases by the Federal Reserve and stubbornly high energy prices. The markets ended the first half of 2005 down slightly from the beginning of the year, even though the economy continued to show signs of growth, and companies continued to exhibit fundamental earnings growth.

"We did not adjust the Fund's sector weights materially, even though, as the period ended, sector rotation appeared more important than stock selection."

We did not adjust the Fund's sector weights materially, even though, as the period ended, sector rotation appeared more important than stock selection. The Fund has held many of its core positions throughout this sector rotation, as we continued to hold confidence in these companies' earnings prospects and potential cash flow generation over our longer-term investment horizon.

For the six-month period ended June 30, 2005, the Dreyfus Founders Balanced Fund underperformed its benchmark, the Standard & Poor's 500 Index, which posted a total return of -0.81% for the same period.

Healthcare and IT Benefited Performance

The Fund experienced strong performance from its biotechnology and semiconductor stocks in the healthcare and information technology (IT) sectors, respectively. These industries showed strong improvements during the period in both fundamentals and in stock price movements. **Genentech, Inc.** was one such strong-performing biotechnology stock. The company performed well through the period due to the receptivity to its new drugs for the treatment of multiple indications of cancer.

Top 3 Performing Sectors in the Fund

Healthcare
Materials
Information Technology

Numerous other healthcare holdings boosted the Fund's relative return for the period. **Triad Hospitals, Inc.** began to show improvements in its hospital admissions as well as improving trends in its bad debt expense, a factor that plagued the healthcare facilities industry throughout 2004. The Fund's position in Triad was increased at the end of the period as these factors were expected to continue through 2005. The Fund also was aided by its position in Eon Labs, Inc. as Novartis acquired the generic pharmaceutical company earlier in the year. Pharmaceutical company IVAX Corporation reached our price objective during the period, with little catalyst for growth expected for the balance of the year. Therefore, the Fund sold its position in this company, as we felt the monies may be better deployed in other investments.

In information technology, **Apple Computer, Inc.** continued to benefit from strong sales of its portable music player, the iPod, which also led consumers to ultimately purchase more Apple products, particularly notebook and desktop computers.

The Fund was underweight the materials sector relative to its benchmark; this factor paired with strong stock selection in the sector positively contributed to the Fund's performance for the period.

Underexposure and Weak Stock Selection Impeded Return

For the first six months of 2005, the Fund's relative performance was impaired by underexposure in two strong-performing sectors: energy and utilities.

The Fund also was underweight the industrials sector, as industrials typically begin exhibiting weakness as the economic cycle matures and earnings growth begins to moderate. Although this underweight position produced a positive effect, poor stock selection impeded the Fund's

Bottom 3 Performing Sectors in the Fund

Energy
Financials
Utilities

performance in this sector. Industrials holding **W.W. Grainger, Inc.** declined as higher-than-expected spending on the company's store expansion program and issues with its implementation of a SAP business software solution created concerns about future earnings growth.

The Fund's stock selection in the financials sector also weighed on performance, as some financial companies tend to underperform in an increasing interest rate cycle. First Marblehead Corporation declined during the half as investors became concerned about the company's long-term growth rate. This was primarily due to two factors: slower-than-expected volume growth for the second quarter, and an announcement by a large customer that it is considering keeping a portion of its loans instead of securitizing them through First Marblehead.

Other weak individual performers during the period were found in the consumer discretionary sector. **Royal Caribbean Cruises Limited** negatively impacted the Fund as investors concerned with the effect high oil prices may have on the company's profits pressured the stock. The Fund continued to hold Royal Caribbean at the end of the period as capacity increases within the cruise industry remained benign and continued robust demand for cruises helped Royal Caribbean to continue strong pricing. The movies and entertainment

Largest Equity Holdings (ticker symbol)

1.	**Microsoft Corporation** (MSFT)	**3.22%**
2.	**Time Warner, Inc.** (TWX)	**3.11%**
3.	**MGI Pharma, Inc.** (MOGN)	**3.10%**
4.	**Triad Hospitals, Inc.** (TRI)	**2.49%**
5.	**International Business Machines Corporation** (IBM)	**2.45%**
6.	**General Electric Company** (GE)	**2.23%**
7.	**Royal Caribbean Cruises Limited** (RCL)	**2.05%**
8.	**Pfizer, Inc.** (PFE)	**1.96%**
9.	**Colgate-Palmolive Company** (CL)	**1.70%**
10.	**Dollar General Corporation** (DG)	**1.70%**

Holdings listed are a percentage of equity assets. Portfolio holdings are subject to change, and should not be construed as a recommendation of any security.

Growth of $10,000 Investment

Performance data quoted represents past performance. Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Please call 1-800-525-2440 to obtain the most recent month-end performance data.



Dreyfus Founders Balanced Fund-Class F
S&P 500 Index
Lipper Balanced Fund Index
$40,000
$30,000
$20,000
$10,000
$0
6/95
6/97
6/99
6/01
6/03
6/05
$25,792
$21,764
$15,050

The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Balanced Fund on 6/30/95 to a $10,000 investment made in unmanaged securities indexes on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses. **These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.**

The Standard & Poor's (S&P) 500 Index is designed to be representative of the U.S. equities market and consists of 500 leading companies in leading industries of the U.S. economy. The total return figures cited for this index assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund. The S&P 500 Index does not include a fixed-income component, while the Fund does. The Lipper Balanced Fund Index is an equal dollar weighted index of the largest mutual funds within the Balanced Fund classification, as defined by Lipper. This index is adjusted for the reinvestment of capital gains and income dividends, and reflects the management expenses associated with the funds included in the index. Further information related to Fund performance is contained elsewhere in this report.

Average Annual and Year-to Date Total Return as of 6/30/05

Class (Inception Date)	**Year-to-Date**†	**1 Year**	**5 Years**	**10 Years**	**Since Inception**
A Shares (12/31/99)					
With sales charge (5.75%)	(6.97%)	0.62%	(4.74%)	—	(4.17%)
Without sales charge	(1.24%)	6.77%	(3.61%)	—	(3.14%)
B Shares (12/31/99)					
With redemption*	(5.58%)	2.03%	(4.67%)	—	(4.02%)
Without redemption	(1.65%)	6.03%	(4.29%)	—	(3.85%)
C Shares (12/31/99)					
With redemption**	(2.67%)	4.80%	(4.60%)	—	(4.20%)
Without redemption	(1.68%)	5.80%	(4.60%)	—	(4.20%)
F Shares (2/19/63)	(1.12%)	7.00%	(3.31%)	4.17%	N/A
R Shares (12/31/99)	(0.99%)	7.35%	(3.64%)	—	(3.16%)
T Shares (12/31/99)					
With sales charge (4.50%)	(5.86%)	1.72%	(4.32%)	—	(3.84%)
Without sales charge	(1.41%)	6.51%	(3.44%)	—	(3.04%)

Average annual and year-to-date total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but do reflect the reinvestment of dividends and capital gain distributions, fee waivers for certain share classes, and adjustments for financial statement purposes. Part of the Fund's historical performance is due to the purchase of securities sold in initial public offerings (IPOs). There is no guarantee that the Fund's investments in IPOs, if any, will continue to have a similar impact on performance.

* The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.
** The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.
† Total return is not annualized.

industry within the consumer discretionary sector underperformed as box office receipts during the period were a large disappointment. Both **Time Warner, Inc.** and **DreamWorks Animation SKG, Inc.** significantly hindered the Fund. Time Warner experienced pressure due to concerns over its earnings performance in the first half of 2005. However, Time Warner remained one of the largest equity holdings in the Fund as of June 30, 2005, as the second-half outlook for its products remained solid and the fundamentals in its top businesses appeared sound. DreamWorks warned of a loss in the second quarter as the company overestimated DVD sales and underestimated returns from its vendors and distributors. The Fund reduced its position in DreamWorks during the period, although we retained a small position due to the company's new projects in development for release over the next two years.

Fixed-Income Performance

In fixed-income markets, higher oil prices, a strengthening dollar and higher short-term interest rates were held accountable for any perceived slowdown in the economy during the period. The housing market provided a considerable offset to these factors, as well as stimulus to the economy, as homeowners continued to extract equity from their homes.

Whereas in the first quarter the Fund was aided by its high-quality bias, high cash position and short duration, the fixed-income portion of the Fund lagged during the second quarter of the period due to its large cash position and


Portfolio Composition of Net Assets
16.68% Healthcare
12.99% Information Technology
12.49% Consumer Discretionary
6.11% Financials
5.14% Consumer Staples
4.47% Industrials
2.70% Energy
1.25% Materials
0.54% Telecommunications Services
22.63% Fixed-Income Investments
15.00% Cash & Equivalents

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio managers and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

concentration in shorter-dated securities. A larger position in cash buffered the Fund when bonds sold off in the first quarter, but created a drag on performance when bonds rallied in the second quarter. A high concentration of corporate bonds also hindered performance as Treasuries and Agencies outpaced corporate debt during the first six months of 2005; corporates experienced several high-profile downgrades in the first quarter causing investor flight to quality and Treasury and Agency outperformance.

Exposure in the five- to seven-year range was added during the second quarter of the period; the Fund held 26% of its fixed-income assets in bonds with maturities five years or longer as of June 30, 2005. The Fund also held 20.9% of its fixed-income assets in corporate debt compared to 4.8% in Agencies. Longer-dated securities performed well for the Fund.

The Fund's exposure of 13% of its fixed-income assets to the fixed-rate mortgage category weighed on performance as mortgages lagged other fixed-income sectors during the period.

In Conclusion

We are monitoring indications that the Federal Reserve may be nearing the end of its tightening cycle. Additionally, as we will be nearing the typical 18-month lag effect on the economy from the onset of the first federal funds rate increase, we will monitor the data for signs of economic change.

The Fund maintained a somewhat more conservative stance as of the end of the period, but increased its equity weighting as we found more compelling growth opportunities over the last several months. We continue to focus on high-quality growth companies that we believe show strong fundamental attributes. As always, we thank you for your continued investment in the Fund.

John B. Jares, CFA
Portfolio Manager

John V. Johnson, CFA
Assistant Portfolio Manager

FUND EXPENSES

(unaudited)

As a shareholder of the Fund, depending on the class of shares of the Fund you own, you incur two types of costs: (1) transaction costs, including front-end and contingent deferred sales charges; and (2) ongoing costs, including management fees, Rule 12b-1 fees, shareholder services fees, and other expenses. The expense example shown below is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The expense example is based on an investment of $1,000 on January 1, 2005 and held through June 30, 2005.

Actual Expenses The numbers included in the expense example in the rows with the word “Actual” in the title provide information about actual account values and actual expenses. You may use this information to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.60), then multiply the result by the number under the column heading entitled “Expenses Paid During Period” for the class of shares you own to estimate the expenses you paid on your account during this period.

Hypothetical Expenses For Comparison Purposes The numbers included in the expense example in the rows with the word “Hypothetical” in the title provide information about hypothetical account values and hypothetical expenses based on the Fund’s actual expense ratio for each class of shares, and an assumed rate of return of 5% per year before expenses, which is not the Fund’s actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare the hypothetical expenses in the expense example for the class of shares you own with the hypothetical expenses that appear in the shareholder reports of other funds.

Please note that the expenses shown in the expense example are meant to highlight your ongoing costs only and do not reflect the transaction costs described above. Therefore, the hypothetical expenses in the expense example are useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if the transaction costs were included, your costs would have been higher.

Expense Example

	Beginning Account Value (1/1/05)	Ending Account Value (6/30/05)	Expenses Paid During Period* (1/1/05-6/30/05)
Class A Actual	$1,000.00	$979.59	$7.98
Class A Hypothetical	1,000.00	1,016.66	8.13
Class B Actual	1,000.00	971.88	11.66
Class B Hypothetical	1,000.00	1,012.90	11.90
Class C Actual	1,000.00	971.11	12.05
Class C Hypothetical	1,000.00	1,012.49	12.30
Class F Actual	1,000.00	982.08	6.71
Class F Hypothetical	1,000.00	1,017.97	6.83
Class R Actual	1,000.00	984.80	5.33
Class R Hypothetical	1,000.00	1,019.37	5.42
Class T Actual	1,000.00	977.16	8.76
Class T Hypothetical	1,000.00	1,015.86	8.94

*Expenses are equal to each Class's respective annualized expense ratio, shown below, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).

Expense Ratios

These expense ratios reflect reimbursements and/or waivers of expenses by the Fund's investment adviser or its affiliates, earnings credits and brokerage offsets, where applicable.

	Expense Ratio
Class A	1.62%
Class B	2.37%
Class C	2.45%
Class F	1.36%
Class R	1.08%
Class T	1.78%

Statement of Investments
June 30, 2005 *(unaudited)*

Shares		*Market Value*
Common Stocks (Domestic)—59.8%		
Advertising—0.7%		
12,900	Lamar Advertising Company*	$ 551,703
Aerospace & Defense—1.1%		
13,400	Boeing Company	884,400
Asset Management & Custody Banks—0.7%		
13,500	Northern Trust Corporation	615,465
Biotechnology—2.8%		
5,400	Amgen, Inc.*	326,484
10,500	Genentech, Inc.*	842,940
14,200	Gilead Sciences, Inc.*	624,658
20,700	MedImmune, Inc.*	553,104
		2,347,186
Broadcasting & Cable TV—2.0%		
20,900	Clear Channel Communications, Inc.	646,437
24,300	EchoStar Communications Corporation	732,645
7,400	XM Satellite Radio Holdings, Inc. Class A*	249,084
		1,628,166
Communications Equipment—1.6%		
56,200	Cisco Systems, Inc.*	1,073,982
10,200	Juniper Networks, Inc.*	256,836
		1,330,818
Computer & Electronics Retail—0.3%		
3,900	Best Buy Company, Inc.	267,345
Computer Hardware—2.9%		
22,200	Apple Computer, Inc.*	817,182
21,100	International Business Machines Corporation	1,565,620
		2,382,802
Computer Storage & Peripherals—0.7%		
44,800	EMC Corporation*	614,208
Construction Materials—0.8%		
10,200	Lafarge North America, Inc.	636,888
Department Stores—0.8%		
11,200	Kohl's Corporation*	626,192
Diversified Banks—0.8%		
10,200	Wells Fargo & Company	628,116
Food Retail—0.9%		
33,600	Safeway, Inc.	759,024
General Merchandise Stores—2.5%		
53,100	Dollar General Corporation	1,081,116
17,700	Target Corporation	963,057
		2,044,173

Shares		Market Value
Healthcare Distributors—0.4%		
8,100	Henry Schein, Inc.*	$ 336,312
Healthcare Equipment—2.0%		
5,400	INAMED Corporation*	361,638
16,500	Waters Corporation*	613,305
9,000	Zimmer Holdings, Inc.*	685,530
		1,660,473
Healthcare Facilities—1.9%		
29,025	Triad Hospitals, Inc.*	1,585,926
Healthcare Supplies—0.5%		
9,000	Charles River Laboratories International, Inc.*	434,250
Homefurnishing Retail—0.6%		
11,900	Bed Bath & Beyond, Inc.*	497,182
Hotels, Resorts & Cruise Lines—0.5%		
7,600	Carnival Corporation	414,580
Household Products—1.8%		
7,300	Clorox Company	406,756
21,750	Colgate-Palmolive Company	1,085,543
		1,492,299
Hypermarkets & Super Centers—0.8%		
14,600	Wal-Mart Stores, Inc.	703,720
Industrial Conglomerates—1.7%		
41,000	General Electric Company	1,420,650
Integrated Oil & Gas—1.0%		
14,600	ExxonMobil Corporation	839,062
Integrated Telecommunication Services—0.5%		
7,100	Alltel Corporation	442,188
Internet Software & Services—0.5%		
10,900	Yahoo!, Inc.*	377,685
Investment Banking & Brokerage—0.8%		
3,400	Goldman Sachs Group, Inc.	346,868
6,700	Morgan Stanley	351,549
		698,417
Leisure Facilities—1.6%		
27,000	Royal Caribbean Cruises Limited	1,305,720
Life & Health Insurance—0.0%		
100	Aflac, Inc.	4,328
Movies & Entertainment—3.6%		
5,900	DreamWorks Animation SKG, Inc.*	154,580
118,700	Time Warner, Inc.*	1,983,477
25,600	Viacom, Inc. Class B	819,712
		2,957,769

See notes to statement of investments.

Statement of Investments

June 30, 2005 *(unaudited) (continued)*

Shares		Market Value
Oil & Gas Equipment & Services—1.0%		
13,300	Smith International, Inc.	$ 847,210
Oil & Gas Exploration & Production—0.6%		
8,300	Apache Corporation	536,180
Other Diversified Financial Services—1.4%		
8,900	Ambac Financial Group, Inc.	620,864
10,866	Citigroup, Inc.	502,335
		1,123,199
Personal Products—1.6%		
7,300	Avon Products, Inc.	276,305
19,900	Gillette Company	1,007,537
		1,283,842
Pharmaceuticals—8.6%		
18,900	Abbott Laboratories	926,289
33,100	Angiotech Pharmaceuticals, Inc.*	458,766
15,900	Eli Lilly and Company	885,789
8,500	Johnson & Johnson	552,500
10,100	Medicis Pharmaceutical Corporation Class A	320,473
90,900	MGI Pharma, Inc.*	1,977,984
45,275	Pfizer, Inc.	1,248,685
16,000	Wyeth	712,000
		7,082,486
Railroads—1.2%		
14,800	Union Pacific Corporation	959,040
Semiconductor Equipment—0.8%		
25,200	Novellus Systems, Inc.*	622,692
Semiconductors—2.0%		
7,700	Intel Corporation	200,662
20,100	Linear Technology Corporation	737,469
8,400	Maxim Integrated Products, Inc.	320,964
14,000	Microchip Technology, Inc.	414,680
		1,673,775
Specialized Finance—0.4%		
6,700	Moody's Corporation	301,232
Specialty Chemicals—0.5%		
7,000	Sigma-Aldrich Corporation	392,280
Systems Software—3.5%		
82,700	Microsoft Corporation	2,054,268
37,500	Symantec Corporation*	815,250
		2,869,518
Thrifts & Mortgage Finance—0.9%		
19,100	The PMI Group, Inc.	744,518

Shares		*Market Value*
Trading Companies & Distributors—0.5%		
7,700	W.W. Grainger, Inc.	$ 421,883
Total Common Stocks (Domestic) (Cost—$46,712,086)		49,344,902
Common Stocks (Foreign)—2.6%		
Application Software—0.3%		
4,925	SAP AG Sponsored ADR (GE)	213,253
Healthcare Supplies—0.4%		
2,800	Alcon, Inc. (SZ)	306,180
Investment Banking & Brokerage—1.1%		
39,800	Lazard Limited Class A (BD)*	925,350
Semiconductors—0.8%		
25,350	ATI Technologies, Inc. (CA)*	300,398
8,500	Marvell Technology Group Limited (BD)*	323,340
		623,738
Total Common Stocks (Foreign) (Cost—$2,109,283)		2,068,521

Principal Amount		*Market Value*
Corporate Bonds (Domestic)—8.1%		
Automobile Manufacturers—1.2%		
$ 1,000,000	Toyota Motor Credit Corporation 5.65% 1/15/07	$ 1,023,270
Diversified Banks—2.1%		
1,540,000	Washington Mutual, Inc. 8.25% 4/1/10	1,768,659
General Merchandise Stores—1.0%		
750,000	Target Corporation 5.875% 3/1/12	814,350
Household Products—2.0%		
1,500,000	Colgate-Palmolive Company 5.98% 4/25/12	1,643,280
Pharmaceuticals—1.8%		
1,500,000	Abbott Laboratories 5.625% 7/1/06	1,525,095
Total Corporate Bonds (Domestic) (Cost—$6,452,414)		6,774,654
U.S. Government Obligations—10.9%		
Agency Pass Through—3.5%		
2,709,763	U.S. Small Business Administration Series 10-A 6.64% 2/1/11	2,869,395

See notes to statement of investments.

Statement of Investments

June 30, 2005 *(unaudited) (continued)*

Principal Amount		*Market Value*
Government Sponsored Enterprises—1.9%		
$ 700,000	Federal Farm Credit Bank 4.70% 12/10/14	$ 721,700
800,000	Federal Home Loan Bank 4.50% 11/15/12	817,720
		1,539,420
Mortgage-Backed Securities: GNMA/Guaranteed—1.6%		
1,306,605	Government National Mortgage Association 6.00% 1/15/33 Pool #563709	1,348,769
U.S. Treasury Notes—3.9%		
1,186,320	U.S. Treasury Inflation Index Note 3.875% 1/15/09	1,291,110
	U.S. Treasury Note:	
900,000	4.25% 8/15/14	921,519
900,000	5.75% 8/15/10	983,637
		3,196,266
Total U.S. Government Obligations (Cost—$8,773,250)		8,953,850
Government Bonds (Foreign)—3.6%		
Government Securities—3.6%		
CAD 3,535,000	Province of Quebec 6.50% 12/1/05 (CA)	2,929,791
Total Government Bonds (Foreign) (Cost—$2,343,706)		2,929,791

Principal Amount		*Amortized Cost*
Corporate Short-Term Notes—16.9%		
Distillers & Vintners—4.5%		
$ 3,700,000	Diageo Capital PLC 3.25% 7/6/05~	$ 3,698,330
Diversified Banks—3.6%		
3,000,000	HSBC Finance Corporation 3.25% 7/7/05	2,998,375
Electronic Equipment Manufacturers—2.3%		
1,900,000	Hitachi America Capital Limited 3.23% 7/5/05~	1,899,318
Multi-Line Insurance—1.6%		
1,300,000	AIG Funding, Inc. 3.23% 7/5/05	1,299,533

Principal Amount		Amortized Cost
Other Diversified Financial Services—4.9%		
$ 4,000,000	Merrill Lynch & Company 3.05% 7/1/05	$ 4,000,000
Total Corporate Short-Term Notes (Amortized Cost—$13,895,556)		13,895,556
Total Investments—101.9% (Total Cost—$80,286,295)		83,967,274
Other Assets and Liabilities—(1.9%)		(1,531,697)
Net Assets—100.0%		$ 82,435,577

Notes to Statement of Investments

* *Non-income producing.*

~ *Security was acquired pursuant to Section 4(2) of the Securities Act of 1933 and may be deemed to be restricted for resale. These securities amounted to $5,597,648, or 6.8%, of the Fund's net assets as of June 30, 2005.*

ADR - American Depositary Receipt
BD - Bermuda
CA - Canada
GE - Germany
SZ - Switzerland

See notes to financial statements.

Statement of Assets and Liabilities

June 30, 2005 *(unaudited)*

Assets	
Investment securities, at cost	$ 80,286,295
Investment securities, at market	83,967,274
Cash	464,257
Receivables:	
Capital shares sold	28,142
Dividends and interest	270,377
Other assets	61,495
Total Assets	84,791,545

Liabilities	
Payables and other accrued liabilities:	
Investment securities purchased	2,097,768
Capital shares redeemed	51,020
Advisory fees	44,637
Shareholder servicing fees	5,958
Accounting fees	4,120
Distribution fees	26,548
Transfer agency fees	13,541
Custodian fees	1,286
Other	111,090
Total Liabilities	2,355,968
Net Assets	$ 82,435,577

Composition of Net Assets	
Capital (par value and paid-in surplus)	$ 265,972,876
Accumulated net investment loss	(28,178)
Accumulated net realized loss from security transactions	(187,190,299)
Net unrealized appreciation on investments and foreign currency translation	3,681,178
Total	$ 82,435,577

Class A		
Net Assets	$	1,648,413
Shares Outstanding		198,443
Net Asset Value, Redemption Price Per Share	$	8.31
Maximum offering price per share (net asset value plus sales charge of 5.75% of offering price)	$	8.82
Class B		
Net Assets	$	1,329,526
Shares Outstanding		161,601
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	8.23
Class C		
Net Assets	$	230,753
Shares Outstanding		28,496
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	8.10
Class F		
Net Assets	$	79,140,214
Shares Outstanding		9,516,923
Net Asset Value, Offering and Redemption Price Per Share	$	8.32
Class R		
Net Assets	$	53,217
Shares Outstanding		6,423
Net Asset Value, Offering and Redemption Price Per Share	$	8.29
Class T		
Net Assets	$	33,454
Shares Outstanding		3,921
Net Asset Value, Redemption Price Per Share	$	8.53
Maximum offering price per share (net asset value plus sales charge of 4.50% of offering price)	$	8.93

See notes to financial statements.

Statement of Operations

For the six months ended June 30, 2005 *(unaudited)*

Investment Income	
Dividends	$ 248,002
Interest	801,290
Foreign taxes withheld	(267)
Total Investment Income	1,049,025
Expenses	
Advisory fees—Note 2	280,956
Shareholder servicing fees—Note 2	34,841
Accounting fees—Note 2	25,934
Distribution fees—Note 2	110,232
Transfer agency fees—Note 2	54,728
Registration fees	27,600
Postage and mailing expenses	10,246
Custodian fees and expenses—Note 2	3,521
Printing expenses	26,690
Legal and audit fees	14,374
Directors' fees and expenses—Note 2	7,940
Other expenses	10,938
Total Expenses	608,000
Earnings Credits	(2,769)
Reimbursed/Waived Expenses	(2,289)
Expense Offset to Broker Commissions	(6,035)
Net Expenses	596,907
Net Investment Income	452,118
Realized and Unrealized Gain (Loss) on Security Transactions and Foreign Currency Transactions	
Net Realized Gain (Loss) on:	
Security Transactions	7,208,681
Foreign Currency Transactions	(622)
Net Realized Gain	7,208,059
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	(8,759,925)
Net Realized and Unrealized Loss	(1,551,866)
Net Decrease in Net Assets Resulting from Operations	$ (1,099,748)

See notes to financial statements.

Statements of Changes in Net Assets

(unaudited)

	Six months ended 6/30/05	Year ended 12/31/04
Operations		
Net Investment Income	$ 452,118	$ 1,165,048
Net Realized Gain on Security and Foreign Currency Transactions	7,208,059	8,838,969
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	(8,759,925)	(2,078,931)
Net Increase (Decrease) in Net Assets Resulting from Operations	(1,099,748)	7,925,086
Dividends and Distributions to Shareholders		
From Net Investment Income		
Class A	(7,062)	(16,533)
Class B	(406)	(4,861)
Class C	(39)	(659)
Class F	(440,827)	(1,146,498)
Class R	(380)	(763)
Class T	(110)	(243)
Net Decrease from Dividends and Distributions	(448,824)	(1,169,557)
Capital Share Transactions		
Net Decrease—Note 4		
Class A	(4,390)	(2,547)
Class B	(269,764)	(135,764)
Class C	(28,485)	(49,827)
Class F	(9,074,043)	(36,636,581)
Class R	(4,620)	(16,844)
Class T	(907)	(3,452)
Net Decrease from Capital Share Transactions	(9,382,209)	(36,845,015)
Net Decrease in Net Assets	(10,930,781)	(30,089,486)
Net Assets		
Beginning of period	$ 93,366,358	$ 123,455,844
End of period	$ 82,435,577	$ 93,366,358
Accumulated Net Investment Loss	$ (28,178)	$ (31,472)

See notes to financial statements.

Financial Highlights
(unaudited)

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class A Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$8.45	$7.88	$6.68	$8.18	$9.24
Income from investment operations:					
Net investment income	0.03	0.08	0.05	0.05	0.06
Net realized and unrealized gains (losses) on securities	(0.13)	0.57	1.20	(1.51)	(1.03)
Total from investment operations	(0.10)	0.65	1.25	(1.46)	(0.97)
Less dividends and distributions:					
From net investment income	(0.04)	(0.08)	(0.05)	(0.04)	(0.09)
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	(0.04)	(0.08)	(0.05)	(0.04)	(0.09)
Net Asset Value, end of period	$8.31	$8.45	$7.88	$6.68	$8.18
Total Return[a]	(1.24%)	8.31%	18.81%	(17.85%)	(10.46%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$1,648	$1,682	$1,572	$1,243	$1,227
Ratios to average net assets[b]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[c]	1.64%	1.49%	1.83%	1.89%	1.87%
Expenses with reimbursements, earnings credits and brokerage offsets	1.62%	1.48%	1.83%	1.89%	1.87%
Net investment income	0.81%	0.96%	0.63%	0.56%	0.51%
Portfolio turnover rate[d]	160%	134%	108%	122%	111%

a. Sales charges are not reflected in the total return.

b. Annualized.

c. Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 1.65% (2005), 1.49% (2004), 1.83% (2003), 1.89% (2002), and 1.87% (2001).

d. Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class B Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$8.37	$7.80	$6.63	$8.11	$9.18
Income from investment operations:					
Net investment income (loss)	0.00[a,b]	0.01	0.01	(0.01)	0.01
Net realized and unrealized gains (losses) on securities	(0.14)	0.58	1.17	(1.47)	(1.03)
Total from investment operations	(0.14)	0.59	1.18	(1.48)	(1.02)
Less dividends and distributions:					
From net investment income	0.00[c]	(0.02)	(0.01)	0.00[c]	(0.05)
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	(0.02)	(0.01)	0.00	(0.05)
Net Asset Value, end of period	$8.23	$8.37	$7.80	$6.63	$8.11
Total Return[d]	(1.65%)	7.63%	17.76%	(18.21%)	(11.13%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$1,330	$1,625	$1,647	$1,181	$1,484
Ratios to average net assets[e]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[f]	2.38%	2.21%	2.53%	2.54%	2.50%
Expenses with reimbursements, earnings credits and brokerage offsets	2.37%	2.21%	2.53%	2.54%	2.49%
Net investment income (loss)	0.07%	0.23%	(0.08%)	(0.10%)	(0.13%)
Portfolio turnover rate[g]	160%	134%	108%	122%	111%

a. Computed using average shares outstanding throughout the period.
b. Net investment income for the period ended June 30, 2005 aggregated less than $0.01 on a per share basis.
c. Distributions from net investment income for the year ended December 31, 2002 and the period ended June 30, 2005, aggregated less than $0.01 on a per share basis.
d. Sales charges are not reflected in the total return.
e. Annualized.
f. Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 2.39% (2005), 2.21% (2004), 2.53% (2003), 2.54% (2002), and 2.50% (2001).
g. Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.
See notes to financial statements.

Financial Highlights

(unaudited) (continued)

	Six months ended June 30, 2005	2004	Year ended December 31, 2003	2002	2001
Class C Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$8.24	$7.69	$6.54	$8.04	$9.17
Income from investment operations:					
Net investment income (loss)	0.00[a,b]	0.01[a]	(0.01)	(0.17)	(0.05)
Net realized and unrealized gains (losses) on securities	(0.14)	0.56	1.16	(1.33)	(1.03)
Total from investment operations	(0.14)	0.57	1.15	(1.50)	(1.08)
Less dividends and distributions:					
From net investment income	0.00[c]	(0.02)	0.00[c]	0.00	(0.05)
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	(0.02)	0.00	0.00	(0.05)
Net Asset Value, end of period	$8.10	$8.24	$7.69	$6.54	$8.04
Total Return[d]	(1.68%)	7.42%	17.59%	(18.66%)	(11.80%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$231	$264	$295	$248	$496
Ratios to average net assets[e]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[f]	2.46%	2.35%	2.69%	3.48%	3.96%
Expenses with reimbursements, earnings credits and brokerage offsets	2.45%	2.34%	2.69%	3.48%	3.96%
Net investment income (loss)	(0.01%)	0.08%	(0.17%)	(1.05%)	(1.64%)
Portfolio turnover rate[g]	160%	134%	108%	122%	111%

a. *Computed using average shares outstanding throughout the period.*
b. *Net investment loss for the period ended June 30, 2005 aggregated less than $0.01 on a per share basis.*
c. *Distributions from net investment income for the year ended December 31, 2003 and the period ended June 30, 2005, aggregated less than $0.01 on a per share basis.*
d. *Sales charges are not reflected in the total return.*
e. *Annualized.*
f. *Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 2.47% (2005), 2.35% (2004), 2.69% (2003), 3.48% (2002), and 4.24% (2001).*
g. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class F Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$8.46	$7.88	$6.69	$8.20	$9.22
Income from investment operations:					
Net investment income	0.04	0.08	0.06	0.07	0.10
Net realized and unrealized gains (losses) on securities	(0.13)	0.59	1.20	(1.50)	(1.02)
Total from investment operations	(0.09)	0.67	1.26	(1.43)	(0.92)
Less dividends and distributions:					
From net investment income	(0.05)	(0.09)	(0.07)	(0.08)	(0.10)
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	(0.05)	(0.09)	(0.07)	(0.08)	(0.10)
Net Asset Value, end of period	$8.32	$8.46	$7.88	$6.69	$8.20
Total Return	(1.12%)	8.58%	18.96%	(17.46%)	(9.94%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$79,140	$89,701	$119,835	$130,314	$297,068
Ratios to average net assets[a]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[b]	1.37%	1.34%	1.54%	1.43%	1.23%
Expenses with reimbursements, earnings credits and brokerage offsets	1.36%	1.33%	1.54%	1.42%	1.22%
Net investment income	1.07%	1.08%	0.93%	0.99%	1.20%
Portfolio turnover rate[c]	160%	134%	108%	122%	111%

a. Annualized.

b. Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 1.38% (2005), 1.34% (2004), 1.54% (2003), 1.43% (2002), and 1.23% (2001).

c. Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

Financial Highlights

(unaudited) (continued)

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class R Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$8.43	$7.86	$6.68	$8.18	$9.22
Income from investment operations:					
Net investment income (loss)	0.05	0.09	0.16	(0.16)	0.09
Net realized and unrealized gains (losses) on securities	(0.13)	0.58	1.05	(1.34)	(1.02)
Total from investment operations	(0.08)	0.67	1.21	(1.50)	(0.93)
Less dividends and distributions:					
From net investment income	(0.06)	(0.10)	(0.03)	0.00	(0.11)
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	(0.06)	(0.10)	(0.03)	0.00	(0.11)
Net Asset Value, end of period	$8.29	$8.43	$7.86	$6.68	$8.18
Total Return	(0.99%)	8.63%	18.12%	(18.34%)	(10.09%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$53	$59	$72	$11	$14
Ratios to average net assets[a]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[b]	1.10%	1.21%	2.37%	4.24%	3.07%
Expenses with reimbursements, earnings credits and brokerage offsets	1.08%	1.21%	2.37%	4.24%	3.07%
Net investment income (loss)	1.35%	1.21%	0.01%	(1.77%)	(0.75%)
Portfolio turnover rate[c]	160%	134%	108%	122%	111%

a. *Annualized.*

b. *Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 1.26% (2005), 1.35% (2004), 2.62% (2003), 19.52% (2002), and 272.77% (2001).*

c. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class T Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$8.68	$8.09	$6.88	$8.17	$9.21
Income from investment operations:					
Net investment income (loss)	0.02	0.03	0.21	(0.37)	0.08
Net realized and unrealized gains (losses) on securities	(0.14)	0.62	1.00	(0.92)	(1.04)
Total from investment operations	(0.12)	0.65	1.21	(1.29)	(0.96)
Less dividends and distributions:					
From net investment income	(0.03)	(0.06)	0.00[a]	0.00	(0.08)
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	(0.03)	(0.06)	0.00	0.00	(0.08)
Net Asset Value, end of period	$8.53	$8.68	$8.09	$6.88	$8.17
Total Return[b]	(1.41%)	8.01%	17.65%	(15.79%)	(10.44%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$33	$35	$36	$13	$232
Ratios to average net assets[c]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[d]	1.79%	1.77%	2.73%	2.60%	3.36%
Expenses with reimbursements, earnings credits and brokerage offsets	1.78%	1.77%	2.73%	2.59%	3.36%
Net investment income (loss)	0.66%	0.66%	(0.29%)	(0.31%)	(1.12%)
Portfolio turnover rate[e]	160%	134%	108%	122%	111%

a. Distributions from net investment income for the year ended December 31, 2003 aggregated less than $0.01 on a per share basis.
b. Sales charges are not reflected in the total return.
c. Annualized.
d. Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 2.06% (2005), 2.02% (2004), 3.18% (2003), 14.63% (2002), and 18.37% (2001).
e. Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940 (the "1940 Act"). Ten series of shares are currently issued: Balanced, Discovery, Equity Growth, Government Securities, Growth, International Equity, Mid-Cap Growth, Money Market, Passport and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders Balanced Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B shares redeemed within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

Security Valuations**—**A domestic equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of a security traded on Nasdaq, at its official closing price. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available, or in the case of written call options, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers.

A foreign equity security traded on a foreign exchange is valued at the last quoted official closing price available before the time when the Fund's assets are valued, or at the last quoted sales price if the exchange does not provide an official closing price or if the foreign market has not yet closed. Lacking any sales that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available. Since February 22, 2005, New York closing exchange rates have been used to convert foreign currencies to U.S. dollars. Previously, London closing exchange rates were used to convert foreign currencies to U.S. dollars.

A debt security with a remaining maturity greater than 60 days at the time of purchase is valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such price is not available, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers. A debt security with a remaining maturity of 60 days or less at the time of purchase is valued at amortized cost, which approximates market value, unless it is determined that amortized cost would not represent market value, in which case the securities would be marked to market. The Fund amortizes premiums and discounts on all debt securities.

If market quotations or official closing prices are not readily available or are determined not to reflect accurately fair value, securities will be valued at their fair value as

determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event occurs after the close of the market on which a security is traded but before the Fund calculates its net asset value, and it is determined that the event has materially affected the value of the security. Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indexes of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts.

Using fair value to price securities may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their net asset values. In addition, it is possible that the fair value determined for a security may be different from the value that may be realized upon the security's sale, and that these differences may be material to the net asset value of the Fund.

Security Transactions**—**Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

U.S. Government Obligations**—**Some U.S. government obligations, such as Government National Mortgage Association (GNMA) pass-through certificates, are supported by the full faith and credit of the United States Treasury. Other obligations, such as securities of the Federal Home Loan Bank (FHLB), are supported by the right of the issuer to borrow from the United States Treasury; and others, such as bonds issued by Federal National Mortgage Association (FNMA, a private corporation), are supported only by the credit of the agency, authority or instrumentality, although the Secretary of the Treasury has discretionary authority, though not the obligation, to purchase obligations of FNMA.

Foreign Securities and Currency Transactions**—**Foreign securities carry more risk than U.S. securities, such as political and currency risks. The Fund may invest at least a portion of its assets in foreign securities. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The resultant foreign currency gain or loss from the contract, if any, is recorded as foreign currency gain or loss and would be presented as such in the Statement of Operations.

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily, as earned, and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Distributions to Shareholders—The Fund declares and distributes dividends (if any) quarterly and capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions on Fund portfolio transactions. These commissions reduce Other Expenses and are included in the Expense Offset to Broker Commissions in the Statement of Operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Indemnifications—In the normal course of business, the Company enters into contracts that contain provisions indemnifying other parties against specified potential liabilities. Each Fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Fund that have not yet occurred. However, based on experience, the Funds expect the risk of loss to be remote.

Other—Certain prior year information has been reformatted, without substantive change, to conform with the current period presentation.

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is an indirect wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the Fund's net assets. The fee is 0.65% of the first $250 million of net assets, 0.60% of the next $250 million of net assets, 0.55% of the next $250 million of net assets and 0.50% of net assets in excess of $750 million.

Shareholder Servicing and Transfer Agency Fees for Class F Shares—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), the direct owner of Founders and a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus", an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. The Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. During the six months ended June 30, 2005, Class F shares were charged $30,570 pursuant to this shareholder services agreement.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all of the Fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges from DTI are paid by the Fund. During the six months ended June 30, 2005, Class F shares were charged $4,445 for out-of-pocket transfer agent charges.

Transfer Agency Fees for Class A, Class B, Class C, Class R and Class T Shares—The fees charged by DTI with respect to the Fund's Class A, B, C, R and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $13.09 to $13.51, per shareholder account considered to be an open account at any time during a given month, plus out-of-pocket charges. Class-specific transfer agency fees, including both the per account fees paid to DTI and out-of-pocket charges, during the six months ended June 30, 2005 were as follows:

	Transfer Agency Fees
Class A	$2,863
Class B	$2,544
Class C	$530
Class R	$60
Class T	$86

Founders has agreed to reimburse (or to cause its affiliates to reimburse) the Class R and Class T share classes of the Fund for certain transfer agency expenses pursuant to a written contractual commitment. This commitment will extend through at least August 31, 2006, and will not be terminated without prior notification to the Company's board of directors. For the six months ended June 30, 2005, Class R and Class T were each reimbursed $44, which reduced the amounts paid to DTI to $16 and $42, respectively.

Cash Management Fees—The Funds also pay Mellon Bank N.A. ("Mellon Bank"), a wholly-owned subsidiary of Mellon Financial Corporation and an affiliate of Founders, fees for certain cash management services. These include various services related to the processing of shareholder transactions in the Funds. During the six months ended June 30, 2005, the Fund was charged $1,116 for cash management fees, which are included in the out-of-pocket transfer agency charges above.

Other Transfer Agency Fees—Various broker-dealers, retirement plan administrators and other entities have established omnibus accounts with the Fund, and provide sub-transfer agency, recordkeeping or similar services to persons holding Fund shares through those accounts. During the six months ended June 30, 2005, the Fund paid $44,200 to these entities for such services. This amount is included in the transfer agency fees shown on the Statement of Operations.

Distribution and Shareholder Services Plans—DSC also is the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing or servicing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the six months ended June 30, 2005, Class F shares were charged $103,719 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class B, Class C and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

Distribution and shareholder servicing fees paid to DSC by the Fund's Class A, B, C and T shares for the six months ended June 30, 2005, were as follows:

	Distribution Fees	Shareholder Servicing Fees
Class A	N/A	$2,072
Class B	$5,537	$1,846
Class C	$934	$311
Class T	$42	$42

During the six months ended June 30, 2005, DSC retained $942 in sales commissions from the sales of Class A shares. DSC also retained $5,229 of contingent deferred sales charges relating to redemptions of Class B shares.

***Fund Accounting and Administrative Services Fees*—**The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of 0.06% of the average daily net assets of the Fund on the first $500 million, 0.04% of the average daily net assets of the Fund on the next $500 million and 0.02% of the average daily net assets of the Fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has contractually agreed in writing to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

***Custodian Fees*—**Mellon Bank serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Fund held by the custodian. The Fund could have employed these assets elsewhere to produce income had it not entered into this arrangement. The custodian has contractually agreed in writing to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the six months ended June 30, 2005, the Fund's portion of the fee waiver was $2,201, which reduced the amount paid to Mellon Bank to $1,320.

***Directors Compensation*—**The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is invested in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Other Liabilities on the Statement of Assets and Liabilities. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders, which pays their compensation. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, foreign currency transactions, net operating losses and capital loss carryovers.

The tax components of capital represent distribution requirements the Fund must satisfy under the income tax regulations and losses or tax deductions the Fund may be able to offset against income and capital gains realized in future years. Accumulated capital losses and post-October 31 capital losses noted below, if any, as of December 31, 2004, represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. Accumulated capital losses as of December 31, 2004 were:

Expiration	Amount
2008	$72,497,269
2009	$49,289,530
2010	$70,087,112
2011	$1,472,188
	$193,346,099

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of June 30, 2005 are noted below. Unrealized appreciation/depreciation in the table below excludes appreciation/depreciation on foreign currency translation, if any. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Undistributed Ordinary Income	$7,356
Federal Tax Cost	$81,208,742
Gross Tax Appreciation of Investments	$4,298,124
Gross Tax Depreciation of Investments	$(1,539,592)
Net Tax Appreciation	$2,758,532

4. Capital Share Transactions

The Fund is authorized to issue 850 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

	Six months ended June 30, 2005			Year ended December 31, 2004		
	Shares		Amount	Shares		Amount
Class A						
Sold	33,753	$	281,841	52,105	$	413,025
Dividends or Distributions Reinvested	786	$	6,551	1,969	$	15,805
Redeemed	(35,162)	$	(292,782)	(54,549)	$	(431,377)
Net Decrease	(623)	$	(4,390)	(475)	$	(2,547)
Class B						
Sold	15,303	$	125,833	53,204	$	414,706
Dividends or Distributions Reinvested	38	$	311	466	$	3,759
Redeemed	(47,948)	$	(395,908)	(70,543)	$	(554,229)
Net Decrease	(32,607)	$	(269,764)	(16,873)	$	(135,764)
Class C						
Sold	433	$	3,488	16,072	$	124,317
Dividends or Distributions Reinvested	3	$	27	59	$	475
Redeemed	(3,951)	$	(32,000)	(22,428)	$	(174,619)
Net Decrease	(3,515)	$	(28,485)	(6,297)	$	(49,827)
Class F						
Sold	437,062	$	3,643,006	1,100,066	$	8,730,703
Dividends or Distributions Reinvested	51,258	$	427,748	138,996	$	1,116,482
Redeemed	(1,574,754)	$	(13,144,797)	(5,836,747)	$	(46,483,766)
Net Decrease	(1,086,434)	$	(9,074,043)	(4,597,685)	$	(36,636,581)
Class R						
Sold	0	$	0	0	$	0
Dividends or Distributions Reinvested	46	$	380	94	$	751
Redeemed	(608)	$	(5,000)	(2,224)	$	(17,595)
Net Decrease	(562)	$	(4,620)	(2,130)	$	(16,844)
Class T						
Sold	0	$	0	4,985	$	39,775
Dividends or Distributions Reinvested	7	$	60	27	$	223
Redeemed	(114)	$	(967)	(5,430)	$	(43,450)
Net Decrease	(107)	$	(907)	(418)	$	(3,452)

5. Investment Transactions

For the six months ended June 30, 2005, purchases and sales of investment securities (excluding short-term securities and U.S. government obligations) were $69,241,181 and $84,813,689, respectively. Purchases and sales of long-term U.S. government obligations were $987,082 and $9,433,428, respectively.

6. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for temporary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $50 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $50 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At June 30, 2005, the Fund did not have any borrowings under the LOC.

7. Legal Matters

In early 2004, two purported class and derivative actions were filed against Mellon Financial Corporation, Mellon Bank, Founders, Dreyfus, and certain directors of the Dreyfus Founders Funds and the Dreyfus Funds (together, the "Defendant Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Defendant Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Defendant Funds. The Amended Complaint in the newly styled *In re Dreyfus Mutual Funds Fee Litigation* also named DSC, Premier Mutual Fund Services, Inc. and two additional directors of the Defendant Funds as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Defendant Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Defendant Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Defendant Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Defendant Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Defendant Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Defendant Funds. Founders, Dreyfus and the Defendant Funds believe the allegations to be totally without merit and intend to defend the action vigorously. The defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Founders nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Founders' ability to perform its contract with the Funds.

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For More Information

Dreyfus Founders Balanced Fund

Manager

Founders Asset
Management LLC
210 University Boulevard
Suite 800
Denver, CO 80206

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail Dreyfus Founders Funds, Inc.
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2005, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.

This report and the statements it contains are submitted for the general information of our shareholders. The report is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus.

0086SA0605

Dreyfus Founders Discovery Fund

SEMIANNUAL REPORT June 30, 2005


YOU, YOUR ADVISOR AND
Dreyfus
A MELLON FINANCIAL COMPANY

TABLE OF CONTENTS

Management Overview	3
Fund Expenses	12
Statement of Investments	14
Statement of Assets and Liabilities	18
Statement of Operations	20
Statements of Changes in Net Assets	21
Financial Highlights	22
Notes to Financial Statements	28

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Investment Manager
Founders Asset Management LLC
A Mellon Financial Company[SM]
210 University Boulevard, Suite 800
Denver, CO 80206

Distributor
Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

The views expressed in this report reflect those of the portfolio managers only through the end of the period covered and do not necessarily represent the views of Founders or any other person in the Founders organization. Any such views are subject to change at any time based upon market or other conditions and Founders disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus Founders Fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus Founders Fund. Companies appearing in bold print on pages 3-10 were owned by the Fund on June 30, 2005. The amounts of these holdings are included in the Statement of Investments.

Management Overview





A discussion with co-portfolio managers Bradley C. Orr, CFA, left, and James (J.D.) Padgett, CFA, regarding Fund performance for the six-month period ended June 30, 2005.

A Mixed Environment

Following the strong advances registered by the domestic equity markets during the fourth quarter of last year, 2005 started on a far less positive note. Markets declined broadly in the first quarter due to a persistent rise in oil prices and the Federal Reserve's tightening monetary policy.

The markets did partially recover during the second quarter, as investors began to speculate that the Federal Reserve may soon end its rate tightening campaign. At the same time, the pace of economic growth remained relatively strong, as evidenced by the robust gross domestic product (GDP) in the second quarter.

During the first six months of 2005, small-cap growth stocks underperformed both small-cap value stocks and large-cap growth stocks. This can be seen when comparing the -3.58% six-month return of the Russell 2000 Growth Index to the 0.90% return of the Russell 2000 Value Index, as well as to the -1.72% and -0.81% returns in the larger-capitalization Russell 1000 Growth Index and the Standard & Poor's 500 Index, respectively.

For the six-month period ended June 30, 2005, Dreyfus Founders Discovery Fund's performance[1] compared favorably to the Fund's benchmark, the Russell 2000 Growth Index, which, as mentioned above, posted a total return of -3.58% for the same period.

---

[1] Excluding sales charges, which result in lower returns for certain share classes. Please see page 7 for Average Annual and Year-to-Date Total Returns for all share classes, including and excluding sales charges.

The Russell 2000 Value Index measures the performance of those Russell 2000 companies with lower price-to-book ratios and lower forecasted growth values. The Russell 1000 Growth Index is an unmanaged index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. The Standard & Poor's (S&P) 500 Index is designed to be representative of the U.S. equities market and consists of 500 leading companies in leading industries of the U.S. economy. The total return figures cited for these indexes assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund.

Portfolio Composition Changes

High energy prices continued to drive demand in the oil services industry; therefore, the Fund added energy holdings during the period in an attempt to garner greater growth potential in this sector. In addition, the Fund's weighting in the consumer discretionary sector was significantly larger than that of its benchmark as we believed many opportunities existed in this sector.

The Fund decreased its weighting in the information technology sector as we felt that valuations weren't compelling enough to outweigh broad fundamental concerns in this sector.

Also, the Fund decreased its weighting in the industrials sector, although industrials were still overweight versus the benchmark. During the first half, many companies in this sector faced decelerating revenue and earnings growth. In fact, earnings expectations dropped after many months of upward revisions. At the same time, valuations were at the high end of historical ranges. We felt the earnings acceleration that had been driven by the recovering economy began to naturally slow, and therefore, we reduced the Fund's exposure to this sector.

Consumer Discretionary Stocks Benefited Performance

The consumer discretionary sector proved particularly strong for the Fund during the six-month period. An overweight position and strong stock selection led to solid outperformance in this sector. Although the strength of consumer spending is an important backdrop for the financial performance of most consumer discretionary companies, there were many stocks within the sector that outperformed despite the uncertain macro-economic environment.

The Fund opportunistically added to its positions in existing consumer discretionary holdings after the market sold these stocks due to short-term or potentially unwarranted concerns. **Guitar Center, Inc.**, a music retailer, and **WMS Industries, Inc.**, a casino gaming machine manufacturer, were two such examples. Guitar Center experienced some weaker results toward the end of the first quarter, causing the stock to decline over 17% from its high. The Fund took this opportunity to significantly increase its position in Guitar Center and benefited from the stock's price increase in the second quarter. WMS reported better-than-expected revenue growth in the fourth quarter of 2004, but was unable to control expenses and increase margins, thus putting future earnings growth in question. The company recovered in the first quarter of 2005, resulting in improved earnings performance. The Fund increased its position in WMS following the fourth quarter earnings disappointment and ensuing stock decline.

The gaming and lodging industry within the consumer discretionary sector has been a focus area for the Fund for some time. The worldwide proliferation of gaming continued to provide a strong tailwind for the industry. Many compelling growth opportunities were found during the first half, including some strong-performing holdings for the Fund. Station Casinos, Inc. provided a boost to the Fund's relative return as the company continued to benefit from strong local gaming trends in the Las Vegas market, driven by fast population growth, market share gains, an increase in the number of patrons, as well as increased revenue per patron. The Fund's position in this company was sold during the period as the valuation became stretched and concerns about future decelerating growth trends began to surface.

Healthcare and Energy Aided Return

The Fund also invested in a few strong-performing healthcare stocks at the right time, benefiting the Fund's relative return. Medical device makers **ArthroCare Corporation** and **Kyphon, Inc.** were two such examples. ArthroCare, a new position for the Fund, experienced an inflection point in its operations in the fourth quarter of 2004, as the company increased earnings guidance for 2005, updated progress on a recent acquisition that accelerated sales, and identified a target operating model that allowed for significant

Largest Equity Holdings (ticker symbol)

1.	**WMS Industries, Inc.** (WMS)	**3.81%**
2.	**Hughes Supply, Inc.** (HUG)	**3.05%**
3.	**Gaylord Entertainment Company** (GET)	**2.74%**
4.	**Patterson-UTI Energy, Inc.** (PTEN)	**2.72%**
5.	**Petco Animal Supplies, Inc.** (PETC)	**2.53%**
6.	**Tempur-Pedic International, Inc.** (TPX)	**2.50%**
7.	**SafeNet, Inc.** (SFNT)	**2.47%**
8.	**Medicis Pharmaceutical Corporation Class A** (MRX)	**2.29%**
9.	**ArthroCare Corporation** (ARTC)	**2.26%**
10.	**Epicor Software Corporation** (EPIC)	**2.21%**

Portfolio holdings are subject to change, and should not be construed as a recommendation of any security.

Growth of $10,000 Investment

Performance data quoted represents past performance. Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Please call 1-800-525-2440 to obtain the most recent month-end performance data.



Dreyfus Founders Discovery Fund-Class F
Russell 2000 Growth Index
$50,000
$40,000
$30,000
$20,000
$10,000
$0
6/95
6/97
6/99
6/01
6/03
6/05
$24,955
$16,538

The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Discovery Fund on 6/30/95 to a $10,000 investment made in an unmanaged securities index on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses. **These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.**

The Russell 2000 Growth Index measures the performance of stocks of companies in the Russell 2000 Index with higher price-to-book ratios and higher forecasted growth values. The Russell 2000 Index is a widely recognized, unmanaged small-cap index comprising common stocks of the 2,000 U.S. public companies next in size after the largest 1,000 publicly traded U.S. companies. The total return figures cited for the Russell 2000 Growth Index assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund. Further information related to Fund performance is contained elsewhere in this report.

Average Annual and Year-to Date Total Return as of 6/30/05

Class (Inception Date)	**Year-to-Date†**	**1 Year**	**5 Years**	**10 Years**	**Since Inception**
A Shares (12/31/99)					
With sales charge (5.75%)	(8.44%)	(2.95%)	(10.33%)	—	(6.30%)
Without sales charge	(2.85%)	2.98%	(9.26%)	—	(5.29%)
B Shares (12/31/99)					
With redemption*	(7.17%)	(2.01%)	(10.41%)	—	(6.29%)
Without redemption	(3.30%)	1.99%	(10.08%)	—	(6.13%)
C Shares (12/31/99)					
With redemption**	(4.23%)	1.03%	(10.06%)	—	(6.11%)
Without redemption	(3.26%)	2.03%	(10.06%)	—	(6.11%)
F Shares (12/29/89)	(2.82%)	3.02%	(9.27%)	9.58%	12.67%
R Shares (12/31/99)	(2.70%)	3.27%	(9.01%)	—	(5.03%)
T Shares (12/31/99)					
With sales charge (4.50%)	(7.35%)	(2.01%)	(10.49%)	—	(6.48%)
Without sales charge	(2.98%)	2.63%	(9.66%)	—	(5.69%)

Average annual and year-to-date total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but do reflect the reinvestment of dividends and capital gain distributions, and adjustments for financial statement purposes. Part o f the Fund's historical performance is due to the purchase of securities sold in initial public offerings (IPOs). There is no guarantee that the Fund's investments in IPOs, if any, will continue to have a similar impact on performance. Part of the Fund's historical performance is due to amounts received from class action settlements regarding prior Fund holdings. There is no guarantee that these settlement distributions will occur in the future or have a similar impact on performance. There are risks associated with small-cap investing such as limited product lines, less liquidity, and small market share.

* The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.

** The maximum contingent deferred sales charge for Class C shares is 1% for shares

Top 3 Performing Sectors in the Fund

Consumer Discretionary
Healthcare
Energy

revenue growth and earnings leverage. The company experienced some missteps during the first half of 2005, including a missed regulatory filing, which caused its valuation to drop, thus creating a compelling investment opportunity for the Fund. Kyphon, Inc. continued to post very positive quarterly results. A favorable court ruling upholding the company's patents surrounding a proprietary procedure also was an important contributor to the stock's outperformance during the period.

The pharmaceutical industry, including both generic and specialty drugs, has been an attractive pool of potential growth opportunities for the Fund for a long period of time. Valuations in this industry have been compelling relative to historical levels and the overall market. One of the Fund's holdings in this industry, **Endo Pharmaceuticals Holdings, Inc.**, received a favorable court ruling during the period that allowed the company to sell into a previously patent-protected market for the pain-management drug, OxyContin, which will address a nearly $2 billion market. The ruling took the company's estimated earnings for 2005 up over 50% and the stock price up over 30%.

Energy was a clear sector leader in the Russell 2000 Growth Index. Therefore, increasing the Fund's weighting in this sector allowed the Fund to capture a greater portion of this outperformance. Combined with positive stock selection,


Portfolio Composition of Net Assets
28.17% Consumer Discretionary
20.91% Healthcare
19.55% Information Technology
10.75% Industrials
7.69% Financials
7.26% Energy
2.11% Materials
3.56% Cash & Equivalents

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio managers and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

the sector proved to be a very favorable contributor to performance. The Fund's weighting in this sector was heavily skewed toward the oil services industry, as opposed to the exploration and production (E&P) industry. We generally believed during the period that oil services stocks exhibited a more favorable risk versus reward ratio than E&P stocks, mainly due to a fairly good correlation between the two industries over time, and the underperformance of oil services stocks relative to the E&P industry more recently.

Rising oil prices throughout the period led to increased demand for oil services, increasing pricing power, and therefore, earnings leverage for these companies. **Patterson-UTI Energy, Inc.**, a top five position in the Fund as of June 30, 2005, saw increasing demand for its land-drilling rigs and related services during the period. Earnings growth for Patterson was roughly 100% in 2004. National Oilwell Varco, Inc. was also a beneficiary of the strong energy market, driven by higher oil prices and increased drilling demand. National Oilwell Varco also made a very accretive acquisition during the half, following which the market cap exceeded $8 billion, causing the Fund to gradually exit the position and redeploy assets elsewhere in the sector.

> *"The Fund added energy holdings during the period in an attempt to garner greater growth potential in this sector."*

IT and Industrials Weighed on Performance

Both the information technology (IT) and industrials sectors underperformed the Russell 2000 Growth Index during the half, and poor stock selection in these sectors negatively impacted relative Fund performance. In the information technology sector, holdings such as Polycom, Inc., Avocent Corporation, Altiris, Inc., and **Aeroflex, Inc.** were large detractors from performance. Polycom, a maker of video conferencing equipment, reported poor results as the company continued to struggle with sluggish demand. Avocent, a manufacturer of computer server management systems, announced that first quarter results would fall well short of Wall Street expectations, as management executed poorly during an important new product transition. Altiris, a systems management software company, struggled with slowing demand and an inability to control operating expenses. Aeroflex, a maker of semiconductor devices and test and measurement equipment, fell as the company reported weak results in the first quarter.

In the industrials sector, Trex Company, Inc., a building products manufacturer, was hurt by poor weather and excess inventories in its distribution channel.

Bottom 3 Performing Sectors in the Fund

Industrials
Information Technology
Financials

Another name that detracted from Fund performance was **Inspire Pharmaceuticals, Inc.** Inspire, a development stage drug manufacturer, missed its primary endpoint for a late-stage clinical trial, which was important to gain approval for a drug targeting the condition known as dry eye. The stock declined over 50% on the news. The Fund held its position in the stock at the end of the period as we believed a good chance still existed that the company may receive drug approval. Additionally, we believed that Inspire has a robust drug pipeline.

The Fund's holdings in the financials sector also underperformed for the period due to weak stock selection.

In Conclusion

As we entered the second half of 2005, the Fund was overweight the consumer discretionary, healthcare and energy sectors, and underweight the information technology, industrials and financials sectors.

The economic backdrop remains uncertain in our opinion. Most economic indicators remained relatively strong during the period, or at least were trending in the right direction. However, the impact that increasing interest rates and very high oil prices will have on the economy remains uncertain. We will continue to seek to take advantage of the current economic environment as well as to focus on companies that may offer growth opportunities.

Bradley C. Orr, CFA	James (J.D.) Padgett, CFA
Co-Portfolio Manager	Co-Portfolio Manager

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FUND EXPENSES
(unaudited)

As a shareholder of the Fund, depending on the class of shares of the Fund you own, you incur two types of costs: (1) transaction costs, including front-end and contingent deferred sales charges; and (2) ongoing costs, including management fees, Rule 12b-1 fees, shareholder services fees, and other expenses. The expense example shown below is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The expense example is based on an investment of $1,000 on January 1, 2005 and held through June 30, 2005.

Actual Expenses The numbers included in the expense example in the rows with the word "Actual" in the title provide information about actual account values and actual expenses. You may use this information to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.60), then multiply the result by the number under the column heading entitled "Expenses Paid During Period" for the class of shares you own to estimate the expenses you paid on your account during this period.

Hypothetical Expenses For Comparison Purposes The numbers included in the expense example in the rows with the word "Hypothetical" in the title provide information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio for each class of shares, and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare the hypothetical expenses in the expense example for the class of shares you own with the hypothetical expenses that appear in the shareholder reports of other funds.

Please note that the expenses shown in the expense example are meant to highlight your ongoing costs only and do not reflect the transaction costs described above. Therefore, the hypothetical expenses in the expense example are useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if the transaction costs were included, your costs would have been higher.

Expense Example

	Beginning Account Value (1/1/05)	Ending Account Value (6/30/05)	Expenses Paid During Period* (1/1/05-6/30/05)
Class A Actual	$1,000.00	$964.41	$7.14
Class A Hypothetical	1,000.00	1,017.46	7.33
Class B Actual	1,000.00	955.07	11.90
Class B Hypothetical	1,000.00	1,012.54	12.25
Class C Actual	1,000.00	955.85	11.51
Class C Hypothetical	1,000.00	1,012.95	11.85
Class F Actual	1,000.00	964.81	7.04
Class F Hypothetical	1,000.00	1,017.57	7.23
Class R Actual	1,000.00	967.24	5.72
Class R Hypothetical	1,000.00	1,018.92	5.87
Class T Actual	1,000.00	961.54	8.65
Class T Hypothetical	1,000.00	1,015.91	8.89

*Expenses are equal to each Class's respective annualized expense ratio, shown below, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).

Expense Ratios

These expense ratios reflect reimbursements and/or waivers of expenses by the Fund's investment adviser or its affiliates, earnings credits and brokerage offsets, where applicable.

	Expense Ratio
Class A	1.46%
Class B	2.44%
Class C	2.36%
Class F	1.44%
Class R	1.17%
Class T	1.77%

Statement of Investments

June 30, 2005 *(unaudited)*

Shares		Market Value
Common Stocks (Domestic)—93.2%		
Air Freight & Logistics—4.2%		
489,747	Hub Group, Inc. Class A*	$ 12,268,158
172,440	UTI Worldwide, Inc.	12,005,273
		24,273,431
Aluminum—0.3%		
93,825	Century Aluminum Company*	1,914,030
Application Software—2.2%		
962,736	Epicor Software Corporation*	12,708,115
Asset Management & Custody Banks—2.1%		
173,275	Affiliated Managers Group, Inc.*	11,839,881
Automotive Retail—1.9%		
667,150	CSK Auto Corporation*	11,128,062
Biotechnology—2.0%		
889,275	Alkermes, Inc.*	11,756,216
Casinos & Gaming—5.7%		
409,207	Pinnacle Entertainment, Inc.*	8,004,089
115,450	Scientific Games Corporation*	3,109,069
650,125	WMS Industries, Inc.*	21,941,719
		33,054,877
Communications Equipment—5.4%		
251,090	Harris Corporation	7,836,519
417,700	SafeNet, Inc.*	14,226,862
547,825	Tekelec*	9,203,460
		31,266,841
Consumer Finance—1.9%		
309,725	First Marblehead Corporation*	10,858,959
Diversified Metals & Mining—1.2%		
296,600	Alpha Natural Resources, Inc.*	7,082,808
Education Services—3.5%		
352,710	Education Management Corporation*	11,896,908
251,450	Universal Technical Institute, Inc.*	8,348,140
		20,245,048
Electronic Equipment Manufacturers—2.1%		
1,048,790	Aeroflex, Inc.*	8,809,836
106,732	Cogent, Inc.*	3,047,199
		11,857,035
Electronic Manufacturing Services—1.7%		
246,980	Trimble Navigation Limited*	9,624,811
General Merchandise Stores—1.2%		
212,570	Tuesday Morning Corporation	6,700,206
Gold—0.6%		
184,200	Glamis Gold Limited*	3,170,082
Healthcare Distributors—1.9%		
263,559	Henry Schein, Inc.*	10,942,970

Shares		Market Value
Healthcare Equipment—5.1%		
371,850	ArthroCare Corporation*	$ 12,992,439
539,664	I-Flow Corporation*	8,980,009
213,475	Kyphon, Inc.*	7,426,795
		29,399,243
Healthcare Services—1.2%		
469,062	Option Care, Inc.	6,613,774
Healthcare Supplies—1.1%		
469,747	ev3, Inc.*	6,529,483
Home Furnishings—2.5%		
650,068	Tempur-Pedic International, Inc.*	14,418,508
Hotels, Resorts & Cruise Lines—2.7%		
339,240	Gaylord Entertainment Company*	15,771,268
Human Resource & Employment Services—0.4%		
105,655	Resources Connection, Inc.*	2,454,366
Internet Software & Services—2.0%		
997,327	Digitas, Inc.*	11,379,501
IT Consulting & Other Services—1.1%		
279,775	Kanbay International, Inc.*	6,465,600
Leisure Facilities—1.2%		
202,550	Life Time Fitness, Inc.*	6,645,666
Leisure Products—1.5%		
429,542	Marvel Enterprises, Inc.*	8,470,568
Multi-Line Insurance—1.4%		
216,625	HCC Insurance Holdings, Inc.	8,203,589
Oil & Gas Drilling—3.8%		
562,700	Patterson-UTI Energy, Inc.	15,659,941
239,375	Pride International, Inc.*	6,151,938
		21,811,879
Oil & Gas Equipment & Services—1.8%		
386,625	Grant Prideco, Inc.*	10,226,231
Oil & Gas Exploration & Production—1.7%		
165,050	KFx, Inc.*	2,358,565
208,950	Spinnaker Exploration Company*	7,415,636
		9,774,201
Pharmaceuticals—9.6%		
406,425	Endo Pharmaceuticals Holdings, Inc.*	10,680,849
771,982	Impax Laboratories, Inc.*	12,120,117
366,472	Inspire Pharmaceuticals, Inc.*	3,085,694
416,477	Medicis Pharmaceutical Corporation Class A	13,214,815
227,241	MGI Pharma, Inc.*	4,944,764
631,661	Salix Pharmaceuticals Limited*	11,155,133
		55,201,372

See notes to statement of investments.

Shares		*Market Value*
Restaurants—2.7%		
252,398	RARE Hospitality International, Inc.*	$ 7,690,567
124,694	Red Robin Gourmet Burgers, Inc.*	7,728,534
		15,419,101
Semiconductor Equipment—1.4%		
799,905	Entegris, Inc.*	7,919,060
Semiconductors—2.7%		
291,375	Fairchild Semiconductor Corporation Class A*	4,297,781
299,200	Intersil Corporation Class A	5,615,984
333,315	Semtech Corporation*	5,549,695
		15,463,460
Specialty Stores—4.0%		
142,050	Guitar Center, Inc.*	8,291,459
496,504	Petco Animal Supplies, Inc.	14,557,497
		22,848,956
Systems Software—1.0%		
124,125	Quality Systems, Inc.	5,881,043
Thrifts & Mortgage Finance—2.3%		
327,075	BankAtlantic Bancorp, Inc.	6,198,071
510,075	NewAlliance Bancshares, Inc.	7,166,554
		13,364,625
Trading Companies & Distributors—3.0%		
624,575	Hughes Supply, Inc.	17,550,558
Trucking—1.1%		
200,175	J.B. Hunt Transport Services, Inc.	3,863,378
97,525	Old Dominion Freight Line, Inc.*	2,616,596
		6,479,974
Total Common Stocks (Domestic) (Cost—$498,548,403)		536,715,398
Common Stocks (Foreign)—3.2%		
Hotels, Resorts & Cruise Lines—1.3%		
132,200	Kerzner International Limited (BA)*	7,528,790
Marine—1.9%		
255,100	Diana Shipping, Inc. (GR)	3,734,664
448,685	Dryships, Inc. (GR)	7,407,789
		11,142,453
Total Common Stocks (Foreign) (Cost—$20,996,055)		18,671,243

Principal Amount		*Amortized Cost*
Corporate Short-Term Notes—2.5%		
Household Appliances—2.5%		
$ 14,400,000	Stanley Works, Inc. 3.37% 7/1/05~	$ 14,400,000
Total Corporate Short-Term Notes (Amortized Cost—$14,400,000)		14,400,000
Total Investments—98.9% (Total Cost—$533,944,458)		569,786,641
Other Assets and Liabilities—1.1%		6,130,966
Net Assets—100.0%		$575,917,607

Notes to Statement of Investments

* *Non-income producing.*

~ *Security was acquired pursuant to Section 4(2) of the Securities Act of 1933 and may be deemed to be restricted for resale. These securities amounted to $14,400,000, or 2.5%, of the Fund's net assets as of June 30, 2005.*

BA - Bahama Islands

GR - Greece

See notes to financial statements.

Statement of Assets and Liabilities

June 30, 2005 *(unaudited)*

Assets	
Investment securities, at cost	$ 533,944,458
Investment securities, at market	569,786,641
Cash	1,478,335
Receivables:	
Investment securities sold	12,120,681
Capital shares sold	6,691,639
Dividends and interest	139,732
Other assets	60,969
Total Assets	590,277,997

Liabilities	
Payables and other accrued liabilities:	
Investment securities purchased	8,595,954
Capital shares redeemed	4,823,779
Advisory fees	412,346
Shareholder servicing fees	38,652
Accounting fees	27,085
Distribution fees	140,753
Transfer agency fees	45,090
Custodian fees	2,331
Other	274,400
Total Liabilities	14,360,390
Net Assets	$ 575,917,607

Composition of Net Assets	
Capital (par value and paid-in surplus)	$ 862,131,267
Accumulated net investment loss	(3,411,438)
Accumulated net realized loss from security transactions	(318,644,405)
Net unrealized appreciation on investments and foreign currency translation	35,842,183
Total	$ 575,917,607

Class A		
Net Assets	$	54,392,814
Shares Outstanding		1,942,499
Net Asset Value, Redemption Price Per Share	$	28.00
Maximum offering price per share (net asset value plus sales charge of 5.75% of offering price)	$	29.71
Class B		
Net Assets	$	15,622,624
Shares Outstanding		586,432
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	26.64
Class C		
Net Assets	$	5,118,001
Shares Outstanding		191,892
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	26.67
Class F		
Net Assets	$	437,626,004
Shares Outstanding		15,653,110
Net Asset Value, Offering and Redemption Price Per Share	$	27.96
Class R		
Net Assets	$	61,841,720
Shares Outstanding		2,175,314
Net Asset Value, Offering and Redemption Price Per Share	$	28.43
Class T		
Net Assets	$	1,316,444
Shares Outstanding		48,143
Net Asset Value, Redemption Price Per Share	$	27.34
Maximum offering price per share (net asset value plus sales charge of 4.50% of offering price)	$	28.63

See notes to financial statements.

Statement of Operations

For the six months ended June 30, 2005 *(unaudited)*

Investment Income	
Dividends	$ 991,113
Interest	117,689
Total Investment Income	1,108,802
Expenses	
Advisory fees—Note 2	2,620,725
Shareholder servicing fees—Note 2	241,103
Accounting fees—Note 2	171,008
Distribution fees—Note 2	610,725
Transfer agency fees—Note 2	337,826
Registration fees	32,140
Postage and mailing expenses	67,275
Custodian fees and expenses—Note 2	14,644
Printing expenses	74,900
Legal and audit fees	113,894
Directors' fees and expenses—Note 2	58,080
Other expenses	76,694
Total Expenses	4,419,014
Earnings Credits	(14,644)
Reimbursed/Waived Expenses	(9,574)
Net Expenses	4,394,796
Net Investment Loss	(3,285,994)
Realized and Unrealized Gain (Loss) on Security Transactions and Foreign Currency Transactions	
Net Realized Gain on Security Transactions	71,399,727
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	(92,393,684)
Net Realized and Unrealized Loss	(20,993,957)
Net Decrease in Net Assets Resulting from Operations	$ (24,279,951)

See notes to financial statements.

Statements of Changes in Net Assets

(unaudited)

	Six months ended 6/30/05	Year ended 12/31/04
Operations		
Net Investment Loss	$ (3,285,994)	$ (8,291,203)
Net Realized Gain on Security Transactions	71,399,727	74,597,741
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	(92,393,684)	5,007,548
Net Increase (Decrease) in Net Assets Resulting from Operations	(24,279,951)	71,314,086
Capital Share Transactions		
Net Increase (Decrease)—Note 4		
Class A	(9,243,790)	(20,072,155)
Class B	(2,462,182)	(3,926,079)
Class C	(1,291,901)	(2,295,210)
Class F	(94,085,091)	(143,830,150)
Class R	(8,253,704)	25,138
Class T	(278,376)	(302,253)
Net Decrease from Capital Share Transactions	(115,615,044)	(170,400,709)
Net Decrease in Net Assets	(139,894,995)	(99,086,623)
Net Assets		
Beginning of period	$ 715,812,602	$ 814,899,225
End of period	$ 575,917,607	$ 715,812,602
Accumulated Net Investment Loss	$ (3,411,438)	$ (125,444)

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(unaudited)

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class A Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$28.82	$26.04	$19.09	$28.50	$34.79
Income from investment operations:					
Net investment loss	(0.40)	(0.64)	(0.36)	(0.31)	(0.17)
Net realized and unrealized gains (losses) on securities	(0.42)	3.42	7.31	(9.10)	(6.02)
Total from investment operations	(0.82)	2.78	6.95	(9.41)	(6.19)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(0.10)
Total distributions	0.00	0.00	0.00	0.00	(0.10)
Net Asset Value, end of period	$28.00	$28.82	$26.04	$19.09	$28.50
Total Return[a]	(2.85%)	10.68%	36.41%	(33.02%)	(17.78%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$54,393	$65,763	$79,630	$67,184	$117,773
Ratios to average net assets[b]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[c]	1.47%	1.38%	1.50%	1.35%	1.19%
Expenses with reimbursements, earnings credits and brokerage offsets	1.46%	1.37%	1.50%	1.35%	1.18%
Net investment loss	(1.09%)	(1.11%)	(1.25%)	(1.08%)	(0.58%)
Portfolio turnover rate[d]	134%	98%	130%	128%	110%

a. *Sales charges are not reflected in the total return.*
b. *Annualized.*
c. *Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.*
d. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class B Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$27.55	$25.12	$18.60	$28.03	$34.49
Income from investment operations:					
Net investment loss	(0.81)	(1.07)	(0.81)	(0.69)	(0.45)
Net realized and unrealized gains (losses) on securities	(0.10)	3.50	7.33	(8.74)	(5.91)
Total from investment operations	(0.91)	2.43	6.52	(9.43)	(6.36)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(0.10)
Total distributions	0.00	0.00	0.00	0.00	(0.10)
Net Asset Value, end of period	$26.64	$27.55	$25.12	$18.60	$28.03
Total Return[a]	(3.30%)	9.67%	35.05%	(33.64%)	(18.43%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$15,623	$18,795	$21,009	$18,804	$35,845
Ratios to average net assets[b]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[c]	2.45%	2.30%	2.56%	2.26%	1.97%
Expenses with reimbursements, earnings credits and brokerage offsets	2.44%	2.29%	2.56%	2.26%	1.96%
Net investment loss	(2.07%)	(2.03%)	(2.31%)	(1.98%)	(1.35%)
Portfolio turnover rate[d]	134%	98%	130%	128%	110%

a. *Sales charges are not reflected in the total return.*
b. *Annualized.*
c. *Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.*
d. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(unaudited) (continued)

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class C Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$27.57	$25.14	$18.60	$28.05	$34.51
Income from investment operations:					
Net investment loss	(1.32)	(1.53)	(0.94)	(0.86)	(0.48)
Net realized and unrealized gains (losses) on securities	0.42	3.96	7.48	(8.59)	(5.88)
Total from investment operations	(0.90)	2.43	6.54	(9.45)	(6.36)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(0.10)
Total distributions	0.00	0.00	0.00	0.00	(0.10)
Net Asset Value, end of period	$26.67	$27.57	$25.14	$18.60	$28.05
Total Return[a]	(3.26%)	9.67%	35.16%	(33.69%)	(18.42%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$5,118	$6,668	$8,352	$7,794	$17,031
Ratios to average net assets[b]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[c]	2.37%	2.28%	2.52%	2.27%	1.98%
Expenses with reimbursements, earnings credits and brokerage offsets	2.36%	2.27%	2.52%	2.26%	1.96%
Net investment loss	(2.00%)	(2.01%)	(2.28%)	(1.99%)	(1.36%)
Portfolio turnover rate[d]	134%	98%	130%	128%	110%

a. *Sales charges are not reflected in the total return.*
b. *Annualized.*
c. *Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.*
d. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class F Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$28.77	$25.98	$19.04	$28.45	$34.74
Income from investment operations:					
Net investment loss	(0.60)	(0.69)	(0.35)	(0.36)	(0.20)
Net realized and unrealized gains (losses) on securities	(0.21)	3.48	7.29	(9.05)	(5.99)
Total from investment operations	(0.81)	2.79	6.94	(9.41)	(6.19)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(0.10)
Total distributions	0.00	0.00	0.00	0.00	(0.10)
Net Asset Value, end of period	$27.96	$28.77	$25.98	$19.04	$28.45
Total Return	(2.82%)	10.74%	36.45%	(33.08%)	(17.81%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$437,626	$550,622	$638,880	$498,970	$847,330
Ratios to average net assets[a]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[b]	1.45%	1.35%	1.53%	1.41%	1.25%
Expenses with reimbursements, earnings credits and brokerage offsets	1.44%	1.34%	1.53%	1.40%	1.24%
Net investment loss	(1.07%)	(1.08%)	(1.29%)	(1.13%)	(0.64%)
Portfolio turnover rate[c]	134%	98%	130%	128%	110%

a. *Annualized.*

b. *Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.*

c. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

See notes to financial statements.

Financial Highlights
(unaudited) (continued)

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class R Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$29.22	$26.32	$19.23	$28.64	$34.87
Income from investment operations:					
Net investment loss	(0.21)	(0.24)	(0.17)	(0.18)	(0.08)
Net realized and unrealized gains (losses) on securities	(0.58)	3.14	7.26	(9.23)	(6.05)
Total from investment operations	(0.79)	2.90	7.09	(9.41)	(6.13)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(0.10)
Total distributions	0.00	0.00	0.00	0.00	(0.10)
Net Asset Value, end of period	$28.43	$29.22	$26.32	$19.23	$28.64
Total Return	(2.70%)	11.02%	36.87%	(32.86%)	(17.57%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$61,842	$72,317	$65,240	$42,872	$61,163
Ratios to average net assets[a]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[b]	1.18%	1.11%	1.21%	1.10%	0.95%
Expenses with reimbursements, earnings credits and brokerage offsets	1.17%	1.10%	1.21%	1.10%	0.94%
Net investment loss	(0.81%)	(0.83%)	(0.96%)	(0.82%)	(0.38%)
Portfolio turnover rate[c]	134%	98%	130%	128%	110%

a. Annualized.

b. Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.

c. Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class T Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$28.18	$25.55	$18.79	$28.24	$34.69
Income from investment operations:					
Net investment loss	(0.62)	(0.65)	(0.31)	(0.54)	(0.33)
Net realized and unrealized gains (losses) on securities	(0.22)	3.28	7.07	(8.91)	(6.02)
Total from investment operations	(0.84)	2.63	6.76	(9.45)	(6.35)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(0.10)
Total distributions	0.00	0.00	0.00	0.00	(0.10)
Net Asset Value, end of period	$27.34	$28.18	$25.55	$18.79	$28.24
Total Return[a]	(2.98%)	10.29%	35.98%	(33.46%)	(18.30%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$1,316	$1,648	$1,788	$1,291	$2,341
Ratios to average net assets[b]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[c]	1.78%	1.71%	1.91%	2.06%	1.83%
Expenses with reimbursements, earnings credits and brokerage offsets	1.77%	1.70%	1.90%	2.06%	1.82%
Net investment loss	(1.41%)	(1.44%)	(1.66%)	(1.79%)	(1.24%)
Portfolio turnover rate[d]	134%	98%	130%	128%	110%

a. Sales charges are not reflected in the total return.

b. Annualized.

c. Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.

d. Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940 (the "1940 Act"). Ten series of shares are currently issued: Balanced, Discovery, Equity Growth, Government Securities, Growth, International Equity, Mid-Cap Growth, Money Market, Passport and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders Discovery Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B shares redeemed within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

Security Valuations—A domestic equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of a security traded on Nasdaq, at its official closing price. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available, or in the case of written call options, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers.

A foreign equity security traded on a foreign exchange is valued at the last quoted official closing price available before the time when the Fund's assets are valued, or at the last quoted sales price if the exchange does not provide an official closing price or if the foreign market has not yet closed. Lacking any sales that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available. Since February 22, 2005, New York closing exchange rates have been used to convert foreign currencies to U.S. dollars. Previously, London closing exchange rates were used to convert foreign currencies to U.S. dollars.

A debt security with a remaining maturity greater than 60 days at the time of purchase is valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such price is not available, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers. A debt security with a remaining maturity of 60 days or less at the time of purchase is valued at amortized cost, which approximates market value, unless it is determined that amortized cost would not represent market value, in which case the securities would be marked to market. The Fund amortizes premiums and discounts on all debt securities.

If market quotations or official closing prices are not readily available or are determined not to reflect accurately fair value, securities will be valued at their fair value as determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event occurs after the close of the market on which a security is traded but before the Fund calculates its net asset value, and it is determined that the event has materially affected the value of the security. Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indexes of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts.

Using fair value to price securities may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their net asset values. In addition, it is possible that the fair value determined for a security may be different from the value that may be realized upon the security's sale, and that these differences may be material to the net asset value of the Fund.

***Security Transactions*—**Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

***Foreign Securities and Currency Transactions*—**Foreign securities carry more risk than U.S. securities, such as political and currency risks. The Fund may invest at least a portion of its assets in foreign securities. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The resultant foreign currency gain or loss from the contract, if any, is recorded as foreign currency gain or loss and would be presented as such in the Statement of Operations.

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily, as earned, and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Distributions to Shareholders—The Fund declares and distributes dividends (if any) and capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions on Fund portfolio transactions. These commissions reduce Other Expenses and are included in the Expense Offset to Broker Commissions in the Statement of Operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Indemnifications—In the normal course of business, the Company enters into contracts that contain provisions indemnifying other parties against specified potential liabilities. Each Fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Fund that have not yet occurred. However, based on experience, the Funds expect the risk of loss to be remote.

Other—Certain prior year information has been reformatted, without substantive change, to conform with the current period presentation.

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is an indirect wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the Fund's net assets. The fee is 1.00% of the first $250 million of net assets, 0.80% of the next $250 million of net assets and 0.70% of net assets in excess of $500 million.

Shareholder Servicing and Transfer Agency Fees for Class F Shares—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), the direct owner of Founders and a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus", an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. The Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. During the six months ended June 30, 2005, Class F shares were charged $150,085 pursuant to this shareholder services agreement.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all of the Fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges from DTI are paid by the Fund. During the six months ended June 30, 2005, Class F shares were charged $35,380 for out-of-pocket transfer agent charges.

Transfer Agency Fees for Class A, Class B, Class C, Class R and Class T Shares—The fees charged by DTI with respect to the Fund's Class A, B, C, R and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $12.58 to $13.00, per shareholder account considered to be an open account at any time during a given month, plus out-of-pocket charges. Class-specific transfer agency fees, including both the per account fees paid to DTI and out-of-pocket charges, during the six months ended June 30, 2005 were as follows:

	Transfer Agency Fees
Class A	$17,973
Class B	$24,557
Class C	$6,085
Class R	$11,506
Class T	$975

Cash Management Fees—The Funds also pay Mellon Bank N.A. ("Mellon Bank"), a wholly-owned subsidiary of Mellon Financial Corporation and an affiliate of Founders, fees for certain cash management services. These include various services related to the processing of shareholder transactions in the Funds. During the six months ended June 30, 2005, the Fund was charged $7,868 for cash management fees, which are included in the out-of-pocket transfer agency charges above.

Other Transfer Agency Fees—Various broker-dealers, retirement plan administrators and other entities have established omnibus accounts with the Fund, and provide sub-transfer agency, recordkeeping or similar services to persons holding Fund shares through those accounts. During the six months ended June 30, 2005, the Fund paid $241,350 to these entities for such services. This amount is included in the transfer agency fees shown on the Statement of Operations.

Distribution and Shareholder Services Plans—DSC also is the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing or servicing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the six months ended June 30, 2005, Class F shares were charged $528,304 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class B, Class C and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

Distribution and shareholder servicing fees paid to DSC by the Fund's Class A, B, C and T shares for the six months ended June 30, 2005, were as follows:

	Distribution Fees	Shareholder Servicing Fees
Class A	N/A	$62,340
Class B	$60,555	$20,185
Class C	$20,059	$6,686
Class T	$1,807	$1,807

During the six months ended June 30, 2005, DSC retained $65 and $2 in sales commissions from the sales of Class A and Class T shares, respectively. DSC also retained $32,602 and $613 of contingent deferred sales charges relating to redemptions of Class B and Class C shares, respectively.

Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of 0.06% of the average daily net assets of the Fund on the first $500 million, 0.04% of the average daily net assets of the Fund on the next $500 million and 0.02% of the average daily net assets of the Fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has contractually agreed in writing to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Fund held by the custodian. The Fund could have employed these assets elsewhere to produce income had it not entered into this arrangement. The custodian has contractually agreed in writing to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the six months ended June 30, 2005, the Fund's portion of the fee waiver was $9,574, which reduced the amount paid to Mellon Bank to $5,070.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is invested in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Other Liabilities on the Statement of Assets and Liabilities. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders, which pays their compensation. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, foreign currency transactions, net operating losses and capital loss carryovers.

The tax components of capital represent distribution requirements the Fund must satisfy under the income tax regulations and losses or tax deductions the Fund may be able to offset against income and capital gains realized in future years. Accumulated capital losses and post-October 31 capital losses noted below, if any, as of December 31, 2004, represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. Accumulated capital losses as of December 31, 2004 were:

Expiration	Amount
2009	$138,824,492
2010	$230,439,968
2011	$14,100,468
	$383,364,928

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of June 30, 2005 are noted below. Unrealized appreciation/depreciation in the table below excludes appreciation/depreciation on foreign currency translation, if any. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Federal Tax Cost	$539,388,769
Gross Tax Appreciation of Investments	$51,400,189
Gross Tax Depreciation of Investments	$(21,002,317)
Net Tax Appreciation	$30,397,872

4. Capital Share Transactions

The Fund is authorized to issue 450 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

	Six months ended June 30, 2005			Year ended December 31, 2004		
	Shares		Amount	Shares		Amount
Class A						
Sold	382,244	$	10,500,581	606,846	$	16,285,433
Redeemed	(721,857)	$	(19,744,371)	(1,383,103)	$	(36,357,588)
Net Decrease	(339,613)	$	(9,243,790)	(776,257)	$	(20,072,155)
Class B						
Sold	3,570	$	92,321	7,176	$	180,419
Redeemed	(99,385)	$	(2,554,503)	(161,266)	$	(4,106,498)
Net Decrease	(95,815)	$	(2,462,182)	(154,090)	$	(3,926,079)

	Six months ended June 30, 2005		Year ended December 31, 2004	
	Shares	Amount	Shares	Amount
Class C				
Sold	3,976	$ 100,883	7,418	$ 188,358
Redeemed	(53,919)	$ (1,392,784)	(97,877)	$ (2,483,568)
Net Decrease	(49,943)	$ (1,291,901)	(90,459)	$ (2,295,210)
Class F				
Sold	1,033,755	$ 28,064,770	3,312,230	$ 88,403,785
Redeemed	(4,520,175)	$ (122,149,861)	(8,760,046)	$ (232,233,935)
Net Decrease	(3,486,420)	$ (94,085,091)	(5,447,816)	$ (143,830,150)
Class R				
Sold	213,594	$ 5,907,686	568,863	$ 15,239,651
Redeemed	(513,322)	$ (14,161,390)	(572,087)	$ (15,214,513)
Net Increase (Decrease)	(299,728)	$ (8,253,704)	(3,224)	$ 25,138
Class T				
Sold	4,017	$ 106,229	15,867	$ 408,647
Redeemed	(14,335)	$ (384,605)	(27,379)	$ (710,900)
Net Decrease	(10,318)	$ (278,376)	(11,512)	$ (302,253)

5. Investment Transactions

For the six months ended June 30, 2005, purchases and sales of investment securities (excluding short-term securities and U.S. government obligations) were $496,258,083 and $636,707,104, respectively.

6. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for temporary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $50 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $50 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At June 30, 2005, the Fund did not have any borrowings under the LOC.

7. Legal Matters

In early 2004, two purported class and derivative actions were filed against Mellon Financial Corporation, Mellon Bank, Founders, Dreyfus, and certain directors of the Dreyfus Founders Funds and the Dreyfus Funds (together, the "Defendant Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Defendant Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Defendant Funds. The Amended Complaint in the newly styled *In re Dreyfus Mutual Funds Fee Litigation* also named DSC, Premier Mutual Fund Services, Inc. and two additional directors of the Defendant Funds as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Defendant Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Defendant Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Defendant Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Defendant Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Defendant Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Defendant Funds. Founders, Dreyfus and the Defendant Funds believe the allegations to be totally without merit and intend to defend the action vigorously. The defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Founders nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Founders' ability to perform its contract with the Funds.

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For More Information

Dreyfus Founders Discovery Fund

Manager

Founders Asset
Management LLC
210 University Boulevard
Suite 800
Denver, CO 80206

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail Dreyfus Founders Funds, Inc.
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2005, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.

This report and the statements it contains are submitted for the general information of our shareholders. The report is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus.

0182SA0605

Dreyfus Founders Equity Growth Fund

Formerly Dreyfus Founders Growth and Income Fund.

SEMIANNUAL REPORT June 30, 2005



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

Table of Contents

Management Overview	3
Fund Expenses	10
Statement of Investments	12
Statement of Assets and Liabilities	17
Statement of Operations	19
Statements of Changes in Net Assets	20
Financial Highlights	21
Notes to Financial Statements	27

Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

Investment Manager
Founders Asset Management LLC
*A Mellon Financial Company*SM
210 University Boulevard, Suite 800
Denver, CO 80206

Distributor
Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Founders or any other person in the Founders organization. Any such views are subject to change at any time based upon market or other conditions and Founders disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus Founders Fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus Founders Fund. Companies appearing in bold print on pages 3-9 were owned by the Fund on June 30, 2005. The amounts of these holdings are included in the Statement of Investments.

Management Overview



A discussion with portfolio manager John B. Jares, CFA, regarding Fund performance for the six-month period ended June 30, 2005.

Oil and the Federal Reserve

The investing environment during the first six months of 2005 can be simply characterized by two economic factors: rising oil prices and the Federal Reserve ratcheting up short-term interest rates in an effort to contain inflation. As a result, most indices posted modest declines during the period despite solid corporate earnings growth.

Company-Specific Impacts

The Fund's strategy in pursuing growth opportunities by researching stocks on a company-by-company basis did not change during the period. Because of and in spite of this strategy, the Fund experienced a mixed lot of stock selection: the Fund had strong selection in numerous sectors as well as weak selection in others.

Although the Fund's first quarter performance was solid relative to its large-cap growth fund peers, its performance in the second quarter proved disappointing. For the first half of 2005, the Dreyfus Founders Equity Growth Fund trailed the return of the Russell 1000 Growth Index, which returned -1.72%, and the Standard & Poor's 500 Index, which returned -0.81%.

"Although the Fund's first quarter performance was solid relative to its large-cap growth fund peers, its performance in the second quarter proved disappointing."

Consumer-Related Stocks Boosted Performance

Financials and consumer-related stocks had the largest positive impacts on the Fund's relative return during the period. Continued strength in consumer spending helped buoy consumer discretionary and consumer staples stocks, and the Fund overweighted the consumer discretionary sector with holdings positioned to benefit from the potential growth opportunities this trend provided. **Kohl's Corporation** experienced a recovery in sales and earnings growth driven by new apparel products and improved corporate execution. Although a stable consumer spending backdrop helped **J.C. Penney Company**'s sales, excellent execution helped lead the stock's favorable performance. Consumer staples stock **Gillette Company** benefited from a buyout offer from Procter & Gamble Company and from solid fundamentals as well.

Top 3 Performing Sectors in the Fund

Financials
Consumer Discretionary
Consumer Staples

The information technology sector, although underperforming for the period, did harbor stock-specific boons to Fund performance. Among these were **Apple Computer, Inc.** and **Intel Corporation**. Apple saw outstanding growth in revenue as well as earnings per share (EPS) driven primarily by the popularity of the company's iPod and Macintosh products. Strong demand for notebook computers helped drive Intel's processor unit. As a result, the company saw a rebound in revenue growth and improved gross and operating margin trends.

Other individual strong performers during the half were found in the healthcare and industrials sectors. **Genentech Inc.**'s solid sales and expanded uses for its cancer drugs, Avastin™ and Herceptin®, drove stock performance. Strong consumer travel demand and high energy prices allowed the airline industry to raise fares. In light of the tough industry operating conditions, this was welcome news that helped to lift the shares of **AMR Corporation**, the parent company of American Airlines.

Industrials and IT Weighed Heavily

Overweight positions and weak stock selection in the industrials and information technology (IT) sectors impeded the Fund's return for the period. Industrials holding **W.W. Grainger, Inc.** exhibited sluggish sales trends and lower earnings expectations, which combined to drive the stock lower. In information technology, numerous underachieving issues weighed heavily on the Fund's performance for the period. Sluggish trends in Europe and poor execution in services drove a disappointing first quarter earnings report for **International Business Machines Corporation**, which was followed by a precipitous fall in stock price. **Microsoft Corporation** underperformed the market, although it delivered financial results that were in line with investor expectations. Poor execution, disappointing margin trends, and difficulties with certain projects overshadowed strong bookings and revenue growth for **Accenture Limited Class A**, resulting in a materially lower stock price. An excess of semiconductor inventory led to lackluster industry growth despite

Largest Equity Holdings (ticker symbol)	
1. **SPDR Trust Series 1** (SPY)	**5.26%**
2. **Microsoft Corporation** (MSFT)	**4.51%**
3. **Gillette Company** (G)	**2.98%**
4. **General Electric Company** (GE)	**2.93%**
5. **Royal Caribbean Cruises Limited** (RCL)	**2.59%**
6. **Johnson & Johnson** (JNJ)	**2.56%**
7. **Kohl's Corporation** (KSS)	**2.43%**
8. **Cisco Systems, Inc.** (CSCO)	**2.19%**
9. **Pfizer, Inc.** (PFE)	**2.14%**
10. **Colgate-Palmolive Company** (CL)	**1.78%**

Portfolio holdings are subject to change, and should not be construed as a recommendation of any security.

Growth of $10,000 Investment

Performance data quoted represents past performance. Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Please call 1-800-525-2440 to obtain the most recent month-end performance data.



Dreyfus Founders Equity Growth Fund-Class F
S&P 500 Index
Russell 1000 Growth Index
$40,000
$30,000
$20,000
$10,000
$0
6/95
6/97
6/99
6/01
6/03
6/05
$25,792
$20,421
$15,346

The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Equity Growth Fund on 6/30/95 to a $10,000 investment made in unmanaged securities indexes on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses. **These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.**

The Standard & Poor's (S&P) 500 Index is designed to be representative of the U.S. equities market and consists of 500 leading companies in leading industries of the U.S. economy. The Russell 1000 Growth Index is an unmanaged index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. The total return figures cited for these indexes assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund. In future semiannual reports, the Fund's performance will no longer be compared to the Standard & Poor's 500 Index, as the Russell 1000 Growth Index is more reflective of the Fund's growth style of investing. Further information related to Fund performance is contained elsewhere in this report.

Average Annual and Year-to Date Total Return as of 6/30/05

Class (Inception Date)	**Year-to-Date**[†]	**1 Year**	**5 Years**	**10 Years**	**Since Inception**
A Shares (12/31/99)					
With sales charge (5.75%)	(8.72%)	(2.81%)	(8.03%)	—	(8.07%)
Without sales charge	(3.09%)	3.13%	(6.94%)	—	(7.08%)
B Shares (12/31/99)					
With redemption*	(7.24%)	(1.54%)	(7.66%)	—	(7.74%)
Without redemption	(3.38%)	2.46%	(7.32%)	—	(7.59%)
C Shares (12/31/99)					
With redemption**	(4.40%)	1.51%	(7.64%)	—	(7.88%)
Without redemption	(3.43%)	2.51%	(7.64%)	—	(7.88%)
F Shares (7/5/38)	(3.02%)	3.42%	(6.36%)	4.38%	N/A
R Shares (12/31/99)	(2.85%)	3.49%	(6.60%)	—	(6.84%)
T Shares (12/31/99)					
With sales charge (4.50%)	(8.91%)	(3.43%)	(8.52%)	—	(8.66%)
Without sales charge	(4.66%)	1.12%	(7.67%)	—	(7.89%)

Average annual and year-to-date total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but do reflect the reinvestment of dividends and capital gain distributions, fee waivers for certain share classes, and adjustments for financial statement purposes.

* The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.

** The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

† Total return is not annualized.

Bottom 3 Performing Sectors in the Fund

Industrials
Healthcare
Information Technology

stable end-market demand. Combined with relatively high valuation, these factors led **Maxim Integrated Products, Inc.** to significantly underperform for the period. Although all of the aforementioned stocks were weak performers during the half, the Fund remained invested in these companies as it was our assessment that fundamental business trends may improve and these companies could benefit.

Although strong performing issues were found in healthcare, a significant underweight position in this sector detracted from the Fund's performance.

Finally, other notable poor performing stocks hampered the Fund's return, such as Avaya, Inc. and **Time Warner, Inc.** Avaya experienced a large loss from a European subsidiary, along with sluggish overall sales trends in PBX (private branch exchange) telephone network equipment, which created a revenue and earnings shortfall in the first quarter of the period. Subsequently,


Portfolio Composition of Net Assets
28.54% Information Technology
19.33% Consumer Discretionary
15.68% Healthcare
9.34% Consumer Staples
9.11% Industrials
6.14% Financials
1.28% Energy
0.75% Materials
0.54% Telecommunications Services
5.26% Other
4.03% Cash & Equivalents

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio manager and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

the stock suffered and the Fund exited its position in the company. Consumer discretionary holding Time Warner experienced pressure during the period due to concerns over its second quarter earnings performance.

In Conclusion

As of the end of the period, the Fund was positioned for an expanding economy, with significant exposure to information technology and consumer-related issues. Our strategy remains consistent moving into the second half of 2005; we continue to employ a bottom-up, research-driven approach in searching for the greatest growth opportunities for the portfolio.

John B. Jares, CFA
Portfolio Manager

Fund Expenses

(unaudited)

As a shareholder of the Fund, depending on the class of shares of the Fund you own, you incur two types of costs: (1) transaction costs, including front-end and contingent deferred sales charges; and (2) ongoing costs, including management fees, Rule 12b-1 fees, shareholder services fees, and other expenses. The expense example shown below is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The expense example is based on an investment of $1,000 on January 1, 2005 and held through June 30, 2005.

Actual Expenses The numbers included in the expense example in the rows with the word "Actual" in the title provide information about actual account values and actual expenses. You may use this information to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.60), then multiply the result by the number under the column heading entitled "Expenses Paid During Period" for the class of shares you own to estimate the expenses you paid on your account during this period.

Hypothetical Expenses For Comparison Purposes The numbers included in the expense example in the rows with the word "Hypothetical" in the title provide information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio for each class of shares, and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare the hypothetical expenses in the expense example for the class of shares you own with the hypothetical expenses that appear in the shareholder reports of other funds.

Please note that the expenses shown in the expense example are meant to highlight your ongoing costs only and do not reflect the transaction costs described above. Therefore, the hypothetical expenses in the expense example are useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if the transaction costs were included, your costs would have been higher.

Expense Example

	Beginning Account Value (1/1/05)	Ending Account Value (6/30/05)	Expenses Paid During Period* (1/1/05-6/30/05)
Class A Actual	$1,000.00	$962.60	$6.54
Class A Hypothetical	1,000.00	1,018.07	6.73
Class B Actual	1,000.00	955.76	10.48
Class B Hypothetical	1,000.00	1,014.00	10.79
Class C Actual	1,000.00	956.17	9.50
Class C Hypothetical	1,000.00	1,015.00	9.79
Class F Actual	1,000.00	964.34	5.42
Class F Hypothetical	1,000.00	1,019.22	5.57
Class R Actual	1,000.00	966.11	5.38
Class R Hypothetical	1,000.00	1,019.27	5.52
Class T Actual	1,000.00	942.35	11.04
Class T Hypothetical	1,000.00	1,013.35	11.45

*Expenses are equal to each Class's respective annualized expense ratio, shown below, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).

Expense Ratios

These expense ratios reflect reimbursements and/or waivers of expenses by the Fund's investment adviser or its affiliates, earnings credits and brokerage offsets, where applicable.

	Expense Ratio
Class A	1.34%
Class B	2.15%
Class C	1.95%
Class F	1.11%
Class R	1.10%
Class T	2.28%

Statement of Investments

June 30, 2005 *(unaudited)*

Shares		*Market Value*
Common Stocks (Domestic)—93.2%		
Airlines—1.9%		
155,500	AMR Corporation*	$ 1,883,100
111,925	JetBlue Airways Corporation*	2,287,747
		4,170,847
Application Software—1.0%		
63,950	Autodesk, Inc.	2,197,962
Asset Management & Custody Banks—1.4%		
46,925	Northern Trust Corporation	2,139,311
18,800	State Street Corporation	907,100
		3,046,411
Biotechnology—3.2%		
26,875	Amgen, Inc.*	1,624,863
24,775	Genentech, Inc.*	1,988,937
14,425	Genzyme Corporation*	866,798
28,875	Gilead Sciences, Inc.*	1,270,211
48,500	MedImmune, Inc.*	1,295,920
		7,046,729
Broadcasting & Cable TV—2.9%		
51,707	Clear Channel Communications, Inc.	1,599,298
85,175	Comcast Corporation Special Class A*	2,550,991
46,525	EchoStar Communications Corporation	1,402,729
19,750	XM Satellite Radio Holdings, Inc. Class A*	664,785
		6,217,803
Casinos & Gaming—0.5%		
16,225	Harrah's Entertainment, Inc.	1,169,336
Communications Equipment—3.5%		
248,838	Cisco Systems, Inc.*	4,755,294
23,725	Juniper Networks, Inc.*	597,396
61,325	Motorola, Inc.	1,119,795
31,575	QUALCOMM, Inc.	1,042,291
		7,514,776
Computer & Electronics Retail—0.3%		
10,325	Best Buy Company, Inc.	707,779
Computer Hardware—2.8%		
73,200	Apple Computer, Inc.*	2,694,492
46,125	International Business Machines Corporation	3,422,475
		6,116,967
Computer Storage & Peripherals—1.7%		
269,300	EMC Corporation*	3,692,103
Consumer Electronics—0.4%		
10,550	Harman International Industries, Inc.	858,348

Shares		Market Value
Data Processing & Outsourced Services—1.4%		
73,675	Automatic Data Processing, Inc.	$ 3,092,140
Department Stores—2.8%		
13,700	J.C. Penney Company, Inc.	720,346
94,275	Kohl's Corporation*	5,270,915
		5,991,261
Diversified Banks—0.8%		
28,800	Wells Fargo & Company	1,773,504
Electrical Components & Equipment—1.2%		
40,125	Emerson Electric Company	2,513,029
Exchange Traded Funds—5.3%		
95,800	SPDR Trust Series 1	11,411,696
Food Retail—1.4%		
131,675	Safeway, Inc.	2,974,538
General Merchandise Stores—3.1%		
144,925	Dollar General Corporation	2,950,673
68,650	Target Corporation	3,735,247
		6,685,920
Healthcare Distributors—0.9%		
46,125	Henry Schein, Inc.*	1,915,110
Healthcare Equipment—0.3%		
14,675	Medtronic, Inc.	760,018
Healthcare Facilities—1.3%		
50,975	Triad Hospitals, Inc.*	2,785,274
Healthcare Supplies—0.9%		
39,050	Charles River Laboratories International, Inc.*	1,884,163
Home Entertainment Software—1.1%		
41,375	Electronic Arts, Inc.*	2,342,239
Hotels, Resorts & Cruise Lines—1.6%		
44,400	Carnival Corporation	2,422,020
19,900	Starwood Hotels & Resorts Worldwide, Inc.	1,165,543
		3,587,563
Household Products—2.5%		
29,175	Clorox Company	1,625,631
77,525	Colgate-Palmolive Company	3,869,273
		5,494,904
Human Resource & Employment Services—0.4%		
31,825	Monster Worldwide, Inc.*	912,741
Hypermarkets & Super Centers—1.0%		
46,500	Wal-Mart Stores, Inc.	2,241,300
Industrial Conglomerates—2.9%		
183,325	General Electric Company	6,352,211

See notes to statement of investments.

Statement of Investments

June 30, 2005 *(unaudited) (continued)*

Shares		Market Value
Integrated Oil & Gas—1.3%		
10,950	ConocoPhillips	$ 629,516
37,591	ExxonMobil Corporation	2,160,355
		2,789,871
Integrated Telecommunication Services—0.5%		
18,825	Alltel Corporation	1,172,421
Internet Software & Services—0.6%		
41,650	Yahoo!, Inc.*	1,443,173
Investment Banking & Brokerage—1.1%		
15,575	Goldman Sachs Group, Inc.	1,588,962
16,875	Morgan Stanley	885,431
		2,474,393
Leisure Facilities—2.6%		
116,175	Royal Caribbean Cruises Limited	5,618,223
Life & Health Insurance—0.0%		
250	Aflac, Inc.	10,820
Movies & Entertainment—4.4%		
19,925	DreamWorks Animation SKG, Inc.*	522,035
226,000	Time Warner, Inc.*	3,776,460
63,950	Viacom, Inc. Class B	2,047,679
125,225	Walt Disney Company	3,153,166
		9,499,340
Multi-Line Insurance—0.4%		
13,650	American International Group, Inc.	793,065
Other Diversified Financial Services—0.5%		
25,224	Citigroup, Inc.	1,166,106
Personal Products—3.3%		
19,425	Avon Products, Inc.	735,236
127,850	Gillette Company	6,473,046
		7,208,282
Pharmaceuticals—9.1%		
66,100	Abbott Laboratories	3,239,561
14,700	Eli Lilly and Company	818,937
85,575	Johnson & Johnson	5,562,375
78,800	MGI Pharma, Inc.*	1,714,688
168,242	Pfizer, Inc.	4,640,114
82,600	Wyeth	3,675,700
		19,651,375
Property & Casualty Insurance—1.1%		
39,075	Allstate Corporation	2,334,731
Railroads—1.4%		
47,350	Union Pacific Corporation	3,068,280

Shares		Market Value
Semiconductor Equipment—0.8%		
14,475	KLA-Tencor Corporation	$ 632,558
42,700	Novellus Systems, Inc.*	1,055,117
		1,687,675
Semiconductors—7.4%		
76,550	Broadcom Corporation*	2,718,291
147,228	Intel Corporation	3,836,762
99,900	Linear Technology Corporation	3,665,331
89,525	Maxim Integrated Products, Inc.	3,420,750
26,800	Microchip Technology, Inc.	793,816
54,475	Texas Instruments, Inc.	1,529,113
		15,964,063
Soft Drinks—1.1%		
56,525	Coca-Cola Company	2,359,919
Specialty Chemicals—0.8%		
29,225	Sigma-Aldrich Corporation	1,637,769
Specialty Stores—0.5%		
19,275	PETsMART, Inc.	584,996
16,200	Tiffany & Company	530,712
		1,115,708
Systems Software—6.2%		
393,841	Microsoft Corporation	9,783,010
120,875	Oracle Corporation*	1,595,550
99,400	Symantec Corporation*	2,160,956
		13,539,516
Thrifts & Mortgage Finance—0.8%		
44,425	The PMI Group, Inc.	1,731,687
Trading Companies & Distributors—0.8%		
30,775	W.W. Grainger, Inc.	1,686,162
Total Common Stocks (Domestic) (Cost—$193,384,313)		202,409,251
Common Stocks (Foreign)—2.7%		
Application Software—0.5%		
27,000	SAP AG Sponsored ADR (GE)	1,169,100
Auto Parts & Equipment—0.2%		
11,900	Autoliv, Inc. (SW)	521,220
Industrial Conglomerates—0.5%		
37,050	Tyco International Limited (BD)	1,081,860
IT Consulting & Other Services—1.0%		
95,900	Accenture Limited Class A (BD)*	2,174,053

See notes to statement of investments.

STATEMENT OF INVESTMENTS

June 30, 2005 *(unaudited) (continued)*

Shares		*Market Value*
Semiconductors—0.5%		
33,450	ATI Technologies, Inc. (CA)*	$ 396,383
16,100	Marvell Technology Group Limited (BD)*	612,444
		1,008,827
Total Common Stocks (Foreign) (Cost—$6,321,928)		5,955,060
Principal Amount		*Amortized Cost*
Corporate Short-Term Notes—6.0%		
Electronic Equipment Manufacturers—1.9%		
$4,186,000	Hitachi America Capital Limited 3.25% 7/1/05~	$ 4,186,000
Multi-Line Insurance—4.1%		
8,800,000	AIG Funding, Inc. 3.23% 7/5/05	8,796,842
Total Corporate Short-Term Notes (Amortized Cost—$12,982,842)		12,982,842
Total Investments—101.9% (Total Cost—$212,689,083)		221,347,153
Other Assets and Liabilities—(1.9%)		(4,215,668)
Net Assets—100.0%		$217,131,485

Notes to Statement of Investments

* *Non-income producing.*

~ *Security was acquired pursuant to Section 4(2) of the Securities Act of 1933 and may be deemed to be restricted for resale. These securities amounted to $4,186,000, or 1.9%, of the Fund's net assets as of June 30, 2005.*

ADR - American Depositary Receipt
SPDR - Standard and Poor's Depositary Receipt
BD - Bermuda
CA - Canada
GE - Germany
SW - Sweden

See notes to financial statements.

Statement of Assets and Liabilities

June 30, 2005 *(unaudited)*

Assets	
Investment securities, at cost	$ 212,689,083
Investment securities, at market	221,347,153
Cash	561,609
Receivables:	
Investment securities sold	1,177,077
Capital shares sold	19,968
Dividends and interest	205,987
Other assets	41,902
Total Assets	223,353,696

Liabilities	
Payables and other accrued liabilities:	
Investment securities purchased	5,945,089
Capital shares redeemed	16,695
Advisory fees	118,502
Shareholder servicing fees	21,519
Accounting fees	10,939
Distribution fees	25,388
Transfer agency fees	5,119
Custodian fees	358
Other	78,602
Total Liabilities	6,222,211
Net Assets	$ 217,131,485

Composition of Net Assets	
Capital (par value and paid-in surplus)	$ 301,379,297
Undistributed net investment income	429,560
Accumulated net realized loss from security transactions	(93,335,442)
Net unrealized appreciation on investments and foreign currency translation	8,658,070
Total	$ 217,131,485

See notes to financial statements.

Statement of Assets and Liabilities

June 30, 2005 *(unaudited) (continued)*

Class A		
Net Assets	$	1,228,317
Shares Outstanding		260,772
Net Asset Value, Redemption Price Per Share	$	4.71
Maximum offering price per share (net asset value plus sales charge of 5.75% of offering price)	$	5.00
Class B		
Net Assets	$	1,710,970
Shares Outstanding		373,538
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	4.58
Class C		
Net Assets	$	1,749,053
Shares Outstanding		388,843
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	4.50
Class F		
Net Assets	$	212,196,866
Shares Outstanding		44,089,827
Net Asset Value, Offering and Redemption Price Per Share	$	4.81
Class R		
Net Assets	$	245,640
Shares Outstanding		51,518
Net Asset Value, Offering and Redemption Price Per Share	$	4.77
Class T		
Net Assets	$	639
Shares Outstanding		142
Net Asset Value, Redemption Price Per Share	$	4.50
Maximum offering price per share (net asset value plus sales charge of 4.50% of offering price)	$	4.71

See notes to financial statements.

Statement of Operations

For the six months ended June 30, 2005 *(unaudited)*

Investment Income	
Dividends	$ 1,127,519
Interest	168,257
Foreign taxes withheld	(680)
Total Investment Income	1,295,096
Expenses	
Advisory fees—Note 2	726,204
Shareholder servicing fees—Note 2	129,453
Accounting fees—Note 2	67,034
Distribution fees—Note 2	100,245
Transfer agency fees—Note 2	68,245
Registration fees	28,555
Postage and mailing expenses	22,450
Custodian fees and expenses—Note 2	6,170
Printing expenses	37,740
Legal and audit fees	40,492
Directors' fees and expenses—Note 2	20,875
Other expenses	25,519
Total Expenses	1,272,982
Earnings Credits	(5,867)
Reimbursed/Waived Expenses	(3,930)
Expense Offset to Broker Commissions	(3,895)
Net Expenses	1,259,290
Net Investment Income	35,806
Realized and Unrealized Gain (Loss) on Security Transactions and Foreign Currency Translation	
Net Realized Gain on Security Transactions	11,155,865
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	(18,108,512)
Net Realized and Unrealized Loss	(6,952,647)
Net Decrease in Net Assets Resulting from Operations	$ (6,916,841)

See notes to financial statements.

Statements of Changes in Net Assets
(unaudited)

	Six months ended 6/30/05	Year ended 12/31/04
Operations		
Net Investment Income	$ 35,806	$ 1,263,861
Net Realized Gain on Security Transactions	11,155,865	20,710,093
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	(18,108,512)	(2,549,571)
Net Increase (Decrease) in Net Assets Resulting from Operations	(6,916,841)	19,424,383
Dividends and Distributions to Shareholders		
From Net Investment Income		
Class A	0	(3,007)
Class F	0	(945,884)
Class R	0	(1,108)
Net Decrease from Dividends and Distributions	0	(949,999)
Capital Share Transactions		
Net Increase (Decrease)—Note 4		
Class A	83,163	174,433
Class B	(330,586)	237,470
Class C	1,205,728	173,366
Class F	(14,434,999)	(18,116,372)
Class R	6,076	29,755
Class T	(30,229)	0
Class T Payment by Service Provider	0	698
Net Decrease from Capital Share Transactions	(13,500,847)	(17,500,650)
Net Increase (Decrease) in Net Assets	(20,417,688)	973,734
Net Assets		
Beginning of period	$ 237,549,173	$ 236,575,439
End of period	$ 217,131,485	$ 237,549,173
Undistributed Net Investment Income	$ 429,560	$ 393,754

See notes to financial statements.

Financial Highlights
(unaudited)

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class A Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$4.86	$4.49	$3.44	$4.66	$5.73
Income from investment operations:					
Net investment income (loss)	(0.00)[a]	0.02	0.03	(0.02)	(0.07)
Net realized and unrealized gains (losses) on securities	(0.15)	0.36	1.02	(1.20)	(1.00)
Total from investment operations	(0.15)	0.38	1.05	(1.22)	(1.07)
Less dividends and distributions:					
From net investment income	0.00	(0.01)	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00[b]
Total distributions	0.00	(0.01)	0.00	0.00	0.00
Net Asset Value, end of period	$4.71	$4.86	$4.49	$3.44	$4.66
Total Return[c]	(3.09%)	8.54%	30.52%	(26.18%)	(18.65%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$1,228	$1,180	$935	$378	$442
Ratios to average net assets[d]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[e]	1.35%	1.26%	1.49%	1.87%	2.98%
Expenses with reimbursements, earnings credits and brokerage offsets	1.34%	1.25%	1.48%	1.87%	2.98%
Net investment income (loss)	(0.17%)	0.38%	(0.25%)	(0.67%)	(1.82%)
Portfolio turnover rate[f]	122%	115%	123%	152%	144%

a. Net investment loss for the period ended June 30, 2005 aggregated less than $0.01 on a per share basis.
b. Distributions from net realized gains for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.
c. Sales charges are not reflected in the total return.
d. Annualized.
e. Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.
f. Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

FINANCIAL HIGHLIGHTS

(unaudited) (continued)

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class B Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$4.74	$4.40	$3.40	$4.61	$5.65
Income from investment operations:					
Net investment loss	(0.05)	(0.00)[a]	(0.01)	(0.05)	(0.04)
Net realized and unrealized gains (losses) on securities	(0.11)	0.34	1.01	(1.16)	(1.00)
Total from investment operations	(0.16)	0.34	1.00	(1.21)	(1.04)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00[b]
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of period	$4.58	$4.74	$4.40	$3.40	$4.61
Total Return[c]	(3.38%)	7.73%	29.41%	(26.25%)	(18.38%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$1,711	$2,110	$1,709	$1,013	$1,599
Ratios to average net assets[d]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[e]	2.16%	2.01%	2.30%	2.14%	2.20%
Expenses with reimbursements, earnings credits and brokerage offsets	2.15%	2.00%	2.30%	2.14%	2.19%
Net investment loss	(1.00%)	(0.34%)	(1.08%)	(0.95%)	(1.03%)
Portfolio turnover rate[f]	122%	115%	123%	152%	144%

a. Net Investment loss for the year ended December 31, 2004 aggregated less than $0.01 on a per share basis.
b. Distributions from net realized gains for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.
c. Sales charges are not reflected in the total return.
d. Annualized.
e. Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.
f. Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class C Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$4.66	$4.32	$3.34	$4.55	$5.66
Income from investment operations:					
Net investment income (loss)	(0.02)[a]	0.04	0.04	(0.07)	(0.13)
Net realized and unrealized gains (losses) on securities	(0.14)	0.30	0.94	(1.14)	(0.98)
Total from investment operations	(0.16)	0.34	0.98	(1.21)	(1.11)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00[b]
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of period	$4.50	$4.66	$4.32	$3.34	$4.55
Total Return[c]	(3.43%)	7.87%	29.34%	(26.59%)	(19.58%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$1,749	$571	$357	$186	$270
Ratios to average net assets[d]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[e]	1.97%	1.99%	2.29%	2.77%	3.17%
Expenses with reimbursements, earnings credits and brokerage offsets	1.95%	1.99%	2.28%	2.76%	3.16%
Net investment loss	(0.77%)	(0.24%)	(1.04%)	(1.55%)	(2.01%)
Portfolio turnover rate[f]	122%	115%	123%	152%	144%

a. *Computed using average shares outstanding throughout the period.*
b. *Distributions from net realized gains for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.*
c. *Sales charges are not reflected in the total return.*
d. *Annualized.*
e. *Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 1.97% (2005), 1.99% (2004), 2.29% (2003), 3.02% (2002), and 3.56% (2001).*
f. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

See notes to financial statements.

Financial Highlights

(unaudited) (continued)

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class F Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$4.96	$4.57	$3.50	$4.69	$5.69
Income from investment operations:					
Net investment income	0.00[a]	0.02	0.00[a]	0.00[a]	0.00[a]
Net realized and unrealized gains (losses) on securities	(0.15)	0.39	1.07	(1.19)	(1.00)
Total from investment operations	(0.15)	0.41	1.07	(1.19)	(1.00)
Less dividends and distributions:					
From net investment income	0.00	(0.02)	0.00[b]	0.00[b]	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00[b]
Total distributions	0.00	(0.02)	0.00	0.00	0.00
Net Asset Value, end of period	$4.81	$4.96	$4.57	$3.50	$4.69
Total Return	(3.02%)	8.97%	30.67%	(25.33%)	(17.55%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$212,197	$233,410	$233,333	$191,701	$288,752
Ratios to average net assets[c]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[d]	1.12%	1.06%	1.13%	1.08%	1.14%
Expenses with reimbursements, earnings credits and brokerage offsets	1.11%	1.06%	1.13%	1.08%	1.14%
Net investment income	0.05%	0.56%	0.06%	0.11%	0.02%
Portfolio turnover rate[e]	122%	115%	123%	152%	144%

a. Net investment income for the years ended December 31, 2003, 2002, and 2001 and for the period ended June 30, 2005 aggregated less than $0.01 on a per share basis.

b. Distributions from net investment income for the years ended December 31, 2003 and 2002 and distributions from net realized gains for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.

c. Annualized.

d. Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.

e. Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class R Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$4.91	$4.53	$3.47	$4.74	$5.74
Income from investment operations:					
Net investment income (loss)	0.00[a]	0.03	0.06	(0.08)	(0.01)
Net realized and unrealized gains (losses) on securities	(0.14)	0.37	1.00	(1.19)	(0.99)
Total from investment operations	(0.14)	0.40	1.06	(1.27)	(1.00)
Less dividends and distributions:					
From net investment income	0.00	(0.02)	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00[b]
Total distributions	0.00	(0.02)	0.00	0.00	0.00
Net Asset Value, end of period	$4.77	$4.91	$4.53	$3.47	$4.74
Total Return	(2.85%)	8.88%	30.55%	(26.79%)	(17.39%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$246	$247	$211	$57	$51
Ratios to average net assets[c]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[d]	1.11%	1.00%	1.35%	2.95%	2.73%
Expenses with reimbursements, earnings credits and brokerage offsets	1.10%	1.00%	1.35%	2.95%	2.72%
Net investment income (loss)	0.06%	0.54%	(0.12%)	(1.78%)	(1.68%)
Portfolio turnover rate[e]	122%	115%	123%	152%	144%

a. *Net investment income for the period ended June 30, 2005 aggregated less than $0.01 on a per share basis.*
b. *Distributions from net realized gains for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.*
c. *Annualized.*
d. *Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 1.11% (2005), 1.00% (2004), 1.35% (2003), 4.68% (2002), and 82.23% (2001).*
e. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

See notes to financial statements.

Financial Highlights

(unaudited) (continued)

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class T Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$4.72	$4.38	$3.39	$4.60	$5.68
Income from investment operations:					
Net investment loss	(0.03)[a]	(0.01)	(0.23)	(0.30)	(0.09)
Net realized and unrealized gains (losses) on securities	(0.19)	0.25	1.22	(0.91)	(0.99)
Total from investment operations	(0.22)	0.24	0.99	(1.21)	(1.08)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00[b]
Total distributions	0.00	0.00	0.00	0.00	0.00
Other:					
Payment by Service Provider		0.10[c]	0.00	0.00	0.00
Net Asset Value, end of period	$4.50	$4.72	$4.38	$3.39	$4.60
Total Return[d]	(4.66%)	7.76%	29.20%	(26.30%)	(18.99%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$1	$32	$30	$33	$127
Ratios to average net assets[e]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[f]	2.28%	1.90%	2.27%	2.47%	3.14%
Expenses with reimbursements, earnings credits and brokerage offsets	2.28%	1.90%	2.26%	2.46%	3.13%
Net investment loss	(1.18%)	(0.29%)	(1.11%)	(1.29%)	(1.96%)
Portfolio turnover rate[g]	122%	115%	123%	152%	144%

a. Computed using average shares outstanding throughout the period.
b. Distributions from net realized gains for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.
c. A service provider reimbursed the Fund's Class T shares for losses resulting from certain shareholder adjustments which otherwise would have reduced total return by 2.28%.
d. Sales charges are not reflected in the total return.
e. Annualized.
f. Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 2.28% (2005), 1.90% (2004), 2.27% (2003), 3.71% (2002), and 6.32% (2001).
g. Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940 (the "1940 Act"). Ten series of shares are currently issued: Balanced, Discovery, Equity Growth, Government Securities, Growth, International Equity, Mid-Cap Growth, Money Market, Passport and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders Equity Growth Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B shares redeemed within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

Security Valuations—A domestic equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of a security traded on Nasdaq, at its official closing price. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available, or in the case of written call options, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers.

A foreign equity security traded on a foreign exchange is valued at the last quoted official closing price available before the time when the Fund's assets are valued, or at the last quoted sales price if the exchange does not provide an official closing price or if the foreign market has not yet closed. Lacking any sales that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available. Since February 22, 2005, New York closing exchange rates have been used to convert foreign currencies to U.S. dollars. Previously, London closing exchange rates were used to convert foreign currencies to U.S. dollars.

A debt security with a remaining maturity greater than 60 days at the time of purchase is valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such price is not available, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers. A debt security with a remaining maturity of 60 days or less at the time of purchase is valued at amortized cost, which approximates market value, unless it is determined that amortized cost would not represent market value, in which case the securities would be marked to market. The Fund amortizes premiums and discounts on all debt securities.

If market quotations or official closing prices are not readily available or are determined not to reflect accurately fair value, securities will be valued at their fair value as

determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event occurs after the close of the market on which a security is traded but before the Fund calculates its net asset value, and it is determined that the event has materially affected the value of the security. Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indexes of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts.

Using fair value to price securities may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their net asset values. In addition, it is possible that the fair value determined for a security may be different from the value that may be realized upon the security's sale, and that these differences may be material to the net asset value of the Fund.

Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

Foreign Securities and Currency Transactions—Foreign securities carry more risk than U.S. securities, such as political and currency risks. The Fund may invest at least a portion of its assets in foreign securities. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The resultant foreign currency gain or loss from the contract, if any, is recorded as foreign currency gain or loss and would be presented as such in the Statement of Operations.

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily, as earned, and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Distributions to Shareholders—The Fund declares and distributes dividends (if any) and capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions on Fund portfolio transactions. These commissions reduce Other Expenses and are included in the Expense Offset to Broker Commissions in the Statement of Operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Indemnifications—In the normal course of business, the Company enters into contracts that contain provisions indemnifying other parties against specified potential liabilities. Each Fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Fund that have not yet occurred. However, based on experience, the Funds expect the risk of loss to be remote.

Other—Certain prior year information has been reformatted, without substantive change, to conform with the current period presentation.

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is an indirect wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the Fund's net assets. The fee is 0.65% of the first $250 million of net assets, 0.60% of the next $250 million of net assets, 0.55% of the next $250 million of net assets and 0.50% of net assets in excess of $750 million.

Shareholder Servicing and Transfer Agency Fees for Class F Shares—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), the direct owner of Founders and a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus", an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. The Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. During the six months ended June 30, 2005, Class F shares were charged $123,895 pursuant to this shareholder services agreement.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all of the Fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges from DTI are paid by the Fund. During the six months ended June 30, 2005, Class F shares were charged $53,155 for out-of-pocket transfer agent charges.

Transfer Agency Fees for Class A, Class B, Class C, Class R and Class T Shares—The fees charged by DTI with respect to the Fund's Class A, B, C, R and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $12.58 to $13.00, per shareholder account considered to be an open account at any time during a given month, plus out-of-pocket charges. Class-specific transfer agency fees, including both the per account fees paid to DTI and out-of-pocket charges, during the six months ended June 30, 2005 were as follows:

	Transfer Agency Fees
Class A	$1,308
Class B	$2,535
Class C	$535
Class R	$278
Class T	$82

Cash Management Fees—The Funds also pay Mellon Bank N.A. ("Mellon Bank"), a wholly-owned subsidiary of Mellon Financial Corporation and an affiliate of Founders, fees for certain cash management services. These include various services related to the processing of shareholder transactions in the Funds. During the six months ended June 30, 2005, the Fund was charged $2,830 for cash management fees, which are included in the out-of-pocket transfer agency charges above.

Other Transfer Agency Fees—Various broker-dealers, retirement plan administrators and other entities have established omnibus accounts with the Fund, and provide sub-transfer agency, recordkeeping or similar services to persons holding Fund shares through those accounts. During the six months ended June 30, 2005, the Fund paid

$10,352 to these entities for such services. This amount is included in the transfer agency fees shown on the Statement of Operations.

Distribution and Shareholder Services Plans—DSC also is the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing or servicing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the six months ended June 30, 2005, Class F shares were charged $88,048 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class B, Class C and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

Distribution and shareholder servicing fees paid to DSC by the Fund's Class A, B, C and T shares for the six months ended June 30, 2005, were as follows:

	Distribution Fees	Shareholder Servicing Fees
Class A	N/A	$1,479
Class B	$6,808	$2,269
Class C	$5,368	$1,789
Class T	$21	$21

During the six months ended June 30, 2005, DSC retained $1,012 in sales commissions from the sales of Class A shares. DSC also retained $3,013 and $1 of contingent deferred sales charges relating to redemptions of Class B and Class C shares, respectively.

Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of 0.06% of the average daily net assets of the Fund on the first $500 million, 0.04% of the average daily net assets of the Fund on the next $500 million and 0.02% of the average daily net assets of the Fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has contractually agreed in writing to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Fund held by the custodian. The Fund could have employed these assets elsewhere to produce income had it not entered into this arrangement. The custodian has contractually agreed in writing to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the six months ended June 30, 2005, the Fund's portion of the fee waiver was $3,930, which reduced the amount paid to Mellon Bank to $2,240.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is invested in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Other Liabilities on the Statement of Assets and Liabilities. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders, which pays their compensation. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, foreign currency transactions, net operating losses and capital loss carryovers.

The tax components of capital represent distribution requirements the Fund must satisfy under the income tax regulations and losses or tax deductions the Fund may be able to offset against income and capital gains realized in future years. Accumulated capital losses and post-October 31 capital losses noted below, if any, as of December 31, 2004, represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment

income and thereby reduce future ordinary income distributions. Accumulated capital losses as of December 31, 2004 were:

Expiration	Amount
2009	$49,538,969
2010	$50,083,634
	$99,622,603

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of June 30, 2005 are noted below. Unrealized appreciation/depreciation in the table below excludes appreciation/depreciation on foreign currency translation, if any. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Post-October Capital Loss Deferral	$1,658,174
Undistributed Ordinary Income	$438,872
Federal Tax Cost	$215,587,769
Gross Tax Appreciation of Investments	$13,239,381
Gross Tax Depreciation of Investments	$(7,479,997)
Net Tax Appreciation	$5,759,384

4. Capital Share Transactions

The Fund is authorized to issue 750 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

	Six months ended 6/30/2005			Year ended 12/31/2004		
	Shares		Amount	Shares		Amount
Class A						
Sold	75,762	$	357,669	167,335	$	765,894
Dividends or Distributions Reinvested	0	$	0	404	$	1,961
Redeemed	(57,865)	$	(274,506)	(133,430)	$	(593,422)
Net Increase	17,897	$	83,163	34,309	$	174,433
Class B						
Sold	8,754	$	39,524	215,457	$	939,503
Redeemed	(80,169)	$	(370,110)	(159,027)	$	(702,033)
Net Increase (Decrease)	(71,415)	$	(330,586)	56,430	$	237,470

	Six months ended 06/30/2005			Year ended 12/31/2004		
	Shares		Amount	Shares		Amount
Class C						
Sold	293,918	$	1,331,214	63,935	$	278,992
Redeemed	(27,625)	$	(125,486)	(24,034)	$	(105,626)
Net Increase	266,293	$	1,205,728	39,901	$	173,366
Class F						
Sold	376,500	$	1,808,532	1,109,016	$	5,075,748
Dividends or Distributions Reinvested	0	$	0	165,648	$	819,960
Redeemed	(3,365,625)	$	(16,243,531)	(5,197,897)	$	(24,012,080)
Net Decrease	(2,989,125)	$	(14,434,999)	(3,923,233)	$	(18,116,372)
Class R						
Sold	3,418	$	16,401	36,325	$	170,596
Dividends or Distributions Reinvested	0	$	0	223	$	1,096
Redeemed	(2,195)	$	(10,325)	(32,838)	$	(141,937)
Net Increase	1,223	$	6,076	3,710	$	29,755
Class T						
Sold	0	$	0	14	$	65
Redeemed	(6,632)	$	(30,229)	(14)	$	(65)
Net Decrease	(6,632)	$	(30,229)	0	$	0

5. Investment Transactions

For the six months ended June 30, 2005, purchases and sales of investment securities (excluding short-term securities and U.S. government obligations) were $136,246,320 and $152,600,440, respectively.

6. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for temporary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $50 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $50 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At June 30, 2005, the Fund did not have any borrowings under the LOC.

7. Legal Matters

In early 2004, two purported class and derivative actions were filed against Mellon Financial Corporation, Mellon Bank, Founders, Dreyfus, and certain directors of the Dreyfus Founders Funds and the Dreyfus Funds (together, the "Defendant Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Defendant Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Defendant Funds. The Amended Complaint in the newly styled *In re Dreyfus Mutual Funds Fee Litigation* also named DSC, Premier Mutual Fund Services, Inc. and two additional directors of the Defendant Funds as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Defendant Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Defendant Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Defendant Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Defendant Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Defendant Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Defendant Funds. Founders, Dreyfus and the Defendant Funds believe the allegations to be totally without merit and intend to defend the action vigorously. The defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Founders nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Founders' ability to perform its contract with the Funds.

For More Information

Dreyfus Founders Equity Growth Fund

Manager

Founders Asset
Management LLC
210 University Boulevard
Suite 800
Denver, CO 80206

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail Dreyfus Founders Funds, Inc.
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2005, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.

This report and the statements it contains are submitted for the general information of our shareholders. The report is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus.

0275SA0605

Dreyfus Founders Growth Fund

SEMIANNUAL REPORT June 30, 2005



YOU, YOUR ADVISOR AND
Dreyfus
A MELLON FINANCIAL COMPANY℠

TABLE OF CONTENTS

Management Overview	3
Fund Expenses	10
Statement of Investments	12
Statement of Assets and Liabilities	17
Statement of Operations	19
Statements of Changes in Net Assets	20
Financial Highlights	21
Notes to Financial Statements	27

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Investment Manager
Founders Asset Management LLC
*A Mellon Financial Company*SM
210 University Boulevard, Suite 800
Denver, CO 80206

Distributor
Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

MANAGEMENT OVERVIEW



A discussion with portfolio manager John B. Jares, CFA, regarding Fund performance for the six-month period ended June 30, 2005.

Two Economic Factors

Two economic factors greatly weighed on the markets during the first two quarters of the year. Crude oil prices climbed above $60 per barrel during the period, hitting historical highs on numerous occasions. Additionally, the Federal Reserve increased the federal funds rate by 100 basis points during the half in an effort to contain inflationary pressures. The combined effect of these two factors was reflected in the markets, as most indices posted modest declines during the period.

Stock Selection Was Key

For the six months ended June 30, 2005, the Fund continued its bottom-up, fundamental-based growth-stock investment strategy. We continued to meet with company management teams and closely scrutinize companies against the current economic backdrop in an attempt to assemble the greatest growth potential for the Fund. This approach led us to select some strong-performing stocks during the period. However, weak stock selection also plagued some sectors, causing the Dreyfus Founders Growth Fund's return for the six months to underperform that of its benchmark, the Russell 1000 Growth Index, which returned -1.72% for the six-month period ended June 30, 2005.

"We continued to meet with company management teams and closely scrutinize companies against the current economic backdrop in an attempt to assemble the greatest growth potential for the Fund."

To summarize the period, the Fund's first quarter performance was strong relative to its large-cap growth fund peers, while its second quarter performance proved disappointing, due to poor-performing stocks.

Consumer-Related Stocks Boosted Performance

Financials was the strongest performing sector in the Fund for the period, owing its positive contribution primarily to strong stock selection. Fund holdings in both the consumer staples and consumer discretionary sectors likewise performed well, as companies in these sectors benefited from continued strength in consumer spending. The Fund invested in more consumer discretionary holdings during the period in an attempt to take advantage of this trend. Among the strongest performers were retailers **Kohl's Corporation** and **J.C. Penney Company, Inc.** Kohl's experienced a recovery in sales and earnings growth driven by new products and improved corporate execution. J.C. Penney also saw strong sales and solid execution, which pushed the company's earnings estimates and stock price up. Consumer staples stock **Gillette Company** benefited from both solid company fundamentals and an acquisition offer from the personal care manufacturing giant Procter & Gamble Company.

Top 3 Performing Sectors in the Fund

Financials
Consumer Staples
Consumer Discretionary

Numerous strong performers were also found in the information technology sector, even though the sector overall underperformed for the Fund during the period. **Apple Computer, Inc.** experienced outstanding growth in revenue due mainly to the popularity of the company's iPod and Macintosh products. **Intel Corporation**'s processor unit was driven by strong demand for notebook computers, which helped the company's revenue growth and helped gross and operating margin trends recover.

Genentech, Inc. was another notable performer during the period. The company experienced solid sales and expanded applications for two of its products, Avastin™ and Herceptin®. The parent company of American Airlines, **AMR Corporation**, benefited from strong consumer travel demand and high energy prices, factors that allowed the company and overall airline industry to raise fares.

Industrials and IT Performed Poorly

Stock selection in the industrials and information technology (IT) sectors, paired with relative overweight positions, hampered the Fund's return for the period. In industrials, **W.W. Grainger, Inc.**, a supplier of facilities maintenance products, saw its stock price drop on sluggish sales trends and lower earnings expectations. Numerous stocks hurt the Fund's performance in the information technology sector, including **International Business Machines Corporation** (IBM), **Microsoft Corporation**, **Accenture Limited Class A** and **Maxim Integrated Products, Inc**. IBM suffered from sluggish trends in Europe and disappointing execution in services, which caused the stock price to drop. Microsoft's stock price was hit, although its financial results were in line

Largest Equity Holdings (ticker symbol)

1.	**Microsoft Corporation** (MSFT)	**4.97%**
2.	**SPDR Trust Series 1** (SPY)	**4.00%**
3.	**Gillette Company** (G)	**3.06%**
4.	**General Electric Company** (GE)	**2.93%**
5.	**Johnson & Johnson** (JNJ)	**2.60%**
6.	**Royal Caribbean Cruises Limited** (RCL)	**2.59%**
7.	**Kohl's Corporation** (KSS)	**2.43%**
8.	**Cisco Systems, Inc.** (CSCO)	**2.21%**
9.	**Pfizer, Inc.** (PFE)	**2.15%**
10.	**Colgate-Palmolive Company** (CL)	**1.81%**

Portfolio holdings are subject to change, and should not be construed as a recommendation of any security.

Growth of $10,000 Investment

Performance data quoted represents past performance. Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Please call 1-800-525-2440 to obtain the most recent month-end performance data.



Dreyfus Founders Growth Fund-Class F
S&P 500 Index
Russell 1000 Growth Index
$40,000
$30,000
$20,000
$10,000
$0
6/95
6/97
6/99
6/01
6/03
6/05
$25,792
$20,421
$16,222

The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Growth Fund on 6/30/95 to a $10,000 investment made in unmanaged securities indexes on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses. **These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.**

The Standard & Poor's (S&P) 500 Index is designed to be representative of the U.S. equities market and consists of 500 leading companies in leading industries of the U.S. economy. The Russell 1000 Growth Index is an unmanaged index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. The total return figures cited for these indexes assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund. In future semiannual reports, the Fund's performance will no longer be compared to the Standard & Poor's 500 Index, as the Russell 1000 Growth Index is more reflective of the Fund's growth style of investing. Further information related to Fund performance is contained elsewhere in this report.

Average Annual and Year-to Date Total Return as of 6/30/05

Class (Inception Date)	**Year-to-Date**[†]	**1 Year**	**5 Years**	**10 Years**	**Since Inception**
A Shares (12/31/99)					
With sales charge (5.75%)	(8.95%)	(3.51%)	(12.34%)	—	(11.94%)
Without sales charge	(3.42%)	2.42%	(11.30%)	—	(10.98%)
B Shares (12/31/99)					
With redemption*	(7.69%)	(2.44%)	(12.25%)	—	(11.77%)
Without redemption	(3.85%)	1.56%	(11.96%)	—	(11.64%)
C Shares (12/31/99)					
With redemption**	(4.71%)	0.77%	(11.96%)	—	(11.64%)
Without redemption	(3.75%)	1.77%	(11.96%)	—	(11.64%)
F Shares (1/5/62)	(3.31%)	2.61%	(11.19%)	4.96%	N/A
R Shares (12/31/99)	(3.18%)	2.99%	(11.01%)	—	(10.71%)
T Shares (12/31/99)					
With sales charge (4.50%)	(8.08%)	(2.59%)	(12.75%)	—	(12.33%)
Without sales charge	(3.74%)	1.98%	(11.95%)	—	(11.59%)

Average annual and year-to-date total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but do reflect the reinvestment of dividends and capital gain distributions, and adjustments for financial statement purposes. Part of the Fund's historical performance is due to amounts received from class action settlements regarding prior Fund holdings. There is no guarantee that these settlement distributions will occur in the future or have a similar impact on performance.

* The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.

** The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

† Total return is not annualized.

Bottom 3 Performing Sectors in the Fund

Industrials
Healthcare
Information Technology

with investor expectations. Poor execution, disappointing margin trends, and difficulties with certain projects overshadowed strong bookings and revenue growth for Accenture. A glut in the semiconductor inventory and lackluster industry growth, combined with a relatively high valuation, weighed on Maxim. However, although these stocks underperformed for the period, we believe that these companies may be positioned to take advantage of improving fundamental business trends; therefore, the Fund remained invested in these stocks as of June 30, 2005.

The Fund's performance in the healthcare sector was hindered during the period by a significant underweight position relative to the Fund's benchmark.


Portfolio Composition of Net Assets
29.35% Information Technology
19.59% Consumer Discretionary
15.82% Healthcare
9.75% Consumer Staples
9.21% Industrials
6.28% Financials
1.29% Energy
0.76% Materials
0.54% Telecommunications Services
4.00% Other
3.41% Cash & Equivalents

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio manager and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

Finally, we should note the poor performance of telecommunications services holding Avaya, Inc., a holding the Fund exited by the end of the period, and consumer discretionary holding **Time Warner, Inc.** Sluggish sales in the PBX (private branch exchange) telephone network market and an underperforming European subsidiary created a revenue and earnings shortfall for Avaya. Time Warner experienced pressure during the period due to concerns over its second quarter earnings performance.

In Conclusion

The Fund ended the first half of 2005 with a significant exposure to information technology, consumer discretionary and consumer staples issues. As we enter into the second half of the year, our investment strategy remains unchanged. We will continue to employ a research-driven stock-by-stock assessment in composing the Fund in an attempt to find the best growth opportunities for the portfolio.

John B. Jares, CFA
Portfolio Manager

FUND EXPENSES

(unaudited)

As a shareholder of the Fund, depending on the class of shares of the Fund you own, you incur two types of costs: (1) transaction costs, including front-end and contingent deferred sales charges; and (2) ongoing costs, including management fees, Rule 12b-1 fees, shareholder services fees, and other expenses. The expense example shown below is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The expense example is based on an investment of $1,000 on January 1, 2005 and held through June 30, 2005.

Actual Expenses The numbers included in the expense example in the rows with the word "Actual" in the title provide information about actual account values and actual expenses. You may use this information to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.60), then multiply the result by the number under the column heading entitled "Expenses Paid During Period" for the class of shares you own to estimate the expenses you paid on your account during this period.

Hypothetical Expenses For Comparison Purposes The numbers included in the expense example in the rows with the word "Hypothetical" in the title provide information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio for each class of shares, and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare the hypothetical expenses in the expense example for the class of shares you own with the hypothetical expenses that appear in the shareholder reports of other funds.

Please note that the expenses shown in the expense example are meant to highlight your ongoing costs only and do not reflect the transaction costs described above. Therefore, the hypothetical expenses in the expense example are useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if the transaction costs were included, your costs would have been higher.

Expense Example

	Beginning Account Value (1/1/05)	Ending Account Value (6/30/05)	Expenses Paid During Period* (1/1/05-6/30/05)
Class A Actual	$1,000.00	$958.60	$7.21
Class A Hypothetical	1,000.00	1,017.36	7.43
Class B Actual	1,000.00	950.35	11.19
Class B Hypothetical	1,000.00	1,013.25	11.55
Class C Actual	1,000.00	951.64	10.85
Class C Hypothetical	1,000.00	1,013.60	11.20
Class F Actual	1,000.00	960.29	6.63
Class F Hypothetical	1,000.00	1,017.97	6.83
Class R Actual	1,000.00	963.07	5.12
Class R Hypothetical	1,000.00	1,019.52	5.27
Class T Actual	1,000.00	952.32	10.32
Class T Hypothetical	1,000.00	1,014.15	10.64

*Expenses are equal to each Class's respective annualized expense ratio, shown below, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).

Expense Ratios

These expense ratios reflect reimbursements and/or waivers of expenses by the Fund's investment adviser or its affiliates, earnings credits and brokerage offsets, where applicable.

	Expense Ratio
Class A	1.48%
Class B	2.30%
Class C	2.23%
Class F	1.36%
Class R	1.05%
Class T	2.12%

Statement of Investments

June 30, 2005 *(unaudited)*

Shares		Market Value
Common Stocks (Domestic)—93.9%		
Airlines—1.9%		
271,800	AMR Corporation*	$ 3,291,489
195,675	JetBlue Airways Corporation*	3,999,597
		7,291,086
Application Software—1.0%		
115,625	Autodesk, Inc.	3,974,031
Asset Management & Custody Banks—1.4%		
81,850	Northern Trust Corporation	3,731,542
32,900	State Street Corporation	1,587,425
		5,318,967
Biotechnology—3.3%		
47,025	Amgen, Inc.*	2,843,132
44,275	Genentech, Inc.*	3,554,397
25,225	Genzyme Corporation*	1,515,770
50,550	Gilead Sciences, Inc.*	2,223,695
86,600	MedImmune, Inc.*	2,313,952
		12,450,946
Broadcasting & Cable TV—2.9%		
90,375	Clear Channel Communications, Inc.	2,795,299
149,458	Comcast Corporation Special Class A*	4,476,267
81,525	EchoStar Communications Corporation	2,457,979
34,500	XM Satellite Radio Holdings, Inc. Class A*	1,161,270
		10,890,815
Casinos & Gaming—0.5%		
28,375	Harrah's Entertainment, Inc.	2,044,986
Communications Equipment—3.5%		
436,980	Cisco Systems, Inc.*	8,350,688
41,650	Juniper Networks, Inc.*	1,048,747
107,075	Motorola, Inc.	1,955,190
55,350	QUALCOMM, Inc.	1,827,104
		13,181,729
Computer & Electronics Retail—0.3%		
18,000	Best Buy Company, Inc.	1,233,900
Computer Hardware—3.0%		
128,175	Apple Computer, Inc.*	4,718,122
89,925	International Business Machines Corporation	6,672,435
		11,390,557
Computer Storage & Peripherals—1.7%		
472,700	EMC Corporation*	6,480,717
Consumer Electronics—0.4%		
18,475	Harman International Industries, Inc.	1,503,126

Shares		Market Value
Data Processing & Outsourced Services—1.4%		
128,850	Automatic Data Processing, Inc.	$ 5,407,835
Department Stores—2.8%		
23,975	J.C. Penney Company, Inc.	1,260,606
164,600	Kohl's Corporation*	9,202,786
		10,463,392
Diversified Banks—0.8%		
51,000	Wells Fargo & Company	3,140,580
Electrical Components & Equipment—1.2%		
71,050	Emerson Electric Company	4,449,862
Exchange Traded Funds—4.0%		
127,000	SPDR Trust Series 1	15,128,240
Food Retail—1.4%		
230,550	Safeway, Inc.	5,208,125
General Merchandise Stores—3.1%		
253,375	Dollar General Corporation	5,158,715
120,325	Target Corporation	6,546,883
		11,705,598
Healthcare Distributors—0.9%		
80,900	Henry Schein, Inc.*	3,358,968
Healthcare Equipment—0.4%		
25,775	Medtronic, Inc.	1,334,887
Healthcare Facilities—1.3%		
89,234	Triad Hospitals, Inc.*	4,875,746
Healthcare Supplies—0.9%		
68,675	Charles River Laboratories International, Inc.*	3,313,569
Home Entertainment Software—1.1%		
72,375	Electronic Arts, Inc.*	4,097,149
Hotels, Resorts & Cruise Lines—1.7%		
77,725	Carnival Corporation	4,239,899
34,850	Starwood Hotels & Resorts Worldwide, Inc.	2,041,165
		6,281,064
Household Products—2.6%		
50,900	Clorox Company	2,836,148
137,300	Colgate-Palmolive Company	6,852,643
		9,688,791
Human Resource & Employment Services—0.5%		
59,450	Monster Worldwide, Inc.*	1,705,026
Hypermarkets & Super Centers—1.0%		
81,571	Wal-Mart Stores, Inc.	3,931,722
Industrial Conglomerates—2.9%		
320,209	General Electric Company	11,095,242

See notes to statement of investments.

Statement of Investments

June 30, 2005 *(unaudited) (continued)*

Shares		*Market Value*
Integrated Oil & Gas—1.3%		
19,200	ConocoPhillips	$ 1,103,808
65,950	ExxonMobil Corporation	3,790,147
		4,893,955
Integrated Telecommunication Services—0.5%		
32,875	Alltel Corporation	2,047,455
Internet Software & Services—0.7%		
75,350	Yahoo!, Inc.*	2,610,878
Investment Banking & Brokerage—1.1%		
27,200	Goldman Sachs Group, Inc.	2,774,944
29,625	Morgan Stanley	1,554,424
		4,329,368
Leisure Facilities—2.6%		
203,100	Royal Caribbean Cruises Limited	9,821,916
Life & Health Insurance—0.0%		
434	Aflac, Inc.	18,784
Movies & Entertainment—4.6%		
34,850	DreamWorks Animation SKG, Inc.*	913,070
408,375	Time Warner, Inc.*	6,823,946
112,321	Viacom, Inc. Class B	3,596,518
237,100	Walt Disney Company	5,970,178
		17,303,712
Multi-Line Insurance—0.4%		
24,199	American International Group, Inc.	1,405,962
Other Diversified Financial Services—0.5%		
44,667	Citigroup, Inc.	2,064,955
Personal Products—3.4%		
33,900	Avon Products, Inc.	1,283,115
228,500	Gillette Company	11,568,955
		12,852,070
Pharmaceuticals—9.1%		
115,950	Abbott Laboratories	5,682,710
25,800	Eli Lilly and Company	1,437,318
151,550	Johnson & Johnson	9,850,750
137,925	MGI Pharma, Inc.*	3,001,248
295,169	Pfizer, Inc.	8,140,761
144,900	Wyeth	6,448,050
		34,560,837
Property & Casualty Insurance—1.2%		
74,525	Allstate Corporation	4,452,869
Railroads—1.4%		
82,750	Union Pacific Corporation	5,362,200

Shares		Market Value
Semiconductor Equipment—0.8%		
25,725	KLA-Tencor Corporation	$ 1,124,183
75,800	Novellus Systems, Inc.*	1,873,018
		2,997,201
Semiconductors—7.4%		
133,800	Broadcom Corporation*	4,751,238
258,309	Intel Corporation	6,731,533
174,825	Linear Technology Corporation	6,414,329
156,750	Maxim Integrated Products, Inc.	5,989,418
48,000	Microchip Technology, Inc.	1,421,760
95,488	Texas Instruments, Inc.	2,680,348
		27,988,626
Soft Drinks—1.4%		
125,225	Coca-Cola Company	5,228,144
Specialty Chemicals—0.8%		
51,175	Sigma-Aldrich Corporation	2,867,847
Specialty Stores—0.5%		
34,525	PETsMART, Inc.	1,047,834
29,325	Tiffany & Company	960,687
		2,008,521
Systems Software—6.7%		
757,926	Microsoft Corporation	18,826,882
211,550	Oracle Corporation*	2,792,460
173,975	Symantec Corporation*	3,782,217
		25,401,559
Thrifts & Mortgage Finance—0.8%		
78,600	The PMI Group, Inc.	3,063,828
Trading Companies & Distributors—0.8%		
53,800	W.W. Grainger, Inc.	2,947,702
Total Common Stocks (Domestic) (Cost—$343,378,849)		355,175,045
Common Stocks (Foreign)—2.7%		
Application Software—0.5%		
47,150	SAP AG Sponsored ADR (GE)	2,041,595
Auto Parts & Equipment—0.2%		
20,925	Autoliv, Inc. (SW)	916,515
Industrial Conglomerates—0.5%		
69,675	Tyco International Limited (BD)	2,034,510
IT Consulting & Other Services—1.0%		
167,700	Accenture Limited Class A (BD)*	3,801,759

See notes to statement of investments.

Statement of Investments

June 30, 2005 *(unaudited) (continued)*

Shares		*Market Value*
Semiconductors—0.5%		
58,425	ATI Technologies, Inc. (CA)*	$ 692,336
28,200	Marvell Technology Group Limited (BD)*	1,072,728
		1,765,064
Total Common Stocks (Foreign) **(Cost—$11,217,713)**		10,559,443

Principal Amount		*Amortized Cost*
Corporate Short-Term Notes—5.8%		
Electronic Equipment Manufacturers—2.6%		
$ 10,000,000	Hitachi America Capital Limited 3.25% 7/1/05~	$ 10,000,000
Multi-Line Insurance—3.2%		
12,000,000	AIG Funding, Inc. 3.23% 7/5/05	11,995,693
Total Corporate Short-Term Notes **(Amortized Cost—$21,995,693)**		21,995,693
Total Investments—102.4% **(Total Cost—$376,592,255)**		387,730,181
Other Assets and Liabilities—(2.4%)		(9,078,361)
Net Assets—100.0%		$378,651,820

Notes to Statement of Investments

* *Non-income producing.*

~ *Security was acquired pursuant to Section 4(2) of the Securities Act of 1933 and may be deemed to be restricted for resale. These securities amounted to $10,000,000, or 2.6%, of the Fund's net assets as of June 30, 2005.*

ADR - American Depositary Receipt
SPDR - Standard and Poor's Depositary Receipt
BD - Bermuda
CA - Canada
GE - Germany
SW - Sweden

See notes to financial statements.

Statement of Assets and Liabilities

June 30, 2005 *(unaudited)*

Assets	
Investment securities, at cost	$ 376,592,255
Investment securities, at market	387,730,181
Cash	1,044,678
Receivables:	
Investment securities sold	2,037,897
Capital shares sold	56,866
Dividends and interest	350,837
Other assets	29,027
Total Assets	391,249,486

Liabilities	
Payables and other accrued liabilities:	
Investment securities purchased	10,446,905
Capital shares redeemed	1,507,417
Advisory fees	241,442
Shareholder servicing fees	33,748
Accounting fees	19,110
Distribution fees	116,373
Transfer agency fees	33,838
Custodian fees	2,076
Other	196,757
Total Liabilities	12,597,666
Net Assets	$ 378,651,820

Composition of Net Assets	
Capital (par value and paid-in surplus)	$ 1,077,238,617
Undistributed net investment income	672,338
Accumulated net realized loss from security transactions	(710,397,061)
Net unrealized appreciation on investments and foreign currency translation	11,137,926
Total	$ 378,651,820

See notes to financial statements.

Statement of Assets and Liabilities

June 30, 2005 *(unaudited) (continued)*

Class A		
Net Assets	$	5,642,144
Shares Outstanding		554,650
Net Asset Value, Redemption Price Per Share	$	10.17
Maximum offering price per share (net asset value plus sales charge of 5.75% of offering price)	$	10.79
Class B		
Net Assets	$	10,332,812
Shares Outstanding		1,059,261
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	9.75
Class C		
Net Assets	$	1,398,327
Shares Outstanding		143,490
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	9.75
Class F		
Net Assets	$	351,077,427
Shares Outstanding		34,324,723
Net Asset Value, Offering and Redemption Price Per Share	$	10.23
Class R		
Net Assets	$	10,128,406
Shares Outstanding		978,768
Net Asset Value, Offering and Redemption Price Per Share	$	10.35
Class T		
Net Assets	$	72,704
Shares Outstanding		7,427
Net Asset Value, Redemption Price Per Share	$	9.79
Maximum offering price per share (net asset value plus sales charge of 4.50% of offering price)	$	10.25

See notes to financial statements.

Statement of Operations

For the six months ended June 30, 2005 *(unaudited)*

Investment Income	
Dividends	$ 2,002,712
Interest	238,266
Foreign taxes withheld	(1,220)
Total Investment Income	2,239,758
Expenses	
Advisory fees—Note 2	1,501,074
Shareholder servicing fees—Note 2	206,644
Accounting fees—Note 2	119,100
Distribution fees—Note 2	507,716
Transfer agency fees—Note 2	164,825
Registration fees	19,865
Postage and mailing expenses	40,585
Custodian fees and expenses—Note 2	10,598
Printing expenses	54,635
Legal and audit fees	65,942
Directors' fees and expenses—Note 2	35,210
Other expenses	43,908
Total Expenses	2,770,102
Earnings Credits	(10,598)
Reimbursed/Waived Expenses	(6,602)
Expense Offset to Broker Commissions	(6,690)
Net Expenses	2,746,212
Net Investment Loss	(506,454)
Realized and Unrealized Gain (Loss) on Security Transactions and Foreign Currency Transactions	
Net Realized Gain on Security Transactions	22,351,413
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	(36,469,089)
Net Realized and Unrealized Loss	(14,117,676)
Net Decrease in Net Assets Resulting from Operations	$ (14,624,130)

See notes to financial statements.

Statements of Changes in Net Assets

	Six months ended 6/30/05	Year ended 12/31/04
Operations		
Net Investment Income (Loss)	$ (506,454)	$ 1,291,564
Net Realized Gain on Security Transactions	22,351,413	52,095,404
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	(36,469,089)	(21,249,162)
Net Increase (Decrease) in Net Assets Resulting from Operations	(14,624,130)	32,137,806
Capital Share Transactions		
Net Increase (Decrease)—Note 4		
Class A	(503,149)	(520,803)
Class B	(1,618,477)	(2,029,596)
Class C	(414,716)	(15,393)
Class F	(41,922,905)	(108,174,647)
Class R	(118,629)	967,838
Class T	(24,292)	(130,287)
Net Decrease from Capital Share Transactions	(44,602,168)	(109,902,888)
Net Decrease in Net Assets	(59,226,298)	(77,765,082)
Net Assets		
Beginning of period	$ 437,878,118	$ 515,643,200
End of period	$ 378,651,820	$ 437,878,118
Undistributed Net Investment Income	$ 672,338	$ 1,178,792

See notes to financial statements.

Financial Highlights

(unaudited)

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class A Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$10.53	$9.79	$7.46	$10.53	$14.02
Income from investment operations:					
Net investment income (loss)	(0.04)	0.02[a]	(0.06)	(0.06)	(0.05)
Net realized and unrealized gains (losses) on securities	(0.32)	0.72	2.39	(3.01)	(3.44)
Total from investment operations	(0.36)	0.74	2.33	(3.07)	(3.49)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of period	$10.17	$10.53	$9.79	$7.46	$10.53
Total Return[b]	(3.42%)	7.56%	31.23%	(29.15%)	(24.89%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$5,642	$6,356	$6,452	$5,149	$7,795
Ratios to average net assets[c]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[d]	1.50%	1.42%	1.66%	1.48%	1.21%
Expenses with reimbursements, earnings credits and brokerage offsets	1.48%	1.41%	1.66%	1.48%	1.20%
Net investment income (loss)	(0.35%)	0.22%	(0.59%)	(0.56%)	(0.47%)
Portfolio turnover rate[e]	114%	107%	124%	139%	152%

a. *Computed using average shares outstanding throughout the year.*
b. *Sales charges are not reflected in the total return.*
c. *Annualized.*
d. *Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.*
e. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

See notes to financial statements.

Financial Highlights

(unaudited) (continued)

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class B Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$10.14	$9.50	$7.30	$10.38	$13.91
Income from investment operations:					
Net investment loss	(0.18)	(0.06)[a]	(0.17)	(0.18)	(0.13)
Net realized and unrealized gains (losses) on securities	(0.21)	0.70	2.37	(2.90)	(3.40)
Total from investment operations	(0.39)	0.64	2.20	(3.08)	(3.53)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of period	$9.75	$10.14	$9.50	$7.30	$10.38
Total Return[b]	(3.85%)	6.74%	30.14%	(29.67%)	(25.38%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$10,333	$12,406	$13,664	$11,603	$19,829
Ratios to average net assets[c]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[d]	2.32%	2.22%	2.48%	2.22%	1.93%
Expenses with reimbursements, earnings credits and brokerage offsets	2.30%	2.22%	2.48%	2.22%	1.92%
Net investment loss	(1.18%)	(0.58%)	(1.41%)	(1.30%)	(1.20%)
Portfolio turnover rate[e]	114%	107%	124%	139%	152%

a. *Computed using average shares outstanding throughout the year.*
b. *Sales charges are not reflected in the total return.*
c. *Annualized.*
d. *Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.*
e. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class C Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$10.13	$9.48	$7.29	$10.36	$13.92
Income from investment operations:					
Net investment loss	(0.29)	(0.05)[a]	(0.19)	(0.26)	(0.18)
Net realized and unrealized gains (losses) on securities	(0.09)	0.70	2.38	(2.81)	(3.38)
Total from investment operations	(0.38)	0.65	2.19	(3.07)	(3.56)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of period	$9.75	$10.13	$9.48	$7.29	$10.36
Total Return[b]	(3.75%)	6.86%	30.04%	(29.63%)	(25.58%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$1,398	$1,881	$1,774	$1,528	$2,979
Ratios to average net assets[c]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[d]	2.24%	2.16%	2.49%	2.37%	2.11%
Expenses with reimbursements, earnings credits and brokerage offsets	2.23%	2.16%	2.49%	2.37%	2.10%
Net investment loss	(1.10%)	(0.49%)	(1.42%)	(1.46%)	(1.38%)
Portfolio turnover rate[e]	114%	107%	124%	139%	152%

a. *Computed using average shares outstanding throughout the year.*
b. *Sales charges are not reflected in the total return.*
c. *Annualized.*
d. *Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.*
e. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

See notes to financial statements.

Financial Highlights

(unaudited) (continued)

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class F Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$10.58	$9.83	$7.48	$10.53	$14.03
Income from investment operations:					
Net investment income (loss)	(0.14)	0.03[a]	(0.17)	(0.22)	(0.15)
Net realized and unrealized gains (losses) on securities	(0.21)	0.72	2.52	(2.83)	(3.35)
Total from investment operations	(0.35)	0.75	2.35	(3.05)	(3.50)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of period	$10.23	$10.58	$9.83	$7.48	$10.53
Total Return	(3.31%)	7.63%	31.42%	(28.96%)	(24.95%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$351,077	$406,550	$484,742	$443,307	$865,425
Ratios to average net assets[b]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[c]	1.37%	1.33%	1.47%	1.38%	1.31%
Expenses with reimbursements, earnings credits and brokerage offsets	1.36%	1.33%	1.47%	1.37%	1.30%
Net investment income (loss)	(0.23%)	0.30%	(0.41%)	(0.46%)	(0.58%)
Portfolio turnover rate[d]	114%	107%	124%	139%	152%

a. *Computed using average shares outstanding throughout the year.*
b. *Annualized.*
c. *Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.*
d. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class R Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$10.69	$9.89	$7.50	$10.57	$14.07
Income from investment operations:					
Net investment income (loss)	0.00[a]	0.07	0.01	0.01	(0.02)
Net realized and unrealized gains (losses) on securities	(0.34)	0.73	2.38	(3.08)	(3.48)
Total from investment operations	(0.34)	0.80	2.39	(3.07)	(3.50)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of period	$10.35	$10.69	$9.89	$7.50	$10.57
Total Return	(3.18%)	8.09%	31.87%	(29.04%)	(24.88%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$10,128	$10,584	$8,792	$4,333	$2,023
Ratios to average net assets[b]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[c]	1.06%	1.03%	1.13%	1.30%	1.46%
Expenses with reimbursements, earnings credits and brokerage offsets	1.05%	1.03%	1.13%	1.30%	1.46%
Net investment income (loss)	0.08%	0.65%	(0.04%)	(0.34%)	(0.72%)
Portfolio turnover rate[d]	114%	107%	124%	139%	152%

a. Net investment income for the period ended June 30, 2005 aggregated less than $0.01 on a per share basis.
b. Annualized.
c. Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.
d. Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.
See notes to financial statements.

Financial Highlights

(unaudited) (continued)

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class T Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$10.17	$9.48	$7.27	$10.38	$14.00
Income from investment operations:					
Net investment loss	(0.95)	(0.02)[a]	(0.30)	(0.56)	(0.19)
Net realized and unrealized gains (losses) on securities	0.57	0.71	2.51	(2.55)	(3.43)
Total from investment operations	(0.38)	0.69	2.21	(3.11)	(3.62)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of period	$9.79	$10.17	$9.48	$7.27	$10.38
Total Return[b]	(3.74%)	7.28%	30.40%	(29.96%)	(25.86%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$73	$100	$220	$208	$621
Ratios to average net assets[c]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[d]	2.13%	1.79%	2.22%	2.78%	2.56%
Expenses with reimbursements, earnings credits and brokerage offsets	2.12%	1.79%	2.22%	2.78%	2.55%
Net investment loss	(0.99%)	(0.17%)	(1.15%)	(1.89%)	(1.83%)
Portfolio turnover rate[e]	114%	107%	124%	139%	152%

a. Computed using average shares outstanding throughout the year.
b. Sales charges are not reflected in the total return.
c. Annualized.
d. Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.
e. Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.
See notes to financial statements.

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940 (the "1940 Act"). Ten series of shares are currently issued: Balanced, Discovery, Equity Growth, Government Securities, Growth, International Equity, Mid-Cap Growth, Money Market, Passport and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders Growth Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B shares redeemed within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

Security Valuations—A domestic equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of a security traded on Nasdaq, at its official closing price. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available, or in the case of written call options, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers.

A foreign equity security traded on a foreign exchange is valued at the last quoted official closing price available before the time when the Fund's assets are valued, or at the last quoted sales price if the exchange does not provide an official closing price or if the foreign market has not yet closed. Lacking any sales that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available. Since February 22, 2005, New York closing exchange rates have been used to convert foreign currencies to U.S. dollars. Previously, London closing exchange rates were used to convert foreign currencies to U.S. dollars.

A debt security with a remaining maturity greater than 60 days at the time of purchase is valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such price is not available, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers. A debt security with a remaining maturity of 60 days or less at the time of purchase is valued at amortized cost, which approximates market value, unless it is determined that amortized cost would not represent market value, in which case the securities would be marked to market. The Fund amortizes premiums and discounts on all debt securities.

If market quotations or official closing prices are not readily available or are determined not to reflect accurately fair value, securities will be valued at their fair value as

determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event occurs after the close of the market on which a security is traded but before the Fund calculates its net asset value, and it is determined that the event has materially affected the value of the security. Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indexes of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts.

Using fair value to price securities may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their net asset values. In addition, it is possible that the fair value determined for a security may be different from the value that may be realized upon the security's sale, and that these differences may be material to the net asset value of the Fund.

Security Transactions**—**Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

Foreign Securities and Currency Transactions**—**Foreign securities carry more risk than U.S. securities, such as political and currency risks. The Fund may invest at least a portion of its assets in foreign securities. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The resultant foreign currency gain or loss from the contract, if any, is recorded as foreign currency gain or loss and would be presented as such in the Statement of Operations.

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes**—**No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily, as earned, and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Distributions to Shareholders—The Fund declares and distributes dividends (if any) and capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions on Fund portfolio transactions. These commissions reduce Other Expenses and are included in the Expense Offset to Broker Commissions in the Statement of Operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Indemnifications—In the normal course of business, the Company enters into contracts that contain provisions indemnifying other parties against specified potential liabilities. Each Fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Fund that have not yet occurred. However, based on experience, the Funds expect the risk of loss to be remote.

Other—Certain prior year information has been reformatted, without substantive change, to conform with the current period presentation.

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is an indirect wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the Fund's net assets. The fee is 1.00% of the first $30 million of net assets, 0.75% of the next $270 million of net assets, 0.70% of the next $200 million of net assets and 0.65% of net assets in excess of $500 million.

***Shareholder Servicing and Transfer Agency Fees for Class F Shares*—**The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), the direct owner of Founders and a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus", an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. The Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. During the six months ended June 30, 2005, Class F shares were charged $183,470 pursuant to this shareholder services agreement.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all of the Fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges from DTI are paid by the Fund. During the six months ended June 30, 2005, Class F shares were charged $71,220 for out-of-pocket transfer agent charges.

***Transfer Agency Fees for Class A, Class B, Class C, Class R and Class T Shares*—**The fees charged by DTI with respect to the Fund's Class A, B, C, R and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $12.58 to $13.00, per shareholder account considered to be an open account at any time during a given month, plus out-of-pocket charges. Class-specific transfer agency fees, including both the per account fees paid to DTI and out-of-pocket charges, during the six months ended June 30, 2005 were as follows:

	Transfer Agency Fees
Class A	$7,612
Class B	$18,385
Class C	$2,069
Class R	$3,929
Class T	$310

***Cash Management Fees*—**The Funds also pay Mellon Bank N.A. ("Mellon Bank"), a wholly-owned subsidiary of Mellon Financial Corporation and an affiliate of Founders, fees for certain cash management services. These include various services related to the processing of shareholder transactions in the Funds. During the six months ended June 30, 2005, the Fund was charged $5,062 for cash management fees, which are included in the out-of-pocket transfer agency charges above.

***Other Transfer Agency Fees*—**Various broker-dealers, retirement plan administrators and other entities have established omnibus accounts with the Fund, and provide sub-transfer agency, recordkeeping or similar services to persons holding Fund shares through those accounts. During the six months ended June 30, 2005, the Fund paid $61,300 to these entities for such services. This amount is included in the transfer agency fees shown on the Statement of Operations.

Distribution and Shareholder Services Plans—DSC also is the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing or servicing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the six months ended June 30, 2005, Class F shares were charged $460,257 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class B, Class C and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

Distribution and shareholder servicing fees paid to DSC by the Fund's Class A, B, C and T shares for the six months ended June 30, 2005, were as follows:

	Distribution Fees	Shareholder Servicing Fees
Class A	N/A	$7,275
Class B	$41,383	$13,794
Class C	$5,957	$1,986
Class T	$119	$119

During the six months ended June 30, 2005, DSC retained $618 and $5 in sales commissions from the sales of Class A and Class T shares, respectively. DSC also retained $21,147 and $27 of contingent deferred sales charges relating to redemptions of Class B and Class C shares, respectively.

Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of 0.06% of the average daily net assets of the Fund on the first $500 million, 0.04% of the average daily net assets of the Fund on the next $500 million and 0.02% of the average daily net assets of the Fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has contractually agreed in writing to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Fund held by the custodian. The Fund could have employed these assets elsewhere to produce income had it not entered into this arrangement. The custodian has contractually agreed in writing to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the six months ended June 30, 2005, the Fund's portion of the fee waiver was $6,602, which reduced the amount paid to Mellon Bank to $3,996.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is invested in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Other Liabilities on the Statement of Assets and Liabilities. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders, which pays their compensation. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, foreign currency transactions, net operating losses and capital loss carryovers.

The tax components of capital represent distribution requirements the Fund must satisfy under the income tax regulations and losses or tax deductions the Fund may be able to offset against income and capital gains realized in future years. Accumulated capital losses and post-October 31 capital losses noted below, if any, as of December 31, 2004, represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment

income and thereby reduce future ordinary income distributions. Accumulated capital losses as of December 31, 2004 were:

Expiration	Amount
2008	$501,000
2009	$516,034,883
2010	$209,975,954
	$726,511,837

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of June 30, 2005 are noted below. Unrealized appreciation/depreciation in the table below excludes appreciation/depreciation on foreign currency translation, if any. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Undistributed Ordinary Income	$1,301,047
Federal Tax Cost	$379,502,798
Gross Tax Appreciation of Investments	$21,050,315
Gross Tax Depreciation of Investments	$(12,822,932)
Net Tax Appreciation	$8,227,383

4. Capital Share Transactions

The Fund is authorized to issue 750 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

	Six months ended 6/30/05			Year ended 12/31/04		
	Shares		Amount	Shares		Amount
Class A						
Sold	24,188	$	247,460	105,906	$	1,056,250
Redeemed	(72,980)	$	(750,609)	(161,536)	$	(1,577,053)
Net Decrease	(48,792)	$	(503,149)	(55,630)	$	(520,803)
Class B						
Sold	9,844	$	96,070	30,813	$	293,687
Redeemed	(173,769)	$	(1,714,547)	(246,029)	$	(2,323,283)
Net Decrease	(163,925)	$	(1,618,477)	(215,216)	$	(2,029,596)

	Six months ended 6/30/05		Year ended 12/31/04	
	Shares	Amount	Shares	Amount
Class C				
Sold	1,854	$ 18,355	38,619	$ 368,762
Redeemed	(44,029)	$ (433,071)	(40,060)	$ (384,155)
Net Decrease	(42,175)	$ (414,716)	(1,441)	$ (15,393)
Class F				
Sold	1,142,277	$ 11,735,887	2,973,891	$ 29,284,630
Redeemed	(5,227,854)	$(53,658,792)	(13,900,368)	$(137,459,277)
Net Decrease	(4,085,577)	$(41,922,905)	(10,926,477)	$(108,174,647)
Class R				
Sold	96,800	$ 1,005,237	381,438	$ 3,739,499
Redeemed	(107,960)	$ (1,123,866)	(280,086)	$ (2,771,661)
Net Increase (Decrease)	(11,160)	$ (118,629)	101,352	$ 967,838
Class T				
Sold	98	$ 963	136	$ 1,307
Redeemed	(2,548)	$ (25,255)	(13,405)	$ (131,594)
Net Decrease	(2,450)	$ (24,292)	(13,269)	$ (130,287)

5. Investment Transactions

For the six months ended June 30, 2005, purchases and sales of investment securities (excluding short-term securities and U.S. government obligations) were $231,921,016 and $287,598,641, respectively.

6. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for temporary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $50 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $50 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At June 30, 2005, the Fund did not have any borrowings under the LOC.

7. Legal Matters

In early 2004, two purported class and derivative actions were filed against Mellon Financial Corporation, Mellon Bank, Founders, Dreyfus, and certain directors of the Dreyfus Founders Funds and the Dreyfus Funds (together, the "Defendant Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Defendant Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Defendant Funds. The Amended Complaint in the newly styled *In re Dreyfus Mutual Funds Fee Litigation* also named DSC, Premier Mutual Fund Services, Inc. and two additional directors of the Defendant Funds as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Defendant Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Defendant Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Defendant Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Defendant Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Defendant Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Defendant Funds. Founders, Dreyfus and the Defendant Funds believe the allegations to be totally without merit and intend to defend the action vigorously. The defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Founders nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Founders' ability to perform its contract with the Funds.

For More Information

Dreyfus Founders Growth Fund

Manager

Founders Asset
Management LLC
210 University Boulevard
Suite 800
Denver, CO 80206

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail Dreyfus Founders Funds, Inc.
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2005, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.

This report and the statements it contains are submitted for the general information of our shareholders. The report is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus.

0213SA0605

Dreyfus Founders International Equity Fund

SEMIANNUAL REPORT June 30, 2005



YOU, YOUR ADVISOR AND
Dreyfus
A MELLON FINANCIAL COMPANY℠

TABLE OF CONTENTS

Management Overview	3
Fund Expenses	10
Statement of Investments	12
Statement of Assets and Liabilities	17
Statement of Operations	19
Statements of Changes in Net Assets	20
Financial Highlights	21
Notes to Financial Statements	27

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Investment Manager
Founders Asset Management LLC
A Mellon Financial Company[SM]
210 University Boulevard, Suite 800
Denver, CO 80206

Distributor
Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Management Overview





A discussion with co-portfolio managers Remi J. Browne, CFA, left; Daniel B. LeVan, CFA, middle; and Jeffrey R. Sullivan, CFA, right, regarding Fund performance for the six-month period ended June 30, 2005.

A Drain from Oil

Several underlying themes greatly affected the global market environment during the period. The overwhelming driving force, however, was the ever-increasing price of oil, which topped $60 per barrel in June. Secondary issues were the rising unemployment rate in the Euro area and the slowing housing market in the United Kingdom. On the positive side, the economic scenario in the United States and subdued worldwide inflation helped support the markets slightly.

Energy stocks were by far the best performers overall during the period, driven by strong worldwide demand for oil, which drove oil prices higher. Naturally, countries with strong oil exposure did very well during the first half of the year; Norway, Canada and Australia, all of which are important producers of oil, were among the best performers for the period. Japan, which imports all of its oil, suffered due to the increasing cost.

For the six months ended June 30, 2005, Dreyfus Founders International Equity Fund underperformed its benchmark, the Morgan Stanley Capital International (MSCI) World ex U.S. Index, which returned -0.71% for the same period. The Fund posted a competitive return[1] versus its benchmark, the MSCI World ex U.S. Growth Index, which returned -1.12%.

---

[1] Excluding sales charges, which result in lower returns for certain share classes. Please see page 7 for Average Annual and Year-to-Date Total Returns for all share classes, including and excluding sales charges.

The MSCI World ex U.S. Growth Index measures global developed market equity performance of growth securities outside of the United States. The total return figures cited for this index assume change in share price and reinvestment of dividends after the deduction of local taxes, but do not reflect the costs of managing a mutual fund.

A Consistent Strategy

Our investment strategy did not change during the period: we continued to search on a stock-by-stock basis for the best growth opportunities as opposed to a top-down country allocation strategy.

Strong Selection and Beneficial Weightings Fueled Fund

Strong performances in France, Spain and Finland, through both advantageous relative weightings and strong selection of stocks, buoyed the Fund's relative return during the period. In France, stock selection in automobile manufacturer **Renault SA** and pharmaceutical company **Sanofi-Aventis** were beneficial to relative performance. During the Fund's holding period, Finnish utilities stock **Fortum Oyj** gained nearly 20%, helping the Fund's position in Finland outperform. Construction company **ACS, Actividades de Construccion y Servicios SA** also performed strongly during the period, aiding the Fund's relative outperformance in Spain.

"We continued to search on a stock-by-stock basis for the best growth opportunities."

Industrials and Telecom Aided Performance

The Fund experienced positive stock selection in 6 of 10 economic sectors. Outperformance versus the benchmark came primarily from the telecommunications services and industrials sectors. The Fund's telecommunications services holdings benefited from strong performances in Canada's **TELUS Corporation** and Hong Kong's **China Mobile (Hong Kong) Limited**. TELUS outperformed due to strong wireless sales reported in early May, while China Mobile continued to show solid subscriber growth during the first half of 2005. In the industrials sector, Danish shipper **AP Moller-Maersk AS** experienced positive stock performance due to rising shipping rates, strong oil prices and its accretive purchase of container shipping company, P&O Nedlloyd.

A significant underweight position in the financials sector, a weak performing sector within the Fund's benchmark, also aided the Fund's relative return for the period.

Several other stocks had strong contributions to the overall performance of the Fund. Australian-based **Oil Search Limited** benefited from $60 per barrel oil prices and better-than-expected drilling results in its Yemeni oil field. **BHP Billiton Limited** had a strong first half as iron ore, coal and oil prices increased and the company made an accretive acquisition of WMC Resources Limited, an Australian copper and uranium producer. **Husky Energy, Inc.**, a Canadian integrated oil and natural gas firm, advanced with the rest of the energy industry on surging oil prices and widening refining margins. Additionally, news that the company's White Rose offshore project in Newfoundland would be completed on time and on budget boosted its share price further. **Keppel Corporation Limited**, a Singapore engineering firm, continued to win new orders to build oil rigs, which drove the company's stock price performance.

Top 3 Performing Sectors in the Fund

Industrials
Telecommunications Services
Financials

Weak U.K. Stocks and Underexposure Hurt Return

The largest drag on performance during the period came from the United Kingdom, primarily due to poor stock selection. Fund holdings **Vodafone Group PLC** and **SABMiller PLC** were the main detractors from this country. Vodafone's stock price decreased during the period due to increased competition,

Largest Equity Holdings (country of origin; ticker symbol)

1.	**Vodafone Group PLC** (United Kingdom; VOD)	**3.67%**
2.	**BP PLC** (United Kingdom; BP)	**2.19%**
3.	**ING Groep NV** (Netherlands; ING.C)	**1.93%**
4.	**Nokia Oyj** (Finland; NOK)	**1.85%**
5.	**Novartis AG** (Switzerland; NOV.N)	**1.80%**
6.	**Sanofi-Aventis** (France; SAN)	**1.78%**
7.	**Total SA** (France; FP)	**1.78%**
8.	**AstraZeneca Group PLC** (United Kingdom; AZN)	**1.76%**
9.	**Tesco PLC** (United Kingdom; TSCO)	**1.74%**
10.	**Canon, Inc.** (Japan; 7751)	**1.73%**

Portfolio holdings are subject to change, and should not be construed as a recommendation of any security.

Growth of $10,000 Investment

Performance data quoted represents past performance. Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Please call 1-800-525-2440 to obtain the most recent month-end performance data.



Dreyfus Founders International Equity Fund-Class F
MSCI World ex U.S. Index
$30,000
$20,000
$10,000
$0
12/95
6/97
6/99
6/01
6/03
6/05
$17,506
$15,866

The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders International Equity Fund on its inception date of 12/29/95 to a $10,000 investment made in an unmanaged securities index on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses, subject to fee waivers and expense limitations. **These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.**

The Morgan Stanley Capital International (MSCI) World ex U.S. Index measures global developed market equity performance outside of the United States. The total return figures cited for this index assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund. Further information related to Fund performance is contained elsewhere in this report.

Average Annual and Year-to Date Total Return as of 6/30/05

Class (Inception Date)	**Year-to-Date**†	**1 Year**	**5 Years**	**10 Years**	**Since Inception**
A Shares (12/31/99)					
With sales charge (5.75%)	(6.81%)	8.37%	(7.86%)	—	(7.68%)
Without sales charge	(1.09%)	14.99%	(6.76%)	—	(6.69%)
B Shares (12/31/99)					
With redemption*	(5.49%)	10.04%	(7.80%)	—	(7.54%)
Without redemption	(1.55%)	14.04%	(7.47%)	—	(7.39%)
C Shares (12/31/99)					
With redemption**	(2.53%)	13.07%	(7.49%)	—	(7.43%)
Without redemption	(1.55%)	14.07%	(7.49%)	—	(7.43%)
F Shares (12/29/95)	(1.09%)	15.01%	(6.72%)	—	6.07%
R Shares (12/31/99)	(1.00%)	15.62%	(6.48%)	—	(6.41%)
T Shares (12/31/99)					
With sales charge (4.50%)	(5.73%)	9.47%	(7.85%)	—	(7.71%)
Without sales charge	(1.27%)	14.61%	(7.00%)	—	(6.93%)

Average annual and year-to-date total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but do reflect the reinvestment of dividends and capital gain distributions, expense limitations, and adjustments for financial statement purposes. Part of the Fund's historical performance is due to the purchase of securities sold in initial public offerings (IPOs). There is no guarantee that the Fund's investments in IPOs, if any, will continue to have a similar impact on performance. Investments in foreign securities entail unique risks, including political, market, and currency risks.

* The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.

** The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

† Total return is not annualized.

lower prices and shrinking margins. Vodafone K.K., the company's Japanese subsidiary, reported another weak quarter as well. SABMiller's stock price was hurt by poor U.S. beer sales and continued merger and acquisition speculation.

Additionally, holdings in the Netherlands, Belgium and Canada also hurt the Fund's relative performance.

Bottom 3 Performing Sectors in the Fund

Consumer Staples
Energy
Information Technology

Fund holdings in the consumer staples sector produced a drain on performance. Belgian-based food retailer Delhaize Group reduced its full-year top- and bottom-line expectations at its quarterly earnings update. Competition with Wal-Mart Stores, Inc. and cost overruns were the main culprits for the revised guidance, which prompted the Fund to exit this position. SABMiller, as mentioned above, also negatively affected the Fund's performance in this sector.

Within the benchmark, energy and utilities were the two best performing sectors during the period. Exploration and production and oil services stocks did particularly well in the rising oil price environment. Utilities also generated strong returns; electricity companies were able to pass along price increases to


Portfolio Composition of Net Assets
21.21% United Kingdom
18.95% Japan
10.77% France
7.37% Germany
6.74% Switzerland
5.52% Canada
3.83% Italy
3.64% Australia
19.14% Other Countries
2.83% Cash & Equivalents

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio managers and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

customers as energy costs rose sharply during the period. However, the Fund's underweight positions in both these sectors generated a negative impact on the Fund's relative performance.

IT and Select Stocks Hampered Performance

The information technology (IT) sector also hampered the Fund's return for the period, mainly owing to a relative overweight position. One of the poor individual IT performers in the Fund was Trend Micro, Inc., a Japanese developer of anti-virus software for home and business use. Trend Micro's stock fell on Microsoft's announcement that it will be packaging a competitor's anti-virus software with its operating system. The Fund exited its position in Trend Micro on this decline.

Another poor individual performer during the period was German-based **ThyssenKrupp AG**. The company reduced steel volumes due to marketplace overcapacity as China continues to build more stainless facilities, which threatens the overall global supply/demand balance in this segment of the steel market. Casio Computer Company Limited's stock price also declined after Casio Micronics, a 75% owned subsidiary of Casio Computer, lowered its 2005 operating profit estimate based on volume revisions. This was enough to affect Casio Computer's 2005 operating profit estimate, causing the stock to slip. Publishing and Broadcasting Limited was liquidated during the period as the company reported weak earnings following the loss of market share in its television station business.

In Conclusion

As always, our investing focus is on seeking stocks with improving business momentum and attractive valuations in each country and sector regardless of the market's direction.

Remi J. Browne, CFA	Daniel B. LeVan, CFA	Jeffrey R. Sullivan, CFA
Co-Portfolio Manager	Co-Portfolio Manager	Co-Portfolio Manager

Fund Expenses

(unaudited)

As a shareholder of the Fund, depending on the class of shares of the Fund you own, you incur two types of costs: (1) transaction costs, including front-end and contingent deferred sales charges; and (2) ongoing costs, including management fees, Rule 12b-1 fees, shareholder services fees, and other expenses. The expense example shown below is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The expense example is based on an investment of $1,000 on January 1, 2005 and held through June 30, 2005.

Actual Expenses The numbers included in the expense example in the rows with the word "Actual" in the title provide information about actual account values and actual expenses. You may use this information to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.60), then multiply the result by the number under the column heading entitled "Expenses Paid During Period" for the class of shares you own to estimate the expenses you paid on your account during this period.

Hypothetical Expenses For Comparison Purposes The numbers included in the expense example in the rows with the word "Hypothetical" in the title provide information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio for each class of shares, and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare the hypothetical expenses in the expense example for the class of shares you own with the hypothetical expenses that appear in the shareholder reports of other funds.

Please note that the expenses shown in the expense example are meant to highlight your ongoing costs only and do not reflect the transaction costs described above. Therefore, the hypothetical expenses in the expense example are useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if the transaction costs were included, your costs would have been higher.

Expense Example

	Beginning Account Value (1/1/05)	Ending Account Value (6/30/05)	Expenses Paid During Period* (1/1/05-6/30/05)
Class A Actual	$1,000.00	$982.18	$6.90
Class A Hypothetical	1,000.00	1,017.77	7.03
Class B Actual	1,000.00	973.94	10.58
Class B Hypothetical	1,000.00	1,014.00	10.79
Class C Actual	1,000.00	973.94	10.58
Class C Hypothetical	1,000.00	1,014.00	10.79
Class F Actual	1,000.00	982.18	6.90
Class F Hypothetical	1,000.00	1,017.77	7.03
Class R Actual	1,000.00	984.34	5.67
Class R Hypothetical	1,000.00	1,019.02	5.77
Class T Actual	1,000.00	979.20	8.13
Class T Hypothetical	1,000.00	1,016.51	8.28

*Expenses are equal to each Class's respective annualized expense ratio, shown below, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).

Expense Ratios

These expense ratios reflect reimbursements and/or waivers of expenses by the Fund's investment adviser or its affiliates, earnings credits and brokerage offsets, where applicable.

	Expense Ratio
Class A	1.40%
Class B	2.15%
Class C	2.15%
Class F	1.40%
Class R	1.15%
Class T	1.65%

Statement of Investments

June 30, 2005 *(unaudited)*

Shares		Market Value
Common Stocks (Foreign)—97.2%		
Aerospace & Defense—0.7%		
47,400	BAE Systems PLC (UK)	$ 243,750
Apparel, Accessories & Luxury Goods—2.4%		
24,000	Burberry Group PLC (UK)	173,732
14,500	Compagnie Financiere Richemont AG (SZ)	487,671
8,800	Gildan Activewear, Inc. (CA)*	230,702
		892,105
Application Software—1.5%		
53,600	Sage Group PLC (UK)	214,890
1,900	SAP AG (GE)	331,804
		546,694
Automobile Manufacturers—3.8%		
11,000	Honda Motor Company Limited (JA)	542,512
99,000	Mazda Motor Corporation (JA)	372,221
5,400	Renault SA (FR)	476,413
		1,391,146
Brewers—3.5%		
25,200	Asahi Breweries Limited (JA)	300,373
7,200	InBev NV (BE)	243,718
9,900	Orkla ASA (NW)	365,135
22,500	SABMiller PLC (UK)	351,348
		1,260,574
Broadcasting & Cable TV—2.4%		
7,800	Gestevision Telecinco SA (SP)	182,752
42,300	Mediaset SPA (IT)	498,611
84	TV Asahi Corporation (JA)	180,254
		861,617

Guide to Understanding Foreign Holdings

The following abbreviations are used throughout the Statement of Investments to indicate the country of origin on non-U.S. holdings.

AU	Australia	HK	Hong Kong	SG	Singapore
BD	Bermuda	ID	Indonesia	SP	Spain
BE	Belgium	IN	India	SW	Sweden
CA	Canada	IT	Italy	SZ	Switzerland
CN	China	JA	Japan	TH	Thailand
DE	Denmark	KR	South Korea	TU	Turkey
FI	Finland	MA	Malaysia	TW	Taiwan
FR	France	NE	Netherlands	UK	United Kingdom
GE	Germany	NW	Norway		
GR	Greece	PH	Philippines		

Shares		Market Value
Communications Equipment—4.0%		
15,000	GN Store Nord AS (DE)	$ 169,923
40,200	Nokia Oyj (FI)	673,811
2,400	Research In Motion Limited (CA)*	176,631
139,100	Telefonaktiebolaget LM Ericsson (SW)	446,935
		1,467,300
Computer & Electronics Retail—0.8%		
4,900	Yamada Denki (JA)	281,868
Computer Hardware—0.5%		
31,000	NEC Corporation (JA)	167,704
Computer Storage & Peripherals—0.5%		
6,200	Logitech International SA (SZ)*	199,329
Construction & Engineering—0.8%		
11,100	ACS, Actividades de Construccion y Servicios SA (SP)	310,848
Construction Materials—0.6%		
20,000	Rinker Group Limited (AU)	213,138
Construction, Farm Machinery & Heavy Trucks—1.7%		
15,000	Volvo AB Class B (SW)	610,607
Consumer Finance—0.6%		
3,200	Sanyo Shinpan Finance Company Limited (JA)	219,854
Distillers & Vintners—0.5%		
24,800	Davide Campari - Milano SPA (IT)	181,881
Diversified Banks—6.1%		
7,344	Alpha Bank AE (GR)	195,887
87,100	Banca Intesa SPA (IT)	398,976
38,119	Barclays PLC (UK)	379,414
5,907	BNP Paribas SA (FR)	405,333
16,300	HBOS PLC (UK)	251,320
5,734	Royal Bank of Scotland Group PLC (UK)	173,222
4,100	Societe Generale (FR)	417,542
		2,221,694
Diversified Capital Markets—2.0%		
13,600	Credit Suisse Group (SZ)	536,465
2,470	UBS AG (SZ)	192,743
		729,208
Diversified Chemicals—1.2%		
6,600	BASF AG (GE)	439,308
Diversified Metals & Mining—3.2%		
44,200	BHP Billiton Limited (AU)	610,665
29,500	Xstrata PLC (UK)	569,280
		1,179,945
Electric Utilities—1.8%		
5,100	E.ON AG (GE)	454,760
11,600	Fortum Oyj (FI)	186,010
		640,770

See notes to statement of investments.

Statement of Investments

June 30, 2005 *(unaudited) (continued)*

Shares		*Market Value*
Electrical Components & Equipment—1.1%		
38,000	Sumitomo Electric Industries Limited (JA)	$ 389,216
Electronic Equipment Manufacturers—2.0%		
3,900	Hoya Corporation (JA)	450,095
3,800	Kyocera Corporation (JA)	290,542
		740,637
Food Retail—1.7%		
111,000	Tesco PLC (UK)	633,959
Forest Products—0.6%		
16,600	Canfor Corporation (CA)*	199,167
Household Products—0.9%		
10,700	Reckitt Benckiser PLC (UK)	315,383
Human Resource & Employment Services—0.4%		
4,400	Randstad Holding NV (NE)	152,080
Industrial Conglomerates—0.6%		
27,000	Keppel Corporation Limited (SG)	200,190
Integrated Oil & Gas—6.7%		
76,719	BP PLC (UK)	798,669
7,300	Husky Energy, Inc. (CA)	290,344
17,900	Repsol YPF SA (SP)	458,386
3,700	Royal Dutch Petroleum Company (NE)	241,801
2,758	Total SA (FR)	648,529
		2,437,729
Integrated Telecommunication Services—3.2%		
45,200	BT Group PLC (UK)	186,275
11,200	Deutsche Telekom AG (GE)	207,382
6,500	France Telecom (FR)	190,052
16,300	TELUS Corporation (CA)	572,868
		1,156,577
Leisure Products—0.5%		
8,900	Sankyo Company Limited (JA)	170,922
Life & Health Insurance—1.2%		
70,500	Friends Provident PLC (UK)	229,905
87,900	Old Mutual PLC (UK)	192,148
		422,053
Marine—1.8%		
50	AP Moller-Maersk AS (DE)	477,490
29,000	Kawasaki Kisen Kaisha Limited (JA)	172,049
		649,539
Movies & Entertainment—1.4%		
16,800	Vivendi Universal SA (FR)	529,841
Multi-Line Insurance—1.5%		
16,200	Aviva PLC (UK)	180,548
3,900	Baloise Holding Limited (SZ)	194,772
1,100	Zurich Financial Services AG (SZ)	189,528
		564,848

Shares		Market Value
Multi-Utilities—0.9%		
11,700	Suez SA (FR)	$ 317,598
Office Electronics—1.7%		
12,000	Canon, Inc. (JA)	631,864
Oil & Gas Exploration & Production—2.3%		
12,200	Eni SPA (IT)	314,634
2,200	Norsk Hydro ASA (NW)	202,011
134,500	Oil Search Limited (AU)	314,315
		830,960
Other Diversified Financial Services—2.5%		
24,900	ING Groep NV (NE)	704,239
6,600	Sun Life Financial, Inc. (CA)	222,316
		926,555
Pharmaceuticals—11.6%		
15,500	AstraZeneca Group PLC (UK)	641,829
11,400	Eisai Company Limited (JA)	383,392
4,700	Merck KGaA (GE)	378,821
13,759	Novartis AG (SZ)	655,472
5,800	Novo Nordisk AS Class B (DE)	295,313
7,000	Ono Pharmaceuticals Company Limited (JA)	331,981
7,900	Sanofi-Aventis (FR)	649,171
28,700	Shire Pharmaceuticals Group PLC (UK)	314,718
11,400	Takeda Pharmaceuticals Company Limited (JA)	565,323
		4,216,020
Precious Metals & Minerals—0.8%		
16,900	ThyssenKrupp AG (GE)	294,313
Railroads—0.9%		
5,500	Canadian National Railway Company (CA)	317,287
Soft Drinks—1.0%		
12,900	Coca-Cola Hellenic Bottling Company SA (GR)	350,328
Steel—1.5%		
29,800	Bluescope Steel Limited (AU)	186,690
14,900	JFE Holdings, Inc. (JA)	368,100
		554,790
Tires & Rubber—2.1%		
8,000	Continental AG (GE)	577,030
19,000	Sumitomo Rubber Industries Limited (JA)	193,923
		770,953
Tobacco—0.9%		
17,800	British American Tobacco PLC (UK)	343,179
Trading Companies & Distributors—2.4%		
46,000	Mitsubishi Corporation (JA)	625,444
28,000	Mitsui & Company Limited (JA)	265,080
		890,524

See notes to statement of investments.

Statement of Investments

June 30, 2005 *(unaudited) (continued)*

Shares		Market Value
Wireless Telecommunication Services—6.4%		
7,000	Bouygues SA (FR)	$ 290,234
138,900	China Mobile (Hong Kong) Limited (HK)	517,457
79,900	O2 PLC (UK)*	195,061
549,175	Vodafone Group PLC (UK)	1,338,251
		2,341,003
Total Common Stocks (Foreign) (Cost—$27,976,169)		35,406,855

Principal Amount		Amortized Cost
Corporate Short-Term Notes—2.2%		
Household Appliances—2.2%		
$ 800,000	Stanley Works, Inc. 3.37% 7/1/05~	$ 800,000
Total Corporate Short-Term Notes (Amortized Cost—$800,000)		800,000
Total Investments—99.4% (Total Cost—$28,776,169)		36,206,855
Other Assets and Liabilities—0.6%		225,313
Net Assets—100.0%		$ 36,432,168

Notes to Statement of Investments

* *Non-income producing.*

~ *Security was acquired pursuant to Section 4(2) of the Securities Act of 1933 and may be deemed to be restricted for resale. These securities amounted to $800,000, or 2.2%, of the Fund's net assets as of June 30, 2005.*

See notes to financial statements.

Statement of Assets and Liabilities

June 30, 2005 *(unaudited)*

Assets		
Investment securities, at cost	$	28,776,169
Investment securities, at market		36,206,855
Cash		105,917
Foreign currency (cost $213,201)		213,157
Receivables:		
Investment securities sold		380,835
Capital shares sold		14,464
Dividends and interest		57,667
From adviser		15,324
Other assets		37,963
Total Assets		37,032,182

Liabilities		
Payables and other accrued liabilities:		
Investment securities purchased		499,473
Capital shares redeemed		22,160
Advisory fees		22,455
Shareholder servicing fees		6,824
Accounting fees		2,994
Distribution fees		4,093
Transfer agency fees		15,649
Custodian fees		7,628
Other		18,738
Total Liabilities		600,014
Net Assets	$	36,432,168

Composition of Net Assets		
Capital (par value and paid-in surplus)	$	58,322,300
Undistributed net investment income		368,277
Accumulated net realized loss from security transactions		(29,686,850)
Net unrealized appreciation on investments and foreign currency translation		7,428,441
Total	$	36,432,168

See notes to financial statements.

Statement of Assets and Liabilities

June 30, 2005 *(unaudited) (continued)*

Class A		
Net Assets	$	23,684,188
Shares Outstanding		2,012,893
Net Asset Value, Redemption Price Per Share	$	11.77
Maximum offering price per share (net asset value plus sales charge of 5.75% of offering price)	$	12.49
Class B		
Net Assets	$	1,783,048
Shares Outstanding		155,715
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	11.45
Class C		
Net Assets	$	456,597
Shares Outstanding		39,935
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	11.43
Class F		
Net Assets	$	10,322,590
Shares Outstanding		875,897
Net Asset Value, Offering and Redemption Price Per Share	$	11.79
Class R		
Net Assets	$	59,541
Shares Outstanding		5,007
Net Asset Value, Offering and Redemption Price Per Share	$	11.89
Class T		
Net Assets	$	126,204
Shares Outstanding		10,795
Net Asset Value, Redemption Price Per Share	$	11.69
Maximum offering price per share (net asset value plus sales charge of 4.50% of offering price)	$	12.24

See notes to financial statements.

Statement of Operations

For the six months ended June 30, 2005 *(unaudited)*

Investment Income	
Dividends	$ 715,726
Interest	6,777
Foreign taxes withheld	(87,308)
Total Investment Income	635,195
Expenses	
Advisory fees—Note 2	186,483
Shareholder servicing fees—Note 2	46,827
Accounting fees—Note 2	18,648
Distribution fees—Note 2	22,443
Transfer agency fees—Note 2	40,773
Registration fees	25,375
Postage and mailing expenses	1,480
Custodian fees and expenses—Note 2	31,591
Printing expenses	16,130
Legal and audit fees	6,139
Directors' fees and expenses—Note 2	3,786
Other expenses	23,471
Total Expenses	423,146
Earnings Credits	(1,366)
Reimbursed/Waived Expenses	(141,981)
Expense Offset to Broker Commissions	(9,592)
Net Expenses	270,207
Net Investment Income	364,988
Realized and Unrealized Gain (Loss) on Security Transactions and Foreign Currency Transactions	
Net Realized Gain (Loss) on:	
Security Transactions	1,553,149
Foreign Currency Transactions	(10,555)
Net Realized Gain	1,542,594
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	(2,358,558)
Net Realized and Unrealized Loss	(815,964)
Net Decrease in Net Assets Resulting from Operations	$ (450,976)

See notes to financial statements.

STATEMENTS OF CHANGES IN NET ASSETS

(unaudited)

	Six months ended 6/30/05	Year ended 12/31/04
Operations		
Net Investment Income	$ 364,988	$ 277,266
Net Realized Gain on Security and Foreign Currency Transactions	1,542,594	8,483,384
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	(2,358,558)	(886,438)
Net Increase (Decrease) in Net Assets Resulting from Operations	(450,976)	7,874,212
Dividends and Distributions to Shareholders		
From Net Investment Income		
Class A	0	(185,495)
Class F	0	(72,290)
Class R	0	(11,405)
Class T	0	(511)
Net Decrease from Dividends and Distributions	0	(269,701)
Capital Share Transactions		
Net Decrease—Note 4		
Class A	(1,106,866)	(2,078,483)
Class B	(461,066)	(527,506)
Class C	(12,975)	(94,599)
Class F	(443,050)	(980,705)
Class R	(6,115)	(3,373,718)
Class T	(46,851)	(31,098)
Net Decrease from Capital Share Transactions	(2,076,923)	(7,086,109)
Net Increase (Decrease) in Net Assets	(2,527,899)	518,402
Net Assets		
Beginning of period	$ 38,960,067	$ 38,441,665
End of period	$ 36,432,168	$ 38,960,067
Undistributed Net Investment Income	$ 368,277	$ 3,289

See notes to financial statements.

Financial Highlights
(unaudited)

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class A Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$11.90	$9.77	$7.19	$10.03	$14.42
Income from investment operations:					
Net investment income (loss)	0.12	0.08	0.06	0.01	0.00[a]
Net realized and unrealized gains (losses) on securities	(0.25)	2.14	2.59	(2.84)	(4.39)
Total from investment operations	(0.13)	2.22	2.65	(2.83)	(4.39)
Less dividends and distributions:					
From net investment income	0.00	(0.09)	(0.07)	(0.01)	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	(0.09)	(0.07)	(0.01)	0.00
Net Asset Value, end of period	$11.77	$11.90	$9.77	$7.19	$10.03
Total Return[b]	(1.09%)	22.69%	36.84%	(28.19%)	(30.44%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$23,684	$25,076	$22,432	$18,217	$29,151
Ratios to average net assets[c]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[d]	1.46%	1.42%	1.41%	1.40%	1.46%
Expenses with reimbursements, earnings credits and brokerage offsets	1.40%	1.40%	1.40%	1.40%	1.44%
Net investment income (loss)	2.01%	0.74%	0.80%	0.13%	(0.74%)
Portfolio turnover rate[e]	80%	85%	144%	220%	213%

a. *Net investment loss for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.*
b. *Sales charges are not reflected in the total return.*
c. *Annualized.*
d. *Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 2.18% (2005), 2.05% (2004), 2.48% (2003), 2.18% (2002), 1.78% (2001).*
e. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

See notes to financial statements.

Financial Highlights

(unaudited) (continued)

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class B Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$11.63	$9.55	$7.03	$9.87	$14.29
Income from investment operations:					
Net investment income (loss)	0.07[a]	0.00[a,b]	(0.08)	(0.11)	(0.12)
Net realized and unrealized gains (losses) on securities	(0.25)	2.08	2.61	(2.73)	(4.30)
Total from investment operations	(0.18)	2.08	2.53	(2.84)	(4.42)
Less dividends and distributions:					
From net investment income	0.00	0.00	(0.01)	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	(0.01)	0.00	0.00
Net Asset Value, end of period	$11.45	$11.63	$9.55	$7.03	$9.87
Total Return[c]	(1.55%)	21.78%	35.95%	(28.77%)	(30.93%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$1,783	$2,281	$2,372	$2,201	$3,786
Ratios to average net assets[d]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[e]	2.21%	2.16%	2.16%	2.16%	2.28%
Expenses with reimbursements, earnings credits and brokerage offsets	2.15%	2.15%	2.15%	2.15%	2.26%
Net investment income (loss)	1.22%	0.00%	0.07%	(0.61%)	(1.03%)
Portfolio turnover rate[f]	80%	85%	144%	220%	213%

a. *Computed using average shares outstanding throughout the period.*
b. *Net investment income for the year ended December 31, 2004 aggregated less than $0.01 on a per share basis.*
c. *Sales charges are not reflected in the total return.*
d. *Annualized.*
e. *Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 3.05% (2005), 2.85% (2004), 3.32% (2003), 2.91% (2002), and 2.67% (2001).*
f. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class C Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$11.61	$9.53	$7.02	$9.86	$14.27
Income from investment operations:					
Net investment income (loss)	0.05	0.00[a,b]	(0.26)	(0.29)	(0.16)
Net realized and unrealized gains (losses) on securities	(0.23)	2.08	2.77	(2.55)	(4.25)
Total from investment operations	(0.18)	2.08	2.51	(2.84)	(4.41)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of period	$11.43	$11.61	$9.53	$7.02	$9.86
Total Return[c]	(1.55%)	21.83%	35.76%	(28.80%)	(30.90%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$457	$476	$482	$532	$1,429
Ratios to average net assets[d]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[e]	2.21%	2.16%	2.16%	2.16%	2.29%
Expenses with reimbursements, earnings credits and brokerage offsets	2.15%	2.15%	2.15%	2.15%	2.26%
Net investment income (loss)	1.26%	0.03%	0.08%	(0.63%)	(0.99%)
Portfolio turnover rate[f]	80%	85%	144%	220%	213%

a. *Computed using average shares outstanding throughout the year.*
b. *Net investment income for the year ended December 31, 2004 aggregated less than $0.01 on a per share basis.*
c. *Sales charges are not reflected in the total return.*
d. *Annualized.*
e. *Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 2.98% (2005), 2.87% (2004), 3.25% (2003), 3.11% (2002), and 2.85% (2001).*
f. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

See notes to financial statements.

Financial Highlights

(unaudited) (continued)

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class F Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$11.92	$9.78	$7.18	$10.03	$14.40
Income from investment operations:					
Net investment income (loss)	0.10	0.08[a]	(0.01)	(0.05)	(0.07)
Net realized and unrealized gains (losses) on securities	(0.23)	2.14	2.68	(2.79)	(4.30)
Total from investment operations	(0.13)	2.22	2.67	(2.84)	(4.37)
Less dividends and distributions:					
From net investment income	0.00	(0.08)	(0.07)	(0.01)	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	(0.08)	(0.07)	(0.01)	0.00
Net Asset Value, end of period	$11.79	$11.92	$9.78	$7.18	$10.03
Total Return	(1.09%)	22.70%	37.17%	(28.30%)	(30.35%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$10,323	$10,885	$9,837	$9,321	$16,640
Ratios to average net assets[b]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[c]	1.45%	1.41%	1.40%	1.40%	1.55%
Expenses with reimbursements, earnings credits and brokerage offsets	1.40%	1.40%	1.40%	1.40%	1.52%
Net investment income (loss)	2.00%	0.76%	0.80%	0.12%	(0.26%)
Portfolio turnover rate[d]	80%	85%	144%	220%	213%

a. *Computed using average shares outstanding throughout the year.*
b. *Annualized.*
c. *Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 2.28% (2005), 2.10% (2004), 2.52% (2003), 2.13% (2002), and 1.99% (2001).*
d. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class R Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$12.01	$9.82	$7.22	$10.08	$14.45
Income from investment operations:					
Net investment income (loss)	0.13[b]	0.13[b]	0.09	0.02	0.00[a]
Net realized and unrealized gains (losses) on securities	(0.25)	2.17	2.60	(2.85)	(4.37)
Total from investment operations	(0.12)	2.30	2.69	(2.83)	(4.37)
Less dividends and distributions:					
From net investment income	0.00	(0.11)	(0.09)	(0.03)	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	(0.11)	(0.09)	(0.03)	0.00
Net Asset Value, end of period	$11.89	$12.01	$9.82	$7.22	$10.08
Total Return	(1.00%)	23.45%	37.27%	(28.10%)	(30.24%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$60	$66	$3,146	$2,470	$6,102
Ratios to average net assets[c]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[d]	1.21%	1.15%	1.15%	1.16%	1.28%
Expenses with reimbursements, earnings credits and brokerage offsets	1.15%	1.15%	1.15%	1.15%	1.26%
Net investment income (loss)	2.24%	1.21%	1.03%	0.27%	(0.04%)
Portfolio turnover rate[e]	80%	85%	144%	220%	213%

a. Net investment loss for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.
b. Computed using average shares outstanding throughout the period.
c. Annualized.
d. Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 4.10% (2005), 1.65% (2004), 1.95% (2003), 1.71% (2002), and 1.57% (2001).
e. Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.
See notes to financial statements.

Financial Highlights

(unaudited) (continued)

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class T Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$11.84	$9.70	$7.14	$9.97	$14.37
Income from investment operations:					
Net investment income (loss)	0.09[b]	0.06[b]	0.00[a]	(0.10)	(0.09)
Net realized and unrealized gains (losses) on securities	(0.24)	2.11	2.61	(2.73)	(4.31)
Total from investment operations	(0.15)	2.17	2.61	(2.83)	(4.40)
Less dividends and distributions:					
From net investment income	0.00	(0.03)	(0.05)	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	(0.03)	(0.05)	0.00	0.00
Net Asset Value, end of period	$11.69	$11.84	$9.70	$7.14	$9.97
Total Return[c]	(1.27%)	22.42%	36.58%	(28.39%)	(30.62%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$126	$175	$172	$158	$343
Ratios to average net assets[d]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[e]	1.71%	1.66%	1.65%	1.65%	1.80%
Expenses with reimbursements, earnings credits and brokerage offsets	1.65%	1.65%	1.65%	1.65%	1.77%
Net investment income (loss)	1.67%	0.57%	0.67%	(0.12%)	(0.53%)
Portfolio turnover rate[f]	80%	85%	144%	220%	213%

a. Net investment income for the year ended December 31, 2003 aggregated less than $0.01 on a per share basis.
b. Computed using average shares outstanding throughout the period.
c. Sales charges are not reflected in the total return.
d. Annualized.
e. Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 2.82% (2005), 2.44% (2004), 2.88% (2003), 4.00% (2002), and 2.86% (2001).
f. Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940 (the "1940 Act"). Ten series of shares are currently issued: Balanced, Discovery, Equity Growth, Government Securities, Growth, International Equity, Mid-Cap Growth, Money Market, Passport and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders International Equity Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B shares redeemed within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

Security Valuations—A domestic equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of a security traded on Nasdaq, at its official closing price. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available, or in the case of written call options, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers.

A foreign equity security traded on a foreign exchange is valued at the last quoted official closing price available before the time when the Fund's assets are valued, or at the last quoted sales price if the exchange does not provide an official closing price or if the foreign market has not yet closed. Lacking any sales that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available. Since February 22, 2005, New York closing exchange rates have been used to convert foreign currencies to U.S. dollars. Previously, London closing exchange rates were used to convert foreign currencies to U.S. dollars.

A debt security with a remaining maturity greater than 60 days at the time of purchase is valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such price is not available, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers. A debt security with a remaining maturity of 60 days or less at the time of purchase is valued at amortized cost, which approximates market value, unless it is determined that amortized cost would not represent market value, in which case the securities would be marked to market. The Fund amortizes premiums and discounts on all debt securities.

If market quotations or official closing prices are not readily available or are determined not to reflect accurately fair value, securities will be valued at their fair value as

determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event occurs after the close of the market on which a security is traded but before the Fund calculates its net asset value, and it is determined that the event has materially affected the value of the security. Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indexes of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts.

Using fair value to price securities may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their net asset values. In addition, it is possible that the fair value determined for a security may be different from the value that may be realized upon the security's sale, and that these differences may be material to the net asset value of the Fund.

Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

Foreign Securities and Currency Transactions—Foreign securities carry more risk than U.S. securities, such as political and currency risks. The Fund normally will invest a large portion of its assets in foreign securities. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The resultant foreign currency gain or loss from the contract is recorded as foreign currency gain or loss and is presented as such in the Statement of Operations. Foreign currency held at June 30, 2005 for settling foreign trades is listed on the Statement of Assets and Liabilities.

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily, as earned, and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Distributions to Shareholders—The Fund declares and distributes dividends (if any) and capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions on Fund portfolio transactions. These commissions reduce Other Expenses and are included in the Expense Offset to Broker Commissions in the Statement of Operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Indemnifications—In the normal course of business, the Company enters into contracts that contain provisions indemnifying other parties against specified potential liabilities. Each Fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Fund that have not yet occurred. However, based on experience, the Funds expect the risk of loss to be remote.

Other—Certain prior year information has been reformatted, without substantive change, to conform with the current period presentation.

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is an indirect wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the Fund's net assets. The fee is 1.00% of the first $250 million of net assets, 0.80% of the next $250 million of net assets and 0.70% of net assets in excess of $500 million.

Founders has agreed to waive a portion of its management fee and to limit the total expenses of the Fund. Founders agreed to waive that portion of its management fee that exceeds 0.75% of the Fund's average net assets and to limit the annual expenses of the Fund (net of credits received from the Fund's custodian and expense offsets to broker commissions) to 1.40% for Class A and Class F shares, 2.15% for Class B and Class C shares, 1.15% for Class R shares and 1.65% for Class T shares. These reductions are made pursuant to a permanent written contractual commitment. For the six months ended June 30, 2005, $131,025 was reimbursed to the Fund by Founders pursuant to this provision.

Shareholder Servicing and Transfer Agency Fees for Class F Shares—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), the direct owner of Founders and a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus", an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. The Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. During the six months ended June 30, 2005, Class F shares were charged $13,410 pursuant to this shareholder services agreement.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all of the Fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges from DTI are paid by the Fund. During the six months ended June 30, 2005, Class F shares were charged $4,685 for out-of-pocket transfer agent charges.

Transfer Agency Fees for Class A, Class B, Class C, Class R and Class T Shares—The fees charged by DTI with respect to the Fund's Class A, B, C, R and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $12.58 to $13.00, per shareholder account considered to be an open account at any time during a given month, plus out-of-pocket charges. Class-specific transfer agency fees, including both the per account fees paid to DTI and out-of-pocket charges, during the six months ended June 30, 2005 were as follows:

	Transfer Agency Fees
Class A	$28,984
Class B	$3,613
Class C	$684
Class R	$706
Class T	$441

Cash Management Fees—The Funds also pay Mellon Bank N.A. ("Mellon Bank"), a wholly-owned subsidiary of Mellon Financial Corporation and an affiliate of Founders, fees for certain cash management services. These include various services related to the processing of shareholder transactions in the Funds. During the six months ended

June 30, 2005, the Fund was charged $475 for cash management fees, which are included in the out-of-pocket transfer agency charges above.

Other Transfer Agency Fees—Various broker-dealers, retirement plan administrators and other entities have established omnibus accounts with the Fund, and provide sub-transfer agency, recordkeeping or similar services to persons holding Fund shares through those accounts. During the six months ended June 30, 2005, the Fund paid $1,660 to these entities for such services. This amount is included in the transfer agency fees shown on the Statement of Operations.

Distribution and Shareholder Services Plans—DSC also is the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing or servicing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the six months ended June 30, 2005, Class F shares were charged $13,105 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class B, Class C and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

Distribution and shareholder servicing fees paid to DSC by the Fund's Class A, B, C and T shares for the six months ended June 30, 2005, were as follows:

	Distribution Fees	Shareholder Servicing Fees
Class A	N/A	$30,189
Class B	$7,371	$2,457
Class C	$1,794	$598
Class T	$173	$173

During the six months ended June 30, 2005, DSC retained $7,771 and $1 of contingent deferred sales charges relating to redemptions of Class B and Class C shares, respectively.

Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of 0.10% of the average daily net assets of the Fund on the first $500 million, 0.065% of the average daily net assets of the Fund on the next $500 million and 0.02% of the average daily net assets of the Fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has contractually agreed in writing to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Fund held by the custodian. The Fund could have employed these assets elsewhere to produce income had it not entered into this arrangement. The custodian has contractually agreed in writing to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the six months ended June 30, 2005, the Fund's portion of the fee waiver was $10,956, which reduced the amount paid to Mellon Bank to $20,635.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is invested in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Other Liabilities on the Statement of Assets and Liabilities. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders, which pays their compensation. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, foreign currency transactions, net operating losses and capital loss carryovers.

The tax components of capital represent distribution requirements the Fund must satisfy under the income tax regulations and losses or tax deductions the Fund may be able to offset against income and capital gains realized in future years. Accumulated capital losses and post-October 31 capital losses noted below, if any, as of December 31, 2004, represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. Accumulated capital losses as of December 31, 2004 were:

Expiration	Amount
2008	$5,074,404
2009	$12,777,527
2010	$5,986,171
2011	$7,339,094
	$31,177,196

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of June 30, 2005 are noted below. Unrealized appreciation/depreciation in the table below excludes appreciation/depreciation on foreign currency translation, if any. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Undistributed Ordinary Income	$9,042
Federal Tax Cost	$28,831,630
Gross Tax Appreciation of Investments	$7,587,950
Gross Tax Depreciation of Investments	$(212,725)
Net Tax Appreciation	$7,375,225

4. Capital Share Transactions

The Fund is authorized to issue 450 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

	Six months ended 6/30/05			Year ended 12/31/04		
	Shares		Amount	Shares		Amount
Class A						
Sold	26,806	$	316,411	111,208	$	1,148,486
Dividends or Distributions Reinvested	0	$	0	14,688	$	174,191
Redeemed	(120,555)	$	(1,423,277)	(315,412)	$	(3,401,160)
Net Decrease	(93,749)	$	(1,106,866)	(189,516)	$	(2,078,483)

	Six months ended 06/30/05			Year ended 12/31/04		
	Shares		Amount	Shares		Amount
Class B						
Sold	11,577	$	135,112	11,870	$	124,485
Redeemed	(52,023)	$	(596,178)	(64,211)	$	(651,991)
Net Decrease	(40,446)	$	(461,066)	(52,341)	$	(527,506)
Class C						
Sold	6,480	$	72,825	6,433	$	64,792
Redeemed	(7,577)	$	(85,800)	(15,944)	$	(159,391)
Net Decrease	(1,097)	$	(12,975)	(9,511)	$	(94,599)
Class F						
Sold	65,567	$	769,530	470,504	$	4,815,790
Dividends or Distributions Reinvested	0	$	0	5,843	$	69,420
Redeemed	(102,707)	$	(1,212,580)	(569,384)	$	(5,865,915)
Net Decrease	(37,140)	$	(443,050)	(93,037)	$	(980,705)
Class R						
Sold	0	$	0	40,338	$	419,337
Dividends or Distributions Reinvested	0	$	0	957	$	11,405
Redeemed	(518)	$	(6,115)	(355,989)	$	(3,804,460)
Net Decrease	(518)	$	(6,115)	(314,694)	$	(3,373,718)
Class T						
Sold	104	$	1,176	1,431	$	14,400
Dividends or Distributions Reinvested	0	$	0	42	$	492
Redeemed	(4,086)	$	(48,027)	(4,460)	$	(45,990)
Net Decrease	(3,982)	$	(46,851)	(2,987)	$	(31,098)

5. Investment Transactions

For the six months ended June 30, 2005, purchases and sales of investment securities (excluding short-term securities and U.S. government obligations) were $9,848,073 and $13,500,345, respectively.

6. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for temporary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $50 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $50 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At June 30, 2005, the Fund did not have any borrowings under the LOC.

7. Legal Matters

In early 2004, two purported class and derivative actions were filed against Mellon Financial Corporation, Mellon Bank, Founders, Dreyfus, and certain directors of the Dreyfus Founders Funds and the Dreyfus Funds (together, the "Defendant Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Defendant Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Defendant Funds. The Amended Complaint in the newly styled *In re Dreyfus Mutual Funds Fee Litigation* also named DSC, Premier Mutual Fund Services, Inc. and two additional directors of the Defendant Funds as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Defendant Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Defendant Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Defendant Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Defendant Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Defendant Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Defendant Funds. Founders, Dreyfus and the Defendant Funds believe the allegations to be totally without merit and intend to defend the action vigorously. The defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Founders nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Founders' ability to perform its contract with the Funds.

For More Information

Dreyfus Founders International Equity Fund

Manager

Founders Asset
Management LLC
210 University Boulevard
Suite 800
Denver, CO 80206

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail Dreyfus Founders Funds, Inc.
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2005, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.

This report and the statements it contains are submitted for the general information of our shareholders. The report is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus.

0360SA0605

Dreyfus Founders Mid-Cap Growth Fund

SEMIANNUAL REPORT June 30, 2005



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

TABLE OF CONTENTS

Management Overview	3
Fund Expenses	12
Statement of Investments	14
Statement of Assets and Liabilities	18
Statement of Operations	20
Statements of Changes in Net Assets	21
Financial Highlights	22
Notes to Financial Statements	28

Investment Manager
Founders Asset Management LLC
A Mellon Financial Company[SM]
210 University Boulevard, Suite 800
Denver, CO 80206

Distributor
Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

The views expressed in this report reflect those of the portfolio managers only through the end of the period covered and do not necessarily represent the views of Founders or any other person in the Founders organization. Any such views are subject to change at any time based upon market or other conditions and Founders disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus Founders Fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus Founders Fund. Companies appearing in bold print on pages 3-10 were owned by the Fund on June 30, 2005. The amounts of these holdings are included in the Statement of Investments.

Management Overview





A discussion with co-portfolio managers John B. Jares, CFA, left, and Daniel E. Crowe, CFA, regarding Fund performance for the six-month period ended June 30, 2005.

The View Turned Optimistic

The investing environment during the first half of 2005 could be defined by two distinct periods. During the first period, the market struggled with higher energy prices, the Federal Reserve's continued tightening of its monetary policy, a slowing economy and signs of increasing inflation. However, during the latter part of the half, investors became more optimistic based on stable economic growth in the face of continued high oil prices, relatively benign inflation, strong growth in housing prices and the belief that the Federal Reserve was nearing the end of its tightening cycle. To summarize the half, investors went from viewing the glass as half empty to half full.

In spite of this, the majority of growth indexes were down for the first half of 2005. However, the Fund's benchmark, the Russell Midcap Growth Index, was up slightly for the period. For the six-month period ended June 30, 2005, Dreyfus Founders Mid-Cap Growth Fund underperformed its benchmark, which returned 1.70% for the period.

Shifts in Composition

The number of holdings in the Fund remained relatively consistent throughout the first six months of 2005, with approximately 50-60 names comprising the portfolio at any given point in time. The Fund's cash position rose slightly during the latter part of the period due to both the sale of existing positions that had reached target prices and an increasingly cautious outlook.

While stock selection provided both positive and negative impacts to the Fund's relative return, shifts in sector weightings during the period had a slightly negative impact. Overweight positions in the consumer discretionary and information technology sectors were rebalanced during the half. The consumer discretionary weighting was pulled back due to our concern regarding consumer spending and the effect that potentially slower home price appreciation, higher energy costs and moderate employment growth may have on this sector. The Fund's weighting in the information technology sector also declined during the period. Some information technology positions were sold because of fundamental concerns, as well as select investments reaching valuations at which the potential return was no longer justified by the amount of risk. The proceeds from these liquidations were reinvested in companies in other sectors and industries where potentially greater growth opportunities were identified. This re-weighting hampered the Fund's return, particularly as the information technology sector saw gains through the end of the second quarter.

"While stock selection provided both positive and negative impacts to the Fund's relative return, shifts in sector weightings during the period had a slightly negative impact."

Conversely, the Fund's weighting in the healthcare sector was increased as we found companies with strong growth prospects trading at reasonable valuations that we believed would likely continue to exhibit strong growth in a slowing economy.

Throughout the period, we maintained an underweight position in the industrials sector due to high valuations and concerns regarding the current economic conditions.

Stock Selection in IT and Materials Aided Return

Our bottom-up stock selection process aided the Fund's performance for the period; the largest contribution to the Fund's return came from strong stock selection in the information technology (IT) and materials sectors. An overweight position in the telecommunications services sector also buoyed the Fund's performance.

In the information technology sector, **Blackboard, Inc.** a provider of educational software, continued to see strong demand for its academic suite of products as well as upgrades throughout its product line. **Cogent, Inc.**, a provider of automated fingerprint identification systems and other biometrics solutions, was an additional strong performer for the Fund during the period.

Materials holding **Lafarge North America, Inc.**, a diversified provider of construction materials, saw continued strength in cement prices due to a strong economy and limited supply.

Top 3 Performing Sectors in the Fund

Information Technology
Materials
Telecommunications Services

Other strong performers outside the information technology and materials sectors boosted the Fund's performance during the period, in spite of weak stock selection overall in each of these stocks' respective sectors. For example, a distributor of medical and dental products, **Henry Schein, Inc.** showed strong growth within its U.S. dental business and saw its valuation improve as investors became comfortable that the flu vaccine supply issues the company previously encountered did not have a material impact on the long-term value of the company. **American Tower Corporation** benefited as investors realized the attractive fundamentals within the cellular tower industry. The industry

Largest Equity Holdings (ticker symbol)

1.	**American Tower Corporation** (AMT)	**3.92%**
2.	**Harman International Industries, Inc.** (HAR)	**3.72%**
3.	**Lafarge North America, Inc.** (LAF)	**3.47%**
4.	**MGI Pharma, Inc.** (MOGN)	**2.92%**
5.	**First Marblehead Corporation** (FMD)	**2.89%**
6.	**Bed Bath & Beyond, Inc.** (BBBY)	**2.80%**
7.	**Siebel Systems, Inc.** (SEBL)	**2.79%**
8.	**Cogent, Inc.** (COGT)	**2.78%**
9.	**Ball Corporation** (BLL)	**2.75%**
10.	**Waters Corporation** (WAT)	**2.63%**

Portfolio holdings are subject to change, and should not be construed as a recommendation of any security.

Growth of $10,000 Investment

Performance data quoted represents past performance. Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Please call 1-800-525-2440 to obtain the most recent month-end performance data.



Dreyfus Founders Mid-Cap Growth Fund-Class F
Russell Midcap Growth Index
$40,000
$30,000
$20,000
$10,000
$0
6/95
6/97
6/99
6/01
6/03
6/05
$24,634
$14,391

The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Mid-Cap Growth Fund on 6/30/95 to a $10,000 investment made in an unmanaged securities index on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses. **These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.**

The Russell Midcap Growth Index measures the performance of the 800 smallest companies in the Russell 1000 Index with higher price-to-book ratios and higher forecasted growth values. The total return figures cited for this index assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund. The Russell 1000 Index measures the performance of the largest 1,000 publicly traded U.S. companies. Further information related to Fund performance is contained elsewhere in this report.

Average Annual and Year-to Date Total Return as of 6/30/05

Class (Inception Date)	**Year-to-Date**[†]	**1 Year**	**5 Years**	**10 Years**	**Since Inception**
A Shares (12/31/99)					
With sales charge (5.75%)	(6.59%)	3.79%	(8.84%)	—	(6.84%)
Without sales charge	(0.96%)	10.19%	(7.75%)	—	(5.83%)
B Shares (12/31/99)					
With redemption*	(5.44%)	5.12%	(8.55%)	—	(6.55%)
Without redemption	(1.50%)	9.12%	(8.31%)	—	(6.44%)
C Shares (12/31/99)					
With redemption**	(2.50%)	8.55%	(8.56%)	—	(6.65%)
Without redemption	(1.52%)	9.55%	(8.56%)	—	(6.65%)
F Shares (9/8/61)	(1.18%)	10.26%	(7.34%)	3.71%	N/A
R Shares (12/31/99)	(1.19%)	9.81%	(7.63%)	—	(5.72%)
T Shares (12/31/99)					
With sales charge (4.50%)	(6.01%)	4.27%	(9.44%)	—	(7.43%)
Without sales charge	(1.51%)	9.22%	(8.60%)	—	(6.65%)

Average annual and year-to-date total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but do reflect the reinvestment of dividends and capital gain distributions, fee waivers for certain share classes, and adjustments for financial statement purposes. Part of the Fund's historical performance is due to the purchase of securities sold in initial public offerings (IPOs). There is no guarantee that the Fund's investments in IPOs, if any, will continue to have a similar impact on performance. Part of the Fund's historical performance is due to amounts received from class action settlements regarding prior Fund holdings. There is no guarantee that these settlement distributions will occur in the future or have a similar impact on performance. There are risks associated with mid-cap investing, such as limited product lines, less liquidity, and small market share.

* The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.

** The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

† Total return is not annualized.

has consolidated to a smaller number of financially strong players, and enjoyed stable price increases, improving balance sheets, and strong cash flow generation during the period. **AMR Corporation**, the parent company of American Airlines, an addition to the Fund in the first quarter, was a strong contributor to performance due to stronger airline industry pricing and improved load factors. Finally, merchandising initiatives implemented at **Kohl's Corporation** over the past year led to improvement in same-store sales, driving share price appreciation.

Financials and Healthcare Weighed Heavily

Offsetting the gain seen in the aforementioned sectors, however, was poor stock selection within financials, healthcare and to a lesser extent, energy. Relative weightings in these sectors also detracted from the Fund's return.

In financials, **First Marblehead Corporation**, a provider of outsourcing services for private education lending, declined as investors grew concerned about two factors that may affect the company's long-term growth rate. First, the company delivered slower-than-expected contract growth in the first


Portfolio Composition of Net Assets
24.42% Healthcare
20.61% Consumer Discretionary
13.93% Information Technology
9.69% Financials
6.22% Materials
4.98% Industrials
4.95% Energy
3.92% Telecommunications Services
0.88% Consumer Staples
1.74% Other
8.66% Cash & Equivalents

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio managers and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

Bottom 3 Performing Sectors in the Fund

Financials
Healthcare
Energy

quarter. Second, a large customer announced that it is reconsidering the option of securitizing loans through First Marblehead, which would decrease the revenues the company realized from this customer. However, the Fund increased its position in First Marblehead during the period as we viewed the company as attractively valued, given its long-term growth prospects. Financial guarantor **Ambac Financial Group, Inc.** saw slower new business growth as tight credit spreads limited the amount of new underwriting business, and a low level of new international business was acquired in the first quarter. While we believe that company management has the long-term ability to deliver value in a disciplined manner, the position size was reduced as Ambac's somewhat muted growth expectations led us to consider other positions offering better growth opportunities.

In healthcare, **MGI Pharma, Inc.** underperformed as investors continued to be concerned that one of the company's products would fall short of revenue expectations. Sales might slow due to changes by the Centers for Medicare and Medicaid Services to the reimbursement rate for cancer drugs, including MGI Pharma's chemotherapy-induced naseau and vomiting (CINV) drug Aloxi®. Additionally, GlaxoSmithKline launched an aggressive campaign in an attempt to win greater share of the CINV market. Biomet, Inc. also underperformed due to worries over slowing procedures growth and increasing concerns about pricing pressure for orthopedic hips and knees. Based on these concerns, the Fund sold its position in Biomet.

Select Individual Issues Affected Performance

Select stocks in other sectors also proved to be a hindrance to the Fund's relative performance for the semiannual period. Among these poor performers were Zebra Technologies Corporation, **Harman International Industries, Inc.** and **W.W. Grainger, Inc.** A slow uptake of radio frequency identification contributed to price declines of Zebra Technologies. Furthermore, the company missed first quarter earnings estimates due to order deferrals and distribution capacity constraints in Europe. The stock price of W.W. Grainger, a supplier of facilities maintenance products, declined as higher-than-expected spending on the company's store expansion program and issues regarding a SAP business software implementation project created concerns about future earnings growth. Although we believe that the initiatives put in place at W.W. Grainger may deliver significant shareholder value, we were disappointed with management's lack of willingness to appropriately manage the balance sheet. Therefore, the Fund's position in this holding was reduced. Finally, Harman International Industries' stock price declined due to concerns regarding its competitive positioning for mid- and lower-tier infotainment systems. First quarter revenues for the company also came in below some analysts' expectations as the company prepared for product launches later this year. We viewed the issue regarding competitive positioning as unfounded and the short-term fluctuations in revenue as irrelevant. Therefore, the Fund used share price weakness as an opportunity to increase its position in the company.

In Conclusion

As we headed into the second half of 2005, the Fund had a slightly conservative position. We structured the portfolio to place more emphasis in sectors we feel may grow through a slowing economy as well as in companies that may offer specific growth catalysts.

John B. Jares, CFA
Co-Portfolio Manager

Daniel E. Crowe, CFA
Co-Portfolio Manager

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Fund Expenses

(unaudited)

As a shareholder of the Fund, depending on the class of shares of the Fund you own, you incur two types of costs: (1) transaction costs, including front-end and contingent deferred sales charges; and (2) ongoing costs, including management fees, Rule 12b-1 fees, shareholder services fees, and other expenses. The expense example shown below is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The expense example is based on an investment of $1,000 on January 1, 2005 and held through June 30, 2005.

Actual Expenses The numbers included in the expense example in the rows with the word "Actual" in the title provide information about actual account values and actual expenses. You may use this information to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.60), then multiply the result by the number under the column heading entitled "Expenses Paid During Period" for the class of shares you own to estimate the expenses you paid on your account during this period.

Hypothetical Expenses For Comparison Purposes The numbers included in the expense example in the rows with the word "Hypothetical" in the title provide information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio for each class of shares, and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare the hypothetical expenses in the expense example for the class of shares you own with the hypothetical expenses that appear in the shareholder reports of other funds.

Please note that the expenses shown in the expense example are meant to highlight your ongoing costs only and do not reflect the transaction costs described above. Therefore, the hypothetical expenses in the expense example are useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if the transaction costs were included, your costs would have been higher.

Expense Example

	Beginning Account Value (1/1/05)	Ending Account Value (6/30/05)	Expenses Paid During Period* (1/1/05-6/30/05)
Class A Actual	$1,000.00	$982.66	$7.70
Class A Hypothetical	1,000.00	1,016.96	7.83
Class B Actual	1,000.00	973.03	12.01
Class B Hypothetical	1,000.00	1,012.54	12.25
Class C Actual	1,000.00	973.24	11.61
Class C Hypothetical	1,000.00	1,012.95	11.85
Class F Actual	1,000.00	981.26	6.95
Class F Hypothetical	1,000.00	1,017.72	7.08
Class R Actual	1,000.00	980.28	7.79
Class R Hypothetical	1,000.00	1,016.86	7.93
Class T Actual	1,000.00	972.34	12.55
Class T Hypothetical	1,000.00	1,011.99	12.80

*Expenses are equal to each Class's respective annualized expense ratio, shown below, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).

Expense Ratios

These expense ratios reflect reimbursements and/or waivers of expenses by the Fund's investment adviser or its affiliates, earnings credits and brokerage offsets, where applicable.

	Expense Ratio
Class A	1.56%
Class B	2.44%
Class C	2.36%
Class F	1.41%
Class R	1.58%
Class T	2.55%

Statement of Investments

June 30, 2005 *(unaudited)*

Shares		Market Value
Common Stocks (Domestic)—83.4%		
Airlines—0.6%		
49,000	AMR Corporation*	$ 593,383
Application Software—5.5%		
28,250	Autodesk, Inc.	970,953
80,539	Blackboard, Inc.*	1,926,493
328,650	Siebel Systems, Inc.	2,924,985
		5,822,431
Asset Management & Custody Banks—0.9%		
21,875	Northern Trust Corporation	997,281
Automotive Retail—2.3%		
15,575	Advance Auto Parts, Inc.*	1,005,366
82,550	CSK Auto Corporation*	1,376,934
		2,382,300
Biotechnology—2.7%		
19,175	Genzyme Corporation*	1,152,226
37,175	Gilead Sciences, Inc.*	1,635,328
		2,787,554
Broadcasting & Cable TV—0.3%		
9,350	EchoStar Communications Corporation	281,903
Casinos & Gaming—2.3%		
53,550	GTECH Holdings Corporation	1,565,802
32,800	Scientific Games Corporation*	883,304
		2,449,106
Construction Materials—3.5%		
58,300	Lafarge North America, Inc.	3,640,252
Consumer Electronics—3.7%		
48,025	Harman International Industries, Inc.	3,907,314
Consumer Finance—2.9%		
86,550	First Marblehead Corporation*	3,034,443
Department Stores—2.2%		
41,425	Kohl's Corporation*	2,316,072
Electrical Components & Equipment—2.4%		
24,425	Genlyte Group, Inc.*	1,190,475
47,775	Thomas and Betts Corporation*	1,349,166
		2,539,641
Electronic Equipment Manufacturers—2.8%		
102,250	Cogent, Inc.*	2,919,238
Exchange Traded Funds—1.7%		
58,900	Health Care Select Sector SPDR Fund	1,825,311
Healthcare Distributors—2.6%		
9,000	Fisher Scientific International, Inc.*	584,100
50,975	Henry Schein, Inc.*	2,116,482
		2,700,582

Shares		Market Value
Healthcare Equipment—3.4%		
40,575	PerkinElmer, Inc.	$ 766,868
74,350	Waters Corporation*	2,763,590
		3,530,458
Healthcare Facilities—0.6%		
11,000	Triad Hospitals, Inc.*	601,040
Healthcare Services—3.0%		
18,000	IDEXX Laboratories, Inc.*	1,121,940
39,100	Quest Diagnostics, Inc.	2,082,857
		3,204,797
Home Furnishings—1.6%		
19,975	Mohawk Industries, Inc.*	1,647,938
Homebuilding—0.8%		
11,300	Centex Corporation	798,571
Homefurnishing Retail—2.8%		
70,375	Bed Bath & Beyond, Inc.*	2,940,268
Investment Banking & Brokerage—0.3%		
18,500	Ameritrade Holding Corporation*	343,915
Leisure Facilities—0.8%		
17,500	Royal Caribbean Cruises Limited	846,300
Managed Healthcare—1.0%		
15,550	WellPoint, Inc.*	1,082,902
Metal & Glass Containers—2.8%		
80,225	Ball Corporation	2,884,891
Oil & Gas Drilling—2.3%		
86,200	Patterson-UTI Energy, Inc.	2,398,946
Oil & Gas Equipment & Services—2.7%		
39,000	BJ Services Company	2,046,720
23,550	FMC Technologies, Inc.*	752,894
		2,799,614
Other Diversified Financial Services—1.5%		
22,475	Ambac Financial Group, Inc.	1,567,856
Packaged Foods & Meats—0.9%		
26,225	Dean Foods Company*	924,169
Pharmaceuticals—7.4%		
42,750	Covance, Inc.*	1,918,193
36,250	Medicis Pharmaceutical Corporation Class A	1,150,213
141,100	MGI Pharma, Inc.*	3,070,336
95,125	Theravance, Inc.*	1,617,125
		7,755,867
Real Estate Management & Development—1.2%		
29,800	CB Richard Ellis Group, Inc.*	1,307,028

See notes to statement of investments.

Statement of Investments

June 30, 2005 *(unaudited) (continued)*

Shares		*Market Value*
Semiconductor Equipment—1.0%		
41,650	Novellus Systems, Inc.*	$ 1,029,172
Semiconductors—3.9%		
50,000	Freescale Semiconductor, Inc. Class B*	1,059,000
48,775	International Rectifier Corporation*	2,327,543
19,575	Maxim Integrated Products, Inc.	747,961
		4,134,504
Specialized Finance—1.7%		
6,075	Chicago Mercantile Exchange	1,795,163
Specialty Stores—1.4%		
25,775	Guitar Center, Inc.*	1,504,487
Trading Companies & Distributors—1.0%		
18,750	W.W. Grainger, Inc.	1,027,313
Trucking—1.0%		
55,300	J.B. Hunt Transport Services, Inc.	1,067,290
Wireless Telecommunication Services—3.9%		
195,950	American Tower Corporation*	4,118,869
Total Common Stocks (Domestic) (Cost—$82,616,200)		87,508,169
Common Stocks (Foreign)—8.0%		
Auto Parts & Equipment—2.4%		
58,500	Autoliv, Inc. (SW)	2,562,300
Healthcare Equipment—2.3%		
51,875	Mettler-Toledo International, Inc. (SZ)*	2,416,338
Investment Banking & Brokerage—1.1%		
48,425	Lazard Limited Class A (BD)*	1,125,881
Pharmaceuticals—1.5%		
47,425	Shire Pharmaceuticals Group PLC Sponsored ADR (UK)	1,555,540
Semiconductors—0.7%		
60,100	ATI Technologies, Inc. (CA)*	712,185
Total Common Stocks (Foreign) (Cost—$8,794,837)		8,372,244

Principal Amount		Amortized Cost
Corporate Short-Term Notes—7.5%		
Electronic Equipment Manufacturers—3.7%		
$3,900,000	Hitachi America Capital Limited 3.25% 7/1/05~	$ 3,900,000
Multi-Line Insurance—3.8%		
4,000,000	AIG Funding, Inc. 3.23% 7/5/05	3,998,564
Total Corporate Short-Term Notes (Amortized Cost—$7,898,564)		7,898,564
Total Investments—98.9% (Total Cost—$99,309,601)		103,778,977
Other Assets and Liabilities—1.1%		1,191,303
Net Assets—100.0%		$104,970,280

Notes to Statement of Investments

* *Non-income producing.*

~ *Security was acquired pursuant to Section 4(2) of the Securities Act of 1933 and may be deemed to be restricted for resale. These securities amounted to $3,900,00, or 3.7%, of the Fund's net assets as of June 30, 2005.*

ADR - American Depositary Receipt
SPDR - Standard and Poor's Depositary Receipt
BD - Bermuda
CA - Canada
SW - Sweden
SZ - Switzerland
UK - United Kingdom

See notes to financial statements.

Statement of Assets and Liabilities

June 30, 2005 *(unaudited)*

Assets	
Investment securities, at cost	$ 99,309,601
Investment securities, at market	103,778,977
Cash	347,632
Receivables:	
Investment securities sold	4,840,270
Capital shares sold	5,845
Dividends and interest	22,279
Other assets	26,145
Total Assets	109,021,148

Liabilities	
Payables and other accrued liabilities:	
Investment securities purchased	3,848,236
Capital shares redeemed	17,406
Advisory fees	71,314
Shareholder servicing fees	13,839
Accounting fees	5,212
Distribution fees	15,311
Transfer agency fees	5,899
Custodian fees	1,463
Other	72,188
Total Liabilities	4,050,868
Net Assets	$ 104,970,280

Composition of Net Assets	
Capital (par value and paid-in surplus)	$ 140,030,733
Accumulated net investment loss	(457,458)
Accumulated net realized loss from security transactions	(39,072,371)
Net unrealized appreciation on investments and foreign currency translation	4,469,376
Total	$ 104,970,280

Class A		
Net Assets	$	1,506,775
Shares Outstanding		367,000
Net Asset Value, Redemption Price Per Share	$	4.11
Maximum offering price per share (net asset value plus sales charge of 5.75% of offering price)	$	4.36
Class B		
Net Assets	$	1,621,691
Shares Outstanding		410,787
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	3.95
Class C		
Net Assets	$	476,412
Shares Outstanding		122,254
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	3.90
Class F		
Net Assets	$	101,219,927
Shares Outstanding		24,159,197
Net Asset Value, Offering and Redemption Price Per Share	$	4.19
Class R		
Net Assets	$	119,517
Shares Outstanding		28,844
Net Asset Value, Offering and Redemption Price Per Share	$	4.14
Class T		
Net Assets	$	25,958
Shares Outstanding		6,647
Net Asset Value, Redemption Price Per Share	$	3.91
Maximum offering price per share (net asset value plus sales charge of 4.50% of offering price)	$	4.09

See notes to financial statements.

Statement of Operations

For the six months ended June 30, 2005 *(unaudited)*

Investment Income	
Dividends	$ 259,597
Interest	76,569
Foreign taxes withheld	(460)
Total Investment Income	335,706
Expenses	
Advisory fees—Note 2	443,324
Shareholder servicing fees—Note 2	80,268
Accounting fees—Note 2	32,491
Distribution fees—Note 2	71,870
Transfer agency fees—Note 2	43,732
Registration fees	27,890
Postage and mailing expenses	10,295
Custodian fees and expenses—Note 2	3,473
Printing expenses	22,920
Legal and audit fees	20,067
Directors' fees and expenses—Note 2	9,510
Other expenses	20,605
Total Expenses	786,445
Earnings Credits	(3,398)
Reimbursed/Waived Expenses	(1,868)
Expense Offset to Broker Commissions	(7,648)
Net Expenses	773,531
Net Investment Loss	(437,825)
Realized and Unrealized Gain (Loss) on Security Transactions and Foreign Currency Transactions	
Net Realized Gain (Loss) on:	
Security Transactions	11,009,332
Foreign Currency Transactions	(2)
Net Realized Gain on Security and Foreign Currency Transactions	11,009,330
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	(12,187,249)
Net Realized and Unrealized Loss	(1,177,919)
Net Decrease in Net Assets Resulting from Operations	$ (1,615,744)

See notes to financial statements.

Statements of Changes in Net Assets

(unaudited)

	Six months ended 6/30/05	Year ended 12/31/04
Operations		
Net Investment Loss	$ (437,825)	$ (1,149,129)
Net Realized Gain on Security and Foreign Currency Transactions	11,009,330	32,490,110
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	(12,187,249)	(10,271,293)
Net Increase (Decrease) in Net Assets Resulting from Operations	(1,615,744)	21,069,688
Capital Share Transactions		
Net Increase (Decrease)—Note 4		
Class A	(28,129)	152,338
Class B	(165,250)	(32,488)
Class C	54,514	45,566
Class F	(16,492,016)	(60,416,547)
Class R	48,598	(51,768)
Class T	(12,913)	(76)
Net Decrease from Capital Share Transactions	(16,595,196)	(60,302,975)
Net Decrease in Net Assets	(18,210,940)	(39,233,287)
Net Assets		
Beginning of period	$ 123,181,220	$ 162,414,507
End of period	$ 104,970,280	$ 123,181,220
Accumulated Net Investment Loss	$ (457,458)	$ (19,633)

See notes to financial statements.

Financial Highlights

(unaudited)

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class A Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$4.15	$3.52	$2.58	$3.44	$4.38
Income from investment operations:					
Net investment income (loss)	(0.02)	(0.03)	0.03	(0.04)	(0.06)
Net realized and unrealized gains (losses) on securities	(0.02)	0.66	0.91	(0.82)	(0.88)
Total from investment operations	(0.04)	0.63	0.94	(0.86)	(0.94)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of period	$4.11	$4.15	$3.52	$2.58	$3.44
Total Return[a]	(0.96%)	17.90%	36.43%	(25.00%)	(21.46%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$1,507	$1,546	$1,191	$476	$538
Ratios to average net assets[b]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[c]	1.59%	1.54%	1.87%	2.15%	2.47%
Expenses with reimbursements, earnings credits and brokerage offsets	1.56%	1.53%	1.86%	2.15%	2.46%
Net investment loss	(0.93%)	(1.07%)	(1.38%)	(1.81%)	(1.93%)
Portfolio turnover rate[d]	195%	147%	160%	216%	214%

a. *Sales charges are not reflected in the total return.*
b. *Annualized.*
c. *Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.*
d. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class B Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$4.01	$3.43	$2.54	$3.39	$4.32
Income from investment operations:					
Net investment loss	(0.06)	(0.07)	(0.03)	(0.05)	(0.05)
Net realized and unrealized gains (losses) on securities	0.00	0.65	0.92	(0.80)	(0.88)
Total from investment operations	(0.06)	0.58	0.89	(0.85)	(0.93)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of period	$3.95	$4.01	$3.43	$2.54	$3.39
Total Return[a]	(1.50%)	16.91%	35.04%	(25.07%)	(21.53%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$1,622	$1,823	$1,587	$969	$1,138
Ratios to average net assets[b]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[c]	2.47%	2.37%	2.65%	2.68%	2.59%
Expenses with reimbursements, earnings credits and brokerage offsets	2.44%	2.37%	2.64%	2.67%	2.58%
Net investment loss	(1.82%)	(1.90%)	(2.16%)	(2.33%)	(2.06%)
Portfolio turnover rate[d]	195%	147%	160%	216%	214%

a. *Sales charges are not reflected in the total return.*
b. *Annualized.*
c. *Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.*
d. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

See notes to financial statements.

Financial Highlights

(unaudited) (continued)

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class C Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$3.96	$3.38	$2.50	$3.36	$4.32
Income from investment operations:					
Net investment loss	(0.03)[a]	(0.06)[a]	(0.10)	(0.08)	(0.08)
Net realized and unrealized gains (losses) on securities	(0.03)	0.64	0.98	(0.78)	(0.88)
Total from investment operations	(0.06)	0.58	0.88	(0.86)	(0.96)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of period	$3.90	$3.96	$3.38	$2.50	$3.36
Total Return[b]	(1.52%)	17.16%	35.20%	(25.60%)	(22.22%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$476	$428	$323	$274	$380
Ratios to average net assets[c]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[d]	2.38%	2.32%	2.51%	2.99%	3.94%
Expenses with reimbursements, earnings credits and brokerage offsets	2.36%	2.31%	2.51%	2.98%	3.93%
Net investment loss	(1.73%)	(1.83%)	(2.02%)	(2.65%)	(3.41%)
Portfolio turnover rate[e]	195%	147%	160%	216%	214%

a. *Computed using average shares outstanding throughout the period.*
b. *Sales charges are not reflected in the total return.*
c. *Annualized.*
d. *Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 2.38% (2005), 2.32% (2004), 2.51% (2003), 3.04% (2002), and 4.25% (2001).*
e. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class F Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$4.24	$3.58	$2.62	$3.47	$4.36
Income from investment operations:					
Net investment income (loss)	(0.02)[a]	(0.03)[a]	0.02	(0.04)	(0.05)
Net realized and unrealized gains (losses) on securities	(0.03)	0.69	0.94	(0.81)	(0.84)
Total from investment operations	(0.05)	0.66	0.96	(0.85)	(0.89)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of period	$4.19	$4.24	$3.58	$2.62	$3.47
Total Return	(1.18%)	18.44%	36.64%	(24.50%)	(20.41%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$101,220	$119,273	$159,161	$89,970	$119,708
Ratios to average net assets[b]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[c]	1.43%	1.33%	1.51%	1.56%	1.39%
Expenses with reimbursements, earnings credits and brokerage offsets	1.41%	1.33%	1.50%	1.56%	1.37%
Net investment loss	(0.79%)	(0.87%)	(1.01%)	(1.22%)	(0.84%)
Portfolio turnover rate[d]	195%	147%	160%	216%	214%

a. *Computed using average shares outstanding throughout the period.*
b. *Annualized.*
c. *Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.*
d. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

See notes to financial statements.

Financial Highlights

(unaudited) (continued)

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class R Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$4.19	$3.56	$2.61	$3.48	$4.39
Income from investment operations:					
Net investment income (loss)	(0.02)[a]	(0.04)[a]	(0.03)	(0.04)	0.01
Net realized and unrealized gains (losses) on securities	(0.03)	0.67	0.98	(0.83)	(0.92)
Total from investment operations	(0.05)	0.63	0.95	(0.87)	(0.91)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of period	$4.14	$4.19	$3.56	$2.61	$3.48
Total Return	(1.19%)	17.70%	36.40%	(25.00%)	(20.73%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$120	$71	$119	$77	$49
Ratios to average net assets[b]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[c]	1.61%	1.48%	1.64%	1.97%	2.91%
Expenses with reimbursements, earnings credits and brokerage offsets	1.58%	1.48%	1.64%	1.97%	2.89%
Net investment loss	(0.96%)	(1.03%)	(1.15%)	(1.63%)	(2.40%)
Portfolio turnover rate[d]	195%	147%	160%	216%	214%

a. Computed using average shares outstanding throughout the period.

b. Annualized.

c. Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 1.61% (2005), 1.48% (2004), 1.64% (2003), 3.49% (2002), and 57.54% (2001).

d. Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class T Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$3.97	$3.39	$2.51	$3.39	$4.35
Income from investment operations:					
Net investment loss	(0.04)[a]	(0.06)	(0.02)	(0.06)	(0.11)
Net realized and unrealized gains (losses) on securities	(0.02)	0.64	0.90	(0.82)	(0.85)
Total from investment operations	(0.06)	0.58	0.88	(0.88)	(0.96)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of period	$3.91	$3.97	$3.39	$2.51	$3.39
Total Return[b]	(1.51%)	17.11%	35.06%	(25.96%)	(22.07%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$26	$40	$34	$20	$20
Ratios to average net assets[c]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[d]	2.57%	2.26%	2.76%	3.64%	3.13%
Expenses with reimbursements, earnings credits and brokerage offsets	2.55%	2.25%	2.76%	3.63%	3.11%
Net investment loss	(1.92%)	(1.78%)	(2.27%)	(3.29%)	(2.57%)
Portfolio turnover rate[e]	195%	147%	160%	216%	214%

a. *Computed using average shares outstanding throughout the period.*
b. *Sales charges are not reflected in the total return.*
c. *Annualized.*
d. *Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 2.57% (2005), 2.26% (2004), 2.76% (2003), 10.30% (2002), and 28.91% (2001).*
e. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

See notes to financial statements.

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940 (the "1940 Act"). Ten series of shares are currently issued: Balanced, Discovery, Equity Growth, Government Securities, Growth, International Equity, Mid-Cap Growth, Money Market, Passport and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders Mid-Cap Growth Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B shares redeemed within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

Security Valuations—A domestic equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of a security traded on Nasdaq, at its official closing price. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available, or in the case of written call options, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers.

A foreign equity security traded on a foreign exchange is valued at the last quoted official closing price available before the time when the Fund's assets are valued, or at the last quoted sales price if the exchange does not provide an official closing price or if the foreign market has not yet closed. Lacking any sales that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available. Since February 22, 2005, New York closing exchange rates have been used to convert foreign currencies to U.S. dollars. Previously, London closing exchange rates were used to convert foreign currencies to U.S. dollars.

A debt security with a remaining maturity greater than 60 days at the time of purchase is valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such price is not available, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers. A debt security with a remaining maturity of 60 days or less at the time of purchase is valued at amortized cost, which approximates market value, unless it is determined that amortized cost would not represent market value, in which case the securities would be marked to market. The Fund amortizes premiums and discounts on all debt securities.

If market quotations or official closing prices are not readily available or are determined not to reflect accurately fair value, securities will be valued at their fair value as

determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event occurs after the close of the market on which a security is traded but before the Fund calculates its net asset value, and it is determined that the event has materially affected the value of the security. Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indexes of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts.

Using fair value to price securities may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their net asset values. In addition, it is possible that the fair value determined for a security may be different from the value that may be realized upon the security's sale, and that these differences may be material to the net asset value of the Fund.

Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

Foreign Securities and Currency Transactions—Foreign securities carry more risk than U.S. securities, such as political and currency risks. The Fund may invest at least a portion of its assets in foreign securities. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The resultant foreign currency gain or loss from the contract, if any, is recorded as foreign currency gain or loss and would be presented as such in the Statement of Operations.

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of the Internal Revenue Code

that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily, as earned, and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Distributions to Shareholders—The Fund declares and distributes dividends (if any) and capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions on Fund portfolio transactions. These commissions reduce Other Expenses and are included in the Expense Offset to Broker Commissions in the Statement of Operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Indemnifications—In the normal course of business, the Company enters into contracts that contain provisions indemnifying other parties against specified potential liabilities. Each Fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Fund that have not yet occurred. However, based on experience, the Funds expect the risk of loss to be remote.

Other—Certain prior year information has been reformatted, without substantive change, to conform with the current period presentation.

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is an indirect wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the Fund's net assets. The fee is 1.00% of the first $30 million of net assets, 0.75% of the next $270 million of net assets, 0.70% of the next $200 million of net assets and 0.65% of net assets in excess of $500 million.

Shareholder Servicing and Transfer Agency Fees for Class F Shares—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), the direct owner of Founders and a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus", an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. The Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. During the six months ended June 30, 2005, Class F shares were charged $75,695 pursuant to this shareholder services agreement.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all of the Fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges from DTI are paid by the Fund. During the six months ended June 30, 2005, Class F shares were charged $27,420 for out-of-pocket transfer agent charges.

Transfer Agency Fees for Class A, Class B, Class C, Class R and Class T Shares—The fees charged by DTI with respect to the Fund's Class A, B, C, R and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $12.58 to $13.00, per shareholder account considered to be an open account at any time during a given month, plus out-of-pocket charges. Class-specific transfer agency fees, including both the per account fees paid to DTI and out-of-pocket charges, during the six months ended June 30, 2005 were as follows:

	Transfer Agency Fees
Class A	$1,656
Class B	$3,019
Class C	$568
Class R	$182
Class T	$142

Cash Management Fees—The Funds also pay Mellon Bank N.A. ("Mellon Bank"), a wholly-owned subsidiary of Mellon Financial Corporation and an affiliate of Founders, fees for certain cash management services. These include various services related to the processing of shareholder transactions in the Funds. During the six months ended June 30, 2005, the Fund was charged $1,379 for cash management fees, which are included in the out-of-pocket transfer agency charges above.

Other Transfer Agency Fees—Various broker-dealers, retirement plan administrators and other entities have established omnibus accounts with the Fund, and provide sub-transfer agency, recordkeeping or similar services to persons holding Fund shares through those accounts. During the six months ended June 30, 2005, the Fund paid $10,745 to these entities for such services. This amount is included in the transfer agency fees shown on the Statement of Operations.

Distribution and Shareholder Services Plans—DSC also is the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing or servicing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the six months ended June 30, 2005, Class F shares were charged $63,832 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class B, Class C and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

Distribution and shareholder servicing fees paid to DSC by the Fund's Class A, B, C and T shares for the six months ended June 30, 2005, were as follows:

	Distribution Fees	Shareholder Servicing Fees
Class A	N/A	$1,869
Class B	$6,391	$2,130
Class C	$1,610	$537
Class T	$37	$37

During the six months ended June 30, 2005, DSC retained $1,514 in sales commissions from the sales of Class A shares. DSC also retained $1,410 and $13 of contingent deferred sales charges relating to redemptions of Class B and Class C shares, respectively.

Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of 0.06% of the average daily net assets of the Fund on the first $500 million, 0.04% of the average daily net assets of the Fund on the next $500 million and 0.02% of the average daily net assets of the Fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has contractually agreed in writing to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Fund held by the custodian. The Fund could have employed these assets elsewhere to produce income had it not entered into this arrangement. The custodian has contractually agreed in writing to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the six months ended June 30, 2005, the Fund's portion of the fee waiver was $1,868, which reduced the amount paid to Mellon Bank to $1,605.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is invested in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Other Liabilities on the Statement of Assets and Liabilities. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders, which pays their compensation. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, foreign currency transactions, net operating losses and capital loss carryovers.

The tax components of capital represent distribution requirements the Fund must satisfy under the income tax regulations and losses or tax deductions the Fund may be able to offset against income and capital gains realized in future years. Accumulated capital losses and post-October 31 capital losses noted below, if any, as of December 31, 2004, represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. Accumulated capital losses as of December 31, 2004 were:

Expiration	Amount
2009	$17,754,484
2010	$31,942,177
	$49,696,661

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of June 30, 2005 are noted below. Unrealized appreciation/depreciation in the table below excludes appreciation/depreciation on foreign currency translation, if any. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Federal Tax Cost	$99,532,476
Gross Tax Appreciation of Investments	$8,272,628
Gross Tax Depreciation of Investments	$(4,026,127)
Net Tax Appreciation	$4,246,501

4. Capital Share Transactions

The Fund is authorized to issue 500 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

	Six months ended 6/30/2005			Year ended 12/31/2004		
	Shares		Amount	Shares		Amount
Class A						
Sold	100,690	$	403,469	226,896	$	852,592
Redeemed	(105,994)	$	(431,598)	(193,006)	$	(700,254)
Net Increase (Decrease)	(5,304)	$	(28,129)	33,890	$	152,338
Class B						
Sold	40,150	$	157,645	89,684	$	322,791
Redeemed	(83,979)	$	(322,895)	(98,294)	$	(355,279)
Net Decrease	(43,829)	$	(165,250)	(8,610)	$	(32,488)

	Six months ended 6/30/2005			Year ended 12/31/2004		
	Shares		Amount	Shares		Amount
Class C						
Sold	25,080	$	96,933	110,256	$	385,913
Redeemed	(11,003)	$	(42,419)	(97,748)	$	(340,347)
Net Increase	14,077	$	54,514	12,508	$	45,566
Class F						
Sold	658,250	$	2,677,721	3,973,983	$	14,909,282
Redeemed	(4,661,355)	$	(19,169,737)	(20,268,328)	$	(75,325,829)
Net Decrease	(4,003,105)	$	(16,492,016)	(16,294,345)	$	(60,416,547)
Class R						
Sold	15,110	$	61,832	23,623	$	90,989
Redeemed	(3,227)	$	(13,234)	(40,138)	$	(142,757)
Net Increase (Decrease)	11,883	$	48,598	(16,515)	$	(51,768)
Class T						
Sold	0	$	0	1,380	$	4,956
Redeemed	(3,319)	$	(12,913)	(1,452)	$	(5,032)
Net Decrease	(3,319)	$	(12,913)	(72)	$	(76)

5. Investment Transactions

For the six months ended June 30, 2005, purchases and sales of investment securities (excluding short-term securities and U.S. government obligations) were $101,116,063 and $121,701,229, respectively.

6. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for temporary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $50 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $50 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At June 30, 2005, the Fund did not have any borrowings under the LOC.

7. Legal Matters

In early 2004, two purported class and derivative actions were filed against Mellon Financial Corporation, Mellon Bank, Founders, Dreyfus, and certain directors of the Dreyfus Founders Funds and the Dreyfus Funds (together, the "Defendant Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Defendant Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Defendant Funds. The Amended Complaint in the newly styled *In re Dreyfus Mutual Funds Fee Litigation* also named DSC, Premier Mutual Fund Services, Inc. and two additional directors of the Defendant Funds as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Defendant Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Defendant Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Defendant Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Defendant Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Defendant Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Defendant Funds. Founders, Dreyfus and the Defendant Funds believe the allegations to be totally without merit and intend to defend the action vigorously. The defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Founders nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Founders' ability to perform its contract with the Funds.

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For More Information

Dreyfus Founders Mid-Cap Growth Fund

Manager

Founders Asset
Management LLC
210 University Boulevard
Suite 800
Denver, CO 80206

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail Dreyfus Founders Funds, Inc.
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2005, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.

This report and the statements it contains are submitted for the general information of our shareholders. The report is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus.

0291SA0605

Dreyfus Founders Passport Fund

SEMIANNUAL REPORT June 30, 2005



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

TABLE OF CONTENTS

Management Overview	3
Fund Expenses	10
Statement of Investments	12
Statement of Assets and Liabilities	20
Statement of Operations	22
Statements of Changes in Net Assets	23
Financial Highlights	24
Notes to Financial Statements	30

Investment Manager
Founders Asset Management LLC
*A Mellon Financial Company*SM
210 University Boulevard, Suite 800
Denver, CO 80206

Distributor
Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Management Overview



A discussion with portfolio manager Tracy P. Stouffer, CFA, regarding Fund performance for the six-month period ended June 30, 2005.

Weak Investing Environment

Although the first quarter of 2005 provided a difficult international investing environment, the second quarter presented an even more challenging one. Major currencies, including the euro and the yen, dropped against the U.S. dollar, depressing investment returns. Fears of a slowdown in the Chinese and U.S. economies, along with rising transportation, raw materials and energy costs, and higher interest rates, plagued investor sentiment worldwide.

In Europe, French and Dutch "no" votes on the European Union constitution drew much attention during the period. On the positive side, the European region continued to enjoy significant merger and acquisition activity. While the benefits of anticipated synergies are yet to be determined, these transactions highlighted the abundant liquidity in European markets.

For the period ended June 30, 2005, the Dreyfus Founders Passport Fund underperformed its international small-cap benchmark, the Morgan Stanley Capital International (MSCI) World ex U.S. Small Cap Index, which returned 4.13%. The Fund's performance compared favorably[1] to the large-cap MSCI World ex U.S. Index, which returned -0.71% for the six-month timeframe.

Oil Stocks Aided Performance

Crude oil prices continued to increase during the period, surpassing $60 per barrel. As the first quarter experienced a glut, the second quarter found an acute capacity squeeze through a lack of storage, ports, facilities and boats.

---

[1] Excluding sales charges, which result in lower returns for certain share classes. Please see page 7 for Average Annual and Year-to-Date Total Returns for all share classes, including and excluding sales charges.

The Morgan Stanley Capital International (MSCI) World ex U.S. Small Cap Index measures global performance of small capitalization securities outside of the United States. The total return figures cited for this index assume change in share price and reinvestment of dividends after the deduction of local taxes, but do not reflect the costs of managing a mutual fund.

These factors combined to boost the performance of many oil services companies. Norway performed strongly from its heavy weighting in this industry, with oil services companies such as **Fred Olsen Energy ASA** posting a positive return. France's **Vallourec SA** also saw a stock price increase in this high price and high demand oil environment. The Fund continued to hold numerous oil services stocks as capacity constraints benefited these companies through the end of the period.

Consumer-Related Stocks Helped Fund Return

Some of the Fund's top-performing holdings during the period were found in the consumer discretionary sector. Although Internet gaming is not a new industry, the advent of televised poker tournaments has pumped energy and money into online gaming, particularly online poker. The Fund found numerous growth opportunities in this industry; gaming host companies such as BETandWIN.com Interactive as well as Britain's Gaming VC Holdings SA reaped the benefits of this surging popularity during the period. BetandWin.com was one of Austria's, as well as the Fund's, stronger individual performers. Although the Fund benefited from these stocks, it exited its positions in these companies by the end of the period, as more compelling growth opportunities were found in other areas. A broker of entertainment tickets, Germany's **CTS Eventim AG**, also positively impacted Fund performance in this sector.

Top 3 Performing Sectors in the Fund

Consumer Discretionary
Energy
Consumer Staples

Strong stock selection in the consumer staples sector also aided the Fund's relative return.

Green Push Lifted Return

Despite multiple negative headwinds facing small-cap stocks, the Fund found strong growth prospects in renewable energy sources, such as solar and biofuels, which benefited during the period from both pricing and policy. Beyond the measures implemented due to the Kyoto Protocol, an agreement by various countries to reduce emissions of greenhouse gases, legislation is being passed in many countries, primarily in Europe, which mandates the use of renewable energy. For example, the United Kingdom has legislated that 20% of all new construction's energy come from renewable sources. This also will apply to all new construction for the Olympic games in 2012. Many companies are benefiting, particularly in the solar component market, from this green push. In fact, manufacturers of polysilicon and the solar wafers used in solar panels' photovoltaic cells boosted the Fund's performance during the period; the relative performance of Taiwan and Germany, in which many of these companies are domiciled, was aided in part by this industry. German holding SolarWorld AG was among the Fund's top performers for the period.

"Renewable energy sources, such as solar and biofuels, benefited during the period from both pricing and policy."

Countries Impacted Performance

Retailer **Ic Companys AS**, a Danish holding, performed well for the Fund due to a recently implemented comprehensive restructuring plan. The Fund's position in India was positively impacted by the performance of stocks such as equity brokerage house **Indiabulls Financial Services** and low-cost airline company **SpiceJet Limited**. The Fund's position in Germany benefited from the aforementioned SolarWorld AG and CTS Eventim AG. Semiconductor issue **Wafer Works Corporation** also aided the Fund's return from Taiwan.

The Fund's holdings in Hong Kong suffered during the period primarily due to the effect of interest rate increases on the country's pegged currency, as well as its association with China. Our positions in Australia, South Korea, Singapore and Italy also underperformed overall.

Largest Equity Holdings (country of origin; ticker symbol)

1.	**Empire Online Limited 144A** (United Kingdom; EOL)	**1.22%**
2.	**Sinvest ASA** (Norway; SIN)	**1.21%**
3.	**APL AS** (Norway; APL)	**1.21%**
4.	**Micro Focus International PLC** (United Kingdom; MCRO)	**1.16%**
5.	**Ocean Rig ASA** (Norway; OCR)	**1.15%**
6.	**Ultra Electronics Holdings PLC** (United Kingdom; ULE)	**1.15%**
7.	**Meda AB Class A** (Sweden; MEDAA)	**1.13%**
8.	**SpiceJet Limited** (India; MFT)	**1.11%**
9.	**Don Quijote Company Limited** (Japan; 7532)	**1.10%**
10.	**Aker Kvaerner ASA** (Norway; AKVR)	**1.09%**

Portfolio holdings are subject to change, and should not be construed as a recommendation of any security.

Growth of $10,000 Investment

Performance data quoted represents past performance. Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Please call 1-800-525-2440 to obtain the most recent month-end performance data.



Dreyfus Founders Passport Fund-Class F
MSCI World ex U.S. Index
$50,000
$40,000
$30,000
$20,000
$10,000
$0
6/95
6/97
6/99
6/01
6/03
6/05
$24,038
$17,178

The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Passport Fund on 6/30/95 to a $10,000 investment made in an unmanaged securities index on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses, subject to applicable fee waivers. **These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.**

The Morgan Stanley Capital International (MSCI) World ex U.S. Index measures global developed market equity performance outside of the United States. The total return figures cited for this index assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund. Further information related to Fund performance is contained elsewhere in this report.

Average Annual and Year-to Date Total Return as of 6/30/05

Class (Inception Date)	**Year-to-Date**†	**1 Year**	**5 Years**	**10 Years**	**Since Inception**
A Shares (12/31/99)					
With sales charge (5.75%)	(4.61%)	9.35%	(2.48%)	—	(4.12%)
Without sales charge	1.19%	16.01%	(1.32%)	—	(3.08%)
B Shares (12/31/99)					
With redemption*	(3.25%)	10.96%	(2.49%)	—	(4.01%)
Without redemption	0.75%	14.96%	(2.14%)	—	(3.86%)
C Shares (12/31/99)					
With redemption**	(0.19%)	14.06%	(2.12%)	—	(3.87%)
Without redemption	0.81%	15.06%	(2.12%)	—	(3.87%)
F Shares (11/16/93)	1.25%	16.07%	(1.29%)	9.17%	8.37%
R Shares (12/31/99)	1.29%	16.17%	(1.87%)	—	(3.55%)
T Shares (12/31/99)					
With sales charge (4.50%)	(3.63%)	10.20%	(3.09%)	—	(4.68%)
Without sales charge	0.93%	15.38%	(2.19%)	—	(3.88%)

Average annual and year-to-date total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but do reflect the reinvestment of dividends and capital gain distributions, fee waivers, and adjustments for financial statement purposes. Part of the Fund's historical performance is due to the purchase of securities sold in initial public offerings (IPOs). There is no guarantee that the Fund's investments in IPOs, if any, will continue to have a similar impact on performance. There are risks associated with small-cap investments such as limited product lines, less liquidity, and small market share. Investments in foreign securities entail unique risks, including political, market, and currency risks.

* The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.

** The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

† Total return is not annualized.

Select Sectors Detracted

The Fund held an underweight position in the financials sector at the end of the period. Paired with weak individual stock performance, primarily from Japanese real estate companies, Islamic Bank of Britain PLC and Upbest Group Limited, the Fund's relative return suffered. Industrials and telecommunications services holdings also underperformed for the Fund.

Company-Specific Disappointments

Although the consumer discretionary sector provided a positive impact during the period, numerous holdings in this sector underperformed. Among them were France's **123 Multimedia**, clothing retailer RNB Retail and Brands AB, Gentosha, Inc., and Hong Kong's Pearl Oriental Enterprises Limited. Gentosha, a Japanese bookstore, fell as the market awaited the outcome of the company's internal restructuring efforts.



Portfolio Composition of Net Assets
18.98% Japan
10.54% United Kingdom
10.04% India
9.49% Norway
6.18% South Korea
5.30% Canada
5.13% Taiwan
4.36% Singapore
27.71% Other Countries
2.27% Cash & Equivalents

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio manager and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

Bottom 3 Performing Sectors in the Fund

Financials
Industrials
Telecommunications Services

Information technology holdings Cyber Agent Limited, PChome Online and Boss Media AB also declined during the half. PChome Online's stock fell due to a change in the company's business model, resulting in much lower margins.

D1 Oils PLC also detracted from the Fund's return in spite of the strong performance of the energy sector.

In Conclusion

At the end of the period, we continued to find investment opportunities in sectors with shortages or bottlenecks, including energy infrastructure, renewable energy and energy conservation plays. We also were very positive on companies that contribute to the development of the sophistication of financial markets and products. Finally, we were looking for opportunities to invest in beneficiaries of petrodollars.

As always, we continue to seek out international small-cap companies with the strongest growth potential by intensive analysis, management contact and fundamental, bottom-up research.

Tracy P. Stouffer, CFA
Portfolio Manager

Fund Expenses

(unaudited)

As a shareholder of the Fund, depending on the class of shares of the Fund you own, you incur two types of costs: (1) transaction costs, including front-end and contingent deferred sales charges; and (2) ongoing costs, including management fees, Rule 12b-1 fees, shareholder services fees, and other expenses. The expense example shown below is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The expense example is based on an investment of $1,000 on January 1, 2005 and held through June 30, 2005.

Actual Expenses The numbers included in the expense example in the rows with the word "Actual" in the title provide information about actual account values and actual expenses. You may use this information to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.60), then multiply the result by the number under the column heading entitled "Expenses Paid During Period" for the class of shares you own to estimate the expenses you paid on your account during this period.

Hypothetical Expenses For Comparison Purposes The numbers included in the expense example in the rows with the word "Hypothetical" in the title provide information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio for each class of shares, and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare the hypothetical expenses in the expense example for the class of shares you own with the hypothetical expenses that appear in the shareholder reports of other funds.

Please note that the expenses shown in the expense example are meant to highlight your ongoing costs only and do not reflect the transaction costs described above. Therefore, the hypothetical expenses in the expense example are useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if the transaction costs were included, your costs would have been higher.

Expense Example

	Beginning Account Value (1/1/05)	Ending Account Value (6/30/05)	Expenses Paid During Period* (1/1/05-6/30/05)
Class A Actual	$1,000.00	$1,001.71	$10.23
Class A Hypothetical	1,000.00	1,014.50	10.29
Class B Actual	1,000.00	992.92	14.53
Class B Hypothetical	1,000.00	1,010.14	14.66
Class C Actual	1,000.00	993.80	14.29
Class C Hypothetical	1,000.00	1,010.39	14.41
Class F Actual	1,000.00	1,002.60	9.93
Class F Hypothetical	1,000.00	1,014.80	9.99
Class R Actual	1,000.00	1,003.55	9.33
Class R Hypothetical	1,000.00	1,015.41	9.39
Class T Actual	1,000.00	996.88	12.46
Class T Hypothetical	1,000.00	1,012.24	12.55

*Expenses are equal to each Class's respective annualized expense ratio, shown below, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).

Expense Ratios

These expense ratios reflect reimbursements and/or waivers of expenses by the Fund's investment adviser or its affiliates, earnings credits and brokerage offsets, where applicable.

	Expense Ratio
Class A	2.05%
Class B	2.92%
Class C	2.87%
Class F	1.99%
Class R	1.87%
Class T	2.50%

Statement of Investments

June 30, 2005 *(unaudited)*

Shares		Market Value
Common Stocks (Foreign)—97.4%		
Aerospace & Defense—1.9%		
231,961	Taneja Aerospace Aviation (IN)*	$ 423,641
80,000	Ultra Electronics Holdings PLC (UK)	1,153,915
50,000	VT Group PLC (UK)	316,252
		1,893,808
Agricultural Products—0.3%		
425,000	Petra Foods Limited (SG)	262,174
Air Freight & Logistics—0.5%		
166	World Logi Company Limited (JA)*	459,490
Airlines—1.1%		
735,000	SpiceJet Limited (IN)*	1,110,742
Apparel Retail—2.0%		
61	Link Theory Holdings Company Limited (JA)	482,346
151,500	Mulberry Group PLC (UK)*	417,690
14,800	Point, Inc. (JA)	581,805
58,475	Shoppers' Stop Limited (IN)*	485,084
		1,966,925
Apparel, Accessories & Luxury Goods—1.2%		
11,800	IC Companys AS (DE)*	527,025
51,000	Mariella Burani Spa (IT)	654,859
		1,181,884
Application Software—1.2%		
406,775	Micro Focus International PLC (UK)*	1,166,171
Brewers—0.3%		
585	Harboes Bryggeri AS Class B (DE)	258,429
Broadcasting & Cable TV—0.4%		
10,000	Qrix Communication, Inc. (KR)	381,344

Guide to Understanding Foreign Holdings

The following abbreviations are used throughout the Statement of Investments to indicate the country of origin on non-U.S. holdings.

AU	Australia	HK	Hong Kong	SG	Singapore
BD	Bermuda	ID	Indonesia	SP	Spain
BE	Belgium	IN	India	SW	Sweden
CA	Canada	IT	Italy	SZ	Switzerland
CN	China	JA	Japan	TH	Thailand
DE	Denmark	KR	South Korea	TU	Turkey
FI	Finland	MA	Malaysia	TW	Taiwan
FR	France	NE	Netherlands	UK	United Kingdom
GE	Germany	NW	Norway		
GR	Greece	PH	Philippines		

Shares		*Market Value*
Building Products—0.5%		
195,050	Lloyd Electric & Engineering (IN)*	$ 489,251
Casinos & Gaming—3.7%		
375,000	Empire Online Limited 144A (UK)*†	1,218,935
342,475	IG Group Holdings PLC (UK)*	898,989
744,000	Melco International Development Limited (HK)	890,387
35,000	Unibet Group PLC (SW)	716,855
		3,725,166
Commodity Chemicals—1.6%		
20,570,000	Daqing Petroleum and Chemical Group Limited (HK)	1,085,279
20,000	Soken Chemical & Engineering Company Limited (JA)	504,914
		1,590,193
Communications Equipment—3.4%		
402,000	CyberTAN Technology, Inc. (TW)	299,517
18,200	Digital Multimedia Technologies SPA (IT)*	576,198
179,350	Exfo Electro-Optical Engineering, Inc. (CA)*	778,379
70,000	Giant Wireless Technology Limited (SG)	21,176
64,600	RTX Telecom AS (DE)*	786,884
127,000	Tamura Taiko Holdings, Inc. (JA)	1,000,793
		3,462,947
Computer Storage & Peripherals—0.8%		
3,250,000	Anwell Technologies Limited (SG)	385,551
56,000	King Slide Works Company Limited (TW)	387,182
		772,733
Construction & Engineering—3.5%		
83,050	Abengoa SA (SP)	964,880
87,000	Chiyoda Corporation (JA)	1,078,577
22,350	Korea Development Corporation (KR)	522,832
2,000,000	Power Line Engineering Public Company Limited Foreign Shares (TH)#	435,572
80,000	WorleyParsons Limited (AU)	480,475
		3,482,336
Construction Materials—0.2%		
49,000	Cimsa Cimento Sanayi ve Ticaret AS (TU)	235,701
Construction, Farm Machinery & Heavy Trucks—1.7%		
28,200	Aker Yards AS (NW)	1,087,553
25,000	STX Shipbuilding Company Limited (KR)	592,073
		1,679,626
Department Stores—0.7%		
19,350	Stockmann AB Class B (FI)	690,821
Distillers & Vintners—0.5%		
54,825	Radico Khaitan Limited (IN)	519,813

See notes to statement of investments.

Shares		Market Value
Diversified Commercial & Professional Services—1.4%		
22	First Energy Service Company Limited (JA)*	$ 493,914
600,000	Raffles Education Corporation Limited (SG)	266,920
35,000	Ramirent Oyj (FI)	656,965
		1,417,799
Diversified Metals & Mining—3.4%		
208,275	Birch Mountain Resources Limited (CA)*	469,180
192,425	HEG Limited (IN)	621,647
100,000	International Uranium Corporation (CA)*	432,582
64,300	Major Drilling Group International, Inc. (CA)*	635,023
13,000	Toho Titanium Company Limited (JA)	478,226
180,000	Uranium Participation Corporation 144A (CA)*†	822,723
		3,459,381
Electric Utilities—0.5%		
180,000	Webel-Sl Energy Systems Limited (IN)*	486,072
Electrical Components & Equipment—1.6%		
1,000,000	Magnecomp International Limited (SG)	566,463
1,000,000	Surface Mount Technology (Holdings) Limited (SG)	415,208
289,000	VTech Holdings Limited (HK)	674,990
		1,656,661
Electronic Equipment Manufacturers—4.9%		
294,000	Cheng Uei Precision Industry Company Limited (TW)	858,564
8,400	HF Company (FR)	505,240
62,200	Micronic Laser Systems AB (SW)*	696,694
87,750	Rotork PLC (UK)	746,842
10,160	SFA Engineering Corporation (KR)	263,698
114,000	Simplo Technology Company Limited (TW)	282,526
774,000	Sino-American Silicon Products, Inc. (TW)	1,029,964
27,810	Telechips, Inc. (KR)	517,489
		4,901,017
Electronic Manufacturing Services—0.7%		
61,710	ADP Engineering Company Limited (KR)*	683,015
Environmental & Facilities Services—0.5%		
374	Nippon Jogesuido Sekkei Company Limited (JA)	499,071
Gas Utilities—0.7%		
138,000	Shizuoka Gas Company Limited (JA)	707,979
General Merchandise Stores—1.1%		
20,300	Don Quijote Company Limited (JA)	1,105,509
Healthcare Equipment—0.8%		
6,800	Ypsomed Holding AG (SZ)*	777,370
Healthcare Facilities—0.9%		
26,025	Generale de Sante (FR)	636,216
39,000	Nichiryoku Company Limited (JA)	232,080
		868,296

Shares		Market Value
Healthcare Services—0.6%		
45,000	RaySearch Laboratories AB (SW)*	$ 604,846
Homebuilding—0.3%		
134,968	D.S. Kulkarni Developers (IN)	260,002
Hotels, Resorts & Cruise Lines—1.4%		
60,000	De Vere Group PLC (UK)	606,343
180,000	Formosa International Hotels Corporation (TW)	302,320
121,850	Hotel Leelaventure Limited (IN)	526,499
		1,435,162
Industrial Machinery—2.3%		
350,000	Japan Steel Works Limited (JA)	953,025
12,000	KCI Konecranes Oyj (FI)	511,921
30,000	Metka SA (GR)	267,941
3,000,000	Midas Holdings Limited (SG)	533,839
		2,266,726
Integrated Telecommunication Services—1.0%		
100	M.P. Technologies, Inc. (JA)	515,733
250,000	Spanco Telesystems and Solutions Limited (IN)	463,197
		978,930
Internet Software & Services—2.9%		
75	DeNA Company Limited (JA)*	632,269
226	Digital Arts, Inc. (JA)*	821,189
22	Gourmet Navigator, Inc. (JA)*	116,238
88	Gourmet Navigator, Inc. New Shares (JA)*	386,403
121,300	Thomson Intermedia PLC (UK)*	423,822
25,940	Webzen, Inc. (KR)	495,230
		2,875,151
Investment Banking & Brokerage—0.6%		
45	Fintech Global, Inc. (JA)*	616,716
IT Consulting & Other Services—2.3%		
165,000	AffectoGenimap Oyj (FI)*	910,565
1,500,000	CSE Global Limited (SG)	609,467
120,750	Transcom WorldWide SA Class B (SW)*	766,676
		2,286,708
Leisure Facilities—0.7%		
302,975	Goals Soccer Centres PLC (UK)*	678,586
Marine—2.2%		
25,000	Cargotec Corporation Class B (FI)*	697,991
63,500	Geo ASA 144A (NW)*†^#	194,359
19,350	Koninklijke Vopak NV (NE)	488,492
1,697,000	Labroy Marine Limited (SG)	805,267
		2,186,109

See notes to statement of investments.

Statement of Investments

June 30, 2005 *(unaudited) (continued)*

Shares		Market Value
Movies & Entertainment—1.9%		
17,000	123 Multimedia (FR)	$ 639,840
21,300	Club iT Corporation (JA)*	460,914
18,400	CTS Eventim AG (GE)*	772,698
		1,873,452
Multi-Sector Holdings—0.6%		
15,000	Ackermans & van Haaren NV (BE)	630,643
Oil & Gas Drilling—2.7%		
41,200	Fred Olsen Energy ASA (NW)*	1,052,967
140,000	Ocean Rig ASA (NW)*	1,156,972
150,950	Saxon Energy Services, Inc. (CA)*	480,497
		2,690,436
Oil & Gas Equipment & Services—5.9%		
27,000	Aker Kvaerner ASA (NW)*	1,097,057
111,200	APL AS (NW)*	1,208,270
16,475	Exploration Resources ASA (NW)*	474,006
210,000	Sinvest ASA (NW)*	1,211,606
56,000	Stolt Offshore SA (NW)*	512,067
1,607	Vallourec SA (FR)	462,477
601,975	Welspun Gujarat Stahl Rohren Limited (IN)*	933,252
		5,898,735
Oil & Gas Exploration & Production—3.1%		
150,000	Find Energy Limited (CA)*	500,735
143,800	Revus Energy ASA (NW)*	988,112
447,450	UTS Energy Corporation (CA)*	938,579
110,000	Venture Production PLC (UK)*	727,782
		3,155,208
Oil & Gas Refining & Marketing—1.0%		
47,500	D1 Oils PLC (UK)*	263,842
15,000	Motor Oil (Hellas) Corinth Refineries SA (GR)	222,195
173,000	Singapore Petroleum Company Limited (SG)	508,974
		995,011
Oil & Gas Storage & Transportation—0.5%		
224,250	Aygaz AS (TU)	522,492
Other Diversified Financial Services—0.9%		
249,575	Indiabulls Financial Services (IN)*	929,412
Packaged Foods & Meats—0.8%		
1,050	Hiestand Holding AG (SZ)	826,726
Paper Packaging—0.6%		
1,066,000	Vision Grande Group Holdings Limited (HK)	603,577
Pharmaceuticals—3.1%		
25,580	Boryung Pharmaceutical Company (KR)	704,717
21,470	Il Dong Pharmaceutical Company (KR)	691,108
300,000	Kopran Limited (IN)*	566,532
111,500	Meda AB Class A (SW)	1,134,711
		3,097,068

Shares		Market Value
Publishing—0.5%		
450	Chintai Jutaku News Company Limited (JA)	$ 555,856
Real Estate Investment Trusts—0.7%		
415,000	Yapi Kredi Koray Gayrimenkul Yatirim Ortakligi AS (TU)*	745,472
Real Estate Management & Development—4.2%		
379	Arealink Company Limited (JA)	744,946
139	Arealink Company Limited New Shares (JA)*#	259,552
282,500	Expomedia Group PLC (UK)*	663,098
24,600	FJ Next Company Limited (JA)	290,560
172	RISA Partners, Inc. (JA)*	555,189
2,000,000	Rojana Industrial Park Public Company Limited Foreign Shares (TH)#	375,076
199	Sun Frontier Fudousan Company Limited (JA)	654,900
30,000	Touei Housing Corporation (JA)	630,241
		4,173,562
Regional Banks—2.0%		
3,675	Forstaedernes Bank AS (DE)	360,278
60,000	Geniki Bank (GR)*	559,119
4,994,500	Lippo Bank TBK PT (ID)*	603,843
790	Ringkjoebing Landbobank Aktieselskab (DE)	365,670
100,000	Yes Bank Limited (IN)*#	103,508
		1,992,418
Semiconductor Equipment—1.4%		
36,320	Jusung Engineering Company Limited (KR)	484,501
86,175	Silicon-On-Insulator Technologies (FR)*	938,612
		1,423,113
Semiconductors—3.8%		
160,000	Elite Semiconductor Memory Technologies, Inc. (TW)	313,181
41,800	MegaChips Corporation (JA)	489,193
148	Nihon Aim Company Limited (JA)	813,993
52,500	Nordic Semiconductor ASA (NW)*	528,270
309,000	System General Corporation (TW)*	613,610
1,318,000	Wafer Works Corporation (TW)*	1,061,058
		3,819,305
Soft Drinks—0.7%		
753,500	Mount Everest Mineral Water (IN)*	736,601
Specialized Consumer Services—0.4%		
25,000	Homeserve PLC (UK)	445,709
Specialized Finance—1.9%		
1,334,000	Fil-Hispano Holdings Corporation (PH)*	157,292
142,175	FireOne Group PLC (UK)*	840,669
724,346	SREI Infrastructure Finance Limited (IN)	961,352
		1,959,313

See notes to statement of investments.

Statement of Investments

June 30, 2005 *(unaudited) (continued)*

Shares		*Market Value*
Specialty Chemicals—2.3%		
25,900	Auriga Industries AS Class B (DE)	$ 757,162
81,300	Shinwha Intertek Corporation (KR)	860,546
101,000	Tokuyama Corporation (JA)	719,412
		2,337,120
Systems Software—0.5%		
12,500	Software AG (GE)	516,610
Textiles—1.2%		
114,875	SRF Limited (IN)	451,177
152,000	Toho Tenax Company Limited (JA)*	735,948
		1,187,125
Trading Companies & Distributors—0.4%		
200,000	BSL Corporation (JA)	449,013
Total Common Stocks (Foreign) (Cost—$94,891,050)		97,644,637

Units		*Market Value*
Foreign Rights and Warrants—0.3%		
Electric Utilities—0.2%		
424,000	VRB Power Systems Special Warrants 144A, expire 2005 (CA)*†^#	$ 249,167
Integrated Telecommunication Services—0.0%		
600,000	Yangtze Telecom Corporation Warrants, expire 2005 (CN)*^#	0
Publishing—0.1%		
204,677	Media Prima Berhad ICULS (MA)	53,054
Regional Banks—0.0%		
60,000	Geniki Bank SA Rights (GR)*	37,759
Total Foreign Rights and Warrants (Cost—$367,083)		339,980

Principal Amount		*Amortized Cost*
Corporate Short-Term Notes—4.1%		
Household Appliances—4.1%		
$ 4,100,000	Stanley Works, Inc. 3.37% 7/1/05~	$ 4,100,000
Total Corporate Short-Term Notes (Amortized Cost—$4,100,000)		4,100,000
Total Investments—101.8% (Total Cost—$99,358,133)		102,084,617
Other Assets and Liabilities—(1.8%)		(1,822,127)
Net Assets—100.0%		$100,262,490

Notes to Statement of Investments

* *Non-income producing.*

† *Securities were acquired pursuant to Rule 144A and may be deemed to be restricted for resale. These securities amounted to $2,485,184, or 2.5%, of the Fund's net assets as of June 30, 2005.*

~ *Security was acquired pursuant to Section 4(2) of the Securities Act of 1933 and may be deemed to be restricted for resale. These securities amounted to $4,100,000, or 4.1%, of the Fund's net assets as of June 30, 2005.*

\# *Fair valued security.*

ICULS - Irredeemable Convertible Unsecured Loan Stock

^ *Schedule of restricted and illiquid Securities:*

	Acquisition Date	Acquisition Cost	Value	Value as % of Net Assets
Yangtze Telecom Corporation Warrants, expire 2005 (CA)	3/8/04	$ 0	$ 0	0.00%
Geo ASA 144A (NW)	6/21/05	196,960	194,359	0.19%
VRB Power Systems Special Warrants 144A, expire 2005 (CA)	6/29/05	249,522	249,167	0.25%
		$446,482	$443,526	0.44%

The Fund may have registration rights for certain restricted securities, which may require that registration costs be borne by the Fund.

See notes to financial statements.

Statement of Assets and Liabilities

June 30, 2005 *(unaudited)*

Assets	
Investment securities, at cost	$ 99,358,133
Investment securities, at market	102,084,617
Cash	19,590
Foreign currency (cost $1,385,723)	1,373,870
Receivables:	
Investment securities sold	5,853,715
Capital shares sold	9,715
Dividends and interest	46,608
Other assets	106,508
Total Assets	109,494,623

Liabilities	
Payables and other accrued liabilities:	
Investment securities purchased	8,717,025
Capital shares redeemed	163,911
Advisory fees	82,585
Shareholder servicing fees	13,837
Accounting fees	8,259
Distribution fees	32,149
Transfer agency fees	36,097
Custodian fees	34,377
India and Thailand taxes	27,299
Other	116,594
Total Liabilities	9,232,133
Net Assets	$ 100,262,490

Composition of Net Assets	
Capital (par value and paid-in surplus)	$ 228,185,514
Accumulated net investment loss	(486,071)
Accumulated net realized loss from security transactions (net of foreign taxes paid on Thailand and Indian investments of $159,639 and $388,198, respectively)	(130,128,412)
Net unrealized appreciation on investments and foreign currency translation	2,691,459
Total	$ 100,262,490

Class A		
Net Assets	$	17,732,437
Shares Outstanding		1,045,527
Net Asset Value, Redemption Price Per Share	$	16.96
Maximum offering price per share (net asset value plus sales charge of 5.75% of offering price)	$	17.99
Class B		
Net Assets	$	15,629,476
Shares Outstanding		964,072
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	16.21
Class C		
Net Assets	$	7,088,930
Shares Outstanding		437,617
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	16.20
Class F		
Net Assets	$	59,219,795
Shares Outstanding		3,490,198
Net Asset Value, Offering and Redemption Price Per Share	$	16.97
Class R		
Net Assets	$	168,267
Shares Outstanding		10,186
Net Asset Value, Offering and Redemption Price Per Share	$	16.52
Class T		
Net Assets	$	423,585
Shares Outstanding		26,141
Net Asset Value, Redemption Price Per Share	$	16.20
Maximum offering price per share (net asset value plus sales charge of 4.50% of offering price)	$	16.96

See notes to financial statements.

Statement of Operations

For the six months ended June 30, 2005 *(unaudited)*

Investment Income	
Dividends	$ 920,276
Interest	56,222
Foreign taxes withheld	(92,719)
Total Investment Income	883,779
Expenses	
Advisory fees—Note 2	583,599
Shareholder servicing fees—Note 2	88,181
Accounting fees—Note 2	58,360
Distribution fees—Note 2	185,213
Transfer agency fees—Note 2	76,746
Registration fees	29,240
Postage and mailing expenses	5,675
Custodian fees and expenses—Note 2	248,201
Printing expenses	26,230
Legal and audit fees	21,854
Directors' fees and expenses—Note 2	10,600
Other expenses	42,586
Total Expenses	1,376,485
Earnings Credits	(4,621)
Reimbursed/Waived Expenses	(81,085)
Expense Offset to Broker Commissions	(4,865)
Net Expenses	1,285,914
Net Investment Loss	(402,135)
Realized and Unrealized Gain (Loss) on Security Transactions and Foreign Currency Transactions	
Net Realized Gain (Loss) on:	
Security Transactions (net of foreign taxes paid on Thailand and Indian investments of $159,639 and $388,198, respectively)	9,164,845
Foreign Currency Transactions	(21,558)
Net Realized Gain	9,143,287
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	(7,901,612)
Net Realized and Unrealized Gain	1,241,675
Net Increase in Net Assets Resulting from Operations	$ 839,540

See notes to financial statements.

Statements of Changes in Net Assets

(unaudited)

	Six months ended 6/30/05	Year ended 12/31/04
Operations		
Net Investment Loss	$ (402,135)	$ (1,171,904)
Net Realized Gain on Security and Foreign Currency Transactions	9,143,287	20,009,742
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	(7,901,612)	(1,026,156)
Net Increase in Net Assets Resulting from Operations	839,540	17,811,682
Capital Share Transactions		
Net Increase (Decrease)—Note 4		
Class A	(2,181,471)	(9,809,094)
Class B	(2,453,343)	(2,918,121)
Class C	(3,194,035)	(1,725,859)
Class F	(16,895,807)	(14,537,401)
Class R	(28,230)	22,994
Class T	(92,891)	(87,939)
Net Decrease from Capital Share Transactions	(24,845,777)	(29,055,420)
Net Decrease in Net Assets	(24,006,237)	(11,243,738)
Net Assets		
Beginning of period	$ 124,268,727	$ 135,512,465
End of period	$ 100,262,490	$ 124,268,727
Accumulated Net Investment Loss	$ (486,071)	$ (83,936)

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(unaudited)

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class A Shares Per Share Operating Data					
Net Asset Value, beginning of period	$16.76	$14.24	$8.14	$9.68	$14.18
Income from investment operations:					
Net investment income (loss)	(0.05)[a]	(0.11)[a]	0.10	(0.16)	(0.14)
Net realized and unrealized gains (losses) on securities	0.25	2.63	6.00	(1.38)	(4.36)
Total from investment operations	0.20	2.52	6.10	(1.54)	(4.50)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of period	$16.96	$16.76	$14.24	$8.14	$9.68
Total Return[b]	1.19%	17.70%	74.94%	(15.91%)	(31.74%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$17,732	$19,726	$27,252	$9,422	$14,033
Ratios to average net assets[c]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[d]	2.07%	1.92%	2.45%	2.24%	1.88%
Expenses with reimbursements, earnings credits and brokerage offsets	2.05%	1.92%	2.45%	2.24%	1.87%
Net investment loss	(0.54%)	(0.77%)	(0.83%)	(0.80%)	(0.26%)
Portfolio turnover rate[e]	682%	648%	707%	495%	704%

a. *Computed using average shares outstanding throughout the period.*
b. *Sales charges are not reflected in the total return.*
c. *Annualized.*
d. *Certain fees were waived by the custodian. Had these fees not been waived, the expense ratios would have been 2.21% (2005), 2.02% (2004), 2.54% (2003), 2.27% (2002), and 1.88% (2001).*
e. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class B Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$16.09	$13.79	$7.95	$9.54	$14.08
Income from investment operations:					
Net investment loss	(0.12)[a]	(0.23)[a]	(0.31)	(0.29)	(0.18)
Net realized and unrealized gains (losses) on securities	0.24	2.53	6.15	(1.30)	(4.36)
Total from investment operations	0.12	2.30	5.84	(1.59)	(4.54)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of period	$16.21	$16.09	$13.79	$7.95	$9.54
Total Return[b]	0.75%	16.68%	73.46%	(16.67%)	(32.24%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$15,629	$17,917	$18,198	$12,810	$19,661
Ratios to average net assets[c]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[d]	2.94%	2.79%	3.30%	3.09%	2.66%
Expenses with reimbursements, earnings credits and brokerage offsets	2.92%	2.78%	3.29%	3.09%	2.64%
Net investment loss	(1.43%)	(1.63%)	(1.44%)	(1.64%)	(1.06%)
Portfolio turnover rate[e]	682%	648%	707%	495%	704%

a. Computed using average shares outstanding throughout the period.
b. Sales charges are not reflected in the total return.
c. Annualized.
d. Certain fees were waived by the custodian. Had these fees not been waived, the expense ratios would have been 3.08% (2005), 2.89% (2004), 3.38% (2003), 3.12% (2002), and 2.66% (2001).
e. Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.
See notes to financial statements.

Financial Highlights

(unaudited) (continued)

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class C Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$16.07	$13.76	$7.93	$9.52	$14.06
Income from investment operations:					
Net investment loss	(0.11)[a]	(0.22)[a]	(0.01)	(0.35)	(0.22)
Net realized and unrealized gains (losses) on securities	0.24	2.53	5.84	(1.24)	(4.32)
Total from investment operations	0.13	2.31	5.83	(1.59)	(4.54)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of period	$16.20	$16.07	$13.76	$7.93	$9.52
Total Return[b]	0.81%	16.79%	73.52%	(16.70%)	(32.29%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$7,089	$10,249	$10,639	$5,268	$8,928
Ratios to average net assets[c]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[d]	2.88%	2.71%	3.25%	3.06%	2.67%
Expenses with reimbursements, earnings credits and brokerage offsets	2.87%	2.70%	3.25%	3.05%	2.65%
Net investment loss	(1.37%)	(1.55%)	(1.43%)	(1.58%)	(1.08%)
Portfolio turnover rate[e]	682%	648%	707%	495%	704%

a. Computed using average shares outstanding throughout the period.
b. Sales charges are not reflected in the total return.
c. Annualized.
d. Certain fees were waived by the custodian. Had these fees not been waived, the expense ratios would have been 3.02% (2005), 2.81% (2004), 3.34% (2003), 3.08% (2002), and 2.67% (2001).
e. Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class F Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$16.76	$14.24	$8.13	$9.67	$14.17
Income from investment operations:					
Net investment loss	(0.04)[a]	(0.11)[a]	(0.14)	(0.23)	(0.22)
Net realized and unrealized gains (losses) on securities	0.25	2.63	6.25	(1.31)	(4.28)
Total from investment operations	0.21	2.52	6.11	(1.54)	(4.50)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of period	$16.97	$16.76	$14.24	$8.13	$9.67
Total Return	1.25%	17.70%	75.15%	(15.93%)	(31.76%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$59,220	$75,677	$78,759	$50,742	$78,574
Ratios to average net assets[b]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[c]	2.01%	1.90%	2.31%	2.18%	1.92%
Expenses with reimbursements, earnings credits and brokerage offsets	1.99%	1.89%	2.31%	2.18%	1.90%
Net investment loss	(0.47%)	(0.75%)	(0.45%)	(0.74%)	(0.30%)
Portfolio turnover rate[d]	682%	648%	707%	495%	704%

a. *Computed using average shares outstanding throughout the period.*
b. *Annualized.*
c. *Certain fees were waived by the custodian. Had these fees not been waived, the expense ratios would have been 2.15% (2005), 2.00% (2004), 2.40% (2003), 2.21% (2002), and 1.92% (2001).*
d. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

See notes to financial statements.

Financial Highlights
(unaudited) (continued)

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class R Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$16.31	$13.82	$7.87	$9.56	$14.22
Income from investment operations:					
Net investment income (loss)	(0.03)[a]	(0.07)[a]	0.54	(0.81)	(0.17)
Net realized and unrealized gains (losses) on securities	0.24	2.56	5.41	(0.88)	(4.49)
Total from investment operations	0.21	2.49	5.95	(1.69)	(4.66)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of period	$16.52	$16.31	$13.82	$7.87	$9.56
Total Return	1.29%	18.02%	75.60%	(17.68%)	(32.77%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$168	$190	$142	$37	$76
Ratios to average net assets[b]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[c]	1.89%	1.68%	2.08%	3.94%	1.86%
Expenses with reimbursements, earnings credits and brokerage offsets	1.87%	1.68%	2.07%	3.91%	1.84%
Net investment loss	(0.42%)	(0.51%)	(0.32%)	(2.20%)	(0.08%)
Portfolio turnover rate[d]	682%	648%	707%	495%	704%

a. *Computed using average shares outstanding throughout the period.*
b. *Annualized.*
c. *Certain fees were waived by the custodian. Had these fees not been waived, the expense ratios would have been 2.03% (2005), 1.79% (2004), 2.17% (2003), 4.65% (2002), and 2.78% (2001).*
d. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class T Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$16.05	$13.70	$7.87	$9.50	$14.14
Income from investment operations:					
Net investment loss	(0.08)[a]	(0.17)[a]	(0.24)	(0.45)	(0.22)
Net realized and unrealized gains (losses) on securities	0.23	2.52	6.07	(1.18)	(4.42)
Total from investment operations	0.15	2.35	5.83	(1.63)	(4.64)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of period	$16.20	$16.05	$13.70	$7.87	$9.50
Total Return[b]	0.93%	17.15%	74.08%	(17.16%)	(32.82%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$424	$510	$522	$345	$538
Ratios to average net assets[c]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[d]	2.52%	2.37%	3.07%	4.03%	3.16%
Expenses with reimbursements, earnings credits and brokerage offsets	2.50%	2.36%	3.07%	4.03%	3.14%
Net investment loss	(1.02%)	(1.21%)	(1.06%)	(2.69%)	(1.60%)
Portfolio turnover rate[e]	682%	648%	707%	495%	704%

a. *Computed using average shares outstanding throughout the period.*
b. *Sales charges are not reflected in the total return.*
c. *Annualized.*
d. *Certain fees were waived by the custodian. Had these fees not been waived, the expense ratios would have been 2.66% (2005), 2.47% (2004), 3.16% (2003), 4.05% (2002), and 3.16% (2001).*
d. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

See notes to financial statements.

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940 (the "1940 Act"). Ten series of shares are currently issued: Balanced, Discovery, Equity Growth, Government Securities, Growth, International Equity, Mid-Cap Growth, Money Market, Passport and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders Passport Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B shares redeemed within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

***Security Valuations*—**A domestic equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of a security traded on Nasdaq, at its official closing price. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available, or in the case of written call options, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers.

A foreign equity security traded on a foreign exchange is valued at the last quoted official closing price available before the time when the Fund's assets are valued, or at the last quoted sales price if the exchange does not provide an official closing price or if the foreign market has not yet closed. Lacking any sales that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available. Since February 22, 2005, New York closing exchange rates have been used to convert foreign currencies to U.S. dollars. Previously, London closing exchange rates were used to convert foreign currencies to U.S. dollars.

A debt security with a remaining maturity greater than 60 days at the time of purchase is valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such price is not available, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers. A debt security with a remaining maturity of 60 days or less at the time of purchase is valued at amortized cost, which approximates market value, unless it is determined that amortized cost would not represent market value, in which case the securities would be marked to market. The Fund amortizes premiums and discounts on all debt securities.

If market quotations or official closing prices are not readily available or are determined not to reflect accurately fair value, securities will be valued at their fair value as determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event occurs after the close of the market on which a security is traded but before the Fund calculates its net asset value, and it is determined that the event has materially affected the value of the security. Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indexes of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts.

Using fair value to price securities may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their net asset values. In addition, it is possible that the fair value determined for a security may be different from the value that may be realized upon the security's sale, and that these differences may be material to the net asset value of the Fund.

Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

Foreign Securities and Currency Transactions—Foreign securities carry more risk than U.S. securities, such as political and currency risks. The Fund normally will invest a large portion of its assets in foreign securities. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The resultant foreign currency gain or loss from the contract is recorded as foreign currency gain or loss and is presented as such in the Statement of Operations. Foreign currency held at June 30, 2005 for settling foreign trades is listed on the Statement of Assets and Liabilities.

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily, as earned, and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Distributions to Shareholders—The Fund declares and distributes dividends (if any) and capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions on Fund portfolio transactions. These commissions reduce Other Expenses and are included in the Expense Offset to Broker Commissions in the Statement of Operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Indemnifications—In the normal course of business, the Company enters into contracts that contain provisions indemnifying other parties against specified potential liabilities. Each Fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Fund that have not yet occurred. However, based on experience, the Funds expect the risk of loss to be remote.

Other—Certain prior year information has been reformatted, without substantive change, to conform with the current period presentation.

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is an indirect wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the Fund's net assets. The fee is 1.00% of the first $250 million of net assets, 0.80% of the next $250 million of net assets and 0.70% of net assets in excess of $500 million.

Shareholder Servicing and Transfer Agency Fees for Class F Shares—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), the direct owner of Founders and a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus", an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. The Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. During the six months ended June 30, 2005, Class F shares were charged $31,810 pursuant to this shareholder services agreement.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all of the Fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges from DTI are paid by the Fund. During the six months ended June 30, 2005, Class F shares were charged $6,490 for out-of-pocket transfer agent charges.

Transfer Agency Fees for Class A, Class B, Class C, Class R and Class T Shares—The fees charged by DTI with respect to the Fund's Class A, B, C, R and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $12.58 to $13.00, per shareholder account considered to be an open account at any time during a given month, plus out-of-pocket charges. Class-specific transfer agency fees, including both the per account fees paid to DTI and out-of-pocket charges, during the six months ended June 30, 2005 were as follows:

	Transfer Agency Fees
Class A	$15,184
Class B	$23,939
Class C	$9,647
Class R	$210
Class T	$857

Cash Management Fees—The Funds also pay Mellon Bank N.A. ("Mellon Bank"), a wholly-owned subsidiary of Mellon Financial Corporation and an affiliate of Founders, fees for certain cash management services. These include various services related to the processing of shareholder transactions in the Funds. During the six months ended June 30, 2005, the Fund was charged $1,487 for cash management fees, which are included in the out-of-pocket transfer agency charges above.

Other Transfer Agency Fees—Various broker-dealers, retirement plan administrators and other entities have established omnibus accounts with the Fund, and provide sub-transfer agency, recordkeeping or similar services to persons holding Fund shares through those accounts. During the six months ended June 30, 2005, the Fund paid $20,419 to these entities for such services. This amount is included in the transfer agency fees shown on the Statement of Operations.

Distribution and Shareholder Services Plans—DSC also is the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing or servicing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the six months ended June 30, 2005, Class F shares were charged $89,300 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class B, Class C and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

Distribution and shareholder servicing fees paid to DSC by the Fund's Class A, B, C and T shares for the six months ended June 30, 2005, were as follows:

	Distribution Fees	Shareholder Servicing Fees
Class A	N/A	$24,007
Class B	$63,794	$21,264
Class C	$31,529	$10,510
Class T	$590	$590

During the six months ended June 30, 2005, DSC retained $1,361 in sales commissions from the sales of Class A shares. DSC also retained $26,389 and $1,684 of contingent deferred sales charges relating to redemptions of Class B and Class C shares, respectively.

Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of 0.10% of the average daily net assets of the Fund on the first $500 million, 0.065% of the average daily net assets of the Fund on the next $500 million and 0.02% of the average daily net assets of the Fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has contractually agreed in writing to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Fund held by the custodian. The Fund could have employed these assets elsewhere to produce income had it not entered into this arrangement. The custodian has contractually agreed in writing to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the six months ended June 30, 2005, the Fund's portion of the fee waiver was $81,085, which reduced the amount paid to Mellon Bank to $167,116.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is invested in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Other Liabilities on the Statement of Assets and Liabilities. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders, which pays their compensation. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, foreign currency transactions, net operating losses and capital loss carryovers.

The tax components of capital represent distribution requirements the Fund must satisfy under the income tax regulations and losses or tax deductions the Fund may be able to offset against income and capital gains realized in future years. Accumulated capital losses and post-October 31 capital losses noted below, if any, as of December 31, 2004, represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. Accumulated capital losses as of December 31, 2004 were:

Expiration	Amount
2008	$17,533,320
2009	$109,892,631
2010	$11,833,084
	$139,259,035

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of June 30, 2005 are noted below. Unrealized appreciation/depreciation in the table below excludes appreciation/depreciation on foreign currency translation, if any. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Post-October Capital Loss Deferral	$50,886
Federal Tax Cost	$99,471,809
Gross Tax Appreciation of Investments	$5,376,592
Gross Tax Depreciation of Investments	$(2,763,784)
Net Tax Appreciation	$2,612,808

Certain foreign countries impose a tax on capital gains, which is accrued by the Fund based on unrealized appreciation on affected securities. This unrealized appreciation is not included in the table above. The tax is paid when the gain is realized.

4. Capital Share Transactions

The Fund is authorized to issue 400 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

	Six months ended 6/30/05			Year ended 12/31/04		
	Shares		Amount	Shares		Amount
Class A						
Sold	205,498	$	3,541,140	871,718	$	12,893,364
Redeemed	(337,146)	$	(5,722,611)	(1,608,411)	$	(22,702,458)
Net Decrease	(131,648)	$	(2,181,471)	(736,693)	$	(9,809,094)
Class B						
Sold	9,390	$	153,895	40,534	$	591,588
Redeemed	(159,027)	$	(2,607,238)	(246,693)	$	(3,509,709)
Net Decrease	(149,637)	$	(2,453,343)	(206,159)	$	(2,918,121)
Class C						
Sold	30,620	$	518,072	156,715	$	2,350,643
Redeemed	(230,774)	$	(3,712,107)	(291,948)	$	(4,076,502)
Net Decrease	(200,154)	$	(3,194,035)	(135,233)	$	(1,725,859)
Class F						
Sold	260,099	$	4,469,131	925,441	$	13,691,198
Redeemed	(1,284,998)	$	(21,364,938)	(1,942,721)	$	(28,228,599)
Net Decrease	(1,024,899)	$	(16,895,807)	(1,017,280)	$	(14,537,401)
Class R						
Sold	1,286	$	21,000	19,297	$	276,727
Redeemed	(2,747)	$	(49,230)	(17,956)	$	(253,733)
Net Increase (Decrease)	(1,461)	$	(28,230)	1,341	$	22,994
Class T						
Sold	0	$	0	2,301	$	33,146
Redeemed	(5,631)	$	(92,891)	(8,628)	$	(121,085)
Net Decrease	(5,631)	$	(92,891)	(6,327)	$	(87,939)

5. Investment Transactions

For the six months ended June 30, 2005, purchases and sales of investment securities (excluding short-term securities and U.S. government obligations) were $400,710,058 and $422,477,913, respectively.

6. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for temporary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $50 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $50 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At June 30, 2005, the Fund did not have any borrowings under the LOC.

7. Legal Matters

In early 2004, two purported class and derivative actions were filed against Mellon Financial Corporation, Mellon Bank, Founders, Dreyfus, and certain directors of the Dreyfus Founders Funds and the Dreyfus Funds (together, the "Defendant Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Defendant Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Defendant Funds. The Amended Complaint in the newly styled *In re Dreyfus Mutual Funds Fee Litigation* also named DSC, Premier Mutual Fund Services, Inc. and two additional directors of the Defendant Funds as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Defendant Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Defendant Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Defendant Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Defendant Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Defendant Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Defendant Funds. Founders, Dreyfus and the Defendant Funds believe the allegations to be totally without merit and intend to defend the action vigorously. The defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Founders nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Founders' ability to perform its contract with the Funds.



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For More Information

Dreyfus Founders Passport Fund

Manager

Founders Asset
Management LLC
210 University Boulevard
Suite 800
Denver, CO 80206

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail Dreyfus Founders Funds, Inc.
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2005, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.

This report and the statements it contains are submitted for the general information of our shareholders. The report is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus.

0281SA0605

Dreyfus Founders Worldwide Growth Fund

SEMIANNUAL REPORT June 30, 2005



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

TABLE OF CONTENTS

Management Overview	3
Fund Expenses	10
Statement of Investments	12
Statement of Assets and Liabilities	20
Statement of Operations	22
Statements of Changes in Net Assets	23
Financial Highlights	24
Notes to Financial Statements	30

Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

Investment Manager
Founders Asset Management LLC
A Mellon Financial Company[SM]
210 University Boulevard, Suite 800
Denver, CO 80206

Distributor
Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Management Overview

   

A discussion with co-portfolio managers Remi J. Browne, CFA, left; Daniel B. LeVan, CFA, second from left; Jeffrey R. Sullivan, CFA, third from left; and John B. Jares, CFA, right, regarding Fund performance for the six-month period ended June 30, 2005.

A Mixed Economic Environment

During the first six months of 2005, the United States contributed positively to the worldwide investing environment through such factors as strong domestic consumer demand, solid corporate earnings growth, a strengthening U.S. dollar and lower unemployment. China's increased demand for goods also injected the global economy, and inflation, in general, remained steady.

However, crude oil prices continued to skyrocket during the period, reaching over $60 per barrel. Although many energy companies and resource-rich countries benefited from high oil prices and high demand, this increase created a tax on growth throughout the world. The Federal Reserve in the United States continued its monetary tightening policy, which also weighed on investor activity. Structural economic problems plagued the Euro area, and Western European countries continued to struggle with increased competition. Mixed Japanese economic data also caused investor concern during the period.

For the six months ended June 30, 2005, Dreyfus Founders Worldwide Growth Fund underperformed its benchmark, the Morgan Stanley Capital International (MSCI) World Index, which returned -0.70% for the same period. The Fund's return compared more favorably[1] to that of the MSCI World Growth Index, which returned -1.33%.

---

[1] Excluding sales charges, which result in lower returns for certain share classes. Please see page 7 for Average Annual and Year-to-Date Total Returns for all share classes, including and excluding sales charges.

The MSCI World Growth Index measures global developed market equity performance of growth securities. The total return figures cited for this index assume change in share price and reinvestment of dividends after the deduction of local taxes, but do not reflect the costs of managing a mutual fund.

Stock-By-Stock Basis

Our strategy in assembling the portfolio during the period remained consistent; we continued to analyze stocks on a company-by-company basis for possible inclusion in the Fund, rather than focusing on sector or country weightings.

U.S., European and Australian Stocks Aided Performance

Solid stock selection in the U.S. positively impacted Fund performance during the reporting period. Likewise, France, Germany, Australia and Finland buoyed the Fund's return, due primarily to strong selection of stocks within each respective country. Australia fueled the Fund's return as **Oil Search Limited** benefited from the high energy price environment and better-than-expected drilling results in its Yemeni oil field. Finnish utilities stock **Fortum Oyj** gained nearly 20% during the Fund's holding period, helping the Fund's position in Finland outperform.

"Although many energy companies and resource-rich countries benefited from high oil prices and high demand, this increase created a tax on growth throughout the world."

Strong company-specific performance in the information technology sector was the chief contributor to the Fund's six-month return. Information technology stocks were among the Fund's top performers overall, with **Apple Computer, Inc.**, **Texas Instruments, Inc.** and **Intel Corporation** leading the pack. Apple experienced outstanding growth in revenue as well as earnings per share (EPS) driven by the popularity of the company's iPod and Macintosh products. Strong demand for mobile telephone handsets drove strong demand for semiconductors and chipsets produced by Texas Instruments. Improved demand trends also lifted the company's gross and operating margins. Intel's processor unit was driven by strong demand for notebook computers. The company saw a rebound in revenue growth and improved gross and operating margin trends as a result of this demand.

Top 3 Performing Sectors in the Fund

Information Technology
Consumer Discretionary
Telecommunications Services

Fund holdings within the consumer discretionary sector aided relative Fund performance as well. Propelled mainly by the strong consumer spending environment within the United States, issues such as **Gillette Company** outperformed. Gillette's stock price was also boosted by an acquisition offer by personal care manufacturing giant, Procter & Gamble Company.

Strong stock selection in the telecommunications services sector also produced a positive effect on the Fund's relative return for the period. **TELUS Corporation** outperformed due to excellent results reported in early May, citing strong wireless sales. Mobile phone provider **Nokia Oyj** also performed strongly during the period.

Healthcare holding **Genentech, Inc.**, industrials' **AMR Corporation**, and consumer staples issue **Safeway, Inc.** were other notable performers during the period. Genentech's stock performance was driven by solid sales and expanded uses for its cancer drugs, Avastin™ and Herceptin®. The shares of AMR, parent company of American Airlines, were lifted due to strong consumer travel demand and increased fares due to high energy prices. Safeway's stock price also increased during the period.

Largest Equity Holdings (country of origin; ticker symbol)

1.	**Royal Caribbean Cruises Limited** (United States; RCL)	**2.04%**
2.	**Johnson & Johnson** (United States; JNJ)	**1.86%**
3.	**Colgate-Palmolive Company** (United States; CL)	**1.83%**
4.	**Vodafone Group PLC** (United Kingdom; VOD)	**1.82%**
5.	**EMC Corporation** (United States; EMC)	**1.70%**
6.	**Wyeth** (United States; WYE)	**1.69%**
7.	**Maxim Integrated Products, Inc.** (United States; MXIM)	**1.59%**
8.	**Intel Corporation** (United States; INTC)	**1.50%**
9.	**Safeway, Inc.** (United States; SWY)	**1.38%**
10.	**General Electric Company** (United States; GE)	**1.26%**

Portfolio holdings are subject to change, and should not be construed as a recommendation of any security.

Growth of $10,000 Investment

Performance data quoted represents past performance. Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Please call 1-800-525-2440 to obtain the most recent month-end performance data.



Dreyfus Founders Worldwide Growth Fund-Class F
MSCI World Index
$30,000
$20,000
$10,000
$0
6/95
6/97
6/99
6/01
6/03
6/05
$19,801
$14,001

The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Worldwide Growth Fund on 6/30/95 to a $10,000 investment made in an unmanaged securities index on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses, subject to applicable fee waivers. **These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.**

The Morgan Stanley Capital International (MSCI) World Index measures global developed market equity performance. The total return figures cited for this index assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund. Further information related to Fund performance is contained elsewhere in this report.

Average Annual and Year-to Date Total Return as of 6/30/05

Class (Inception Date)	**Year-to-Date**†	**1 Year**	**5 Years**	**10 Years**	**Since Inception**
A Shares (12/31/99)					
With sales charge (5.75%)	(6.69%)	2.34%	(9.28%)	—	(9.08%)
Without sales charge	(1.01%)	8.55%	(8.20%)	—	(8.09%)
B Shares (12/31/99)					
With redemption*	(5.32%)	3.71%	(9.13%)	—	(8.89%)
Without redemption	(1.38%)	7.71%	(8.84%)	—	(8.76%)
C Shares (12/31/99)					
With redemption**	(2.31%)	6.78%	(9.18%)	—	(9.09%)
Without redemption	(1.32%)	7.78%	(9.18%)	—	(9.09%)
F Shares (12/29/89)	(1.01%)	8.62%	(8.07%)	3.42%	7.12%
R Shares (12/31/99)	(0.76%)	9.13%	(7.69%)	—	(7.64%)
T Shares (12/31/99)					
With sales charge (4.50%)	(5.71%)	3.21%	(10.10%)	—	(9.89%)
Without sales charge	(1.24%)	8.08%	(9.27%)	—	(9.13%)

Average annual and year-to-date total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but do reflect the reinvestment of dividends and capital gain distributions, fee waivers for certain share classes, and adjustments for financial statement purposes. Part of the Fund's historical performance is due to the purchase of securities sold in initial public offerings (IPOs). There is no guarantee that the Fund's investments in IPOs, if any, will continue to have a similar impact on performance. Investments in foreign securities entail unique risks, including political, market, and currency risks.

* The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.

** The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

† Total return is not annualized.

Weak Stock Selection Hampered Return

On a country basis, the largest drag on performance during the period came from the United Kingdom, primarily due to poor stock selection. **Vodafone Group PLC** and **SABMiller PLC** were the main detractors for the Fund from this country. Vodafone's stock dropped due to increased competition, lower product pricing and shrinking margins. The company's Japanese subsidiary, Vodafone K.K., reported another weak quarter as well. SABMiller fell on poor U.S. beer sales and continued merger and acquisition speculation.

Bottom 3 Performing Sectors in the Fund
Energy
Utilities
Financials

Additionally, holdings in the Netherlands, Canada and Belgium detracted from performance due to company-specific disappointments.

Within the benchmark, energy was the strongest performing sector during the period, as exploration and production and oil services stocks did particularly well, driven by rising oil prices and limited refining capacity. Although numerous energy stocks performed well for the Fund, it held a relative underweight position in this sector, which, paired with overall weak stock selection, detracted from the Fund's relative return for the period.


Portfolio Composition of Net Assets
52.06% United States
10.33% United Kingdom
9.62% Japan
5.12% France
3.54% Germany
3.41% Switzerland
2.29% Canada
1.95% Italy
11.17% Other Countries
0.51% Cash & Equivalents

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio managers and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

An underweight position in utilities and poor stock selection in financials also produced a drag on the Fund's return.

Some of the names that detracted from Fund performance came from a variety of sectors. Poor execution, disappointing margin trends, and difficulties with certain projects overshadowed strong bookings and revenue growth for Accenture Limited. **W.W. Grainger, Inc.** exhibited sluggish sales trends and lower earnings expectations. Despite strong demand trends, **Royal Caribbean Cruises Limited** came in well below consensus earnings estimates for the fourth quarter of 2004, which were reported in February of 2005. Additionally, high fuel prices and a lack of cost controls were the major variances that led to the company's poor results. Trend Micro, Inc., a Japanese developer of anti-virus software, fell on Microsoft's announcement that it will be packaging a competitor's anti-virus software with its operating system. Manpower, Inc. and **JetBlue Airways Corporation** underperformed for the period as well.

In Conclusion

The Fund's strategy remains unchanged. We will continue to use a bottom-up, fundamentally based research approach to seek companies that may exhibit revenue and earnings growth, and that are characterized by valuations that make sense compared to the market, the peer group and their growth rates.

Remi J. Browne, CFA
Co-Portfolio Manager

Daniel B. LeVan, CFA
Co-Portfolio Manager

Jeffrey R. Sullivan, CFA
Co-Portfolio Manager

John B. Jares, CFA
Co-Portfolio Manager

Fund Expenses

(unaudited)

As a shareholder of the Fund, depending on the class of shares of the Fund you own, you incur two types of costs: (1) transaction costs, including front-end and contingent deferred sales charges; and (2) ongoing costs, including management fees, Rule 12b-1 fees, shareholder services fees, and other expenses. The expense example shown below is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The expense example is based on an investment of $1,000 on January 1, 2005 and held through June 30, 2005.

Actual Expenses The numbers included in the expense example in the rows with the word “Actual” in the title provide information about actual account values and actual expenses. You may use this information to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.60), then multiply the result by the number under the column heading entitled “Expenses Paid During Period” for the class of shares you own to estimate the expenses you paid on your account during this period.

Hypothetical Expenses For Comparison Purposes The numbers included in the expense example in the rows with the word “Hypothetical” in the title provide information about hypothetical account values and hypothetical expenses based on the Fund’s actual expense ratio for each class of shares, and an assumed rate of return of 5% per year before expenses, which is not the Fund’s actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare the hypothetical expenses in the expense example for the class of shares you own with the hypothetical expenses that appear in the shareholder reports of other funds.

Please note that the expenses shown in the expense example are meant to highlight your ongoing costs only and do not reflect the transaction costs described above. Therefore, the hypothetical expenses in the expense example are useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if the transaction costs were included, your costs would have been higher.

Expense Example

	Beginning Account Value (1/1/05)	Ending Account Value (6/30/05)	Expenses Paid During Period* (1/1/05-6/30/05)
Class A Actual	$1,000.00	$980.49	$9.37
Class A Hypothetical	1,000.00	1,015.26	9.54
Class B Actual	1,000.00	973.21	13.00
Class B Hypothetical	1,000.00	1,011.54	13.25
Class C Actual	1,000.00	973.84	12.91
Class C Hypothetical	1,000.00	1,011.64	13.15
Class F Actual	1,000.00	980.71	9.18
Class F Hypothetical	1,000.00	1,015.46	9.34
Class R Actual	1,000.00	985.27	7.11
Class R Hypothetical	1,000.00	1,017.57	7.23
Class T Actual	1,000.00	976.22	11.33
Class T Hypothetical	1,000.00	1,013.25	11.55

*Expenses are equal to each Class's respective annualized expense ratio, shown below, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).

Expense Ratios

These expense ratios reflect reimbursements and/or waivers of expenses by the Fund's investment adviser or its affiliates, earnings credits and brokerage offsets, where applicable.

	Expense Ratio
Class A	1.90%
Class B	2.64%
Class C	2.62%
Class F	1.86%
Class R	1.44%
Class T	2.30%

Statement of Investments

June 30, 2005 *(unaudited)*

Shares		Market Value
Common Stocks (Domestic)—52.1%		
Airlines—1.9%		
57,675	AMR Corporation*	$ 698,438
41,075	JetBlue Airways Corporation*	839,573
		1,538,011
Application Software—1.0%		
22,825	Autodesk, Inc.	784,495
Asset Management & Custody Banks—0.5%		
8,825	Northern Trust Corporation	402,332
Biotechnology—1.9%		
5,325	Amgen, Inc.*	321,950
9,000	Genentech, Inc.*	722,520
17,700	MedImmune, Inc.*	472,944
		1,517,414
Broadcasting & Cable TV—2.6%		
19,275	Clear Channel Communications, Inc.	596,176
25,300	Comcast Corporation Special Class A*	757,735
17,350	EchoStar Communications Corporation	523,103
7,300	XM Satellite Radio Holdings, Inc. Class A*	245,718
		2,122,732
Communications Equipment—1.9%		
47,275	Cisco Systems, Inc.*	903,425
8,825	Juniper Networks, Inc.*	222,214
22,575	Motorola, Inc.	412,220
		1,537,859
Computer & Electronics Retail—0.3%		
3,775	Best Buy Company, Inc.	258,776

Guide to Understanding Foreign Holdings

The following abbreviations are used throughout the Statement of Investments to indicate the country of origin on non-U.S. holdings.

AU	Australia	HK	Hong Kong	SG	Singapore
BD	Bermuda	ID	Indonesia	SP	Spain
BE	Belgium	IN	India	SW	Sweden
CA	Canada	IT	Italy	SZ	Switzerland
CN	China	JA	Japan	TH	Thailand
DE	Denmark	KR	South Korea	TU	Turkey
FI	Finland	MA	Malaysia	TW	Taiwan
FR	France	NE	Netherlands	UK	United Kingdom
GE	Germany	NW	Norway		
GR	Greece	PH	Philippines		

Shares		Market Value
Computer Hardware—1.2%		
27,175	Apple Computer, Inc.*	$ 1,000,312
Computer Storage & Peripherals—1.7%		
99,550	EMC Corporation*	1,364,831
Consumer Electronics—0.4%		
3,900	Harman International Industries, Inc.	317,304
Data Processing & Outsourced Services—1.0%		
18,450	Automatic Data Processing, Inc.	774,347
Department Stores—1.1%		
15,425	Kohl's Corporation*	862,412
Food Retail—1.4%		
49,000	Safeway, Inc.	1,106,910
General Merchandise Stores—2.3%		
42,950	Dollar General Corporation	874,462
17,425	Target Corporation	948,094
		1,822,556
Healthcare Distributors—0.5%		
10,275	Henry Schein, Inc.*	426,618
Healthcare Facilities—0.9%		
13,750	Triad Hospitals, Inc.*	751,300
Healthcare Supplies—0.9%		
14,450	Charles River Laboratories International, Inc.*	697,213
Hotels, Resorts & Cruise Lines—0.9%		
12,450	Carnival Corporation	679,148
Household Products—2.6%		
10,700	Clorox Company	596,204
29,425	Colgate-Palmolive Company	1,468,602
		2,064,806
Human Resource & Employment Services—0.4%		
11,875	Monster Worldwide, Inc.*	340,575
Industrial Conglomerates—1.3%		
29,125	General Electric Company	1,009,181
Integrated Oil & Gas—1.3%		
4,050	ConocoPhillips	232,835
13,950	ExxonMobil Corporation	801,707
		1,034,542
Integrated Telecommunication Services—0.5%		
6,925	Alltel Corporation	431,289
Internet Software & Services—0.6%		
14,825	Yahoo!, Inc.*	513,686
Investment Banking & Brokerage—0.5%		
4,050	Goldman Sachs Group, Inc.	413,181

See notes to statement of investments.

Statement of Investments

June 30, 2005 *(unaudited) (continued)*

Shares		Market Value
Leisure Facilities—2.0%		
33,800	Royal Caribbean Cruises Limited	$ 1,634,568
Movies & Entertainment—0.9%		
7,425	DreamWorks Animation SKG, Inc.*	194,535
21,850	Walt Disney Company	550,183
		744,718
Multi-Line Insurance—0.4%		
5,200	American International Group, Inc.	302,120
Personal Products—1.3%		
7,150	Avon Products, Inc.	270,628
15,400	Gillette Company	779,702
		1,050,330
Pharmaceuticals—6.9%		
18,850	Abbott Laboratories	923,839
5,425	Eli Lilly and Company	302,227
22,975	Johnson & Johnson	1,493,375
29,125	MGI Pharma, Inc.*	633,760
29,106	Pfizer, Inc.	802,743
30,450	Wyeth	1,355,025
		5,510,969
Railroads—0.8%		
9,375	Union Pacific Corporation	607,500
Semiconductors—6.0%		
26,100	Broadcom Corporation*	926,811
46,050	Intel Corporation	1,200,063
22,425	Linear Technology Corporation	822,773
33,225	Maxim Integrated Products, Inc.	1,269,527
20,225	Texas Instruments, Inc.	567,716
		4,786,890
Specialty Chemicals—0.8%		
10,850	Sigma-Aldrich Corporation	608,034
Specialty Stores—0.3%		
7,025	PETsMART, Inc.	213,209
Systems Software—1.8%		
24,900	Microsoft Corporation	618,516
36,875	Symantec Corporation*	801,663
		1,420,179
Thrifts & Mortgage Finance—0.8%		
16,725	The PMI Group, Inc.	651,941
Trading Companies & Distributors—0.5%		
7,150	W.W. Grainger, Inc.	391,749
Total Common Stocks (Domestic) (Cost—$38,245,835)		41,694,037

Shares		Market Value
Common Stocks (Foreign)—47.3%		
Aerospace & Defense—0.2%		
30,300	BAE Systems PLC (UK)	$ 155,816
Apparel, Accessories & Luxury Goods—1.3%		
26,000	Burberry Group PLC (UK)	188,210
17,400	Compagnie Financiere Richemont AG (SZ)	585,205
9,800	Gildan Activewear, Inc. (CA)*	256,918
		1,030,333
Application Software—0.8%		
63,600	Sage Group PLC (UK)	254,981
2,010	SAP AG (GE)	351,014
		605,995
Automobile Manufacturers—1.9%		
12,100	Honda Motor Company Limited (JA)	596,763
111,000	Mazda Motor Corporation (JA)	417,338
5,800	Renault SA (FR)	511,703
		1,525,804
Brewers—1.7%		
23,700	Asahi Breweries Limited (JA)	282,494
8,300	InBev NV (BE)	280,952
11,300	Orkla ASA (NW)	416,770
24,800	SABMiller PLC (UK)	387,264
		1,367,480
Broadcasting & Cable TV—1.2%		
8,700	Gestevision Telecinco SA (SP)	203,839
47,100	Mediaset SPA (IT)	555,191
95	TV Asahi Corporation (JA)	203,859
		962,889
Communications Equipment—1.9%		
18,000	GN Store Nord AS (DE)	203,908
45,100	Nokia Oyj (FI)	755,942
2,400	Research In Motion Limited (CA)*	176,631
129,200	Telefonaktiebolaget LM Ericsson (SW)	415,126
		1,551,607
Computer & Electronics Retail—0.4%		
5,800	Yamada Denki (JA)	333,640
Computer Hardware—0.3%		
42,000	NEC Corporation (JA)	227,211
Computer Storage & Peripherals—0.3%		
8,200	Logitech International SA (SZ)*	263,629
Construction Materials—0.3%		
22,200	Rinker Group Limited (AU)	236,584
Construction, Farm Machinery & Heavy Trucks—0.9%		
16,800	Volvo AB Class B (SW)	683,880

See notes to statement of investments.

Shares		*Market Value*
Consumer Finance—0.3%		
3,400	Sanyo Shinpan Finance Company Limited (JA)	$ 233,595
Distillers & Vintners—0.3%		
28,300	Davide Campari - Milano SPA (IT)	207,549
Diversified Banks—2.9%		
8,736	Alpha Bank AE (GR)	233,016
98,900	Banca Intesa SPA (IT)	453,027
34,671	Barclays PLC (UK)	345,095
6,289	BNP Paribas SA (FR)	431,546
14,000	HBOS PLC (UK)	215,857
6,988	Royal Bank of Scotland Group PLC (UK)	211,105
4,600	Societe Generale (FR)	468,462
		2,358,108
Diversified Capital Markets—1.0%		
15,100	Credit Suisse Group (SZ)	595,634
2,844	UBS AG (SZ)	221,927
		817,561
Diversified Chemicals—0.6%		
7,400	BASF AG (GE)	492,557
Diversified Metals & Mining—1.6%		
49,500	BHP Billiton Limited (AU)	683,889
33,100	Xstrata PLC (UK)	638,751
		1,322,640
Electric Utilities—0.8%		
5,800	E.ON AG (GE)	517,178
9,600	Fortum Oyj (FI)	153,939
		671,117
Electrical Components & Equipment—0.6%		
46,100	Sumitomo Electric Industries Limited (JA)	472,181
Electronic Equipment Manufacturers—1.0%		
4,400	Hoya Corporation (JA)	507,799
4,400	Kyocera Corporation (JA)	336,417
		844,216
Food Retail—0.9%		
127,900	Tesco PLC (UK)	730,481
Forest Products—0.3%		
20,100	Canfor Corporation (CA)*	241,161
Household Products—0.4%		
9,650	Reckitt Benckiser PLC (UK)	284,434
Human Resource & Employment Services—0.2%		
4,700	Randstad Holding NV (NE)	162,449
Industrial Conglomerates—0.2%		
23,900	Keppel Corporation Limited (SG)	177,205

Shares		Market Value
Integrated Oil & Gas—2.9%		
76,742	BP PLC (UK)	$ 798,909
6,400	Husky Energy, Inc. (CA)	254,548
13,900	Repsol YPF SA (SP)	355,953
4,100	Royal Dutch Petroleum Company (NE)	267,941
2,620	Total SA (FR)	616,079
		2,293,430
Integrated Telecommunication Services—1.4%		
50,700	BT Group PLC (UK)	208,941
9,600	Deutsche Telekom AG (GE)	177,756
4,600	France Telecom (FR)	134,498
18,100	TELUS Corporation (CA)	636,130
		1,157,325
Leisure Products—0.2%		
6,400	Sankyo Company Limited (JA)	122,910
Life & Health Insurance—0.6%		
84,900	Friends Provident PLC (UK)	276,864
103,600	Old Mutual PLC (UK)	226,468
		503,332
Marine—0.9%		
51	AP Moller-Maersk AS (DE)	487,040
35,000	Kawasaki Kisen Kaisha Limited (JA)	207,646
		694,686
Movies & Entertainment—0.7%		
18,600	Vivendi Universal SA (FR)	586,610
Multi-Line Insurance—0.8%		
16,800	Aviva PLC (UK)	187,235
4,900	Baloise Holding Limited (SZ)	244,713
1,200	Zurich Financial Services AG (SZ)	206,758
		638,706
Multi-Utilities—0.3%		
9,200	Suez SA (FR)	249,735
Office Electronics—0.9%		
14,000	Canon, Inc. (JA)	737,174
Oil & Gas Exploration & Production—1.2%		
13,300	Eni SPA (IT)	343,003
2,600	Norsk Hydro ASA (NW)	238,740
161,900	Oil Search Limited (AU)	378,346
		960,089
Other Diversified Financial Services—1.3%		
27,900	ING Groep NV (NE)	789,087
7,900	Sun Life Financial, Inc. (CA)	266,106
		1,055,193

See notes to statement of investments.

Statement of Investments

June 30, 2005 *(unaudited) (continued)*

Shares		Market Value
Pharmaceuticals—5.9%		
20,000	AstraZeneca Group PLC (UK)	$ 828,167
12,200	Eisai Company Limited (JA)	410,297
5,400	Merck KGaA (GE)	435,241
12,788	Novartis AG (SZ)	609,214
8,500	Novo Nordisk AS Class B (DE)	432,786
8,000	Ono Pharmaceuticals Company Limited (JA)	379,407
8,400	Sanofi-Aventis (FR)	690,258
29,700	Shire Pharmaceuticals Group PLC (UK)	325,684
12,900	Takeda Pharmaceuticals Company Limited (JA)	639,708
		4,750,762
Precious Metals & Minerals—0.3%		
12,400	ThyssenKrupp AG (GE)	215,946
Semiconductors—0.3%		
5,900	Marvell Technology Group Limited (BD)*	224,436
Soft Drinks—0.5%		
14,700	Coca-Cola Hellenic Bottling Company SA (GR)	399,211
Steel—0.8%		
32,400	Bluescope Steel Limited (AU)	202,978
16,300	JFE Holdings, Inc. (JA)	402,687
		605,665
Tires & Rubber—1.1%		
8,900	Continental AG (GE)	641,946
20,000	Sumitomo Rubber Industries Limited (JA)	204,129
		846,075
Tobacco—0.4%		
17,600	British American Tobacco PLC (UK)	339,323
Trading Companies & Distributors—1.2%		
51,000	Mitsubishi Corporation (JA)	693,427
31,000	Mitsui & Company Limited (JA)	293,481
		986,908
Wireless Telecommunication Services—3.3%		
9,900	Bouygues SA (FR)	410,473
153,600	China Mobile (Hong Kong) Limited (HK)	572,220
89,700	O2 PLC (UK)*	218,986
596,575	Vodafone Group PLC (UK)	1,453,757
		2,655,436
Total Common Stocks (Foreign) (Cost—$30,412,431)		37,983,074

Principal Amount		*Amortized Cost*
Corporate Short-Term Notes—0.8%		
Household Appliances—0.8%		
$600,000	Stanley Works, Inc. 3.37% 7/1/05~	$ 600,000
Total Corporate Short-Term Notes (Amortized Cost—$600,000)		600,000
Total Investments—100.2% (Total Cost—$69,258,266)		80,277,111
Other Assets and Liabilities—(0.2%)		(191,770)
Net Assets—100.0%		$80,085,341

Notes to Statement of Investments

* *Non-income producing.*

~ *Security was acquired pursuant to Section 4(2) of the Securities Act of 1933 and may be deemed to be restricted for resale. These securities amounted to $600,000, or 0.8%, of the Fund's net assets as of June 30, 2005.*

See notes to financial statements.

Statement of Assets and Liabilities

June 30, 2005 *(unaudited)*

Assets		
Investment securities, at cost	$	69,258,266
Investment securities, at market		80,277,111
Cash		261,457
Foreign currency (cost $34,424)		34,374
Receivables:		
Investment securities sold		3,017,028
Capital shares sold		5,411
Dividends and interest		91,957
Other assets		116,352
Total Assets		83,803,690

Liabilities		
Payables and other accrued liabilities:		
Investment securities purchased		2,775,320
Capital shares redeemed		733,660
Advisory fees		67,127
Shareholder servicing fees		7,735
Accounting fees		5,330
Distribution fees		17,395
Transfer agency fees		4,661
Custodian fees		7,518
To transfer agent		7
Other		99,596
Total Liabilities		3,718,349
Net Assets	$	80,085,341

Composition of Net Assets		
Capital (par value and paid-in surplus)	$	134,119,314
Undistributed net investment income		170,311
Accumulated net realized loss from security transactions		(65,222,640)
Net unrealized appreciation on investments and foreign currency translation		11,018,356
Total	$	80,085,341

Class A		
Net Assets	$	637,682
Shares Outstanding		50,261
Net Asset Value, Redemption Price Per Share	$	12.69
Maximum offering price per share (net asset value plus sales charge of 5.75% of offering price)	$	13.46
Class B		
Net Assets	$	1,793,882
Shares Outstanding		147,477
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	12.16
Class C		
Net Assets	$	258,689
Shares Outstanding		21,698
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	11.92
Class F		
Net Assets	$	54,010,196
Shares Outstanding		4,242,049
Net Asset Value, Offering and Redemption Price Per Share	$	12.73
Class R		
Net Assets	$	23,350,173
Shares Outstanding		1,792,654
Net Asset Value, Offering and Redemption Price Per Share	$	13.03
Class T		
Net Assets	$	34,719
Shares Outstanding		2,918
Net Asset Value, Redemption Price Per Share	$	11.90
Maximum offering price per share (net asset value plus sales charge of 4.50% of offering price)	$	12.46

See notes to financial statements.

Statement of Operations

For the six months ended June 30, 2005 *(unaudited)*

Investment Income	
Dividends	$ 997,864
Interest	15,749
Foreign taxes withheld	(93,150)
Total Investment Income	920,463
Expenses	
Advisory fees—Note 2	416,099
Shareholder servicing fees—Note 2	46,071
Accounting fees—Note 2	32,895
Distribution fees—Note 2	78,774
Transfer agency fees—Note 2	41,474
Registration fees	26,050
Postage and mailing expenses	7,130
Custodian fees and expenses—Note 2	29,024
Printing expenses	25,324
Legal and audit fees	14,360
Directors' fees and expenses—Note 2	7,620
Other expenses	29,278
Total Expenses	754,099
Earnings Credits	(2,630)
Reimbursed/Waived Expenses	(10,918)
Expense Offset to Broker Commissions	(7,605)
Net Expenses	732,946
Net Investment Income	187,517
Realized and Unrealized Gain (Loss) on Security Transactions and Foreign Currency Transactions	
Net Realized Gain (Loss) on:	
Security Transactions	4,987,580
Foreign Currency Transactions	(11,544)
Net Realized Gain	4,976,036
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	(6,010,944)
Net Realized and Unrealized Loss	(1,034,908)
Net Decrease in Net Assets Resulting from Operations	$ (847,391)

See notes to financial statements.

Statements of Changes in Net Assets

(unaudited)

	Six months ended 6/30/05	Year ended 12/31/04
Operations		
Net Investment Income (Loss)	$ 187,517	$ (42,516)
Net Realized Gain on Security and Foreign Currency Transactions	4,976,036	14,019,429
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	(6,010,944)	(3,533,551)
Net Increase (Decrease) in Net Assets Resulting from Operations	(847,391)	10,443,362
Capital Share Transactions		
Net Increase (Decrease)—Note 4		
Class A	122,914	(195,731)
Class B	(237,845)	21,999
Class C	(10,071)	(26,743)
Class F	(6,412,470)	(16,782,781)
Class R	(1,119,887)	383,468
Class T	(18,089)	(14,130)
Net Decrease from Capital Share Transactions	(7,675,448)	(16,613,918)
Net Decrease in Net Assets	(8,522,839)	(6,170,556)
Net Assets		
Beginning of period	$ 88,608,180	$ 94,778,736
End of period	$ 80,085,341	$ 88,608,180
Undistributed (Accumulated) Net Investment Income (Loss)	$ 170,311	$ (17,206)

See notes to financial statements.

Financial Highlights

(unaudited)

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class A Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$12.82	$11.38	$8.32	$11.71	$15.78
Income from investment operations:					
Net investment income (loss)	0.02[a]	(0.21)	(0.10)	(0.15)	(0.09)
Net realized and unrealized gains (losses) on securities	(0.15)	1.65	3.16	(3.24)	(3.98)
Total from investment operations	(0.13)	1.44	3.06	(3.39)	(4.07)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of period	$12.69	$12.82	$11.38	$8.32	$11.71
Total Return[b]	(1.01%)	12.65%	36.78%	(28.95%)	(25.79%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$638	$519	$656	$543	$1,003
Ratios to average net assets[c]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[d]	1.92%	1.81%	2.03%	2.06%	2.10%
Expenses with reimbursements, earnings credits and brokerage offsets	1.90%	1.81%	2.03%	2.06%	2.09%
Net investment income (loss)	0.36%	(0.18%)	(0.55%)	(0.77%)	(0.96%)
Portfolio turnover rate[e]	139%	130%	138%	211%	145%

a. *Computed using average shares outstanding throughout the period.*
b. *Sales charges are not reflected in the total return.*
c. *Annualized.*
d. *Certain fees were waived by the custodian. Had these fees not been waived, the expense ratios would have been 1.95% (2005), 1.83% (2004), 2.04% (2003), 2.06% (2002), and 2.10% (2001).*
e. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class B Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$12.33	$11.02	$8.12	$11.52	$15.57
Income from investment operations:					
Net investment loss	(0.03)[a]	(0.09)	(0.16)	(0.14)	(0.15)
Net realized and unrealized gains (losses) on securities	(0.14)	1.40	3.06	(3.26)	(3.90)
Total from investment operations	(0.17)	1.31	2.90	(3.40)	(4.05)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of period	$12.16	$12.33	$11.02	$8.12	$11.52
Total Return[b]	(1.38%)	11.89%	35.71%	(29.51%)	(26.01%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$1,794	$2,061	$1,821	$1,459	$2,089
Ratios to average net assets[c]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[d]	2.66%	2.52%	2.80%	2.71%	2.54%
Expenses with reimbursements, earnings credits and brokerage offsets	2.64%	2.52%	2.80%	2.70%	2.53%
Net investment loss	(0.42%)	(0.87%)	(1.30%)	(1.41%)	(1.43%)
Portfolio turnover rate[e]	139%	130%	138%	211%	145%

a. Computed using average shares outstanding throughout the period.
b. Sales charges are not reflected in the total return.
c. Annualized.
d. Certain fees were waived by the custodian. Had these fees not been waived, the expense ratios would have been 2.69% (2005), 2.54% (2004), 2.82% (2003), 2.71% (2002), and 2.54% (2001).
e. Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.
See notes to financial statements.

Financial Highlights

(unaudited) (continued)

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class C Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$12.08	$10.81	$7.96	$11.34	$15.56
Income from investment operations:					
Net investment loss	(0.02)[a]	(0.20)	(0.20)	(0.30)	(0.30)
Net realized and unrealized gains (losses) on securities	(0.14)	1.47	3.05	(3.08)	(3.92)
Total from investment operations	(0.16)	1.27	2.85	(3.38)	(4.22)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of period	$11.92	$12.08	$10.81	$7.96	$11.34
Total Return[b]	(1.32%)	11.75%	35.80%	(29.81%)	(27.12%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$259	$272	$271	$218	$380
Ratios to average net assets[c]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[d]	2.65%	2.60%	2.82%	3.33%	4.18%
Expenses with reimbursements, earnings credits and brokerage offsets	2.62%	2.59%	2.82%	3.33%	4.17%
Net investment loss	(0.39%)	(0.97%)	(1.34%)	(2.05%)	(3.07%)
Portfolio turnover rate[e]	139%	130%	138%	211%	145%

a. Computed using average shares outstanding throughout the period.
b. Sales charges are not reflected in the total return.
c. Annualized.
d. Certain fees were waived by the custodian or reimbursed by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 2.68% (2005), 2.62% (2004), 2.84% (2003), 3.40% (2002), and 4.18% (2001).
e. Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class F Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$12.86	$11.41	$8.33	$11.72	$15.69
Income from investment operations:					
Net investment income (loss)	0.02[a]	(0.21)	(0.13)	(0.13)	(0.14)
Net realized and unrealized gains (losses) on securities	(0.15)	1.66	3.21	(3.26)	(3.83)
Total from investment operations	(0.13)	1.45	3.08	(3.39)	(3.97)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of period	$12.73	$12.86	$11.41	$8.33	$11.72
Total Return	(1.01%)	12.71%	36.97%	(28.92%)	(25.30%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$54,010	$61,038	$70,566	$59,890	$101,592
Ratios to average net assets[b]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[c]	1.88%	1.78%	1.97%	1.84%	1.61%
Expenses with reimbursements, earnings credits and brokerage offsets	1.86%	1.77%	1.97%	1.84%	1.60%
Net investment income (loss)	0.35%	(0.13%)	(0.47%)	(0.55%)	(0.50%)
Portfolio turnover rate[d]	139%	130%	138%	211%	145%

a. *Computed using average shares outstanding throughout the period.*
b. *Annualized.*
c. *Certain fees were waived by the custodian. Had these fees not been waived, the expense ratios would have been 1.91% (2005), 1.80% (2004), 1.98% (2003), 1.84% (2002), and 1.61% (2001).*
d. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

(unaudited) (continued)

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class R Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$13.13	$11.60	$8.44	$11.81	$15.75
Income from investment operations:					
Net investment income (loss)	0.05	0.03	0.00[a]	(0.01)	(0.02)
Net realized and unrealized gains (losses) on securities	(0.15)	1.50	3.16	(3.36)	(3.92)
Total from investment operations	(0.10)	1.53	3.16	(3.37)	(3.94)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of period	$13.03	$13.13	$11.60	$8.44	$11.81
Total Return	(0.76%)	13.19%	37.44%	(28.54%)	(25.02%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$23,350	$24,665	$21,404	$14,060	$19,193
Ratios to average net assets[b]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[c]	1.46%	1.37%	1.51%	1.41%	1.25%
Expenses with reimbursements, earnings credits and brokerage offsets	1.44%	1.37%	1.51%	1.41%	1.24%
Net investment income (loss)	0.78%	0.28%	(0.03%)	(0.13%)	(0.14%)
Portfolio turnover rate[d]	139%	130%	138%	211%	145%

a. *Net investment loss for the year ended December 31, 2003 aggregated less than $0.01 on a per share basis.*
b. *Annualized.*
c. *Certain fees were waived by the custodian. Had these fees not been waived, the expense ratios would have been 1.49% (2005), 1.39% (2004), 1.53% (2003), 1.41% (2002), and 1.25% (2001).*
d. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

	Six months ended June 30, 2005	Year ended December 31, 2004	2003	2002	2001
Class T Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$12.05	$10.73	$7.89	$11.46	$15.65
Income from investment operations:					
Net investment loss	(0.01)[a]	(0.36)	(0.14)	(0.59)	(0.26)
Net realized and unrealized gains (losses) on securities	(0.14)	1.68	2.98	(2.98)	(3.93)
Total from investment operations	(0.15)	1.32	2.84	(3.57)	(4.19)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of period	$11.90	$12.05	$10.73	$7.89	$11.46
Total Return[b]	(1.24%)	12.30%	35.99%	(31.15%)	(26.77%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$35	$54	$61	$47	$90
Ratios to average net assets[c]:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[d]	2.33%	2.14%	2.54%	4.60%	3.75%
Expenses with reimbursements, earnings credits and brokerage offsets	2.30%	2.14%	2.54%	4.60%	3.74%
Net investment loss	(0.20%)	(0.50%)	(1.05%)	(2.88%)	(2.72%)
Portfolio turnover rate[e]	139%	130%	138%	211%	145%

a. *Computed using average shares outstanding throughout the period.*
b. *Sales charges are not reflected in the total return.*
c. *Annualized.*
d. *Certain fees were waived by the custodian or reimbursed by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 2.35% (2005), 2.16% (2004), 2.56% (2003), 5.48% (2002), and 10.02% (2001).*
e. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

See notes to financial statements.

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940 (the "1940 Act"). Ten series of shares are currently issued: Balanced, Discovery, Equity Growth, Government Securities, Growth, International Equity, Mid-Cap Growth, Money Market, Passport and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders Worldwide Growth Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B shares redeemed within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

Security Valuations**—**A domestic equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of a security traded on Nasdaq, at its official closing price. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available, or in the case of written call options, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers.

A foreign equity security traded on a foreign exchange is valued at the last quoted official closing price available before the time when the Fund's assets are valued, or at the last quoted sales price if the exchange does not provide an official closing price or if the foreign market has not yet closed. Lacking any sales that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available. Since February 22, 2005, New York closing exchange rates have been used to convert foreign currencies to U.S. dollars. Previously, London closing exchange rates were used to convert foreign currencies to U.S. dollars.

A debt security with a remaining maturity greater than 60 days at the time of purchase is valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such price is not available, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers. A debt security with a remaining maturity of 60 days or less at the time of purchase is valued at amortized cost, which approximates market value, unless it is determined that amortized cost would not represent market value, in which case the securities would be marked to market. The Fund amortizes premiums and discounts on all debt securities.

If market quotations or official closing prices are not readily available or are determined not to reflect accurately fair value, securities will be valued at their fair value as

determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event occurs after the close of the market on which a security is traded but before the Fund calculates its net asset value, and it is determined that the event has materially affected the value of the security. Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indexes of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts.

Using fair value to price securities may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their net asset values. In addition, it is possible that the fair value determined for a security may be different from the value that may be realized upon the security's sale, and that these differences may be material to the net asset value of the Fund.

Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

Foreign Securities and Currency Transactions—Foreign securities carry more risk than U.S. securities, such as political and currency risks. The Fund normally will invest a large portion of its assets in foreign securities. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The resultant foreign currency gain or loss from the contract is recorded as foreign currency gain or loss and is presented as such in the Statement of Operations. Foreign currency held at June 30, 2005 for settling foreign trades is listed on the Statement of Assets and Liabilities.

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of the Internal Revenue Code

that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily, as earned, and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Distributions to Shareholders—The Fund declares and distributes dividends (if any) and capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions on Fund portfolio transactions. These commissions reduce Other Expenses and are included in the Expense Offset to Broker Commissions in the Statement of Operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Indemnifications—In the normal course of business, the Company enters into contracts that contain provisions indemnifying other parties against specified potential liabilities. Each Fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Fund that have not yet occurred. However, based on experience, the Funds expect the risk of loss to be remote.

Other—Certain prior year information has been reformatted, without substantive change, to conform with the current period presentation.

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is an indirect wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the Fund's net assets. The fee is 1.00% of the first $250 million of net assets, 0.80% of the next $250 million of net assets, and 0.70% of net assets in excess of $500 million.

Shareholder Servicing and Transfer Agency Fees for Class F Shares—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), the direct owner of Founders and a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus", an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. The Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. During the six months ended June 30, 2005, Class F shares were charged $42,640 pursuant to this shareholder services agreement.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all of the Fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges from DTI are paid by the Fund. During the six months ended June 30, 2005, Class F shares were charged $16,732 for out-of-pocket transfer agent charges.

Transfer Agency Fees for Class A, Class B, Class C, Class R and Class T Shares—The fees charged by DTI with respect to the Fund's Class A, B, C, R and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $12.58 to $13.00, per shareholder account considered to be an open account at any time during a given month, plus out-of-pocket charges. Class-specific transfer agency fees, including both the per account fees paid to DTI and out-of-pocket charges, during the six months ended June 30, 2005 were as follows:

	Transfer Agency Fees
Class A	$713
Class B	$2,129
Class C	$287
Class R	$3,780
Class T	$89

Certain as-of shareholder transactions may result in gains or losses to the Fund. Depending on the circumstances, these gains may be payable to, or reimbursable from, the transfer agent; such gains and losses are presented on the Statement of Assets and Liabilities.

Cash Management Fees—The Funds also pay Mellon Bank N.A. ("Mellon Bank"), a wholly-owned subsidiary of Mellon Financial Corporation and an affiliate of Founders, fees for certain cash management services. These include various services related to the processing of shareholder transactions in the Funds. During the six months ended June 30, 2005, the Fund was charged $1,056 for cash management fees, which are included in the out-of-pocket transfer agency charges above.

Other Transfer Agency Fees—Various broker-dealers, retirement plan administrators and other entities have established omnibus accounts with the Fund, and provide sub-transfer agency, recordkeeping or similar services to persons holding Fund shares through those accounts. During the six months ended June 30, 2005, the Fund paid $17,744 to these entities for such services. This amount is included in the transfer agency fees shown on the Statement of Operations.

Distribution and Shareholder Services Plans—DSC also is the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing or servicing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the six months ended June 30, 2005, Class F shares were charged $70,833 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class B, Class C and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

Distribution and shareholder servicing fees paid to DSC by the Fund's Class A, B, C and T shares for the six months ended June 30, 2005, were as follows:

	Distribution Fees	Shareholder Servicing Fees
Class A	N/A	$748
Class B	$6,895	$2,298
Class C	$992	$331
Class T	$54	$54

During the six months ended June 30, 2005, DSC retained $48 in sales commissions from the sales of Class A shares. DSC also retained $2,426 and $1 of contingent deferred sales charges relating to redemptions of Class B shares and Class C shares, respectively.

Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed by applying the following rates, as applicable, to the domestic assets and foreign assets, with the proportions of domestic and foreign assets recalculated monthly, plus reasonable out-of-pocket expenses.

On Assets in Excess of	But Not Exceeding	Domestic Fee	Foreign Fee
$0	$500 million	0.06%	0.10%
$500 million	$1 billion	0.04%	0.065%
$1 billion		0.02%	0.02%

Founders has contractually agreed in writing to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Fund held by the custodian. The Fund could have employed these assets elsewhere to produce income had it not entered into this arrangement. The custodian has contractually agreed in writing to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the six months ended June 30, 2005, the Fund's portion of the fee waiver was $10,918, which reduced the amount paid to Mellon Bank to $18,106.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is invested in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Other Liabilities on the Statement of Assets and Liabilities. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders, which pays their compensation. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, foreign currency transactions, net operating losses and capital loss carryovers.

The tax components of capital represent distribution requirements the Fund must satisfy under the income tax regulations and losses or tax deductions the Fund may be able to offset against income and capital gains realized in future years. Accumulated capital losses and post-October 31 capital losses noted below, if any, as of December 31, 2004, represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. Accumulated capital losses as of December 31, 2004 were:

Expiration	Amount
2009	$44,574,793
2010	$22,200,649
2011	$3,142,525
	$69,917,967

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of June 30, 2005 are noted below. Unrealized appreciation/depreciation in the table below excludes appreciation/depreciation on foreign currency translation, if any. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Federal Tax Cost	$69,622,674
Gross Tax Appreciation of Investments	$11,386,581
Gross Tax Depreciation of Investments	$(732,144)
Net Tax Appreciation	$10,654,437

4. Capital Share Transactions

The Fund is authorized to issue 450 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

	Six months ended 6/30/05			Year ended 12/31/04		
	Shares		Amount	Shares		Amount
Class A						
Sold	12,734	$	160,031	14,460	$	169,930
Redeemed	(2,925)	$	(37,117)	(31,674)	$	(365,661)
Net Increase (Decrease)	9,809	$	122,914	(17,214)	$	(195,731)
Class B						
Sold	6,161	$	74,891	31,752	$	357,137
Redeemed	(25,749)	$	(312,736)	(29,868)	$	(335,138)
Net Increase (Decrease)	(19,588)	$	(237,845)	1,884	$	21,999
Class C						
Sold	1,174	$	13,988	8,384	$	94,894
Redeemed	(2,025)	$	(24,059)	(10,901)	$	(121,637)
Net Decrease	(851)	$	(10,071)	(2,517)	$	(26,743)
Class F						
Sold	140,793	$	1,789,634	837,712	$	9,854,038
Redeemed	(644,810)	$	(8,202,104)	(2,275,773)	$	(26,636,819)
Net Decrease	(504,017)	$	(6,412,470)	(1,438,061)	$	(16,782,781)
Class R						
Sold	94,405	$	1,223,126	209,694	$	2,478,822
Redeemed	(180,172)	$	(2,343,013)	(175,936)	$	(2,095,354)
Net Increase (Decrease)	(85,767)	$	(1,119,887)	33,758	$	383,468
Class T						
Sold	0	$	0	1,421	$	15,509
Redeemed	(1,530)	$	(18,089)	(2,672)	$	(29,639)
Net Decrease	(1,530)	$	(18,089)	(1,251)	$	(14,130)

5. Investment Transactions

For the six months ended June 30, 2005, purchases and sales of investment securities (excluding short-term securities and U.S. government obligations) were $55,030,641 and $61,397,510, respectively.

6. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for temporary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $50 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $50 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At June 30, 2005, the Fund did not have any borrowings under the LOC.

7. Legal Matters

In early 2004, two purported class and derivative actions were filed against Mellon Financial Corporation, Mellon Bank, Founders, Dreyfus, and certain directors of the Dreyfus Founders Funds and the Dreyfus Funds (together, the "Defendant Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Defendant Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Defendant Funds. The Amended Complaint in the newly styled *In re Dreyfus Mutual Funds Fee Litigation* also named DSC, Premier Mutual Fund Services, Inc. and two additional directors of the Defendant Funds as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Defendant Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Defendant Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Defendant Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Defendant Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Defendant Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Defendant Funds. Founders, Dreyfus and the Defendant Funds believe the allegations to be totally without merit and intend to defend the action vigorously. The defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Founders nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Founders' ability to perform its contract with the Funds.



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For More Information

Dreyfus Founders Worldwide Growth Fund

Manager

Founders Asset
Management LLC
210 University Boulevard
Suite 800
Denver, CO 80206

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail Dreyfus Founders Funds, Inc.
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2005, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.

This report and the statements it contains are submitted for the general information of our shareholders. The report is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus.

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